2025
ANNUAL REPORT

Chemours™

DEAR CHEMOURS SHAREHOLDERS,



DENISE M. DIGNAM
PRESIDENT & CHIEF EXECUTIVE OFFICER

I am extremely proud of the significant strategic progress Chemours made in 2025. In a challenging macroeconomic environment marked by external pressures and internal operational disruptions, we took decisive action and remained disciplined in executing our Pathway to Thrive strategy to strengthen our long-term position. Over the course of the year, we reinforced our leadership role in the U.S. technology transition—advancing critical solutions that enable next-generation mobility, energy efficiency, and advanced manufacturing—while driving meaningful growth opportunities for the Company. We drove out costs and positioned Chemours for stronger cash generation, reshaped our portfolio to support high-value applications, resolved legacy liabilities and continued to advocate for our essential chemistries and science-based regulation globally. These actions reflect a company moving with clarity, urgency, and purpose—even amid volatility.

DELIVERING RESULTS THROUGH OUR PATHWAY TO THRIVE STRATEGY

In 2025, Chemours delivered net sales of $5.8 billion and adjusted EBITDA of $742 million. Notably, our Thermal & Specialized Solutions (TSS) business delivered another year of exceptional performance, with Opteon™ Refrigerants recording a 56% year-over-year increase in Net Sales compared to 2024 as global regulation continues to drive adoption and the team executes with commercial excellence.

Our Pathway to Thrive strategy is firmly embedded in our operating cadence, capital allocation, and decision-making. Built on four pillars—Operational Excellence, Enabling Growth, Portfolio Management, and Strengthening the Long Term—Pathway to Thrive has guided our actions throughout 2025, alongside our values and Trusted Chemistry vision.

PATHWAY TO THRIVE

OPERATIONAL EXCELLENCE	ENABLING GROWTH	PORTFOLIO MANAGEMENT	STRENGTHENING THE LONG TERM
Manufacturing excellence as a basis for success	Investing smartly in selected growth projects	Holistic portfolio analysis focused on distinct value creation metrics	Measurable progress on resolving legacy liabilities in the interest of stakeholders
Improved and standardized operating model for consistent execution	Commercial effectiveness to drive sales growth	Shift product mix to higher value applications in growing end markets	Responsible manufacturing practices
Continuous improvement to adapt to changing market	Innovation and new product development	Optimize asset footprint	Targeted policy efforts
>$250M cost reduction from 2024 to 2027	**>5% Sales CAGR from 2024 to 2027**	**Driving shareholder value**	**Recognizing criticality of our chemistries**

Balanced & Disciplined Capital Allocation To Create Shareholder Value
Expanding Free Cash Flow Conversion & Net Leverage Below 3x

In 2025, we continued to make measurable progress across all four pillars of our Pathway to Thrive strategy:

- **Operational Excellence:** We drove out costs and made meaningful improvements in how we operate. In 2025, we reached our goal of delivering at least $125 million of cost savings within our control. Our focus on safety and reliability has never been stronger. Through our Manufacturing Center of Excellence, we continue to take steps to improve our overall operational performance. Looking ahead, we are beginning to unlock efficiencies and reduce waste through the phased implementation of the Chemours Business System (CBS), which is a comprehensive framework that embeds Lean principles and continuous improvement practices throughout our organization. CBS is already in action across our manufacturing circuit to drive improved reliability, quality and safety.

- **Enabling Growth:** We continue to sharpen our commercial excellence across the organization and invest selectively in high-growth markets where our differentiated technologies and deep expertise in managing extreme heat, corrosive and chemically sensitive environments position us to win. Most notably, semiconductors and data centers—critical enablers of the next generation of computing and artificial intelligence—represent compelling long-term growth opportunities for Chemours, and we are deliberately aligning capital and resources to these areas. Strategic investments in liquid cooling and next-generation refrigerants are positioning us to capitalize on this demand, and we are making tangible progress in commercializing our two-phase liquid cooling solution, including technical qualification by Samsung Electronics, a trial with NTT Data, and a manufacturing agreement with Navin Fluorine. Even as we drive cost discipline, we continue to selectively invest in high-potential research and development to protect and extend our leadership in differentiated, next-generation products that will fuel long-term growth.

  At the same time, we are executing with discipline across our commercial organization to drive pricing and expand share in critical applications. Increased demand across data centers and semiconductors is already supporting growth in APM's Performance Solutions, with data center demand also contributing to growth in TSS' refrigerants. The completion of our Opteon™ capacity expansion at our Corpus Christi manufacturing site has established the foundation for TSS to further vertically integrate and reduce reliance on third-party 1234YF as we continue to support the low-GWP refrigerant transition. Despite a weak macroenvironment for titanium dioxide (TiO_2), our commercial excellence initiatives enabled the successful implementation of a global price increase, reinforcing Chemours' value proposition in quality and reliability.

- **Portfolio Management:** We adapted our portfolio to prioritize higher-value applications and returns. In APM, we progressed our European asset review through the announced exit of the SPS Capstone™ business at our Villers-St. Paul site in France and consolidated manufacturing of our Viton™ fluoroelastomers at our Chambers Works site. The business also entered into a strategic agreement with SRF Limited in India to provide additional strength and flexibility to our operating footprint to support market needs for essential applications. In early 2026, Titanium Technologies (TT) announced the sale of our former TiO_2 manufacturing site in Kuan Yin, Taiwan and transitioned to a contract mining model for earth-moving operations at our mines, enabling us to dedicate our focus on our higher value core competency of mineral separation. These actions simplify our footprint, improve capital efficiency, and sharpen our focus on higher-value opportunities.

- **Strengthening the Long Term:** I'm especially proud of the significant progress we've made under this pillar in de-risking Chemours' litigation profile. We continued to resolve our legacy liabilities, notably through reaching a proposed Judicial Consent Order to comprehensively resolve pending environmental and other litigation claims by the State of New Jersey. Across the globe, we are seeing greater recognition for the criticality of our essential chemistries as we continue to educate stakeholders and advocate for science-based regulation. Recent reports issued by the U.S. Department of War and European Parliament's Industry, Research and Energy Committee reinforce the essentiality of fluoropolymers and F-gases across industries, from advanced manufacturing and critical infrastructure to defense. We also refreshed and advanced our progress against our 2030 Corporate Responsibility Commitment goals, aligning them more closely with our Trusted Chemistry vision and evolving stakeholder expectations.

Anchored in disciplined and balanced capital allocation, these actions are positioning us to deliver more consistent shareholder value while maintaining the flexibility needed to seize new growth opportunities. Throughout 2025, we continued to focus on cash generation and the rebalancing of our debt profile, making notable progress toward our long-term target of achieving a net leverage ratio below 3x across economic cycles. The sale of our Kuan Yin site in Taiwan paired with continued earnings growth and improved cash generation will support this progress.

While there's still work to be done, I am confident the actions we've taken under our Pathway to Thrive strategy have ultimately strengthened Chemours' position and ability to generate more consistent performance and value for our shareholders moving forward.

STRENGTHENING OUR FOUNDATIONAL LEADERSHIP
In 2025, we welcomed Mary B. Cranston as Chair of the Board and Alister Cowan as Lead Independent Director. Their leadership and perspective, together with our experienced and talented Board, strengthen our governance and bring a clear focus on executing our strategy, advancing our capital allocation priorities, and creating long-term shareholder value. Our directors bring deep experience, independent judgment, and a shared commitment to Chemours' long-term success, and I, along with the entire management team, value their partnership and stewardship.

We also continued to build depth across our executive team. Matthew Conti joined as Chief Human Resources Officer in June 2025, leading our global people strategy with a sharp focus on building the capabilities and talent pipeline needed to support Chemours' long-term growth and ensuring we continue to invest in the development, wellbeing, and engagement of every team member. More recently, we welcomed Michael Foley as President of TT in February 2026. Michael's deep experience with operational leadership and business transformations will allow us to continue advancing TT's competitiveness and deliver value for our customers in key end markets.

ADVANCING A WINNING CULTURE
At Chemours, our purpose is clear: to deliver trusted chemistry that improves lives and strengthens communities. This vision is anchored in our values—Safety, Integrity, Partnership, Ownership, and Respect—which guide every decision and action across our global operations.

Our people are the heart of Chemours. Their commitment and adaptability are essential as we navigate operational disruptions, portfolio changes, and external pressures. A strong culture and engaged workforce are essential to executing our Pathway to Thrive strategy. We remain steadfast in putting safety first—ensuring every team member returns home safely each day—while fostering an environment where everyone can thrive. Through meaningful growth opportunities, investment in talent development, and support for health and wellbeing, we empower our employees to grow personally and professionally. I am deeply grateful for their hard work, expertise and passion, which make Chemours stronger every day.

LOOKING AHEAD
We remain focused on disciplined execution across Pathway to Thrive—driving stronger cash flow, improving operational fundamentals, enabling growth in our most attractive markets, reshaping our portfolio, and de-risking our balance sheet. CBS will play a major role in how we win in 2026 and beyond by providing our teams with the tools and frameworks needed to solve problems at the source, eliminate waste, and drive accountability and continuous improvement throughout all aspects of our business and operations.

I am confident in our ability to deliver in the year ahead. With a sharp focus on execution, accountability, and value creation, the actions we are taking today position Chemours to generate more consistent, durable performance over the long term. Thank you for your continued support and trust in Chemours.

Sincerely,

Denise Dignam

Denise M. Dignam
President & Chief Executive Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

☒   **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2025

OR

☐   **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission File Number 001-36794



The Chemours Company
(Exact Name of Registrant as Specified in Its Charter)

Delaware	**46-4845564**
(State or other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

1007 Market Street, Wilmington, Delaware 19801
(Address of Principal Executive Offices)

Registrant's Telephone Number: **(302) 773-1000**

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	**Trading Symbol(s)**	**Name of Exchange on Which Registered**
Common Stock ($0.01 par value)	CC	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.	Yes ☒ No ☐
Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.	Yes ☐ No ☒
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.	Yes ☒ No ☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).	Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐
Smaller reporting company ☐	Emerging growth company ☐	

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.	☐
Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.	☒
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.	☒
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b).	☐
Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).	Yes ☐ No ☒

The aggregate market value of common stock held by non-affiliates of the registrant as of June 30, 2025, the last business day of the registrant's most recently completed second fiscal quarter, was approximately $1.7 billion. As of February 18, 2026, 150,085,308 shares of the company's common stock, $0.01 par value, were outstanding.

Documents Incorporated by Reference

Portions of the registrant's definitive proxy statement relating to its 2026 annual meeting of shareholders (the "2026 Proxy Statement") are incorporated by reference into Part III of this Annual Report on Form 10-K where indicated. The 2026 Proxy Statement will be filed with the U. S. Securities and Exchange Commission within 120 days after the end of the fiscal year to which this report relates.

The Chemours Company

Forward-looking Statements

This section and other parts of this Annual Report on Form 10-K contain forward-looking statements, within the meaning of the federal securities laws, that involve risks and uncertainties. Forward-looking statements provide current expectations of future events based on certain assumptions and include any statement that does not directly relate to any historical or current fact. The words "believe", "expect", "anticipate", "plan", "estimate", "target", "project", and similar expressions, among others, generally identify "forward-looking statements", which speak only as of the date the statements were made. The matters discussed in these forward-looking statements are subject to risks, uncertainties, and other factors that could cause actual results to differ materially from those set forth in the forward-looking statements. Factors that could cause or contribute to these differences include, but are not limited to, the risks, uncertainties, and other factors discussed below and within *Item 1A – Risk Factors* in this Annual Report on Form 10-K.

Forward-looking statements are based on certain assumptions and expectations of future events that may not be accurate or realized. Forward-looking statements also involve risks and uncertainties, many of which are beyond our control. Important factors that may materially affect such forward-looking statements and projections include:

- fluctuations in energy and raw materials pricing;
- failure to develop and market new products and applications, and optimally manage product life cycles;
- increased competition, and increasing consolidation of our core customers;
- significant litigation and environmental matters, including indemnifications we were required to assume and cost-sharing arrangements into which we have entered;
- significant or unanticipated expenses, including, but not limited to, litigation or legal settlement expenses;
- our ability to manage and complete capital projects and/or planned expansions, including the start-up of capital projects;
- changes in relationships with our significant customers and suppliers;
- failure to manage process safety and product stewardship issues appropriately;
- global economic and capital markets conditions, such as inflation, interest and currency exchange rates, and commodity prices, as well as regulatory requirements;
- the effects of pandemics on customer demand for our products, our manufacturing operations, our supply chain effectiveness and efficiencies, the broader financial markets, and our financial results;
- currency-related risks;
- our current indebtedness and availability of borrowing facilities, including access to our revolving credit facilities;
- business or supply disruptions and security threats, such as acts of sabotage, terrorism or war, weather events, natural disasters, and cybersecurity incidents;
- uncertainty regarding the availability of additional financing in the future, and the terms of such financing;
- negative rating agency actions;
- changes in laws and regulations or political conditions;
- our ability to protect, defend, and enforce our intellectual property rights;
- our ability to predict, identify, and address changes in consumer preference and demand;
- our ability to complete potential divestitures or acquisitions and our ability to realize the expected benefits of divestitures or acquisitions if they are completed;
- our ability to meet our growth expectations and outlook;
- our ability to deliver cost savings as anticipated, whether or not on the timelines proposed;
- our ability to pay a dividend and the amount of any such dividend declared,
- disruptions in our information technology networks and systems;
- our ability to maintain effective internal control over financial reporting and disclosure controls and procedures; and
- regulatory inquiries, litigation, or liabilities that may result from the matters included in the audit committee internal review.

This report contains sustainability-related statements based on certain assumptions as well as estimates that are subject to a high level of uncertainty, and these statements should not necessarily be viewed as being representative of current or actual risk or performance, or forecasts of expected risk or performance. In addition, historical, current, and forward-looking environmental and social-related statements may be based on standards for measuring progress that are still developing, and internal controls and processes that continue to evolve. Forward-looking and other statements in this report may also address our corporate responsibility commitments and sustainability progress, plans, and goals, and the inclusion of such statements is not an indication that these matters are necessarily material for the purposes of complying with or reporting pursuant to the U.S. federal securities laws and regulations, even if we use the word "material" or "materiality" in this report.

Additionally, there may be other risks and uncertainties that we are unable to identify at this time or that we do not currently expect to have a material impact on our business. We assume no obligation to revise or update any forward-looking statement for any reason, except as required by law.

Unless the context otherwise requires, references herein to "The Chemours Company", "Chemours", "the Company", "our company", "we", "us", and "our" refer to The Chemours Company and its consolidated subsidiaries. References herein to "EID" refer to EIDP, Inc., formerly known as E.I. du Pont de Nemours and Company, which is our former parent company and is now a subsidiary of Corteva, Inc. ("Corteva"), a Delaware corporation, unless the context otherwise requires. References herein to "DuPont" refer to DuPont de Nemours, Inc., a Delaware Corporation.

The Chemours Company

Item 1. BUSINESS

Overview

The Chemours Company (herein referred to as "we", "us", or "our") is a leading, global provider of performance chemicals that are key inputs in end-products and processes in a variety of industries. We deliver customized solutions with a wide range of industrial and specialty chemical products for markets, including refrigeration and air conditioning, paints and coatings, plastics, transportation, semiconductor and consumer electronics, general industrial, and oil and gas. Our principal products include refrigerants, titanium dioxide ("TiO$_2$") pigment and industrial fluoropolymer resins. We manage and report our operating results through three principal reportable segments: Thermal & Specialized Solutions, Titanium Technologies, and Advanced Performance Materials. Our Thermal & Specialized Solutions segment is a leading, global provider of refrigerants, thermal management solutions, propellants, blowing agents, and specialty solvents. Our Titanium Technologies segment is a leading, global provider of TiO$_2$ pigment, a premium white pigment used to deliver whiteness, brightness, opacity, and protection in a variety of applications. Our Advanced Performance Materials segment is a leading, global provider of high-end polymers and advanced materials that deliver unique attributes, including low friction coefficients, extreme temperature resistance, weather resistance, ultraviolet and chemical resistance, and electrical insulation.

We operate 28 major production facilities located in eight countries and serve approximately 2,400 customers across a wide range of end-markets in approximately 110 countries. Many of our commercial and industrial relationships span decades. Our customer base includes a diverse set of companies, many of which are leaders in their respective industries. Our sales are not materially dependent on any single customer. As of December 31, 2025, no one individual customer represented more than 10% of our consolidated net sales, and one individual customer balance represented approximately 7% of our total outstanding accounts and notes receivables balance.

Our world-class product portfolio enables the performance and convenience of everyday products, processes, and technologies people rely on in their daily lives, making our products and the solutions they enable both vital and essential. We are committed to creating value for our customers and stakeholders by leveraging strengths that we use to create competitive advantage: our innovation and technical expertise, our ability to operate complex manufacturing sites safely, our deep customer relationships based on trust and reliability, and our talented workforce. Every day our people bring our chemistry to life, guided by five core values that form the bedrock foundation for how we operate: (i) **Safety** – we are committed to protecting people and the environment; (ii) **Integrity** – we do what's right; (iii) **Partnership** – we win through collaboration with the right internal and external partners; (iv) **Ownership** – we are each accountable for the Company's success; (v) **Respect** – we treat people well, include others, and value diverse perspectives.

Our core values, in unison with our company vision of Trusted Chemistry, helping people live better lives and communities thrive, underpin our commitment to our stakeholders. Our values and vision cannot be separated from our business strategy.

Our Strategy

In 2024 we refreshed and introduced our corporate strategy, Pathway to Thrive. The strategy capitalizes on the fundamental strengths of our businesses, our incredible talent, and the competitive differentiators that make us the best owners and operators of Chemours. Pathway to Thrive provides a clear framework to create value for shareholders centered around four pillars:

- Operational Excellence - we run our business with a mindset of continuous improvement that allows us to adapt to changing market dynamics and challenges. Through standardization of key processes and operating best practices, we achieve consistent execution across our business and take unnecessary costs out.

- Enabling Growth - we strategically invest in high-return, low risk initiatives across our portfolio, prioritizing our expansion into rapidly growing end-markets, and concentrating on data center cooling, next generation refrigerant and semiconductor fabrication. We invest our capital using a disciplined capital allocation program and we expect these investment activities to be funded by organic cash flow generation and achieved cost-savings across all of our businesses.

- Portfolio Management - we are always assessing our performance to ensure we are strategically optimizing our existing businesses and assets. Our continued shift in focus from products to applications in higher-growth, higher-margin markets, paired with regularly revisiting the returns of our asset base with an emphasis on the specialty components of our business, will enhance shareholder value. In addition, we seek to evaluate the productivity and contributions of our existing asset footprint to ensure we have the optimal asset base for our future needs.

- Strengthening the Long Term - fortifying ourselves for the long-term means prioritizing key activities that are critical to our ability to deliver business performance and create value. The most critical areas are resolving legacy litigation matters, fulfilling our commitment to responsible manufacturing, and mounting successful advocacy efforts that create awareness and inform regulations and policies globally that recognize the criticality of our chemistries.

Sustainability

At Chemours, our sustainability approach is grounded in our vision to deliver Trusted Chemistry that improves lives and helps communities to thrive and is tightly integrated with our Pathway to Thrive strategy. Our work in sustainability creates value for our shareholders by protecting our privilege to operate, differentiating our portfolio in a competitive market, meeting the needs of our customers, building resilience for the future, and ultimately helping to advance our Pathway to Thrive strategy.

Our Trusted Chemistry vision serves as the foundation for our Corporate Responsibility Commitment ("CRC") goals. We measure and report our progress against these goals transparently in our Annual Sustainability Report to ensure accountability and impact. Chemours is firmly committed to delivering on our CRC goals while maintaining a disciplined cost structure and capital allocation strategy. This ensures we can navigate changing market conditions and continue investing in sustainable innovation and growth for the future.

We understand that maintaining safe, sustainable operations has an impact on us, our communities, the environment, and our collective future. We deliver for our customers and society by designing sustainable offerings that perform at the highest level while minimizing impact on the environment and safeguarding the communities in which we operate. We are a leader in responsible manufacturing, and we value partnership and collaboration to drive change. We are committed to continue working with policymakers, our value chain, and other organizations to find solutions that meet science-based regulations and address community needs.

Corporate History

We began operating as an independent company on July 1, 2015 (the "Separation Date") after separating from EID (the "Separation"). The Separation was completed pursuant to a separation agreement and other agreements with EID, including an employee matters agreement, a tax matters agreement, a transition services agreement, and an intellectual property cross-license agreement. These agreements, along with the Memorandum of Understanding (the "MOU") that was entered into in January 2021, govern the relationship between us and EID following the Separation and provided for the allocation of various assets, liabilities, rights, and obligations at the Separation Date. On August 31, 2017, EID completed a merger with The Dow Chemical Company ("Dow"). Following their merger, EID and Dow engaged in a series of reorganization steps and, in 2019, separated into three publicly-traded companies named Dow Inc., DuPont, and Corteva. EID is now a subsidiary of Corteva, and, at this time, any agreements related to our Separation are between us and EID, Corteva, and DuPont. Effective January 1, 2023, E.I. du Pont de Nemours and Company changed its name to EIDP, Inc.

Segments

In our Thermal & Specialized Solutions segment, we are a leading, global provider of refrigerants, thermal management solutions, propellants, foam blowing agents, and specialty solvents. Our Thermal & Specialized Solutions segment has held a leading position in the refrigerants market since the commercial introduction of Freon™ in 1930. We are currently a leader in the development of sustainable technologies like Opteon™, one of the world's lowest global warming potential ("GWP") refrigerant brands, as governments around the world pass laws and regulations that make the use of low GWP refrigerants a requirement.

In our Titanium Technologies segment, we are a leading, global provider of TiO_2 pigment. Guided by decades of innovation, we are one of the largest global producers of TiO_2 pigment, using our proprietary chloride technology, and our network of manufacturing facilities allows us to efficiently and cost-effectively serve our global customer base. We believe our Titanium Technologies Transformation Plan (further described below), which supports our Pathway to Thrive corporate strategy, positions us as one of the lowest-cost high-quality TiO_2 pigment producers. At the same time, our unique go-to-market strategy provides our customers with three differentiated channels to buy Ti-Pure™ TiO_2. This combination of technology and commercial innovation allows us to continue to meet our customers' needs around the world.

In our Advanced Performance Materials segment, we are a leading, global provider of high-end polymers and advanced materials that deliver unique attributes, including chemical inertness, thermal stability, low friction, weather and corrosion resistance, extreme temperature stability, and unique di-electric properties. Our Advanced Performance Materials segment has a diversified offering of products that includes various specialty product solutions, membranes, industrial resins, and coatings across our Teflon™, Viton™, Krytox™, and Nafion™ brand portfolios. These product offerings position the business to serve a breadth of markets, segments, and applications, including electronics, communications, transportation, wire and cable, energy, oil and gas, and medical, among others, and our product offerings are fundamental to the future of clean energy and advanced electronics.

Each of our three business segments leverage our state-of-the-art R&D facility, the Chemours Discovery Hub, a 312,000-square-foot R&D center located on the Science, Technology, and Advanced Research campus of the University of Delaware in Newark, Delaware to drive faster product development on a global scale.

Additional information on our segments can be found in *Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations* and "Note 29 – Geographic and Segment Information" to the *Consolidated Financial Statements*.

Thermal & Specialized Solutions Segment

Segment Overview

Our Thermal & Specialized Solutions segment is a leading, global provider of refrigerants, thermal management solutions, propellants, foam blowing agents, and specialty solvents. We have an industry-leading safety culture and apply world-class R&D and technical expertise to ensure that our operations run safely and reliably, and to improve our process technology.

Our Thermal & Specialized Solutions segment has held a leading position in the fluorochemicals market since the commercial introduction of Freon™ in 1930. Since the original chlorofluorocarbons ("CFC")-based product was introduced, Thermal & Specialized Solutions has been at the forefront of new technology research for lower GWP and lesser ozone-depleting potential products, leading to the development of hydrochlorofluorocarbons ("HCFC") and hydrofluorocarbons ("HFC"). We have a leading position in HFC refrigerants under the brand name Freon™, and we are a leader in the development of more sustainable technologies like Opteon™, a line of low GWP hydrofluoroolefin ("HFO") refrigerants and specialty fluids, which also have a near-zero ozone-depletion footprint. Opteon™ was initially developed in response to the European Union's ("EU") Mobile Air Conditioning Directive. Today, our Opteon™-branded portfolio of products is used in a broad range of applications, including automotive, air conditioning for residential and commercial spaces, including data centers, commercial refrigeration, and foam blowing agents. This patented technology offers similar functionality to current HFC products, and meets or betters currently mandated environmental standards and, in some cases, provides energy efficiency benefits.

Our Thermal & Specialized Solutions segment led the industry in the Montreal Protocol-driven transition in 1987 from CFCs to the lesser ozone-depleting HCFCs and non-ozone-depleting HFCs and, in 1988, committed to cease production of CFCs. Starting in the early 1990s, Thermal & Specialized Solutions began manufacturing non-ozone-depleting HFCs. Driven by the emerging megatrends of climate change, decarbonization, and energy efficiency, together with environmental legislation being enacted across the U.S., Europe, Latin America, and Japan, we commercialized Opteon™ in 2012. In 2023, we announced the initial commercialization of Opteon™ 2P50, pending appropriate regulatory approvals. Opteon™ 2P50 represents a critical step in positioning the Company to meet a growing challenge brought on by a new era of data transmission driving a dramatic increase in demands for faster computing, AI capabilities, and other cutting-edge applications, all of which are based in technologies requiring elevated cooling capacities. We will continue to invest in R&D in next generation refrigerants to drive long-term sustainable growth with low GWP solutions to meet the increasing regulatory requirements of the industry and the needs of our customers. Growth in our Thermal & Specialized Solutions segment is supported in part by the adoption of the American Innovation and Manufacturing Act ("AIM Act") in the US and the EU's Fluorinated-Gas ("F-Gas") Directive. In 2022, we announced our plan to expand our Opteon™ YF capacity at our Corpus Christi, Texas facility by approximately 40% to help meet customer needs as they continue to transition to lower GWP refrigerants. Mechanical completion of this expansion plan was completed in the fourth quarter of 2024.

Industry Overview and Competitors

Our Thermal & Specialized Solutions segment competes against a broad variety of global manufacturers, as well as regional manufacturers in Asia Pacific. We have a leadership position in fluorine chemistry and materials science, a broad scope and scale of operations, market-driven applications development capabilities, and deep customer knowledge. Key competitors for the Thermal & Specialized Solutions segment include Solstice Advanced Materials, Inc., Arkema S.A., Orbia, and Daikin Industries, Ltd, Chinese Fgas producers, and, to a certain extent, other industrial gas producers.

Thermal & Specialized Solutions' historical demand growth has maintained alignment with broader economic trends. However, periods of intensified demand, linked to regulatory-driven transitions from HFCs to HFOs, as recently witnessed in the EU and US, have propelled an expansion rate within our segment surpassing GDP growth. Developed markets serve as the predominant consumers of fluorochemicals, with global middle-class growth and rising demands for automobiles, refrigeration, and air conditioning acting as pivotal drivers for increased demand across various fluorochemical applications.

Raw Materials

The primary raw materials required to support the Thermal & Specialized Solutions segment are fluorspar, sulfur, ethylene, chlorinated organics, chlorine, and hydrogen fluoride. These are available in many countries and are not concentrated in any particular region. We pursue maximum competitiveness in our global supply chains through competitive, flexible, and diversified sourcing of key raw materials. Our contracts typically include terms that span from two to ten years. Qualified fluorspar sources have fixed contract prices or freely-negotiated, market-based pricing. We diversify our sourcing through multiple geographic regions and suppliers to ensure a diversified and cost competitive supply.

Sales, Marketing, and Distribution

With approximately 90 years of innovation and development in fluorine science, our technical, marketing, and sales teams around the world have deep expertise in our products and their end-uses. We work with customers to select the appropriate solutions to meet their technical performance needs. We sell our products through direct channels and through resellers. Sales agreements vary by product line and markets served and include both spot-pricing arrangements and multi-year contracts with varying durations.

Our Thermal & Specialized Solutions segment maintains a large fleet of railcars, tank trucks, and containers to deliver our products and support our supply chain needs. For the portion of the fleet that is leased, the related lease terms are usually staggered, which provides us with a competitive cost position, as well as the ability to adjust the size of our fleet in response to changes in market conditions. A dedicated logistics team, along with external partners, works to optimize the assignment of our transportation equipment for each product line and geographic region to maximize utilization and flexibility of the supply chain.

Customers

Our Thermal & Specialized Solutions segment serves approximately 800 customers and distributors globally, and, in many instances, these commercial relationships have been in place for decades. No single Thermal & Specialized Solutions customer represented more than 10% of the segment's net sales in 2025.

Seasonality

Thermal & Specialized Solutions' refrigerant sales fluctuate by season, as sales in the first half of the year are generally higher than sales in the second half of the year due to increased demand in the northern hemisphere for residential, commercial, and automotive air conditioning in the spring, which peaks in the summer months, and then declines in the fall and winter. Mobile air conditioning demand is slightly higher in the first half of the year due to the timing of automotive production shutdowns in the second half of the year.

Titanium Technologies Segment

Segment Overview

Our Titanium Technologies segment is a leading, global manufacturer of high-quality TiO_2 pigment. This premium white pigment is used to deliver whiteness, brightness, opacity, durability, efficiency, and protection in applications, including architectural and industrial coatings, flexible and rigid plastic packaging, polyvinylchloride ("PVC"), laminate papers used for furniture and building materials, coated paper, and coated paperboard used for packaging. We sell our TiO_2 pigment under the Ti-Pure™ brand name. We operate three TiO_2 pigment production facilities: two in the U.S. and one in Mexico. In total, we have a TiO_2 pigment nameplate capacity of approximately 1.1 million metric tons per year. In addition, our network includes a large-scale repackaging and distribution facility in Belgium. We also operate four mineral sands mines and two separation facilities in Florida and Georgia.

We are one of a limited number of manufacturers operating a chloride process to produce TiO_2 pigment. We believe that our proprietary chloride technology enables us to design and operate plants at a much higher capacity than other chloride technology-based TiO_2 pigment producers, uniquely utilize a broad spectrum of titanium-bearing ore feedstocks, and deliver industry-leading batch-to-batch consistency. We believe this technology, which is in use at all of our production facilities, provides us with the asset structure to deliver one of the industry's lowest manufacturing cost positions. Our R&D efforts focus on improving production processes to further improve our cost position, developing TiO_2 pigment grades that help our customers achieve optimal cost and product performance to enhance total end-user value and meeting our sustainability goals.

We sell approximately 20 different grades of TiO_2 pigment, with each grade tailored for targeted applications. Our full portfolio of premium performance TiO_2 pigment grades provide end-users with benefits beyond opacity, such as brighter colors, increased product durability and lifespan, improved efficiency for direct and downstream customers, and the brilliant whites achievable only through chloride-manufactured pigment.

Our mining operations in Florida date back to 1949. In 2019, we expanded our activities into Georgia by acquiring a mineral sands mine and a mineral separation facility. Additionally, in 2020, we initiated a new mining project in Jesup, Georgia to expand the flexibility and scalability of our internally sourced ore. Our mines provide us with high-quality domestic ilmenite ore feedstock and currently supply less than 10% of our ore feedstock needs, with expansion options that could further increase our in-sourced raw material base. Co-products of our mining operations, which comprised less than 5% of our total net sales in Titanium Technologies during 2025, include zircon (zirconium silicate), staurolite minerals, and monazite. We are a major supplier of high-quality calcined zircon in North America, primarily focused on the precision investment casting industry, foundry, specialty applications, and ceramics. Our staurolite blasting abrasives are used in a variety of surface preparation applications, including steel preparation and maintenance and paint removal. We are currently the only domestic producer of monazite, a key feed source of rare earth minerals. Our monazite is processed in the U.S., and the rare earth oxides extracted from the monazite are used in clean energy applications, such as permanent magnets for wind generation and electric vehicle batteries.

Titanium Technologies Transformation Plan

In the third quarter of 2023, in line with our strategic priorities for creating long-term shareholder value and building on the legacy of delivering high-quality Ti-Pure™ offerings, the Titanium Technologies segment commenced certain transformation initiatives to streamline our workforce, drive enhancements to our manufacturing processes, and optimize input costs under the Titanium Technologies Transformation Plan, which supports our Pathway to Thrive corporate strategy, and positions us as one of the lowest-cost high-quality TiO_2 pigment producers. As part of these efforts, in July 2023, we announced our decision to shut down our TiO_2 manufacturing facility in Kuan Yin, Taiwan. We fully completed the shutdown in the fourth quarter of 2023 and completed decommissioning activities in the second quarter of 2024. Dismantling and removal activities were completed in the first quarter of 2025. We made total cash payments of $14 million and $48 million associated with the Titanium Technologies Transformation Plan during the years ended December 31, 2025 and 2024, respectively, inclusive of severance payments, decommissioning, and other third-party fees. As a result of efforts taken under the Titanium Technologies Transformation Plan, we achieved cost savings of $50 million related to 2023 and $140 million related to 2024. Beginning in 2025, the continued cost savings from the Titanium Technologies Transformation Plan are captured as part of our company wide cost savings under the Operational Excellence pillar of our Pathway to Thrive corporate strategy. We believe that our ongoing manufacturing optimization efforts, streamlined workforce initiatives, and additional measures will position us as one of the world's lowest-cost TiO_2 providers and ultimately improve the earnings quality of our Titanium Technologies segment.

Additionally, the Company had previously committed to selling the land of its manufacturing site in Kuan Yin, Taiwan, following the announcement of its closure on July 27, 2023, as part of the Titanium Technologies Transformation Plan. During the year ended December 31, 2025, the Company sold certain parcels of land previously classified as held for sale and recorded a gain on sale of $7 million, which is reflected within "Other Income, Net" in the Consolidated Statements of Operations. At December 31, 2025, $21 million of land met held for sale criteria and is classified as Assets held for sale on the Consolidated Balance Sheets. Additionally, in January 2026, we entered into four separate Real Estate Sale and Purchase Agreements with four entities affiliated with each other (collectively, the "Purchase Agreements"), to sell ten parcels of land in Kuan Yin, Taiwan, for a total purchase price of approximately $360 million. We intend to use the cash proceeds from the sale of the Property to reduce the Company's debt obligations.

Industry Overview and Competitors

Overall demand for TiO_2 pigment is highly correlated to growth in the global residential housing, commercial construction, and packaging markets. We continue to experience customers' preference for high-quality Ti-Pure™ offerings. After above-GDP trend TiO_2 demand growth in 2016 and 2017, the TiO_2 pigment market contracted below the GDP trend in 2018 and 2019. In 2020, the TiO_2 pigment market expanded, while global GDP contracted, and in 2021, the TiO_2 pigment market again grew at greater-than-global GDP growth rates. We saw robust demand in the first half of 2022, followed by a rapid market decline in the second half of 2022 as pigment demand declined below the long-term GDP trend. This low demand environment has continued through 2025 as global economic uncertainties persisted due to low consumer confidence and volatility associated with global trade dynamics. In the longer-term, we expect global TiO_2 pigment demand to continue its historical correlation with global GDP growth rates.

We estimate that the worldwide demand for TiO_2 pigment in 2025 was approximately 7.3 million metric tons. Worldwide nameplate capacity in 2025 was estimated to be approximately 10 million metric tons. The products manufactured on this global capacity base are not fully substitutable due to pigment quality consistency and pigment product design. As future customer demand grows, we have the ability to incrementally increase our production capacity through technology-enabled de-bottlenecking processes. If needed, unlocking additional capacity is in line with our stated intention to grow with our customers' needs over the long-term.

Competition in the TiO_2 pigment market is based primarily on product performance (both product design and quality consistency), supply capability, technical service, and price. Our major competitors within premium performance pigment include Tronox Holdings plc, LB Group Co. Ltd., Kronos Worldwide, Inc., and INEOS AG.

Raw Materials

The primary raw materials used in the manufacture of TiO_2 pigment are titanium-bearing ores, chlorine, calcined petroleum coke, and energy. We source titanium-bearing ores from multiple suppliers around the globe, primarily located in Australia, Africa, and Eastern Europe. We pursue a diversified procurement strategy, with long and medium-term supply contracts, as well as spot purchases. Where possible, we qualify or purchase multiple grades of ore from each supplier to limit our exposure to any single supplier for any single grade of ore. Our primary titanium feedstock is chloride ilmenite, and to a lesser extent, leucoxenes, slags, and natural and synthetic rutiles. Any of our titanium-bearing ores can be consumed at any of our operating sites, providing supply chain options in the event of supply disruptions. Historically, we have not experienced any problems renewing such contracts for raw materials or securing our supply of titanium-bearing ores. Any increased pigment production capacity will be supported through contracts with our suppliers.

We play an active role in ore source development around the globe. Supply chain flexibility allows for ore purchase and use optimization to manage short-term demand fluctuations and provide a long-term competitive advantage. Our process technology and ability to use lower-grade ilmenite ore gives us the flexibility to alter our ore mix to low-cost configuration based on sales, demand, and projected ore pricing. Lastly, we have taken steps to optimize routes for ore distribution within our manufacturing asset base and increased storage capacity at our production facilities.

Chlorine is also a key raw material input to our process. Price and availability of chlorine are subject to cyclicality and regional market dynamics. In addition, transporting chlorine can be costly. To reduce our need to transport chlorine, we have a chlor-alkali production facility run by a third party that is co-located at our New Johnsonville, Tennessee site. In 2024, we announced that the PCC Group planned to build and operate a chlor-alkali facility on the grounds of our TiO_2 plant in DeLisle, Mississippi and that the PCC Group and Chemours entered into a chlorine supply agreement which is subject to certain conditions precedent. The Company and the PCC Group are in ongoing discussions regarding project development, including the projected cost and timeline to build the chlor-alkali facility, and the impact certain developments therein would have on the chlorine supply agreement.

Calcined petroleum coke is another important raw material input to our process. We source calcined petroleum coke from well-established suppliers in North America typically under contracts that run multiple years to facilitate materials and logistics planning through the supply chain. Raw materials distribution efficiency is enhanced through the use of bulk ocean, barge, and rail transportation modes.

Energy is a key input cost in the TiO_2 pigment manufacturing process, representing approximately 10% of the production cost. We have access to natural gas-based energy at our U.S. and Mexico TiO_2 pigment production facilities and our Florida and Georgia minerals plants, supporting advantaged energy costs given the low cost of natural gas in the U.S relative to most of the other parts of the world.

Sales, Marketing, and Distribution

We sell the majority of our products through a direct sales force. We continue to build on our commercial strategy to optimize our performance through TiO_2 market cycles while remaining closely connected to our customer needs. Our strategy establishes a commercial framework that allows us to focus on enhancing durable, value-oriented customer relationships, while providing customers access to a predictable and reliable supply of high-quality TiO_2. Customers can purchase Ti-Pure™ TiO_2 either through medium- to long-term contracts or through Ti-Pure™ Flex. Launched in 2019, Ti-Pure™ Flex is an innovative channel that provides customers the unique ability to purchase Ti-Pure™ TiO_2 via our web-based portal, the first of its kind in the industry. To further expand our reach beyond these sales channels, we also utilize third-party sales agents and distributors.

TiO_2 pigment represents a significant raw material cost for many of our customers, and as a result, purchasing decisions are often made by our customers' senior management teams. TiO_2 pigment, however, is only a small fraction of the cost when considering certain end-use applications, especially in segments with larger value chain players, such as specialty coatings, plastics, and laminates applications. Our sales organization works to develop and maintain close relationships with key decision makers in our value chain. In addition to close purchasing relationships, our sales and technical service teams work together to develop relationships with all layers of our customers' organizations to ensure that we meet our customers' commercial and technical requirements. When appropriate, we collaborate closely with customers to solve formulation or application problems by modifying product characteristics or developing new product grades.

To ensure efficient distribution, we maintain a fleet of railcars which are predominantly used for distribution of products in the U.S. and Canada and utilize third-party truck and ocean carriers. A dedicated logistics team along with external partners continually assess and optimize the assignment of our transportation equipment for each product line and geographic region to maximize utilization and maintain an efficient supply chain.

Customers

Globally, we serve approximately 500 customers through our Titanium Technologies segment. In 2025, our 10 largest Titanium Technologies customers accounted for over 44% of the segment's net sales, and one Titanium Technologies customer represented over 20% of the segment's net sales. Our larger customers are typically served through direct sales and tend to have medium-term to long-term contracts. We serve our small-size and mid-size customers through a combination of our direct sales and distribution network. Our direct customers in the Titanium Technologies segment are producers of decorative coatings, automotive and industrial coatings, polyolefin master batches, PVC, engineering polymers, laminate paper, coatings paper, and coated paperboard. We focus on developing long-term partnerships with key market participants in each of these sectors. We also deliver a high level of technical service to satisfy our customers' specific needs, which helps us maintain strong customer relationships.

Seasonality

The demand for TiO_2 pigment is subject to seasonality due to the influence of weather conditions and holiday seasons on some of our applications, such as decorative coatings. As a result, our TiO_2 pigment sales volume is typically highest in the second and third quarters. This pattern applies to the entire TiO_2 pigment market, but may vary by region, country, or application. The impacts of seasonality on demand for TiO_2 pigment may also be altered by economic factors, such as changes in global GDP, global supply chain and logistics issues, and other factors.

Advanced Performance Materials Segment

Segment Overview

Our Advanced Performance Materials segment draws on vast experience in fluoropolymer chemistry as a leading, global provider of performance solutions and advanced materials that solve challenging problems in emerging technologies and deliver unique capabilities in products and applications that people around the world use every day. The segment's diversified portfolio includes various specialty product solutions, membranes, industrial resins, and coatings. These product offerings position the business to serve a broad range of markets, including consumer electronics, semiconductors, digital communications, transportation, energy, oil and gas, defense, and medical, among others.

Our products set the standard in a number of performance categories, including chemical inertness, thermal stability, low friction, weather and corrosion resistance, and di-electric properties. These performance advantages make our polymers a material of choice, especially in complex applications and extreme environmental conditions. Our performance solutions portfolio includes differentiated offerings such as those that are critical to many emerging technology areas, including hydrogen production and fuel cells, emerging battery technologies, advanced semi-conductor infrastructure, 5G data delivery, data centers, and connected electronic devices. Our advanced materials portfolio provides products which are essential to established technologies across a diverse range of markets and applications, including consumer goods, transportation, and chemical processing.

Our Advanced Performance Materials products are sold under the brand names Teflon™, Viton™, Krytox™, and Nafion™. Teflon™ coatings, resins, additives, and films serve as the key underpinning for a variety of industrial and commercial applications, including semiconductor infrastructure, defense, and data centers. Viton™ fluoroelastomers are used in automotive, consumer electronics, chemical processing, oil and gas, petroleum refining and transportation, and aircraft and aerospace applications. Our Krytox™-branded lubricants are used in a broad range of industrial applications, including bearings, automotive friction management, and electric motors. Nafion™ membranes are critical components in chlor-alkali processing and flow batteries, as well as the hydrogen electrolyzers and fuel cells which underpin the hydrogen economy. In 2023, we launched operations at THE Mobility F.C. Membranes Company as a part of Chemours' joint venture with BWT FUMATECH Mobility GmbH to elevate and accelerate the capacity to manufacture fuel cell and humidifier membranes for mobility applications for long-term customers.

Our Advanced Performance Materials segment is focused on technology development in its key markets. We also participate in a broad array of industry consortia and collaborate with leading academics across a variety of disciplines to drive fundamental R&D in the materials space.

The segment is well positioned to capture future growth through the combination of our unique product capabilities and market-driven product development process. Advanced Performance Materials will benefit long term from secular growth in clean energy and advanced electronics.

The Chemours Company

Industry Overview and Competitors

Our Advanced Performance Materials segment competes against a broad variety of global manufacturers, as well as regional manufacturers in Asia Pacific. We have a leadership position in fluorine chemistry and materials science, a broad scope and scale of operations, a strong applications development competency, and deep customer knowledge. Key competitors for this segment include Daikin Industries, Ltd., Syensqo, S.A., AGC Inc., Guajarat Fluorochemicals Limited, and Dongyue Group Co., Ltd.

The demand for products in the economically sensitive advanced materials portfolio is tied to regulatory developments, as well as the cyclicality of key end markets, such as industrial, chemical processing, consumer goods, and transportation, and is expected to grow in line with GDP. However, with growing demand for cleaner and faster technologies, demand for products in the performance solutions portfolio is expected to grow at a rate faster than GDP, driven by global middle-class growth and alignment between our market-driven product technology development process and emerging market technologies, such as data centers, electronics, communications, and transportation.

Raw Materials

The primary raw materials required for the Advanced Performance Materials segment are chlorinated organics, hydrogen fluoride, and vinylidene fluoride. These are available in many countries and are not concentrated in any particular region. We pursue maximum competitiveness in our global supply chains through competitive, flexible, and diversified sourcing of key raw materials. Our contracts typically include terms that span from two to five years. We diversify our sourcing through multiple geographic regions and suppliers to ensure a diversified and cost competitive supply.

Sales, Marketing, and Distribution

With approximately 90 years of innovation and development in fluorine science, our technical, marketing, and sales teams around the world have deep expertise in our products and their end-uses. We work with customers to select the appropriate fluoropolymers or other advanced performance materials to meet their technical performance needs based on their intended performance-in-use requirements. We sell our products through direct and indirect channels, and the duration of our selling agreements vary by product line and markets served.

Our Advanced Performance Materials segment maintains a fleet of railcars, tank trucks, containers, and totes to deliver our products and support our supply chain needs. For the portion of the fleet that is leased, the related lease terms are usually staggered, which provides us with a competitive cost position, as well as the ability to adjust the size of our fleet in response to changes in market conditions. We manage our fleet to ensure it is appropriately sized to meet market demand while maintaining flexibility. A dedicated logistics team, along with external partners, works to optimize the assignment of our transportation equipment for each product line and geographic region to maximize utilization and flexibility of the supply chain.

Customers

Our Advanced Performance Materials segment serves approximately 900 customers and distributors globally and, in many instances, these commercial relationships have been in place for decades. No single Advanced Performance Materials customer represented more than 10% of the segment's net sales in 2025.

Seasonality

The Advanced Performance Materials segment has historically seen some seasonal effects with lower sales in the fourth quarter, with planned maintenance activities at our own sites and at certain customers typically occurring during this period.

Intellectual Property

Intellectual property, including trade secrets, certain patents, trademarks, copyrights, know-how, and other proprietary rights, is a critical part of maintaining our technology leadership and competitive edge. Our business strategy is to file patent and trademark applications internationally for proprietary new product and application development technologies, and we work actively on a global basis to create, acquire, license, protect, and enforce our intellectual property rights. As of December 31, 2025, we owned 3,892 granted patents and 1,757 pending applications in the U.S. and internationally, as well as 1,667 trademark registrations and 12 pending trademark applications in the U.S. and internationally.

The protections afforded under our patents and trademarks vary based on country, scope of individual patent, and trademark coverage, as well as the availability of legal remedies in each country. Our patents, in the aggregate, are believed to be of material importance to our business. However, although certain proprietary intellectual property rights are important to our success, we do not believe that we are materially dependent on any single patent (or group of related patents) or trademark. We believe that securing our intellectual property is critical to maintaining our technology leadership and our competitive position, especially with respect to new technologies or the extensions of existing technologies. Our intellectual property can be a source of incremental income through licensing arrangements.

Our Thermal & Specialized Solutions segment is a technology leader in the markets in which it participates. We maintain a large fluorochemicals patent portfolio covering compositions, methods of making, and applications for refrigeration and air conditioning, foam expansion agents and propellants, specialty fluids, immersion cooling, and fluorochemical recycling, among other applications. With respect to our Opteon™ refrigerants we have composition patents covering R-1234yf having expiration dates through the end of the decade, and patents covering other aspects of our Opteon™ refrigerants including blend compositions containing R-1234yf, methods of making R-1234yf, and applications having varying expiration dates at least into the mid-2030s. We consider our Opteon™ and Freon™ trademarks used in the Thermal & Specialized Solutions segment to be valuable assets.

Our Titanium Technologies segment relies upon proprietary knowledge, continuing technological innovation, and trade secrets to develop and maintain our competitive position in this sector. Within this segment, we hold significant intellectual property in the form of trade secrets and patents, and, while we believe that no single trade secret is material in relation to our combined business as a whole, we believe that our trade secrets are material in the aggregate. Our proprietary chloride production process is an important part of our technology, and our business could be harmed if our trade secrets are not maintained in confidence. Within our Titanium Technologies segment's intellectual property portfolio, we consider our Ti-Pure™ trademark to be a valuable asset. We have registered the Ti-Pure™ trademark in a number of countries.

Our Advanced Performance Materials segment possesses extensive know-how and trade secrets related to manufacturing technologies for a broad range of specialized fluoropolymers, as well as application development technology for fluoropolymers based on comprehensive knowledge of customer applications. We hold patents relating to manufacturing for certain products with high quality, specifications and purity as required by the electronics, communications, automotive, wire and cable, battery, fuel cell, water electrolysis, and other industries. Additionally, our Advanced Performance Materials segment is a leader in and holds patents relating to non-fluorinated materials for use as durable water repellents for garments and other uses. In our Advanced Performance Materials segment's intellectual property portfolio, we consider our Teflon™, Viton™, Nafion™, and Krytox™ trademarks to be valuable assets.

Environmental and Regulatory Matters

Information related to environmental matters is included in several areas of this Annual Report on Form 10-K, including: (i) *Item 1A – Risk Factors*; (ii) *Item 3 – Legal Proceedings*, under the heading "Environmental Proceedings"; (iii) *Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations*; and, (iv) "Note 3 – Summary of Significant Accounting Policies" and "Note 22 – Commitments and Contingent Liabilities" to the *Consolidated Financial Statements*.

Climate Change

Sustainability is a foundational element of Chemours' growth strategy and long-term success. Our sustainability approach, risks and opportunities are integrated into our Pathway to Thrive strategy, which is designed to maintain alignment with the evolving external environment and the expectations of our stakeholders.

Chemours' 2030 CRC goals articulate a strategic vision for managing climate-related impacts. By embedding climate considerations into business strategy, teams are empowered to proactively address climate disruptions and drive innovation in next-generation solutions that support resilience in a changing climate. Chemours' Pathway to Thrive corporate strategy is directly linked to climate action. The strategy is designed to support efforts to ensure products are manufactured, distributed and used with a focus on minimizing environmental impact and safeguarding the communities in which we operate. Through this approach, we seek to protect our license to operate, meet customer needs, sharpen our innovation and differentiate our portfolio, which we believe supports the creation of enduring value for our shareholders.

As part of delivering trusted chemistry, we focus on the responsible treatment of climate and water. Our 2030 goals include:

- 60% absolute reduction in Scope 1 and Scope 2 GHG emissions;
- 25% reduction in Scope 3 emissions intensity; and
- 99% or more reduction of air and water process emissions of fluorinated organic chemicals ("FOCs").

In 2021, we updated our climate goals to better align our climate commitment with the Paris Accord and set us on a path to achieve net zero greenhouse gas emissions from our operations by 2050. In 2022, we signed a commitment with the Science Based Targets initiative ("SBTi") to establish science-based targets for scopes 1, 2, and 3 GHG emissions. In May 2024, the SBTi approved Chemours' near-term science-based emissions reduction targets. This includes our existing 2030 goal of a 60% absolute reduction and a new Scope 3 target of reducing emissions by 25% per ton of product by 2030. Beyond the progress we have made reducing our operational footprint through Scope 1 and 2 reductions, the reduction of our Scope 3 emissions will enable us to partner with our suppliers to further improve our product carbon footprint by reducing upstream emissions, as well as reduce downstream emissions through the ongoing adoption of low carbon solutions enable by Chemours innovation, like our Opteon™ portfolio of low global warming potential refrigerants.

Making people's lives better centers on the essentiality of our products and the critical end markets they serve. From medical applications that save lives, to low global warming potential refrigerants, durable paints and coatings, and even semiconductor chips and clean energy technologies such as EV batteries, Chemours chemistries power products that the world needs. We believe that climate change is an important global issue that presents both opportunities and challenges for our company, our partners, our customers, and our communities. Climate change matters for our company are likely to be driven by changes in physical and transition risk, such as regulations and/or public policy, and changes in technology and product demand. Our operations and business results are increasingly subject to evolving climate-related legislation and regulations, inclusive of restrictions on GHG emissions, cap and trade emissions trading systems, and taxes on GHG emissions, fuel, and energy, among other provisions. Such regulatory matters have led, and are expected to continue to lead, to subsequent developments in product technology and demand. This helps guide our investment decisions and drive growth in demand for low-carbon and energy-efficient products, manufacturing technologies, and services that facilitate adaptation to a changing climate. Our business segments conduct market trend impact assessments, continuously evaluate opportunities for existing and new products and are well-positioned to take advantage of opportunities that may arise from increased market demand for and/or legislation mandating or incentivizing the use of products and technologies necessary to achieve a low-carbon economy.

In our Thermal & Specialized Solutions segment, global regulations driving the phase-down of HFCs, including the EU's F-Gas Directive, the EU's Mobile Air Conditioning Directive, and the AIM Act in the US, promote the adoption and sale of our high performing Opteon™ products, which have lower GWP and near-zero ozone-depletion footprint. Our Opteon™ portfolio has been developed to meet global regulations while maintaining or improving performance compared to the products they replace in refrigeration and cooling applications, such as food transportation, food and pharmaceutical/medical storage, food manufacturing and retail, automotive air conditioning, and residential and commercial building air conditioning. We are pleased to have achieved our 2025 goal with our low GWP products delivering more than 350 million tons of avoided global CO2-equivalent emissions.

We are a proponent of the AIM Act, which went into effect in 2022 and has begun the national phase-down of hydrofluorocarbons. We successfully completed an improvement project to significantly reduce emissions of HFC-23 at our Louisville, Kentucky manufacturing site. The project includes the design, custom-build and installation of proprietary technology to capture HFC-23 process emissions from the site. This project was operational as of October 2022 and validation of performance was completed prior to an extension period granted by EPA in the first quarter of 2023.

In our Titanium Technologies business, our Ti-Pure™ Sustainability product series, is designed to advance our customers' sustainability goals. The product series includes enhanced product sustainability designations—including climate impact and resource efficiency. Going forward, our product portfolio will continue to be centered on the evolving needs of our customers.

In our Advanced Performance Materials segment, we see continued increasing demand for some of our key growth markets, offset by the more mature markets that are impacted by cyclical demand. Further, our fluoropolymers are critical to delivering high performance over a wide range of harsh operating conditions, enhancing passenger safety, improving emission controls and fuel economy, enabling vehicle electrification by improving performance of batteries while enabling cost-reductions, and improving the sustainability footprint and performance of hybrid and electric car batteries. Our fluoropolymer technology also supports market demand for clean hydrogen generation using water electrolyzers, energy storage in flow batteries, and hydrogen conversion to power fuel cell vehicles.

As an energy and emissions intensive company, our costs of complying with complex environmental laws and regulations, as well as internal and external voluntary programs, are significant and will continue to be significant for the foreseeable future. These laws and regulations may change and could become more stringent over time, which could result in significant additional compliance costs, increased costs of purchased energy or other raw materials, increased transportation costs, investments in, or restrictions on, our operations, installation or modification of GHG-emitting equipment, or additional costs associated with GHG emissions. Additionally, significant regional or national differences in approaches to the imposition of such regulations and restrictions could present competitive challenges or opportunities in a global marketplace. Currently, most of our global operating facilities are required to monitor and report their GHG emissions but may or may not be subject to programs requiring trading or emission controls. The EU Emission Trading System applies to our operating sites in that region. By tracking and taking action to reduce our GHG emissions footprint through energy efficiency programs, increased use of renewable energy and focused GHG emissions reduction programs, we can decrease the potential future impact of these regulatory matters.

Human Capital

Meeting our commitment to responsible chemistry depends on our ability to create a vibrant workplace culture that attracts and retains the best and brightest in their fields to come work at Chemours. Our success depends on our ability to attract, retain and motivate employees, and to identify and develop high-performing talented personnel to succeed our senior management and other key roles. We focus on cultivating a performance-driven environment that supports technical excellence, accountability, and continuous learning, which are core elements necessary to sustain innovation, operational reliability, and long-term growth.

Leadership and Workforce Overview

Our board of directors is comprised our Chief Executive Officer ("CEO") and ten other independent individuals with a diverse set of experiences, skills and credentials, selected for their business acumen and ability to challenge and add value to management. Our directors have held significant leadership positions and bring a depth of experience across a wide variety of industries, providing the Company with unique insights and fresh perspectives. Refer to *Item 10 – Directors, Executive Officers, and Corporate Governance* for further information related to our board of directors. As of the date of this Annual Report on Form 10-K, management of the Company is led by our CEO and five of her direct reports, which comprise our Chemours Executive Team ("CET"). Further information related to our CET is included under the caption "Information About Our Executive Officers" within this Part I of our Annual Report on Form 10-K.

As of December 31, 2025, we had approximately 5,700 employees globally, nearly all of which were full-time employees. As of December 31, 2025, we had approximately 79% of our employees in the Americas (68% of whom are in the United States), 14% in Europe, and 7% in Asia Pacific (4% are in China). Approximately 13% of our employees are represented by unions or works councils. Management believes that its relations with employees and labor organizations are good.

In addition to Chemours employees, our total global workforce also includes contract workers who are available to support our manufacturing sites. Our number of contract workers varies throughout the year due to business needs and seasonal plant activities. These on-site contract workers provide services for facility maintenance, engineering services and construction support, operations, research and logistics support, equipment service and maintenance, custodial services, and site security services. Management believes that its relations with contract workers are good.

Talent Pipeline & Development

We maintain a strong focus on recruiting and developing highly capable talent who can support our long-term growth and innovation agenda. To strengthen our workforce pipeline, we engage in targeted recruitment activities at universities, technical programs, and professional forums.

Our manufacturing sites partner with trade schools and community colleges to create apprenticeship pathways and develop programs that build the specialized skills required for careers in operations, engineering, and maintenance.

These initiatives help ensure we have the right people with the right capabilities to support operational excellence, innovation, and future leadership needs.

Chemours is in the process of implementing a more structured and comprehensive talent development system designed to build the skills, capabilities, and leadership pipeline needed to support our long‑term strategy. This enterprise-wide program is focused on ensuring employees have access to the training, resources, and development experiences necessary to perform effectively today while preparing for future roles.

Our approach includes:
- A unified Chemours talent development framework that defines the skills, technical competencies, and leadership behaviors essential for success across the Company.
- A strengthened curriculum of technical, professional, and leadership training delivered through classroom, digital, and on‑the‑job learning.
- Enterprise-managed rotational assignments, short-term projects, and cross-functional opportunities that broaden employee experience and accelerate capability building.
- Enhanced career path clarity, including defined role requirements and development expectations for key technical, commercial, and operational positions.
- Manager-enabled development planning, where leaders play an active role in providing coaching, identifying growth opportunities, and ensuring employees receive the experiences required to advance.
- Semi-annual performance and development discussions, supported by tools that help measure progress and guide future development investments.

Chemours also supports employee participation in industry associations, technical societies, and professional organizations to help deepen external networks and maintain the highest standards of expertise. Our research and innovation teams benefit from access to advanced scientific and technical resources, including our Chemours Discovery Hub.

Through this more structured and Company-driven approach, professional development is no longer an employee-led responsibility but a coordinated organizational priority that is designed to support Chemours in maintaining the skilled workforce required to meet customer needs, achieve operational excellence, and deliver long-term value for stakeholders.

Compensation and Total Rewards

We provide a total compensation package that is targeted to be competitive with the markets in which we compete for talent, while allowing individual employee pay to vary based on performance, skills, and experience. Our compensation programs are globally aligned, and, where possible, our total rewards plans include base salary, incentives (short- and long-term), financial, physical, and mental well-being programs, and monetary and social recognition.

We routinely benchmark our total rewards practices to ensure competitiveness and engage independent third parties to review compensation structures and market alignment.

Employee Attraction and Retention

We believe that our workplace culture, as reinforced by our commitment to corporate values, professional development opportunities, and competitive employee compensation, is critical in attaining a high offer acceptance rate and maintaining low levels of attrition, thereby enabling us to attract talented employees and retain and recognize the benefits of our investments in our employees' technical manufacturing capabilities, safety acumen, and professional development. For the year ended December 31, 2025, our voluntary attrition percentage was approximately 7%.

Safety

Safety is one of our five core values and is deeply engrained throughout our culture. As an industry leader in Responsible Manufacturing, we operate our plant sites with a deep commitment to the health and safety of communities where we operate, our people, and our partners all along the value chain.

In February 2024, the board of directors established an Environmental, Health, Safety ("EHS") and Operations Performance committee. The committee assists the board in overseeing the assessment and management of environmental, health, and safety risks by reviewing our programs for identifying, assessing, managing, and mitigating such risks. In line with board-level EHS governance practices in peer industrial and chemical-sector companies, the committee undertook the following:

- Oversight of EHS policies, standards, and management systems to ensure alignment with internal risk management objectives and industry best practices.
- Environmental stewardship monitoring, including emissions, and progress toward goals.
- Assessment of safety indicator trends, review of significant incidents, and evaluation of corrective action plans to address operational risks and prevent recurrence.

The committee remains committed to overseeing the Company's efforts to maintain safe operations, protect the environment, adhere to regulatory obligations, and promote a culture of continuous improvement.

At Chemours, our talented and dedicated people are one of our biggest strengths, and ensuring we have leaders who are committed to safety and manufacturing our products responsibly is foundational to our company's success. We believe our ability to keep our employees safe from harm and business performance are interconnected. As a part of our safety culture, every employee feels supported and empowered to exercise "stop work authority" and to participate openly in incident investigations which leads to operational learning focused on eliminating or reducing physical accidents. Around the world and at every site, the way in which we work is grounded in our Safety value, always.

Available Information

We are subject to the reporting requirements under the Securities Exchange Act of 1934 (the "Exchange Act"). Consequently, we are required to file reports and information with the U.S. Securities and Exchange Commission ("SEC"), including reports on the following forms: Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act.

Our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to those reports are also accessible on our website at http://www.chemours.com by clicking on the section labeled "Investor Relations", then on "Financials" and "SEC Filings". These reports are made available, without charge, as soon as it is reasonably practicable after we file or furnish them electronically with the SEC at http://www.sec.gov.

Item 1A. RISK FACTORS

Our operations could be affected by various risks, many of which are beyond our control. Based on current information, we believe that the following identifies the material risk factors that could affect our business, results of operations, or financial condition. Past financial performance may not be a reliable indicator of future performance, and historical trends should not be used to anticipate results or trends in future periods. Refer to our "Forward-looking Statements" for more details.

Summary of Risk Factors

The following is a summary of the principal risks that could adversely affect our business, results of operations, financial condition, and cash flows.

Risks Related to Legal Matters, Environmental Sustainability, and Regulations

- Our results of operations could be adversely affected by litigation and other commitments and contingencies;
- We are subject to extensive environmental and health and safety laws and regulations that may result in unanticipated loss or liability related to our current and past operations, or our ability to place our products on the market, and that may result in significant additional compliance costs or obligations, which in either case, could reduce our profitability or liquidity;
- In connection with our Separation, we were required to enter into numerous Separation-related and commercial agreements with our former parent company, EID, which may not reflect optimal or commercially beneficial terms to us;
- If the distribution, in connection with the Separation, together with certain related transactions, were to fail to qualify for non-recognition treatment for U.S. federal income tax purposes, then we could be subject to significant tax and indemnification liability and stockholders receiving our common stock in the distribution could be subject to significant tax liability;
- As a result of the audit committee internal review that commenced in 2024, we may be exposed to civil or criminal litigation from investors and/or regulatory entities, and significant financial and operational costs, which may adversely affect our reputation, results of operations, financial condition, and cash flows;
- Our failure to comply with the anti-corruption laws of the United States and various international jurisdictions could negatively impact our reputation and results of operations, financial condition, and cash flows; and,
- The current geopolitical environment has led to rapidly changing economic sanctions issued by the United States against individuals, entities and countries and resulted in countermeasures imposed by other jurisdictions. Failure to detect and abide by these changes could impact our reputation and results of operations, financial condition, and cash flows.

Risks Related to Our Business Performance

- Operating as a multi-national corporation presents risks associated with global and regional economic, political and global capital market conditions, as well as risks resulting from changes to regional regulatory requirements (including environmental standards);
- If we are unable to innovate and successfully introduce new products, or new technologies or processes reduce the demand for our products or the price at which we can sell products, our profitability could be adversely affected;
- The global nature of our business creates exposure to tariffs. If significant tariffs or other restrictions continue to be placed on foreign imports by the United States and related countermeasures are taken by impacted foreign countries, our results of operations could be negatively affected;
- The emergence, renegotiation, or expiration of free trade agreements ("FTAs") and other international trade frameworks could adversely affect our competitiveness, supply chain, and financial results;
- The businesses in which we compete are highly competitive. If our intellectual property were compromised or copied by competitors, or if our competitors were to develop similar or superior intellectual property or technology, our results of operations could be negatively affected;
- Effects of price fluctuations in energy and raw materials, our raw materials contracts, and our inability to renew such contracts, could have a significant negative impact on our operating results;
- Our reported results and financial condition could be adversely affected by currency exchange rates and currency devaluation could impair our competitiveness;
- If our long-lived assets, including goodwill, become impaired, we may be required to record significant charges to earnings;
- We could be subject to changes in our tax rates and the adoption of tax legislation or exposure to additional tax liabilities that may adversely affect our results of operations, financial condition, and cash flows;
- We are subject to continuing contingent tax-related liabilities of EID;
- We are a holding company that is dependent on cash flows from our operating subsidiaries to fund our debt obligations, MOU escrow funding requirements, capital expenditures, and ongoing operations;

- Failure to meet some or all of our key financial and non-financial targets could negatively impact the value of our business and adversely affect our stock price; and
- A pandemic, epidemic, or other outbreak of infectious disease may have a material adverse effect on our business operations, results of operations, financial condition, and cash flows.

Risks Related to Our Operations

- Our ability to make future strategic decisions regarding our manufacturing operations are subject to regulatory, environmental, political, legal, and economic risks, and to a certain extent may be subject to consents or cooperation from EID under the agreements entered into between us and EID as part of the Separation. These could adversely affect our ability to execute our future strategic decisions and our results of operations, financial condition, and cash flows;
- Hazards associated with chemical manufacturing, storage, containment, and transportation could adversely affect our results of operations;
- Our results of operations and financial condition could be seriously impacted by business disruptions, including environmental, weather, and natural disasters, as well as other events outside of our control
- We participate in certain business relationships where we may be adversely impacted by the actions of the joint venture, its participants, or other partners;
- Our results of operations and financial condition could be seriously impacted by business disruptions and security breaches, including cybersecurity incidents;
- Our use of new and evolving technologies, including artificial intelligence ("AI"), may present risks and challenges that could adversely impact our business, competitive position, and financial condition.
- Our operations could be materially impacted in the event of a failure of our information technology infrastructure;
- If we identify a material weakness in internal control over financial reporting, or if we fail to maintain an effective system of internal controls, we may not be able to accurately determine our financial results or prevent fraud, either of which could have a material effect on us; and
- Our success depends on our ability to attract and retain key employees, and to identify and develop talented personnel to succeed our senior management key employees or members of our board of directors.

Risks Related to Our Indebtedness

- Our current level of indebtedness could adversely affect our financial condition or liquidity, and we could have difficulty fulfilling our obligations under our indebtedness, which may have a material adverse effect on us;
- Despite our current level of indebtedness, we may incur substantially more debt and enter into other transactions, which could further exacerbate the risks to our financial condition described above;
- We may need additional capital in the future and may not be able to obtain it on favorable terms, or at all;
- The agreements governing our indebtedness restrict our current and future operations, particularly our ability to respond to changes or to take certain actions;
- Our variable rate indebtedness subjects us to interest rate risk, which could cause our indebtedness service obligations to increase significantly; and
- Adverse developments affecting the financial markets and currency exchange rates, including events or concerns involving liquidity, defaults or non-performance by financial institutions or transactional counterparties, could adversely affect our business, financial condition, results of operations, or cash flows.

General Risk Factors

- Our stock price could become more volatile and investments could lose value;
- We cannot guarantee the timing or amount of our dividends, if any, and/or our share repurchases, which are subject to a number of uncertainties that may affect the price of our common stock;
- A stockholder's percentage of ownership in us may be diluted in the future;
- Certain provisions in our amended and restated certificate of incorporation and amended and restated by-laws, and of Delaware law, may prevent or delay an acquisition of us, which could decrease the trading price of the common stock;

Risks Related to Legal Matters, Environmental Sustainability, and Regulations

Our results of operations could be adversely affected by litigation and other commitments and contingencies.

We face risks arising from various unasserted and asserted legal claims, investigations, and litigation matters, such as product liability claims, patent infringement claims, anti-trust claims, and claims for third-party property damage or personal injury stemming from alleged environmental actions (which may concern regulated or unregulated substances) or other torts. We have noted a nationwide trend in purported mass tort and class actions against chemical manufacturers generally seeking relief, such as medical monitoring, property damages, off-site remediation, and punitive damages arising from alleged environmental actions (which may concern regulated or unregulated substances) or other torts without claiming present personal injuries. We also have noted a trend in public and private nuisance suits being filed on behalf of states, counties, cities, and utilities alleging harm to the general public and damages to natural resources. Various factors or developments in these nationwide trends or in the actions could result in future charges that could have a material adverse effect on us. We are also subject to requests for information, including those described below under "*As a result of the audit committee internal review in 2024, we may be exposed to civil and criminal litigation from investors and/or regulatory entities and significant financial and operational costs, which may adversely affect our reputation, results of operations, financial condition, and cash flows."* An adverse outcome in any one or more of these matters could be material to our financial results, liquidity, and/or stock price, and could adversely impact the value of any of our brands that are associated with any such matters. As discussed below, we are a named defendant and/or cost-sharing and defending DuPont, Corteva, and EID (together, the "DuPont Indemnitees") in litigation related to the production and use of per- and polyfluoroalkyl substances ("PFAS"), including perfluorooctanoic acids and its salts, including the ammonium salt ("PFOA"); hexafluoropropylene oxide dimer acid ("HFPO Dimer Acid", sometimes referred to as "GenX" or "C3 Dimer Acid") and other compounds; and products that are manufactured or use such compounds, including Aqueous Film Forming Foam ("AFFF"). Chemours does not, and has never, used PFOA as a polymerization aid nor sold it as a commercial product. Prior to the Separation, the performance chemicals segment of EID made PFOA at its Fayetteville Works site in Fayetteville, North Carolina ("Fayetteville") and used PFOA as a polymerization aid in the manufacture of fluoropolymers and fluoroelastomers at certain sites, including: Washington Works, Parkersburg, West Virginia; Chambers Works, Deepwater, New Jersey ("Chambers Works"); Dordrecht Works, Netherlands; Changshu Works, China; and, Shimizu, Japan. These sites are now owned and/or operated by Chemours.

We have received inquiries, government investigations, directives, multiple lawsuits, and other actions related to PFOA, HFPO Dimer Acid, AFFF, and PFAS. These or other governmental inquiries or lawsuits could lead to us incurring liability for damages or other costs, a criminal or civil proceeding, the imposition of fines and penalties, and/or other remedies, as well as restrictions on or added costs for our business operations going forward, including in the form of restrictions on discharges at our sites, such as Fayetteville, Dordrecht Works in Dordrecht, Netherlands or otherwise. In relation to remedies, these costs could be for both on-site and off-site issues, including additional on-site corrective action and off-site drinking water and other programs. Additional lawsuits or inquiries also could be instituted related to these or other compounds in the future. Accordingly, the existing lawsuits and inquiries, and any such additional litigation, relating to our existing operations, PFOA, HFPO Dimer Acid, AFFF, PFAS, or other compounds associated with our products or operations could result in us incurring additional costs and liabilities, which may be material to our financial position and results of operations.

In the ordinary course of business, we may make certain commitments, including representations, warranties, and indemnities relating to current and past operations, including those related to divested businesses, and issue guarantees of third-party obligations. Additionally, we may be required to indemnify EID with regard to liabilities allocated to, or assumed by, us under each of the separation agreement, the employee matters agreement, the tax matters agreement, and the intellectual property cross-license agreement that were executed prior to the Separation. These indemnification obligations to date have included defense costs associated with certain litigation matters, as well as certain damages awards, settlements, and penalties. In January 2021, we and the DuPont Indemnitees entered into a binding Memorandum of Understanding (the "MOU") addressing certain PFAS matters and costs. In August 2025, we, EID and the DuPont Indemnitees entered into a PFAS Insurance Proceeds Memorandum of Understanding ("PFAS Insurance MOU") related to the New Jersey settlement providing for our assignment of certain PFAS-related insurance rights in exchange for funding toward our obligations, Disputes with or among the DuPont Indemnitees and others which may arise with respect to the MOU, PFAS Insurance MOU and PFAS matters, including disputes based on matters of law or contract interpretation, could materially adversely affect our results of operations, financial condition, and cash flows.

Refer to "Note 22 – Commitments and Contingent Liabilities" to the *Consolidated Financial Statements* for further details related to these matters.

We are subject to extensive environmental and health and safety laws and regulations that may result in unanticipated loss or liability related to our current and past operations, or our ability to place our products in the market, and that may result in significant additional compliance costs or obligations, which in either case, could reduce our profitability or liquidity.

Our operations, products and production facilities are dependent upon attainment and renewal of requisite operating permits and are subject to extensive environmental and health and safety laws, regulations, and enforcements, proceedings or other actions at national, international, and local levels in numerous jurisdictions, relating to pollution, protection of the environment, climate change, transporting and storing raw materials and finished products, storing and disposing of hazardous wastes, and product content and other safety or human rights concerns. Such laws include, but are not limited to:

- U.S.-based regulations, such as the Comprehensive Environmental Response, Compensation, and Liability Act ("CERCLA", often referred to as "Superfund"), the Resource Conservation and Recovery Act ("RCRA") and similar state and global laws for management and remediation of hazardous materials, the Clean Air Act ("CAA") and Clean Water Act ("CWA") and similar state and global laws for the protection of air and water resources, and the Toxic Substances Control Act ("TSCA");

- Foreign-based chemical control regulations, such as the Registration, Evaluation, Authorization, and Restriction of Chemicals ("REACH") in the EU, the Chemical Substances Control Law ("CSCL") in Japan, MEE Order No. 12 in China, and the Toxic Chemical Substance Control Act ("TCSCA") in Taiwan for the production and distribution of chemicals in commerce and reporting of potential adverse effects;

- The EU Emissions Trading System and similar local and global laws for regulating GHG emissions; and,

- Numerous local, state, federal, and foreign laws, regulations, and enforcements governing materials transport and packaging.

If we are found to be in violation of these laws or regulations, which may be subject to change based on legislative, scientific, or other factors, we may incur substantial costs, including fines, damages, criminal or civil sanctions, remediation costs, reputational harm, loss of sales or market access, or experience interruptions in our operations. Our operations and production may also be subject to changes based on increased regulation or other changes to, or restrictions imposed by, any such additional regulations. Any operational interruptions or plant shutdowns may result in delays in production or may cause us to incur additional costs to develop redundancies in order to avoid interruptions in our production cycles, which could result in future asset impairments. In addition, the manner in which adopted regulations (including environmental and safety regulations) are ultimately implemented may affect our products, the demand for and public perception of our products, the reputation of our brands, our market access, and our results of operations. In the event of a catastrophic incident involving any of the raw materials we use or chemicals we produce, we could incur material costs to address the consequences of such event and future reputational costs associated with any such event.

Our costs to comply with complex environmental laws and regulations, as well as internal and external voluntary programs, are significant and will continue to be significant for the foreseeable future. These laws and regulations may change and could become more stringent over time, which could result in significant additional compliance costs, increased costs of purchased energy or other raw materials, increased transportation costs, investments in, or restrictions on, our operations, installation or modification of emission control equipment, or additional costs associated with emissions control equipment. Additionally, to the extent these laws, regulations and restrictions are not stringently imposed in the countries in which our competitors operate, our competitors could gain cost or other competitive advantages. As a result of our current and historic operations, including the operations of divested businesses and certain discontinued operations, we also expect to continue to incur costs for environmental investigation and remediation activities at a number of our current or former sites and third-party disposal locations. However, the ultimate costs under environmental laws and the timing of these costs are difficult to accurately predict. While we establish accruals in accordance with U.S. generally accepted accounting principles ("GAAP"), the ultimate actual costs and liabilities may vary from the accruals because the estimates on which the accruals are based depend on a number of factors (many of which are outside of our control), including the nature of the matter and any associated third-party claims, the complexity of the site, site geology, the nature and extent of contamination, the type of remedy, the outcome of discussions with regulatory agencies and other Potentially Responsible Parties ("PRPs") at multi-party sites, and the number and financial viability of other PRPs. We also could incur significant additional costs as a result of additional contamination that is discovered or remedial obligations imposed in the future. Refer to "Environmental Matters" within *Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations* and "Note 22 – Commitments and Contingent Liabilities" to the *Consolidated Financial Statements* for further information.

As discussed in "Note 22 – Commitments and Contingent Liabilities" to the *Consolidated Financial Statements*, we continue to have active dialogue with the North Carolina Department of Environmental Quality ("NC DEQ") and other stakeholders regarding potential remedies that are both economically and technologically feasible to achieve the objectives of the Consent Order ("CO") and Addendum ("Addendum") related to the discharge of HFPO Dimer Acid and PFAS from Fayetteville into the Cape Fear River, site surface water, groundwater, and air emissions. The Addendum establishes the procedure to implement specified remedial measures for reducing PFAS loadings from Fayetteville to the Cape Fear River, including construction of a barrier wall with a groundwater extraction system. The estimated liabilities of achieving the CO and Addendum objectives consist of several components, each of which may vary significantly and may exceed the recorded reserve estimates, which could be material.

There is also a risk that one or more of our manufacturing processes, key raw materials, or products may be found to have, or be characterized or perceived as having, a toxicological or health-related impact on the environment or on our customers or employees or unregulated emissions, which could potentially result in us incurring liability in connection with such characterization and the associated effects of any toxicological or health-related impact. If such a discovery or characterization occurs, we may incur increased costs in order to comply with new regulatory requirements or as a result of litigation. In addition, the relevant materials or products, including products of our customers incorporating our materials or products, may be recalled, phased-out, or banned. Changes in laws, science, or regulations, or their interpretations, and our customers' perception of such changes or interpretations, which may or may not be supported by scientific evidence, may also affect the marketability of certain of our products.

In June 2019, the Member States Committee of the European Chemicals Agency ("ECHA") also voted to list HFPO Dimer Acid as a Substance of Very High Concern. The vote was based on Article 57(f) – equivalent level of concern having probable serious effects to the environment. This identification does not impose immediate regulatory restriction or obligations, but may lead to a future authorization or restriction of the substance. In September 2019, we filed an application with the EU Court of Justice for the annulment of the decision of ECHA to list HFPO Dimer Acid as a Substance of Very High Concern. In February 2022, the General Court dismissed the annulment action and we appealed such decision. In November 2023, the EU Court of Justice dismissed our appeal.

In May 2020, five European countries began an initiative to restrict the manufacture, placing on the market and use of PFAS in the EU. In this regulatory process, more than 4,000 substances, including F-gases and fluoropolymers are being considered for potential broad regulatory action. On July 15, 2021, the countries submitted their restriction proposal, which informed ECHA of the intent to prepare a PFAS restriction dossier for fluorinated substances within a defined structural formula scope, including branched fluoroalkyl groups and substances containing ether linkages, fluoropolymers and side chain fluorinated polymers. The restriction dossier was submitted to ECHA in January 2023, and in February 2023 ECHA published a report and supporting annexes on the restriction proposal, which includes identified concerns for in-scope PFAS and their degradation products and the proposed restriction of a full ban with certain use-specific time-limited derogation periods. Comments were submitted from individuals and organizations during the consultation period in 2023 and the restriction dossier is being reviewed by the ECHA Risk Assessment Committee ("RAC") and Socio-economic Analysis Committees ("SEAC"). RAC and SEAC are focusing on the different sectors that are affected and elements of the proposal, and further meetings were held in 2025. In August 2025, the five national authorities reviewed over 5,600 comments from the 2023 consultation and updated their original restriction proposal. This revised version, called the Background Document, is now the basis for ECHA's committee opinions and includes alternative restriction options instead of a full ban or a ban with time-limited derogations for certain applications. The document may still be updated further as the committees continue their evaluation. The RAC and SEAC are expected to complete their scientific evaluation by the end of 2026, which marks the end of the regulatory phase, and the file moves to the European Commission and initiates the start of the political phase. The estimated earliest entry into force of restrictions is 2027, contingent upon timely completion of the remaining steps in the EU REACH restriction process.

In January 2024, the European Council adopted a regulation supporting the phase down of hydrofluorocarbons ("HFC") by 2050 and multiple bans on HFCs and hydrofluoroolefin ("HFO") in select applications. The new regulation entered into force on March 11, 2024, and includes both reviews and exemptions. No later than January 1, 2030, the European Commission will publish a report on the effects of the regulation and whether the bans are upheld based on technical feasibility and socioeconomic impact of alternatives. Also in 2024, Regulation (EU) 2024/573 was published and became effective, with a later implementing regulation ((EU) 2024/2473), that changed rules governing F-Gas reporting and quota consumption. In preparing its 2024 F-Gas reporting submissions, we encountered uncertainty on how to report due to impacts from the implementation of the new regulation in the reporting portal as well as technical challenges associated therewith. We raised these reporting concerns with the competent authorities and resources and are continuing to evaluate the potential impact of these new F-Gas reporting and quota consumption regulations on us.

In March 2024, ECHA published a registration update for trifluoroacetic acid ("TFA"). This update includes a self-classification, by TFA registrants, of a Category 2 Reproductive toxicant. BAuA, the German competent authority responsible for REACH and the CLP regulation in Germany, submitted a dossier to ECHA proposing to harmonize the hazard classification of TFA. In May 2025, ECHA launched a 60-day public consultation period on the CLH proposal for TFA which included updates to its hazard classification for reproductive toxicity, newly proposed as a category 1B, and introduced a PMT/vPvM (Persistent, Mobile and Toxic/very Persistent and very Mobile) classification. The public consultation period concluded and now ECHA's Risk Assessment Committee ("RAC") is reviewing the dossier submitted by the German authority and the public comments received. RAC will develop an opinion, which should be submitted to the European Commission through the course of 2026. The EU Commission will then review RAC's opinion and determine whether to proceed with the decision to amend the CLP regulation. If the Commission adopts the decision and amends Annex VI of the CLP Regulation, the changes become legally binding across the EU after a transition period. It should also be noted that there are other regulatory assessments underway from the European Food and Drug Agency ("EFSA") reviewing TFA which could impact timing of the CLH.

The impacts of these various restrictions and regulatory measures in the EU as noted above, individually and in the aggregate, could lead to material adverse effects on our results of operations, financial condition, and cash flows.

In October 2021, the U.S. EPA released its PFAS Strategic Roadmap, identifying a comprehensive approach to addressing PFAS. The PFAS Strategic Roadmap sets timelines by which EPA plans to take specific actions through 2024, including establishing a national primary drinking water regulation ("NPDWR") for PFOA and perfluorooctanesulfonic acid ("PFOS") and taking Effluent Limitations Guidelines actions to regulate PFAS discharges from industrial categories among other actions. As provided under its roadmap, EPA also released its National PFAS Testing Strategy, under which the agency will identify and select certain PFAS compounds for which it will require manufacturers to conduct testing pursuant to TSCA section 4. We have received various test orders and have formed consortia to jointly manage compliance with the test order requirements. Although no new test orders have been issued since 2024, future test orders are possible, but the timing is not determinable. Additional costs could be incurred in connection with EPA's actions, which could be material. The draft Effluent Limitations Guidelines ("ELGs") for PFAS manufacturers as announced in the PFAS Strategic Roadmap were not proposed in the fourth quarter of 2024 and we continue to monitor actions related to PFAS. In April 2025, EPA outlined actions that it will be taking to address PFAS across its program offices, including with respect to the implementation of the TSCA testing strategy and developing ELGs.

Also in October 2021, EPA published a final toxicity assessment for GenX compounds that decreased the draft reference dose for GenX compounds based on EPA's review of new studies and analyses. On March 18, 2022, we filed a petition to EPA requesting to withdraw and correct its toxicity assessment for GenX compounds, and this petition was denied by EPA on June 14, 2022. The next day, on June 15, 2022, EPA released health advisories for four PFAS, including interim updated lifetime drinking water health advisories for PFOA and PFOS, and final health advisories for GenX compounds, including HFPO Dimer Acid and another PFAS compound (PFBS). On July 13, 2022, we filed a Petition for Review of the GenX compounds health advisory. In July 2024, the Third Circuit dismissed our petition for lack of subject matter jurisdiction, finding the health advisory was not a final agency action.

In March 2023, EPA proposed a NPDWR to establish Maximum Contaminant Levels (MCL's) for six PFAS, with PFOA and PFOS having MCLs as individual compounds (each proposed as 4 parts per trillion – ("ppt")) and four other PFAS compounds, including HFPO Dimer Acid, having a hazard index approach limit on any mixture containing one or more of the compounds. The proposed PFAS NPDWR was subject to public comment through May 30, 2023, and on April 10, 2024 EPA issued its final rule, which included promulgating individual MCLs for PFOA and PFOS at 4ppt and individual MCLs for PFHxS, PFNA and HFPO Dimer Acid at 10ppt. In addition, EPA finalized a hazard index of 1 (unitless) as the MCL for any mixture of PFHxS, PFNA, HFPO Dimer Acid and PFBS. The final rule became effective 60 days from publication in the Federal Register and the compliance date for public water systems in the U.S. to meet the MCLs is five years from the publication date. In June 2024, we, as well as other organizations including the American Water Works Association and the American Chemistry Council, filed petitions for review of the final rule in the U.S. Court of Appeals for the D.C. Circuit. In May 2025, EPA announced that it intends to retain the MCLs for PFOS and PFOA, with rulemaking for additional time for compliance, and to rescind the other MCLs and hazard index. On September 11, 2025, EPA moved for partial vacatur of the regulation, requesting vacatur of its determination to regulate three individual compounds, including HFPO-DA, and mixtures of those compounds and another through a "hazard index". EPA did not seek vacatur of the portions of the regulation governing PFOA and PFOS. Further briefing was ordered by the court, and is to be completed in March 2026.

Also in April 2024, EPA issued a final rule designating PFOA and PFOS as hazardous substances under CERCLA, which has also been challenged in the same appeals court. This matter is under consideration by the court, and oral argument was held in January 2026. Depending on the ultimate outcome of EPA's actions, our estimated environmental remediation liabilities and accrued litigation could increase to meet any new drinking water standards, which could have a material adverse effect on our results of operations, financial condition, and cash flows.

In connection with our Separation, we were required to enter into numerous Separation-related and commercial agreements with our former parent company, EID, which may not reflect optimal or commercially beneficial terms to us.

Commercial agreements we entered into with EID prior to the Separation were formed in the context of the Separation while we were still a wholly-owned subsidiary of EID. Accordingly, during the period in which the terms of those agreements were formed, we did not have an independent board of directors or management independent of EID. Certain commercial agreements, having long terms and commercially-advantageous cancellation and assignment rights to EID, may not include adjustments for changes in industry and market conditions. There is a risk that the pricing and other terms under these agreements may not be commercially beneficial or able to be changed in the future. The terms relate to, among other things, the allocation of assets, liabilities, rights, and obligations, including the provision of products and services and the sharing and operation of property, manufacturing, office, and laboratory sites, and other commercial rights and obligations between us and EID.

If the distribution, in connection with the Separation, together with certain related transactions, were to fail to qualify for non-recognition treatment for U.S. federal income tax purposes, then we could be subject to significant tax and indemnification liability and stockholders receiving our common stock in the distribution could be subject to significant tax liability.

Generally, taxes resulting from the failure of the Separation and distribution or certain related transactions to qualify for non-recognition treatment under U.S. federal, state, and/or local tax law, and/or foreign tax law, would be imposed on EID or EID's stockholders and, under the tax matters agreement that we entered into with EID prior to the Separation, EID is generally obligated to indemnify us against such taxes to the extent that we may be jointly, severally, or secondarily liable for such taxes. However, under the terms of the tax matters agreement, we are also generally responsible for any taxes imposed on EID that arise from the failure of the distribution to qualify as tax-free for U.S. federal income tax purposes within the meaning of Section 355 of the Internal Revenue Code ("IRC") or the failure of such related transactions to qualify for tax-free treatment, to the extent such failure to qualify is attributable to actions, events, or transactions relating to our or our affiliates' stock, assets, or business, or any breach of our or our affiliates' representations, covenants, or obligations under the tax matters agreement (or any other agreement we enter into in connection with the Separation and distribution), the materials submitted to the U.S. Internal Revenue Service ("IRS") or other governmental authorities in connection with the request for the IRS Ruling or other tax rulings or the representation letter provided to counsel in connection with the tax opinion. Events triggering an indemnification obligation under the agreement include events occurring after the distribution that cause EID to recognize a gain under Section 355(e) of the IRC. Such tax amounts could be significant. To the extent we are responsible for any liability under the tax matters agreement, there could be a material adverse impact on our financial condition, results of operations, and cash flows in future reporting periods.

As a result of the audit committee internal review in 2024, we may be exposed to civil and criminal litigation from investors and/or regulatory entities and significant financial and operational costs, which may adversely affect our reputation, results of operations, financial condition, and cash flows.

In connection with the matters evaluated during the audit committee internal review in 2024, we have received inquiries and information requests from regulatory authorities and may be subject to additional investigations, enforcement actions, or other proceedings. Additionally, private plaintiffs have also initiated litigation, and additional stockholder demands or lawsuits may be filed. In addition, we are aware of additional efforts by private law firms to solicit clients in regard to potential securities class action or derivative litigation. Refer to "Note 22 – Commitments and Contingent Liabilities" to the Consolidated Financial Statements a discussion of these matters.

We have incurred and expect to continue incurring significant expenses for legal, accounting, financial, and other professional services arising from the audit committee internal review, related regulatory inquiries and litigation, and the ongoing implementation and maintenance of enhanced internal controls and remediation measures. Additionally, we have indemnification and expense advancement obligations pursuant to our bylaws and indemnification agreements with respect to certain current and former members of senior management and our directors. In connection with the audit committee internal review, we have received requests from former members of senior management under such indemnification agreements and our bylaws to provide advances of funds for legal fees and other expenses, and we expect additional requests in connection with the audit committee internal review and any future related litigation, which could be significant. These matters could result in us incurring additional costs and liabilities, which may be material to our results of operations, financial condition, and cash flows.

Our failure to comply with the anti-corruption laws of the U.S. and various international jurisdictions could negatively impact our reputation and results of operations, financial condition, and cash flows.

Doing business on a global basis requires us to comply with the laws and regulations of the U.S. government and those of various international and sub-national jurisdictions, and our failure to successfully comply with these rules and regulations may expose us to liabilities. These laws and regulations apply to companies, individual directors, officers, employees, and agents, and may restrict our operations, trade practices, investment decisions, and partnering activities. In particular, our international operations are subject to U.S. and foreign anti-corruption laws and regulations, such as the U.S. Foreign Corrupt Practices Act ("FCPA"), the U.K. Bribery Act 2010 ("Bribery Act"), and other anti-corruption laws of the various jurisdictions in which we operate. The FCPA, the Bribery Act, and other laws prohibit us and our officers, directors, employees, and agents acting on our behalf from corruptly offering, promising, authorizing, or providing anything of value to foreign officials for the purposes of influencing official decisions or obtaining or retaining business or otherwise obtaining favorable treatment. Our global operations may expose us to the risk of violating, or being accused of violating, the foregoing or other anti-corruption laws. Such violations could be punishable by criminal fines, imprisonment, civil penalties, disgorgement of profits, injunctions, and exclusion from government contracts, as well as other remedial measures. Investigations of alleged violations can be very expensive, disruptive, and damaging to our reputation. Although we have implemented anti-corruption policies, procedures and training, there can be no guarantee that these policies, procedures, and training will effectively prevent violations by our employees or representatives in the future. Additionally, we face a risk that our distributors and other business partners may violate the FCPA, the Bribery Act, or similar laws or regulations. Such violations could expose us to FCPA and Bribery Act liability, and/or our reputation may potentially be harmed by their violations and resulting sanctions and fines.

The current geopolitical environment has led to rapidly changing economic sanctions issued by the United States against individuals, entities and countries and resulted in countermeasures imposed by other jurisdictions. Failure to detect and abide by these changes could impact our reputation and results of operations, financial condition, and cash flows.

The global geopolitical environment remains highly volatile, and economic sanctions imposed by the United States and other jurisdictions continue to evolve with little warning. Sanctions may be expanded, withdrawn, or restructured in response to rapidly shifting diplomatic, security, or economic conditions. Countermeasures taken by foreign governments can further complicate the landscape, creating an unpredictable and fast‑moving set of requirements governing who we may transact with, where we may operate, and how we manage cross‑border financial and commercial activities.

This unpredictability increases the risk of inadvertent non‑compliance, which could subject us to regulatory scrutiny, legal penalties, business disruptions, and reputational harm, any of which could adversely affect our results of operations, financial condition, and cash flows.

We actively monitor sanctions developments and have implemented a range of compliance measures designed to reduce the risk associated with these rapidly changing regimes. While these efforts are intended to help us detect and respond to new or amended requirements, no compliance program can fully eliminate the risk of violations given the speed and complexity with which sanctions can be imposed or interpreted. As geopolitical tensions continue to influence global trade and regulatory environments, remaining compliant will require ongoing vigilance and may result in increased operational and administrative costs. Despite our mitigation efforts, failure to keep pace with evolving sanctions could still materially impact our business, reputation, and financial performance.

Risks Related to Our Business Performance

Operating as a multi-national corporation presents risks associated with global and regional economic, political and global capital market conditions, as well as risks resulting from changes to regional regulatory requirements (including environmental standards).

Our business and operating results have in the past, and may in the future, be adversely affected by global and regional economic conditions, including instability in credit markets, declining consumer and business confidence, fluctuating commodity prices and interest rates, volatile exchange rates, and other challenges, such as tariffs on international trade, border adjustments for certain products, economic sanctions or embargoes, strikes or labor disruptions, and a changing financial regulatory environment that could affect the global economy. Such global and regional economic and political conditions may be further affected by physical risks that stem from a number of root causes, including natural disasters, climate change, and/or travel-based restrictions that may be driven by geo-political activities, military actions, terrorism, and the spread of pandemics. In addition, social and political concerns and divisions in the U.S. and throughout the world, including elections, government shutdowns and political changes in various countries, may further exacerbate economic and geo-political risks.

These global and regional economic and political conditions can also directly affect our global supply chain, including the financial condition of our customers and suppliers. Our customers may experience deterioration of their businesses, shortages in cash flows, and difficulty obtaining financing. As a result, existing or potential customers may delay or cancel plans to purchase products and may not be able to fulfill their obligations to us in a timely fashion. Further, suppliers could experience similar conditions, which could impact their ability to supply materials or otherwise fulfill their obligations to us. Future weakness in the global economy and failure to manage these risks could adversely affect our results of operations, financial condition, and cash flows in future periods.

In addition to the general risks associated with operating in the global economy and political conditions, our revenue and profitability are largely dependent on the TiO_2 pigment industry and the industries that are the end-users of our refrigerants and fluoropolymers. TiO_2 pigment, refrigerants, and fluoropolymers are used in many "quality of life" products for which demand historically has been linked to global, regional, and local GDP and discretionary spending, which can be negatively impacted by regional and world events or economic conditions. Such events, which may or may not impact all of our businesses at the same time or to the same degree, are likely to cause a decrease in the demand for our products and, as a result, may have an adverse effect on our results of operations and financial condition. The future profitability of our operations, and cash flows generated by those operations, will also be affected by the available supply of our products in the market. Further, our future demand growth may be below average global GDP growth rates if our sales into developed markets outpace our sales into emerging markets. In addition, because demand for certain of our products is driven in part by industry needs to comply with certain environmental regulations (such as markets for refrigerants and foams with low GWP), changes in, the elimination of, or lack of enforcement of such environmental regulations in the U.S., the EU, or other jurisdictions can also negatively impact demand for such products and, as a result, our results of operations and financial condition.

If we are unable to innovate and successfully introduce new products, or new technologies or processes reduce the demand for our products or the price at which we can sell products, our profitability could be adversely affected.

Our industries and the end-use markets into which we sell our products experience periodic technological changes and product improvements, as well as changes in mandates on or regulation of products and services. Our future growth will depend on our ability to gauge the direction of commercial and technological progress in key end-use markets, our ability to fund and successfully develop, manufacture, and market products in such changing end-use markets, and our ability to adapt to changing regulations including climate change or environmental related regulations. In addition, our ability to capture emerging opportunities in these markets will depend on our capacity to focus resources on the most attractive areas for growth. The pace of innovation in certain key end-use markets also requires us to commercialize new products efficiently in order to capture growth opportunities before competitors do. We must continue to develop lower-emission manufacturing technologies and identify, develop, and market innovative products or enhance existing products in a disciplined manner and focused on high-return, low-risk initiatives on a timely basis to help us maintain or improve our profit margins and our competitive position. We may be unable to develop new products or technologies, either alone or with third parties, or license intellectual property rights from third parties on a commercially competitive basis. If we fail to keep pace with the evolving technological innovations in our end-use markets on a competitive basis, including with respect to innovation related to the development of alternative uses for, or application of, products developed that utilize such end-use products, our financial condition and results of operations could be adversely affected. We cannot predict whether technological innovations will, in the future, result in a lower demand for our products or affect the competitiveness of our business. We may be required to invest significant resources to adapt to changing technologies, markets, customer behaviors and demands, competitive environments, and laws or regulations (including enforcement thereof). We cannot anticipate market acceptance of new products or future products. In addition, we may not achieve the expected benefits associated with new products developed to meet new laws or regulations if the implementation or enforcement of such laws or regulations is delayed, and we may face competition from illegal or counterfeit products in regulated markets.

If significant tariffs or other restrictions continue to be placed on foreign imports by the United States and related countermeasures are taken by impacted foreign countries, our results of operations could be negatively affected.

If significant tariffs or other restrictions continue to be placed on foreign imports and related countermeasures are taken by impacted foreign countries, our results of operations, financial condition, and cash flows may be negatively affected. For example, the United States continues to maintain historically elevated global reciprocal tariffs, including duties applied to imports from India. Tariffs affecting imports from China remain relatively stable through the first half of the year following the U.S. decision in late 2025 to extend the suspension of certain heightened duties until late 2026. Some U.S. trading partners, including the European Union, have indicated that they could implement significant retaliatory tariff and other measures in response to trade and geopolitical tensions with the United States. The U.S. Supreme Court is reviewing the legality of certain heightened tariffs imposed by the Trump administration, but even if the Court constrains the President's use of the authorities underlying these tariffs, Trump administration officials have stated that the United States would utilize other authorities to sustain heightened tariffs in some form. Political tensions as a result of these and other trade measures could reduce trade volume, investment, technological exchange and other economic activities between major international economies, resulting in an adverse effect on global economic conditions and the stability of global financial markets. While we actively monitor changes and adjust our operations accordingly, if further tariffs are imposed on a broader range of imports, or if further retaliatory trade measures are taken by impacted foreign countries in response to additional tariffs, we may be required to raise our prices or incur additional expenses, which may result in the loss of customers and our results of operations could be negatively affected.

The emergence, renegotiation, or expiration of FTAs and other international trade frameworks could adversely affect our competitiveness, supply chain, and financial results.

The emergence of new FTAs, the renegotiation of existing FTAs, or the expiration or withdrawal of countries from such frameworks could adversely affect our global competitiveness, supply chain efficiency, and financial performance. Changes in trade terms—such as modified rules of origin, shifts in tariff schedules, new compliance requirements, or uneven enforcement—may alter sourcing economics, disrupt established trade flows, or constrain our ability to optimize production and distribution across regions. These developments could also increase raw‑material or logistics costs, limit market access, or require operational adjustments that may not be fully offset by pricing or mitigation actions. Because these outcomes often arise quickly and vary by jurisdiction, the impact of evolving trade regimes may be difficult to predict and could materially affect our business, results of operations, and cash flows.

The businesses in which we compete are highly competitive. If our intellectual property were compromised or copied by competitors, or if our competitors were to develop similar or superior intellectual property or technology, our results of operations could be negatively affected.

Each of the businesses in which we operate is highly competitive. Competition in the performance chemicals industry is based on a number of factors, such as price, product quality, and service. We face significant competition from major international and regional competitors. Some of our competitors in the Titanium Technologies segment may have plans to expand their chloride capacity. Additionally, our Titanium Technologies business competes with numerous regional producers, including producers in China, who have expanded their readily available production capacity. The risk of substitution of these Chinese producers by our customers could increase as these Chinese producers expand their use of chloride production technology. Similarly, we compete with various producers in our Thermal & Specialized Solutions and Advanced Performance Materials businesses, and the risk of substitution of these producers by our customers could increase if these producers develop better capabilities to manufacture products similar to our specialty products.

Intellectual property rights, including patents, trade secrets, confidential information, trademarks, and tradenames are important to our business. We endeavor to protect our intellectual property rights in key jurisdictions in which our products are produced or used and in jurisdictions into which our products are imported. Our success depends to a significant degree upon our ability to protect and preserve our intellectual property rights. However, we may be unable to obtain protection for our intellectual property in key jurisdictions. Although we own and have applied for numerous patents and trademarks throughout the world, we may have to rely on judicial enforcement of our patents and other proprietary rights. Our patents and other intellectual property rights may expire or be challenged, invalidated, circumvented, and rendered unenforceable or otherwise compromised. A failure to protect, defend, or enforce our intellectual property could have an adverse effect on our financial condition and results of operations. Similarly, third parties may assert claims against us and our customers and distributors, alleging our products infringe upon third-party intellectual property rights.

We also rely upon unpatented proprietary technology, know-how, and other trade secrets to maintain our competitive position. While we maintain policies to enter into confidentiality agreements with our employees and third parties to protect our proprietary expertise and other trade secrets, these agreements may not be enforceable or, even if legally enforceable, we may not have adequate remedies for breaches of such agreements. We also may not be able to readily detect breaches of such agreements. The failure of our patents or confidentiality agreements to protect our proprietary technology, know-how, or trade secrets could result in significantly lower revenues, reduced profit margins, or loss of market share.

If we must take legal action to protect, defend, or enforce our intellectual property rights, any suits or proceedings could result in significant costs and diversion of resources and management's attention, and we may not prevail in any such suits or proceedings. A failure to protect, defend, or enforce our intellectual property rights could have an adverse effect on our financial condition and results of operations.

Effects of price fluctuations in energy and raw materials, our raw materials contracts, and our inability to renew such contracts, could have a significant negative impact on our operating results

Our manufacturing processes consume significant amounts of raw materials and energy, the costs of which may be subject to worldwide supply and demand factors, global trade regulations and tariffs, GHG emissions-based regulations, and other factors beyond our control. In addition, supply chain constraints, concentration of suppliers, and logistical delays may exacerbate volatility in raw material costs and availability, limiting availability of energy or raw materials on favorable terms. Variations in the cost of energy, which primarily reflect market prices for oil and natural gas, and for raw materials may significantly affect our operating results from period to period. Consolidation in the industries providing our raw materials may also have an impact on the cost and availability of such materials. To the extent we do not have fixed price contracts with respect to specific raw materials, we have no control over the costs of raw materials, and such costs may fluctuate widely for a variety of reasons, including changes in availability, major capacity additions or reductions, or significant facility operating problems.

When possible, we have purchased, and we plan to continue to purchase, raw materials, including titanium-bearing ores and fluorspar, through negotiated medium-term or long-term contracts to minimize the impact of price fluctuations. To the extent that we have been able to achieve favorable pricing in our existing negotiated long-term contracts, we may not be able to renew such contracts at the current prices, or at all, and this may adversely impact our profitability and cash flows from operations. However, to the extent that the prices of the raw materials that we utilize significantly decline, we may be bound by the terms of our existing long-term contracts and obligated to purchase such raw materials at higher prices as compared to other market participants.

We attempt to offset the effects of higher raw materials and energy costs through selling price increases, productivity improvements, and cost reduction programs. However, the outcome of these efforts is largely determined by existing competitive and economic conditions and may be subject to a time delay between the increase in our raw materials costs and our ability to increase prices, which could vary significantly depending on the market served. If we are not able to fully offset the effects of higher energy or raw materials costs, there could be a material adverse effect on our financial results.

Our reported results and financial condition could be adversely affected by currency exchange rates and currency devaluation could impair our competitiveness.

Due to our international operations, we transact in many foreign currencies, including, but not limited to, the euro, the Mexican peso, the Chinese yuan, the Japanese yen, and the Argentine peso. As a result, we are subject to the effects of changes in foreign currency exchange rates. During times of a strengthening U.S. dollar, our reported net sales and operating income will be reduced because the local currency will be translated into fewer U.S. dollars. During periods of local economic crisis, local currencies may be devalued significantly against the U.S. dollar, potentially reducing our margin. For example, depreciation of the euro against the U.S. dollar has historically negatively impacted our results of operations. We also have certain indebtedness and payables denominated in the euro, and, during times of a strengthening euro relative to the U.S. dollar, our overall debt obligations and payables in U.S. dollars equivalent will increase. Additionally, the Argentine peso has devalued significantly against the U.S. dollar in recent years, which has negatively impacted our results of operations and cash flows.

We enter into certain of our qualifying foreign currency forward contracts under a cash flow hedge program to mitigate the risks associated with fluctuations in the euro against the U.S. dollar for forecasted U.S. dollar-denominated purchases for certain of our international subsidiaries. There can be no assurance that any hedging action will lessen the adverse impact of a variation in currency rates. Also, actions to recover margins may result in lower volume and a weaker competitive position, which may have an adverse effect on our profitability. For example, in our Titanium Technologies segment, a substantial portion of our manufacturing is located in the U.S. and Mexico, while our TiO_2 pigment is delivered to customers around the world. Furthermore, our ore cost is principally denominated in U.S. dollars. Accordingly, in periods when the U.S. dollar or Mexican peso strengthen against other local currencies, such as the euro, our costs are higher relative to some of our competitors who operate largely outside of the U.S. and Mexico, and the benefits we realize from having lower costs associated with our manufacturing process are reduced, impacting our profitability.

If our long-lived assets, including goodwill, become impaired, we may be required to record significant charges to earnings.

We may be required to record a significant non-cash charge in our financial statements during the period in which any impairment of our long-lived assets, including goodwill, or other assets is determined, negatively impacting our results of operations. We have a significant amount of long-lived assets on our consolidated balance sheets. Under U.S. GAAP, we review our long-lived assets for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. Goodwill is tested for impairment on October 1 of each year, or more frequently if required. Factors that may be considered a change in circumstances, indicating that the carrying value of our long-lived assets and goodwill may not be recoverable, include, but are not limited to, changes in the industrial, economic, political, social, and physical landscapes in which we operate, a decline in our stock price and market capitalization, reduced future cash flow estimates, changes in discount rate, as well as competition or other factors leading to a reduction in expected long-term sales or profitability. We historically experienced significant fluctuations in our stock price, and any sustained decline in our stock price in the future could indicate the carrying value of our goodwill may not be recoverable.

In the third quarter of 2024, we concluded a triggering event was present for our Advanced Performance Materials reporting unit and associated goodwill. As a result of the quantitative goodwill impairment analysis performed, we concluded the carrying amount of the Advanced Performance Materials reporting unit exceeded its fair value, resulting in a non-cash goodwill impairment charge of $56 million. There can be no assurance that future events may not result in an impairment to the Advanced Performance Materials asset group or an impairment to any of our other reporting units' goodwill or long-lived assets.

We could be subject to changes in our tax rates and the adoption of tax legislation or exposure to additional tax liabilities that may adversely affect our results of operations, financial condition, and cash flows.

We are subject to taxes in the U.S. and non-U.S. jurisdictions where our subsidiaries are organized. Due to economic and political conditions, tax rates in various jurisdictions may be subject to significant change. Our future effective tax rates could be affected by and may fluctuate because of changes in the mix of earnings in countries with differing statutory tax rates, changes in the valuation of deferred tax assets and liabilities, changes in tax laws or their interpretations, and taxes associated with the repatriation of our non-U.S. earnings. Our tax returns and other tax matters are subject to examination by local tax authorities and governmental bodies. Additionally, we and our subsidiaries are engaged in intercompany transactions across multiple tax jurisdictions. Although we believe we have clearly reflected the economics of these transactions with proper local transfer pricing documentation in place, tax authorities could propose and sustain adjustments. We regularly assess the likelihood of an adverse outcome resulting from these examinations to determine the adequacy of our provision for taxes. There can be no assurance as to the outcome of these examinations. If our effective tax rates were to increase, or if the ultimate determination of the taxes owed by us is for an amount in excess of amounts previously accrued, our operating results, financial condition, and cash flows could be adversely affected. We, and our subsidiaries, are required to file certain tax returns and information reports with various tax authorities and government bodies. The failure to file returns or information reports could be punishable by civil penalties as well as other remedial measures which could adversely affect our operating results, financial condition, or cash flows.

On July 4, 2025, the U.S. government enacted the One Big Beautiful Bill Act (the "Tax Act"), which includes significant changes to various tax provisions previously enacted by the Tax Cuts and Jobs Act of 2017 ("TCJA"). Among other things, the Tax Act makes permanent extension of certain expiring provisions of TCJA, modifies certain aspects of the international tax framework, and restores favorable tax treatment for certain business provisions. While we have incorporated the impacts of provisions with 2025 effective dates into our provision for income taxes for the quarter, we continue to evaluate the impact of the Tax Act for future tax years, notably with respect to interest expense deductibility and U.S. taxation of earnings by our non-US subsidiaries.

We are subject to continuing contingent tax-related liabilities of EID.

There are other significant areas where the liabilities of EID may become our obligations. For example, under the IRC and the related rules and regulations, each corporation that was a member of EID's consolidated tax reporting group during any taxable period or portion of any taxable period ending on or before the effective time of the distribution is jointly and severally liable for the U.S. federal income tax liability of the entire consolidated tax reporting group for such taxable period. In connection with the Separation and distribution, we entered into a tax matters agreement with EID that allocates the responsibility for prior period taxes of EID's consolidated tax reporting group between us and EID. If EID were unable to pay any prior period taxes for which it is responsible, however, we could be required to pay the entire amount of such taxes, and such amounts could be significant. Other provisions of federal, state, local, or foreign law may establish similar liability for other matters, including laws governing tax-qualified pension plans, as well as other contingent liabilities.

We are a holding company that is dependent on cash flows from our operating subsidiaries to fund our debt obligations, MOU escrow funding requirements, capital expenditures, and ongoing operations.

All of our operations are conducted, and all of our assets are owned, by our operating companies, which are our subsidiaries. We intend to continue to conduct our operations at the operating companies and any future subsidiaries. Consequently, our cash flows and our ability to meet our obligations, including our debt obligations, MOU escrow funding requirements, or make cash distributions depends upon the cash flows of our operating companies and any future subsidiaries, as well as the ability of our operating companies and any future subsidiaries to transfer funds in the form of dividends or otherwise.

Our debt is generally the exclusive obligation of The Chemours Company and our guarantor subsidiaries, as described in "Note 20 – Debt" to the *Consolidated Financial Statements*. Because a significant portion of our operations are conducted by non-guarantor subsidiaries, our cash flows and our ability to service indebtedness, including our ability to pay the interest on our debt when due and principal of such debt at maturity, are dependent to a large extent upon cash dividends and distributions or other transfers from such non-guarantor subsidiaries. Any payment of dividends, distributions, loans, or advances by our non-guarantor subsidiaries to us could be subject to restrictions on dividends or repatriation of earnings under applicable local law, monetary transfer restrictions, and foreign currency exchange regulations in the jurisdictions in which our subsidiaries operate, and any restrictions imposed by the current and future debt instruments of our non-guarantor subsidiaries.

Our subsidiaries are separate legal entities and, except for our guarantor subsidiaries, have no obligation, contingent or otherwise, to pay any amounts due on our debt or to make any funds available for those amounts, whether by dividends, loans, distributions, or other payments, and do not guarantee the payment of interest on, or principal of, our debt. Any right that we have to receive any assets of any of our subsidiaries that are not guarantors upon the liquidation or reorganization of any such subsidiary, and the consequent right of holders of the outstanding notes to realize proceeds from the sale of their assets, will be structurally subordinated to the claims of that subsidiary's creditors, including trade creditors and holders of debt issued by that subsidiary.

The ability of our operating companies and any future subsidiaries to make any payments to us depends on their earnings, the terms of their indebtedness, including the terms of any credit facilities, and legal restrictions regarding the transfer of funds.

Failure to meet some or all of our key financial and non-financial targets could negatively impact the value of our business and adversely affect our stock price.

From time to time, we may announce certain key financial and non-financial targets that are expected to serve as benchmarks for our performance or for our liquidity for a given time period, including goals for our future net sales growth, adjusted earnings before interest, taxes, depreciation, and amortization, adjusted earnings per share, free cash flows, return on invested capital, net leverage ratio, corporate responsibility commitments, and/or sustainability commitments. Our failure to meet one or more of these key targets may negatively impact our results of operations, stock price, and stockholder returns. The factors influencing our ability to meet these key targets include, but are not limited to, changes in the global economic environment, changes in our competitive landscape, including our relationships with new or existing customers, our ability to introduce new products, applications, or technologies, our undertaking of an acquisition, joint venture, or other strategic arrangement, the outcome of any new or existing litigation, our failure to comply with new or existing laws or regulations, and other factors described within this *Item 1A – Risk Factors*, many of which are beyond our control.

A pandemic, epidemic, or other outbreak of infectious disease may have a material adverse effect on our business operations, results of operations, financial condition, and cash flows.

Our operational and financial condition may be negatively impacted by the widespread outbreak of any illnesses or communicable diseases, as well as any associated public health crises that may ensue. To minimize transmission, social and economic restrictions have been or may be imposed in the U.S. and abroad, including travel bans, quarantines, restrictions on public gatherings, shelter-in-place orders, and/or safer-at-home orders. These restrictions, while necessary and important for public health, can have negative implications for our business and the U.S. and global economies.

The widespread outbreak of any illness or communicable disease could result in a significant health crisis that adversely affects local and global economies and financial markets. The effects of any significant health crisis have the potential to have a material adverse impact on our business operations, results of operations, financial condition, and cash flows, and may also exacerbate our other risks, as described within this *Item 1A – Risk Factors*, any of which could have a material effect on us, including among other things, risks associated with our indebtedness, such as available capacity and compliance with debt covenants, risks related to the adequacy of our cash flows and earnings or other conditions which may affect our liquidity, and risks related to our ongoing ability to pay dividends and repurchase common stock.

Risks Related to Our Operations

Our ability to make future strategic decisions regarding our manufacturing operations are subject to regulatory, environmental, political, legal, and economic risks, and to a certain extent may be subject to consents or cooperation from EID under the agreements entered into between us and EID as part of the Separation. These could adversely affect our ability to execute our future strategic decisions and our results of operations, financial condition, and cash flows.

One of the ways we may improve our business is through the expansion or improvement of our facilities. Construction of additions or modifications to facilities involves numerous regulatory, environmental, political, legal, and economic uncertainties that are beyond our control and are subject to various start-up risks and consent to operate. Difficulties in obtaining and maintaining any of the requisite licenses, permits, and authorizations from governmental or regulatory authorities could increase the total cost, delay, jeopardize, prevent the construction or opening of such facilities, or cause shutdowns of such facilities. Our expansion or improvement projects may also require the expenditure of significant amounts of capital, and financing may not be available on economically acceptable terms, or at all. As a result, these projects may not be completed on schedule, at the budgeted cost, or at all, which may adversely affect our results of operations, financial condition, and cash flows. Moreover, our revenue may not increase immediately upon the expenditure of funds on a particular project or may be negatively impacted by regulatory or other developments relating to the chemicals we use or manufacture. As a result, we may not be able to realize our expected investment return, which could also adversely affect our results of operations, financial condition, and cash flows.

We periodically assess our manufacturing operations in order to manufacture and distribute our products in the most efficient manner and to minimize the potential impacts of climate-related physical risks on our operations. Based on our assessments, we may make strategic decisions regarding our manufacturing operations, such as capital improvements to modernize certain units and/or improve structural resilience, move manufacturing or distribution capabilities from one plant or facility to another plant or facility, discontinue manufacturing or distributing certain products, or close or divest all or part of a manufacturing plant or facility, some of which have significant shared services and lease agreements with EID. These agreements may adversely impact our ability to make these strategic decisions regarding our manufacturing operations. Further, if such agreements are terminated or revised, we would have to assess and potentially adjust our manufacturing operations, the closure or divestiture of all or part of a manufacturing plant or facility that could result in future charges that could be significant.

Hazards associated with chemical manufacturing, storage, containment, and transportation could adversely affect our results of operations.

There are hazards associated with chemical manufacturing and the related storage, containment, and transportation of raw materials, products, and wastes, and the safety of our employees and communities. These hazards could lead to an interruption or suspension of operations and have an adverse effect on the productivity and profitability of a particular manufacturing facility or on us as a whole, which could result in potential impairments of assets. While we endeavor to provide adequate protection for the safety of our employees and the safe-handling of these materials, issues could be created by various events, including unforeseen accidents or defects, natural disasters, severe weather events, acts of sabotage, employees malfeasance, military actions, terrorism, and performance by third parties, including tenants at certain of our manufacturing facilities, and, as a result, we could face the following potential hazards, among others:

- piping and storage tank leaks and ruptures;
- mechanical failure;
- employee exposure to hazardous substances;
- fires and explosions; and,
- chemical spills and other discharges or releases of toxic or hazardous substances or gases.

These hazards may cause personal injury and loss of life, damage to property, contamination of the environment, and damage to natural resources, which could lead to government fines and penalties, remedial obligations, work stoppage injunctions, claims and lawsuits by injured persons, damage to our public reputation and brands, loss of sales and market access, customer dissatisfaction, and diminished product acceptance. If such actions are determined adversely to us or there is an associated economic impact to our business, we may have inadequate insurance or cash flows to offset any associated costs. Such outcomes could adversely affect our financial condition, results of operations and cash flows.

Our results of operations and financial condition could be seriously impacted by business disruptions, including environmental, weather, and natural disasters, as well as other events outside of our control.

We and certain of our customers and suppliers have experienced business and/or supply chain disruptions, plant downtime, power outages, and other disruptions, caused by events outside of our control, including, among other things, environmental and natural disaster incidents. The nature of our business dictates that we maintain significant concentrations of physical assets, many of which are large users of water, in geographic locations that may be vulnerable to the impacts of climate change, including weather or geological events or natural disasters, such as, but not limited to, hurricanes, earthquakes, flood, prolonged droughts or wild fires (whether as a result of climate change or otherwise), significant changes in storm patterns and intensities, water shortages, increasing atmospheric and water temperatures, and rising sea levels. Water scarcity in particular may restrict our ability to operate certain facilities or require us to incur additional capital, operational, or sourcing costs. Such events could also seriously harm our operations, as well as the operations of our customers and suppliers, and accordingly, we continue to study the long-term implications of changing climate parameters on plant siting, operational issues, and water availability. For example, in June 2024, we had to temporarily pause production at our Altamira TiO$_2$ manufacturing facility in Mexico for approximately three weeks due to severe drought conditions. We may experience similar type disruptions in the future, which could have a material negative impact on our business, results of operations, financial condition, and cash flows in the future.

Furthermore, our operations depend on third parties, and disruptions affecting those third parties or other external factors outside of our control could materially affect our business. These disruptions may arise from operational failures, labor shortages or labor disputes, financial distress, equipment malfunctions, delays in permitting or regulatory approvals, constraints in the availability of raw materials or critical inputs, or other events outside of our control. For example, in July 2025, we began experiencing production constraints following a local power outage at our Washington Works, West Virginia site, we identified damage to a critical piece of equipment that resulted in unscheduled downtime into August. Any such third-party failure or delay could interrupt production, delay deliveries of raw materials, increase costs, limit product availability or impair our ability to meet customer demand.

Preparedness plans pertaining to the physical aspects of our business have been developed with detailed actions needed in the event of unforeseen events or severe weather. We also engineer our facilities to better withstand these events and hold insurance coverage to protect against losses from physical damage and related business interruptions. These measures have historically been in place, and such activities and associated costs are driven by normal operational preparedness. However, there can be no assurance that such measures will be effective for a particular event that we may experience.

We participate in certain business relationships where we may be adversely impacted by the actions of the joint venture, its participants, or other partners.

We have investments in and commitments to certain unconsolidated joint ventures with unrelated parties. If the business relationships or their participants do not honor their obligations, or perform the way we expected them to, we may be required to expend additional resources or suffer losses, which could be significant. In addition, because we generally do not control these business relationships, our investments may be illiquid and we may not always agree with our partners on major decisions. Disputes between us and partners may result in litigation or arbitration that could increase our expenses and distract our management team.

Our results of operations and financial condition could be seriously impacted by business disruptions and security breaches, including cybersecurity incidents.

We and certain third parties (e.g., vendors, suppliers and other service providers) whom we rely on have experienced business and/or supply chain disruptions, plant downtime, power outages, and/or information technology system and network disruptions. These types of disruptions may be caused by, among other things, acts of sabotage, employee and vendor error or other actions, geo-political activity, military actions, cybersecurity incidents, data breaches and terrorism (including cyberterrorism). Although none of the aforementioned disruptions and/or events has materially impacted us to date, we may experience similar type disruptions in the future, which could have a material negative impact on our business, results of operations, financial condition, and cash flows in the future.

Failure to effectively prevent, detect, and recover from security incidents or data breaches, including attacks on information technology and infrastructure by hackers, viruses, breaches, or other disruptions, could result in misuse of our assets, business disruptions, loss of property including trade secrets and confidential business information, legal claims or proceedings, reporting errors, processing inefficiencies, negative media attention, loss of sales, and interference with regulatory compliance. Such risks are particularly relevant in consideration of remote working arrangements utilized by our workforce where practicable. Like most major corporations, we have been, and expect to be, the target of industrial espionage, including cyberattacks, from time to time. We have determined that these attacks have resulted, and could result in the future, in unauthorized parties gaining access to certain confidential business information, and have included the obtaining of trade secrets and proprietary information related to the chloride manufacturing process for TiO_2 pigment by third parties. Although we do not believe that we have experienced any material losses to date related to these breaches, there can be no assurance that we will not suffer any such losses in the future. We actively manage the risks within our control that could lead to business disruptions, security incidents and data breaches. As these threats continue to evolve, particularly around cybersecurity, we may be required to expend significant resources to enhance our control environment, processes, practices, and other protective measures. Despite these efforts, such events could materially adversely affect our business, financial condition, or results of operations.

Our information technology is provided by a combination of internal and external services and service providers, and we rely on information technology in many aspects of our business, including internal and external communications, and the management of our accounting, finance, and supply chain functions. Further, our business involves the use, storage, and transmission of information about customers, suppliers, and employees. As we become more dependent on information technology to conduct our business, and as the number and sophistication of cyberattacks increases, the risks associated with cybersecurity, information security, and data privacy also increases. In response to such risks, we provide our employees with cyber and information security training on a periodic and an annual basis. We have a comprehensive approach to cyber security which includes a cyber security education program focused on cyber risk and prevention measures, using online situational awareness training and continuous phishing simulations. The third parties with which we do business may also be sources or targets of cybersecurity or other technological risks. While we engage in actions to reduce our exposure to third-party risks, we cannot control the cybersecurity plans and systems put in place by these third parties and ongoing threats may result in unauthorized access, loss, exposure or destruction of data, or other cybersecurity incidents, with increased costs and other consequences, including those described above. Failure to maintain effective internal control over our information technology and infrastructure could materially adversely affect our business, financial condition, or results of operations, and/or have a material adverse impact on our stock price.

Preparedness plans pertaining to the cyber-related aspects of our business have been developed with detailed actions needed in the event of unforeseen events. These measures have historically been in place, and such activities and associated costs are driven by normal operational preparedness. However, there can be no assurance that such measures will be effective for a particular event that we may experience.

Our use of new and evolving technologies, including AI, may present risks and challenges that could adversely impact our business, competitive position, and financial condition.

The use of AI in our operations and product development may introduce new cybersecurity and data privacy risks, including vulnerabilities in AI algorithms, unauthorized data access, unintended bias in automated decision-making, potential for AI systems to process or generate personal data in ways that violate data privacy regulations, inadvertent exposure of confidential business information or trade secrets, and potential liability for discriminatory outcomes from AI systems. These AI-related risks may be difficult to detect, prevent, or remediate, and could result in regulatory investigations, fines, litigation, reputational damage, and increased compliance costs as well as impact our financial condition and results of operations. In addition, malicious actors may leverage increasingly sophisticated AI-driven techniques to attempt to gain unauthorized access to our networks, compromise personal or confidential information, or misappropriate intellectual property. Any successful attack, misuse, or system failure could result in business disruptions, reputational harm, regulatory scrutiny, litigation, financial losses, or penalties.

The use of AI technologies can give rise to intellectual property risks, including by disclosing or otherwise compromising our confidential or proprietary intellectual property, or by undermining our ability to assert or defend ownership rights in intellectual property created with the assistance of AI tools. Our vendors may also incorporate AI tools into their offerings, and the providers of these AI tools may not meet existing or rapidly evolving regulatory or industry standards, including with respect to privacy and data security.

In addition, the competitive impact of AI remains uncertain and may evolve rapidly. Our competitors may deploy AI technologies more effectively, use AI to improve their operations or products more rapidly, or develop new offerings enabled by AI that could reduce demand for our products or otherwise place us at a competitive disadvantage. There can be no assurance that our use of AI will enhance our business operations, improve efficiency, or otherwise result in anticipated benefits. These risks associated with AI could materially and adversely affect our reputation, business operations, financial condition, and results of operations.

Our operations could be materially impacted in the event of a failure of our information technology infrastructure.

We currently use an enterprise resource planning ("ERP") software platform that is no longer supported; however, we pay for extended, customer-specific support, which is costly. We are currently evaluating our options to upgrade or replace our existing platform. Any systems failure, accident, or security breach could result in significant costs or disruptions to our operations, which could have a material adverse effect on our business. Further, such improvements and upgrades or replacements are often complex, costly, and time-consuming. We may also experience challenges integrating any new ERP software platform with our existing technology systems, or may uncover problems with our existing technology systems. Any attempt to upgrade or implement a replacement could result in outages, a disruption to our operations, and our ability to serve our customers.

If we identify a material weakness in internal control over financial reporting, or if we fail to maintain an effective system of internal controls, we may not be able to accurately determine our financial results or prevent fraud, either of which could have a material effect on us.

Effective internal controls are necessary for us to provide reliable financial reports and effectively prevent fraud. Section 404 of the Sarbanes-Oxley Act of 2002 requires us to evaluate and report on our internal control over financial reporting. We cannot be certain that we will be successful in maintaining adequate internal control over our financial reporting and financial processes in the future. We may in the future discover areas of our internal controls that need improvement. Furthermore, to the extent our business grows or significantly changes, our internal controls may become more complex, and we could require significantly more resources to ensure our internal controls remain effective. In 2023, we identified certain material weaknesses in our internal control over financial reporting, all of which were remediated in 2024. Although all material weaknesses identified in 2023 were remediated in 2024, if we identify material weaknesses in the future, it could negatively impact our operations or the market value of our common stock. Additionally, the existence of any material weakness may require management to devote significant time and incur significant expense to remediate any such material weaknesses and management may not be able to remediate any such material weaknesses in a timely manner.

Our success depends on our ability to attract and retain key employees, and to identify and develop talented personnel to succeed our senior management key employees or members of our board of directors.

Our success depends on our ability to attract, retain, and develop our key employees, including our senior management team, which is currently led by our Chief Executive Officer, and to identify and prepare successors for critical roles. If we are unable to identify, attract, retain, and develop a talented, diverse set of leaders, whether due to technical, geographical, social, or other differences, our results of operations, financial condition, and cash flows could be adversely affected. Further, if we are unable to effectively plan for the succession of our senior management team or members of our board of directors, our results of operations, financial condition, and cash flows could be adversely affected, as we may be unable to realize our business strategy. Leadership transitions in senior management or changes in the composition of our board of directors may result in the loss of institutional knowledge, create uncertainty within our organization, or disrupt the execution of our strategic initiatives. Such transitions can increase the risk of turnover among key personnel, require significant time and attention from management and the board, and may impact the effectiveness of our internal control environment. While our ongoing personnel practices identify a succession process for our key employees, we cannot guarantee the effectiveness of this process, the continuity of highly-qualified individuals serving in all of our key positions at particular moments in time, and/or the completeness of any knowledge transfer at the time of succession, including its impacts on our general operations and on our internal control over our financial reporting.

Risks Related to Our Indebtedness

Our current level of indebtedness could adversely affect our financial condition or liquidity, and we could have difficulty fulfilling our obligations under our indebtedness, which may have a material adverse effect on us.

As of December 31, 2025, we had approximately $4.2 billion of indebtedness. At December 31, 2025, together with the guarantors, we had approximately $1.5 billion of indebtedness outstanding under our senior secured credit facilities, and a net $955 million of revolving credit facility ("Revolving Credit Facility") unused commitment after letters of credit, which would be senior secured indebtedness, if drawn (collectively, the "Senior Secured Credit Facilities"). Our current level of indebtedness and the maturities of our indebtedness increases the risk that we may be unable to generate cash sufficient to pay amounts due in respect of our indebtedness. The level of our indebtedness could have other important consequences on our business, including:

- making it more difficult for us to satisfy our obligations with respect to indebtedness;
- increasing our vulnerability to adverse changes in general economic, industry, and competitive conditions;
- requiring us to dedicate a significant portion of our cash flows from operations to make principal and interest payments on our indebtedness, thereby reducing the availability of our cash flows to fund working capital and other general corporate purposes;
- limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;
- limiting our flexibility in refinancing and increasing our financing costs in connection with any refinancing of existing indebtedness;
- restricting us from capitalizing on business opportunities;
- placing us at a competitive disadvantage compared to our competitors that have less debt;
- limiting our ability to borrow additional funds for working capital, acquisitions, debt service requirements, execution of our business strategy, or other general corporate purposes;
- requiring us to provide additional credit support, such as letters of credit or other financial guarantees, to our customers, suppliers, or regulators, thereby limiting our availability of funds under our Revolving Credit Facility;
- limiting our ability to enter into certain commercial arrangements because of concerns of counterparty risks; and,
- limiting our ability to adjust to changing market conditions and placing us at a competitive disadvantage compared to our competitors that have less debt.

The occurrence of any one or more of these circumstances could have a material adverse effect on us.

Our ability to make scheduled payments on our indebtedness, including on our outstanding notes, to comply with covenants in our debt instruments and to refinance our indebtedness, including on our outstanding notes, depends on and is subject to our financial condition and operating performance, which in turn is affected by general and regional economic, financial, competitive, business, and other factors (many of which are beyond our control), including the availability of financing in the international banking and capital markets. We cannot be certain that our business will generate sufficient cash flows from operations or that future borrowings will be available to us in an amount sufficient to enable us to service our debt, including the outstanding notes, to refinance our debt, or to fund our other liquidity needs. Any refinancing of our indebtedness could be at higher interest rates and may require us to comply with more onerous covenants that could further restrict our business operations.

If we are unable to meet our debt service obligations or to fund our other liquidity needs, we will need to restructure or refinance all or a portion of our debt, including the outstanding notes. Failure to successfully restructure or refinance our debt could cause us to default on our debt obligations and would impair our liquidity. Our ability to restructure or refinance our debt will depend on the condition of the capital markets, which is outside of our control, and our financial condition at such time.

Moreover, in the event of a default of our debt service obligations, if not cured or waived, the holders of the applicable indebtedness, including holders of our outstanding notes and the Senior Secured Credit Facilities, could elect to declare all the borrowed funds outstanding to be due and payable, together with accrued and unpaid interest. Our assets or cash flows may not be sufficient to fully repay outstanding borrowings under our debt instruments if accelerated upon an event of default. First, a default in our debt service obligations in respect of the outstanding notes would result in a cross-default under the Senior Secured Credit Facilities. The foregoing would permit the lenders under the Revolving Credit Facility to terminate their commitments thereunder and cease making further loans, and would allow the lenders under the Senior Secured Credit Facilities to declare all loans immediately due and payable and to institute foreclosure proceedings against their collateral. Second, any event of default or declaration of acceleration under the Senior Secured Credit Facilities or certain other agreements relating to our outstanding indebtedness could also result in an event of default under the indenture governing the outstanding notes, and any event of default or declaration of acceleration under any other of our outstanding indebtedness may also contain a cross-default provision. Any such default, event of default if not cured or waived, or declaration of acceleration could force us into bankruptcy, reorganization, insolvency, or liquidation.

Refer to "Note 20 – Debt" to the *Consolidated Financial Statements* for further discussion related to our indebtedness.

Despite our current level of indebtedness, we may incur substantially more debt and enter into other transactions, which could further exacerbate the risks to our financial condition described above.

Notwithstanding our current level of indebtedness, we may incur significant additional indebtedness and related interest expense in the future, including additional secured indebtedness (including the $1 billion maximum capacity under the Revolving Credit Facility) that would be effectively senior to our outstanding notes. Although the indenture that governs the outstanding notes and the credit agreement that governs the Senior Secured Credit Facilities contain restrictions on our ability to incur additional indebtedness and to enter into certain types of other transactions, these restrictions are subject to a number of significant qualifications and exceptions. Additional indebtedness incurred in compliance with these restrictions, including additional secured indebtedness, could be substantial. These restrictions also do not prevent us from incurring obligations, such as trade payables, that do not constitute indebtedness as defined under our debt instruments. To the extent such new debt is added to our current debt levels, the substantial leverage risks described in the immediately preceding risk factor would increase.

We may need additional capital in the future and may not be able to obtain it on favorable terms, or at all.

Our industry is capital intensive, and we may require additional capital in the future to finance our growth and development, implement further marketing and sales activities, fund ongoing R&D activities, make investments driven by environmental compliance, and meet general working capital needs. Our capital requirements will depend on many factors, including acceptance of and demand for our products, the extent to which we invest in new technology and R&D projects, and the status and timing of these developments, as well as the general availability of capital from debt and/or equity markets. However, debt or equity financing may not be available to us on terms we find acceptable, if at all. If we are unable to raise additional capital when needed, our financial condition could be materially and adversely affected.

Additionally, our failure to maintain the credit ratings on our debt securities, including the outstanding notes, could negatively affect our ability to access capital and could increase our interest expense on future indebtedness. We expect the credit rating agencies to periodically review our capital structure and the quality and stability of our earnings, including environmental, social and governance-related impacts. Deterioration in our capital structure or the quality and stability of our earnings could result in a downgrade of our overall credit ratings and our debt securities. On August 22, 2025, Moody's affirmed our Ba3 rating with a revised negative outlook. On April 16, 2025, S&P Global affirmed our BB- credit rating with negative outlook. These negative rating agency actions could constrain the capital available to us, reduce or eliminate available borrowing to us, and could limit our access to and/or increase the cost of funding our operations. If, as a result, our ability to access capital when needed becomes constrained, our interest costs could increase, which could have material adverse effect on our results of operations, financial condition, and cash flows.

The agreements governing our indebtedness restrict our current and future operations, particularly our ability to respond to changes or to take certain actions.

The agreements governing our indebtedness, including the outstanding notes, contain, and the agreements governing future indebtedness and future debt securities may contain, significant restrictive covenants and, in the case of the Revolving Credit Facility, financial maintenance and negative covenants that will limit our operations, including our ability to engage in activities that may be in our long-term best interests. These restrictive covenants may limit us, and our restricted subsidiaries, from taking, or give rights to the holders of our indebtedness in the event of, the following actions:

- incurring additional indebtedness and guaranteeing indebtedness and other obligations;
- paying dividends or making other distributions in respect of, or repurchasing or redeeming, our capital stock;
- making acquisitions or other investments;
- prepaying, redeeming, or repurchasing certain indebtedness;
- selling or otherwise disposing of assets;
- selling stock of our subsidiaries;
- incurring liens;
- entering into transactions with affiliates;
- entering into agreements restricting our subsidiaries' ability to pay dividends;
- entering into transactions that result in a change of control of us; and
- consolidating, merging, or selling all or substantially all of our assets.

Our failure to comply with those covenants could result in an event of default that, if not cured or waived, could result in the acceleration of some or all of our indebtedness, which could lead us to bankruptcy, reorganization, or insolvency.

Our variable rate indebtedness subjects us to interest rate risk, which could cause our indebtedness service obligations to increase significantly.

Our borrowings under the Senior Secured Credit Facilities are at variable rates and expose us to interest rate risk. As a result, if interest rates increase, our debt service obligations under the Senior Secured Credit Facilities or other variable rate debt would increase, even though the amount borrowed would remain the same, and our net income and cash flows, including cash available for servicing our indebtedness, would correspondingly decrease. We may use, from time to time, derivative instruments to mitigate interest rate risk. However, there is no guarantee that derivative contracts may be available to us and/or if such contracts will provide the desired results. As of December 31, 2025, we had approximately $1.5 billion of our outstanding debt under the Senior Secured Credit Facilities at variable interest rates, which resulted in interest expense of $104 million.

Refer to "Note 26 – Financial Instruments" to the *Consolidated Financial Statements* for further details regarding our interest rate swaps designated as a cash flow hedge.

Adverse developments affecting the financial markets and currency exchange rates, including events or concerns involving liquidity, defaults or non-performance by financial institutions or transactional counterparties, could adversely affect our business, financial condition, results of operations or cash flows.

Although we currently believe we have adequate liquidity, events involving limited liquidity, defaults, non-performance or other adverse developments that affect financial institutions, transactional counterparties or the financial services industry generally, or concerns about any events of these kinds or other similar risks, have in the past and may in the future lead to market-wide liquidity problems. Although we assess our banking and customer relationships as we believe necessary or appropriate, our access to funding sources and other credit arrangements in amounts adequate to finance our current and future business operations could be significantly impaired by factors that affect us, the financial services industry or economy in general. These factors could include, among others, events such as liquidity constraints or failures, the ability to perform obligations under various types of financial, credit or liquidity agreements or arrangements, disruptions or instability in the financial markets, or concerns or negative expectations about the prospects for companies in the financial services industry.

In addition, investor, regulatory, or other concerns regarding the U.S. or international financial systems could result in less favorable commercial financing terms, including higher interest rates or costs and tighter financial and operating covenants, or systemic limitations on access to credit and liquidity sources, thereby making it more difficult for us to acquire financing on acceptable terms or at all. Any decline in available funding or access to our cash and liquidity resources could, among other risks, adversely impact our ability to meet our operating expenses, financial obligations or fulfill our other obligations or result in breaches of our contractual obligations. Any of these impacts, or any other impacts resulting from the factors described above or other related or similar factors not described above, could have material adverse impacts on our liquidity and our business, results of operations, financial condition, and cash flows.

General Risk Factors

Our stock price could become more volatile and investments could lose value.

The market price for our common stock may be affected by a number of factors, including, but not limited to:

- our quarterly or annual earnings, or those of other companies in our industry;
- actual or anticipated fluctuations in our operating results;
- changes in earnings estimates by securities analysts or our ability to meet those estimates or our earnings guidance;
- anticipated or actual outcomes or resolutions of legal or other contingencies;
- internal factors, such as the audit committee internal review, unplanned changes in senior management, and material weaknesses in internal control over financial reporting;
- the operating and stock price performance of other comparable companies;
- a change in our dividend or stock repurchase activities;
- changes in applicable rules and regulations and the reputation of our business;
- the announcement of new products by us or our competitors;
- changes in our credit ratings or our ability to access financing on acceptable terms;
- overall market fluctuations and domestic and worldwide economic conditions; and,
- other factors described within this *Item 1A – Risk Factors*, and elsewhere within this Annual Report on Form 10-K.

A significant drop or rise in our stock price could expose us to costly and time-consuming litigation and may lead to an increase in shareholder activism and could adversely affect our relationship with shareholders, including employees receiving stock-based compensation, which could result in substantial costs and divert management's attention and resources, resulting in an adverse effect on our business. See also "*As a result of the audit committee internal review in 2024, we may be exposed to civil and criminal litigation from investors and/or regulatory entities and significant financial and operational costs, which may adversely affect our reputation, results of operations, financial condition, and cash flows*" for a discussion of recent requests for information and potential private litigation.

We cannot guarantee the timing or amount of our dividends, if any, and/or our share repurchases, which are subject to a number of uncertainties that may affect the price of our common stock.

The declaration, payment, and amount of any dividends, and/or the decision to purchase common stock under our share repurchase programs, are subject to the sole discretion of our board of directors and, in the context of our capital allocation strategy, will depend upon many factors, including our financial condition, operating results, cash flows, and relevant prospects, our capital requirements and access to capital markets, covenants associated with certain of our debt obligations, legal requirements and obligations arising from resolution of legal or other contingencies, and other factors that our board of directors may deem relevant, and there can be no assurances that we will continue to pay a dividend or repurchase our common shares in the future. In addition, changes in our credit ratings, financing conditions, or debt-covenant compliance may further restrict our ability to fund dividends or repurchase shares.

The reduction or elimination of our dividends or share repurchase programs could adversely affect the price of our common stock. Additionally, any repurchases of our common stock will reduce the amount of our common stock outstanding. There can be no assurances that any share repurchase activity will increase stockholder value due to market fluctuations in the price of our common stock, which may reduce the price of our common stock to levels below the repurchase price. Although our share repurchase programs are designed to enhance long-term shareholder value, short-term fluctuations in the market price of our common stock could reduce the program's overall effectiveness.

A stockholder's percentage of ownership in us may be diluted in the future.

A stockholder's percentage ownership in our common stock may be diluted because of equity issuances for acquisitions, capital market transactions, refinancing activities or otherwise, including, without limitation, equity awards that we may be granting to our directors, officers, and employees. Such issuances may have a dilutive effect on our earnings per share, which could adversely affect the market price of our common stock.

In addition, our amended and restated certificate of incorporation authorizes us to issue, without the approval of our stockholders, one or more classes or series of preferred stock having such designation, powers, preferences, and relative participating, optional, and other special rights, including preferences over our common stock with respect to dividends and distributions, as our board of directors generally may determine. The terms of one or more classes or series of preferred stock could dilute the voting power or reduce the value of our common stock. For example, we could grant the holders of preferred stock the right to elect some number of our directors in all events or on the happening of specified events or to veto specified transactions. Similarly, the repurchase or redemption rights or liquidation preferences we could assign to holders of preferred stock could affect the residual value of our common stock.

Certain provisions in our amended and restated certificate of incorporation and amended and restated by-laws, and of Delaware law, may prevent or delay an acquisition of us, which could decrease the trading price of the common stock.

Our amended and restated certificate of incorporation and amended and restated by-laws contain, and Delaware law contains, provisions that are intended to deter coercive takeover practices and inadequate takeover bids by making such practices or bids unacceptably expensive to the bidder and to encourage prospective acquirers to negotiate with our board of directors rather than to attempt a hostile takeover. These provisions include, among others:

- the inability of our stockholders to act by written consent;
- the limited ability of our stockholders to call a special meeting;
- rules regarding how stockholders may present proposals or nominate directors for election at stockholder meetings;
- the right of our board of directors to issue preferred stock without stockholder approval;
- the ability of our directors, and not stockholders, to fill vacancies (including those resulting from an enlargement of the board of directors) on our board of directors; and,
- the requirement that stockholders holding at least 80% of our voting stock are required to amend certain provisions in our amended and restated certificate of incorporation and our amended and restated by-laws.

In addition, we are subject to Section 203 of the Delaware General Corporations Law ("DGCL"). Section 203 of the DGCL provides that, subject to limited exceptions, persons that (without prior board of directors approval) acquire, or are affiliated with a person that acquires, more than 15% of the outstanding voting stock of a Delaware corporation shall not engage in any business combination with that corporation, including by merger, consolidation, or acquisitions of additional shares, for a three-year period following the date on which that person or its affiliate becomes the holder of more than 15% of the corporation's outstanding voting stock.

We believe these provisions will protect our stockholders from coercive or otherwise unfair takeover tactics by requiring potential acquirers to negotiate with our board of directors and by providing our board of directors with more time to assess any acquisition proposal. These provisions are not intended to make us immune from takeovers. However, these provisions will apply even if an acquisition proposal or offer may be considered beneficial by some stockholders and could delay or prevent an acquisition that our board of directors determines is not in our and/or our stockholders' best interests. These provisions may also prevent or discourage attempts to remove and replace incumbent directors.

Several of the agreements that we have entered into with EID require EID's consent to any assignment by us of our rights and obligations, or a change of control of us, under the agreements. The consent rights set forth in these agreements might discourage, delay, or prevent a change of control that a stockholder may consider favorable.

Item 1B. UNRESOLVED STAFF COMMENTS

None.

Item 1C. CYBERSECURITY

Chemours recognizes the critical importance of maintaining a cybersecurity program to provide a secure and reliable computing environment protecting our information, systems and assets and to enable our digital transformation goals. Our cyber and information security program (the "Program") is based upon standards published by the National Institute of Standards and Technology ("NIST") in their Cybersecurity Framework. The goals of our Program are:

- identifying, preventing, and mitigating cybersecurity threats to the Company;
- preserving the confidentiality, security, and availability of the information that we collect and store to use in our business;
- protecting our intellectual property;
- Maintaining compliance with applicable global regulatory requirements;
- maintaining the confidence of our customers, business partners and other stakeholders; and
- providing appropriate public disclosure of cybersecurity risks and incidents, when required.

The Chief Information Security Officer ("CISO") is the Chemours executive principally responsible for managing and maintaining the Program, is accountable for managing risk, ensuring that the organization's security posture is aligned with its business objectives, and providing timely updates to senior management on such efforts. The CISO reports to the Chief Information Officer. The current CISO has more than 25 years of information technology, cyber and information security experience with multiple companies in the manufacturing and critical infrastructure sectors.

The CISO manages and is supported by a global team of risk managers, cyber defenders, architects, and engineers with the knowledge and experience to carry out day-to-day cybersecurity operations. They are also supported by third parties who provide threat intelligence, global infrastructure monitoring, and threat detection and response to cyber events. In addition, our Corporate Security team, a part of the Legal organization, has open lines of communication with various Federal, State and International law enforcement agencies to gain access to the latest cyber situational awareness.

We assess third-party cybersecurity controls through a cybersecurity questionnaire and include information security and privacy addendums to our contracts, where applicable. We also require that our vendors and other third parties report cybersecurity incidents to us so that we can assess the impact of the incident on us.

We educate our employees and contractors annually on cyber risks and prevention, monthly using online situational awareness training, active employee engagement, and ongoing phishing simulations.

The CISO has an incident response plan designed to address potential cybersecurity incidents and notify appropriate leadership while determining the material impact through a cyber sub-committee of management's Disclosure Committee. The plan also includes implementing long-term strategies for recovery and prevention of future incidents.

A key part of our strategy for managing risks from cybersecurity threats is the ongoing assessment and testing of our processes and practices through auditing, assessments, tabletop exercises, threat modeling, and other exercises focused on evaluating the effectiveness of the Program.

The board of directors is responsible for oversight of our Enterprise Risk Management process ("ERM") and is informed of the risks associated with cybersecurity through periodic ERM updates. The Board has also delegated oversight of the cybersecurity and information security programs and processes for assessing, identifying and managing material risks from cybersecurity threats to the Audit Committee. The Audit Committee regularly meets with the CISO to review and discuss cybersecurity risks, the status of ongoing cyber initiatives and strategies, incident reports and learnings, as well as key performance indicators. The results of any cyber risk assessments, audits, and reviews are reported to the Audit Committee and, ultimately, the board of directors, and we adjust our cybersecurity policies, standards, processes and practices as necessary based on the information provided by the assessments, audits and reviews.

Although our Risk Factors include further details about the cybersecurity risks we face, we believe that risks from prior cybersecurity threats, including any previous cybersecurity incidents, have not materially affected our business to date. We can provide no assurance that there will not be incidents in the future or that they will not materially affect us, including our business strategy, results of operations, or financial condition.

Item 2. PROPERTIES

Our Production Facilities and Technical Centers

Our corporate headquarters is located in Wilmington, Delaware, and we maintain a global network of production facilities and technical centers located in cost-effective and strategic locations. We also use contract manufacturing and joint venture partners in order to provide regional access or to lower manufacturing costs, as appropriate.

The following chart sets forth our production facilities at December 31, 2025.

| Region | Production Facilities | | | |
	Thermal & Specialized Solutions	Titanium Technologies	Advanced Performance Materials	Shared Locations
North America	Corpus Christi, Texas El Dorado, Arkansas (1) LaPorte, Texas (1) Louisville, Kentucky (1)	DeLisle, Mississippi New Johnsonville, Tennessee Jesup, Georgia (Mine) (1) Nahunta, Georgia (Mine) (1) Offerman, Georgia (Mineral Separation) Starke, Florida (Mine & Mineral Separation)	Deepwater, New Jersey Elkton, Maryland (1) Fayetteville, North Carolina Louisville, Kentucky Parlin, New Jersey (1) Washington, West Virginia	Belle, West Virginia (3)
Europe, the Middle East, and Africa			Mechelen, Belgium Villers St. Paul, France (1)	Dordrecht, Netherlands (4)
Latin America	Barueri, Brazil (1) Manaus, Brazil (1) Monterrey, Mexico (1)	Altamira, Mexico		
Asia Pacific	Chiba, Japan (2)		Shimizu, Japan (2) Sichuan, China (2)	Changshu, China (2) (4)

(1) Site is leased from a third party.

(2) Site with joint venture equity affiliates.

(3) Shared site between the Thermal & Specialized Solutions and Other segments.

(4) Shared site between the Thermal & Specialized Solutions and Advanced Performance Materials segments.

We have technical centers and R&D facilities located at a number of our production facilities. We also maintain stand-alone technical centers to serve our customers and provide technical support.

The following chart sets forth our stand-alone technical centers at December 31, 2025.

| Region | Technical Centers | | | |
	Thermal & Specialized Solutions	Titanium Technologies	Advanced Performance Materials	Shared Locations
North America				Newark, Delaware (1) (4) Wilmington, Delaware (1) (3)
Europe, the Middle East, and Africa		Kallo, Belgium (1)		Meyrin, Switzerland (1) (3)
Latin America		Mexico City, Mexico (1)		
Asia Pacific			Shimizu, Japan (2)	Shanghai, China (1) (4)

(1) Site is leased from a third party.

(2) Site with joint venture equity affiliates.

(3) Shared site between the Thermal & Specialized Solutions and Advanced Performance Materials segments.

(4) Shared site between the Thermal & Specialized Solutions, Titanium Technologies, and Advanced Performance Materials segments.

Our plants and equipment are maintained in good operating condition. We believe that we have sufficient production capacity for our primary products to meet demand in 2026. Our properties are primarily owned by us; however, certain properties are leased, as noted in the preceding tables.

We recognize that the security and safety of our operations are critical to our employees and communities, as well as our future. Physical security measures have been combined with process safety measures, administrative procedures, and emergency response preparedness into an integrated security plan. We conduct vulnerability assessments at our operating facilities in the U.S., as well as high-priority sites worldwide, and as a result, identify and implement the appropriate measures to protect these facilities from physical and cyberattacks. We also maintain preparedness plans that detail actions needed to recover from acute severe weather events, natural disasters, or other events that could disrupt our business. We engineer our facilities to better withstand these events and hold insurance coverage to protect against losses from physical damages and business interruptions. These measures have historically been in place, and these activities and associated costs are driven by normal operational preparedness.

Item 3. LEGAL PROCEEDINGS

We are subject to various legal proceedings, including, but not limited to, product liability, intellectual property, personal injury, commercial, contractual, employment, governmental, environmental and regulatory, anti-trust, and other such matters that arise in the ordinary course of business. In addition, we, by virtue of our status as a subsidiary of EID prior to the Separation, are subject to or required under the Separation-related agreements executed prior to the Separation to indemnify EID against various pending legal proceedings. Discussion of all legal and environmental proceedings is incorporated by reference from Part II, Item 8, "Note 22 - Commitments and Contingent Liabilities" of this document, and should be considered an integral part of Part I, Item 3, "Legal Proceedings."

Item 4. MINE SAFETY DISCLOSURES

Information regarding mine safety and other regulatory actions at our surface mines and/or mineral sands separation facilities in Starke, Florida, Jesup, Georgia, Nahunta, Georgia, and Offerman, Georgia, are included in *Exhibit 95* to this Annual Report on Form 10-K.

INFORMATION ABOUT OUR EXECUTIVE OFFICERS

The following list sets forth our executive officers and a summary of their professional experience.

Denise Dignam, age 60, serves as our President and Chief Executive Officer. Ms. Dignam was appointed Chief Executive Officer in March 2024. Ms. Dignam joined Chemours in 2015 and has served as our President – Titanium Technologies, from 2023 to 2024; President – Advanced Performance Materials from 2021 to 2023; Vice President of Global Operations – Fluoroproducts, from 2019 to 2021; Global Senior Business Director – Fluoropolymers, from 2016 to 2019; and North American Business Director – Diversified Technologies and Industrial Resins, from 2015 to 2016. Previously, she worked at EID in various roles, including Director of Global Supply Chain – Fluoroproducts, from 2013 to 2014; Global Business Manager of Sulfur Products, from 2009 to 2013; and Global Sales Manager of Clean Technologies from 2007 to 2009. Ms. Dignam joined EID in 1988 as a design engineer.

Shane Hostetter, age 44, serves as our Chief Financial Officer. Mr. Hostetter was appointed to this role in July 2024. Prior to joining Chemours, Mr. Hostetter served as Executive Vice President, Chief Financial Officer of Quaker Chemical Corporation ("Quaker Houghton") since March 2023, and also served as Chief Accounting Officer from October 2023 to January 2024. Mr. Hostetter previously served as Quaker Houghton's Senior Vice President, Chief Financial Officer from April 2021 through February 2023. Prior to that role, he served as Vice President, Finance and Chief Accounting Officer from August 2019 until April 2021, and Global Controller and Principal Accounting Officer from September 2014 until July 2019. Prior to Quaker Houghton, Mr. Hostetter held several financial leadership roles at Pulse Electronics Corporation. Mr. Hostetter began his career at PricewaterhouseCoopers LLP ("PwC") within the assurance practice.

Joseph T. Martinko, age 58, serves as our President – Thermal & Specialized Solutions. Mr. Martinko was appointed to this role in July 2023. Mr. Martinko joined Chemours in 2015 and served as Global Business and Marketing Director – Opteon™ products from 2015 to 2019 and Senior Business Director, Americas, from 2019 to 2023. Previously, Mr. Martinko worked at EID in various roles in the fluorochemicals business including North America General Manager and various Global sales, business and marketing roles in Fluoroproducts. Mr. Martinko joined EID in 1995 and had Safety, Health and Environmental and Operations responsibility for several manufacturing units at EID's Chambers Works Facility.

Gerardo Familiar, age 50, serves as our President – Advanced Performance Materials. Mr. Familiar was appointed to this role in March 2023. Mr. Familiar joined Chemours in 2015 and has served as our General Manager - Chemours Hydrogen Venture from 2022 to 2023; Senior Director of TSS Global Strategy, Marketing, and Regulatory Affairs from 2020 to 2022; Director of Investor Relations from 2019 to 2020; Global Business Director and President - Chemours Mexico from 2016 to 2019; and Global Business Director - Coatings from 2015 to 2016. Previously, he worked at EID in various roles, including Global Business Manager from 2014 to 2015; and Business & Marketing Manager North America - APM & TSS from 2013 to 2014. Mr. Familiar joined EID in 2002 as a Sales and Marketing Leader - Mexico and Central America. Prior to joining EID, Mr. Familiar was a Senior Consultant at PwC from 2000 to 2002; and a Business Consultant at Decide MX from 1995 to 1999.

Kristine Wellman, age 56, serves as our Senior Vice President, General Counsel and Corporate Secretary. Ms. Wellman was appointed Senior Vice President, General Counsel & Corporate Secretary in October 2022. Ms. Wellman joined Chemours in December 2014 and has held several positions within the Company throughout her tenure. Ms. Wellman served as Associate General Counsel and Assistant Corporate Secretary from July 2015 through February 2019, and a Vice President from March 2018 through February 2019. Ms. Wellman joined business operations for the Fluoroproducts business in March 2019, serving as Plant Manager, Chambers Works, from March 2019 through November 2020. From December 2020 through November 2021, Ms. Wellman served as Vice President, Advanced Performance Materials, Sustainability. She next was appointed to Vice President, Strategic Planning until September 30, 2022. Prior to joining Chemours, Ms. Wellman held legal leadership positions at several financial institutions, including Senior Vice President and Chief Counsel, Capital One, from February 2012 through November 2014, General Counsel ING Bank, fsb, a U.S. subsidiary of ING Group, N.V., from August 2010 through February 2012, and positions of increasing responsibility within the legal department of Branch Banking & Trust Company (BBT) from June 2006 through July 2010, including Senior Vice President and Deputy General Counsel, July 2008 through July 2010. In 1995, Ms. Wellman began her legal career in private practice focusing on M&A, corporate and securities law, and corporate governance.

Michael Foley, age 54, has been appointed to join Chemours and will serve as the President - Titanium Technologies, with an effective date of February 4, 2026. Mr. Foley joins Chemours with extensive leadership experience in the chemical industry. Most recently, he served as President & General Manager of the Formulated Specialties Business at Momentive Performance Materials, overseeing a $1 billion portfolio across five business units, eight manufacturing sites, and 2,000 employees worldwide. His career includes transformative roles in portfolio optimization, organizational restructuring, and operational excellence at Momentive, as well as leadership positions at General Electric, where he was recognized for expertise in Lean and Six Sigma methodologies. Mr. Foley holds a Bachelor of Science in Environmental Engineering and an MBA from Rensselaer Polytechnic Institute.

PART II

Item 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS, AND ISSUER PURCHASES OF EQUITY SECURITIES

Market for Registrant's Common Equity and Related Stockholder Matters

Our common stock is listed on the New York Stock Exchange ("NYSE") under the symbol, "CC". The number of record holders of our common stock was 32,027 at February 18, 2026. Holders of our common stock are entitled to receive dividends when they are declared by our board of directors, and dividends are generally declared and paid on a quarterly basis. Our stock transfer agent and registrar is Computershare Trust Company, N.A.

Unregistered Sales of Equity Securities

None.

Issuer Purchases of Equity Securities

2022 Share Repurchase Program

On April 27, 2022, our board of directors approved a share repurchase program authorizing the purchase of shares of our issued and outstanding common stock in an aggregate amount not to exceed $750 million, plus any associated fees or costs in connection with our share repurchase activity (the "2022 Share Repurchase Program"). Under the 2022 Share Repurchase Program, shares of our common stock can be purchased in the open market from time to time, subject to management's discretion, as well as general business and market conditions. Our 2022 Share Repurchase Program became effective on April 27, 2022 and is scheduled to continue through the earlier of its expiration on December 31, 2025 or the completion of repurchases up to the approved amount. The program may be suspended or discontinued at any time.

Through December 31, 2025, we purchased a cumulative 10,342,722 shares of our issued and outstanding common stock under the 2022 Share Repurchase Program, which amounted to $309 million at an average share price of $29.90 per share. There were no share repurchases under the 2022 Share Repurchase Program for the three months and year ended December 31, 2025. The aggregate amount of our common stock that remained available for purchase under the 2022 Share Repurchase Program at December 31, 2025 was $441 million, though we do not anticipate repurchases under the 2022 Share Repurchase Program.

The Chemours Company

<u>**Stock Performance Graph**</u>

The following graph presents the five-year cumulative total stockholder returns for our common stock through December 31, 2025 compared with the Standard & Poor's ("S&P") MidCap 400 and the S&P MidCap 400 Chemical indices.



Total Stockholder Returns

The graph assumes that the values of our common stock, the S&P MidCap 400 index, and the S&P MidCap 400 Chemical index were each $100 on December 31, 2020, and that all dividends were reinvested.

Item 6. RESERVED

43

Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") supplements the Consolidated Financial Statements and the related notes thereto included elsewhere herein to help provide an understanding of our financial condition, changes in our financial condition, and the results of our operations for the periods presented. For the year ended December 31, 2023, and changes from the year ended December 31, 2023 to the year ended December 31, 2024, management's discussion and analysis pertaining to our financial condition, changes in our financial condition, and the results of our operations have been omitted from this MD&A and may be found in Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations as included in our Annual Report on Form 10-K for the year ended December 31, 2024. This MD&A should be read in conjunction with the Consolidated Financial Statements and the related notes thereto included elsewhere in this Annual Report on Form 10-K.

Our forward-looking statements are based on certain assumptions and expectations of future events that may not be accurate or realized. These statements, as well as our historical performance, are not guarantees of future performance. Forward-looking statements also involve risks and uncertainties that are beyond our control. Additionally, there may be other risks and uncertainties that we are unable to identify at this time or that we do not currently expect to have a material impact on our business. Factors that could cause or contribute to these differences include, but are not limited to, the risks, uncertainties, and other factors discussed within Item 1A – Risk Factors in this Annual Report on Form 10-K.

Overview

We are a leading, global provider of performance chemicals that are key inputs in end-products and processes in a variety of industries. We deliver customized solutions with a wide range of industrial and specialty chemical products for markets, including refrigeration and air conditioning, paints and coatings, plastics, transportation, semiconductor and consumer electronics, general industrial, and oil and gas. Our principal products include refrigerants, titanium dioxide ("TiO$_2$") pigment and industrial fluoropolymer resins. We manage and report our operating results through three principal reportable segments: Thermal & Specialized Solutions, Titanium Technologies, and Advanced Performance Materials. Our Thermal & Specialized Solutions segment is a leading, global provider of refrigerants, thermal management solutions, propellants, blowing agents, and specialty solvents. Our Titanium Technologies segment is a leading, global provider of TiO$_2$ pigment, a premium white pigment used to deliver whiteness, brightness, opacity, and protection in a variety of applications. Our Advanced Performance Materials segment is a leading, global provider of high-end polymers and advanced materials that deliver unique attributes, including low friction coefficients, extreme temperature resistance, weather resistance, ultraviolet and chemical resistance, and electrical insulation. Our Performance Chemicals and Intermediates business is presented under Other Segment.

Recent Developments

Sale of Former Taiwan Titanium Technologies Site

In January 2026, we, through our subsidiary, The Chemours (Taiwan) Company Limited, entered into the Purchase Agreements with four entities affiliated with each other: Century Wind Power Co., Ltd., Century Iron and Steel Industrial Co., Ltd., Century Huaxin Wind Energy Co., Ltd. and Mr. Lai Wen-Hsiang, to sell ten parcels of land in Kuan Yin, Taiwan, for a total purchase price of approximately $360 million. We anticipate that the sale of the Property will be completed through one or more closings, which are expected to occur by mid-year 2026, subject to the satisfaction of certain closing conditions set forth in the Purchase Agreements and local regulatory approval, inclusive of environmental conditions. We intend to use the cash proceeds from the sale of the Property to reduce the Company's debt obligations.

Washington Works Operational Disruption

In January 2026, our Washington Works site experienced a disruption that necessitated a temporary shutdown, limiting our capacity at this key manufacturing facility in our Advanced Performance Materials business. This event was traced to equipment affected by a local utility service outage in August of 2025, which is integral to our fluoropolymer supply chain and involves complex chemical processing technology. Although operations have resumed, the unplanned outage coincided with challenging winter weather, resulting in delays to the restart. This unplanned outage is expected to have a negative earnings impact of $20 million to $25 million for APM in the first quarter of 2026.

Titanium Technologies Updates

As part of our Portfolio Management pillar of our Pathway to Thrive Strategy, in January 2026, we made the strategic decision to temporarily idle one of our mines located in northern Florida and transition to a third-party earth-moving contractor. This revised approach is expected to support our overall cost efforts and promote improved cash generation. Also in our Titanium Technologies business, in February 2026, we welcomed Michael Foley as the new business president.

Amendment to Amended and Restated Credit Agreement

On October 15, 2025, we entered into Amendment No. 4 (the "Fourth Amendment") among the Company, certain subsidiaries of the Company, the lenders from time to time party thereto and JPMorgan Chase Bank, N.A., as administrative agent, which amends the Credit Agreement. The Fourth Amendment extended the maturity date of our $1,050 million senior secured U.S. Dollar Term Loan from August 18, 2028 to October 15, 2032. The Fourth Amendment also changed the applicable margin in respect of the Dollar Term Loan to, at our election, adjusted Term Secured Overnight Financing Rate ("SOFR") + 3.50% or adjusted base rate plus 2.50%.

European Accounts Receivable Factoring Arrangement

On October 13, 2025, we entered into a Receivables Purchase Agreement (the "Purchase Agreement") with BNP Paribas Factor GmbH ("BNP"). Pursuant to the Purchase Agreement, and subject to the terms and conditions set forth therein, certain subsidiaries of the Company agreed to offer for sale and to sell, and BNP agreed to purchase, certain eligible receivables and related rights in an amount of up to an aggregate outstanding balance of €180 million. The initial term of the Purchase Agreement extends through October 31, 2026 and will be automatically extended for one-year period, unless earlier terminated in accordance with the terms of the Purchase Agreement.

Tariffs

The chemicals sector has been and continues to be impacted by changes in U.S. and foreign trade policies, particularly the introduction and adjustment of tariffs by the United States as well as foreign retaliatory tariffs. We actively monitor changes and adjust our operations accordingly to enhance supply chain flexibility, including taking certain pricing actions and evaluating opportunities to source products not directly impacted by existing or potential tariffs. The long-term impact of tariffs, including potential changes to existing tariffs or the imposition of further retaliatory trade measures, on our business, financial condition and results of operations remains uncertain.

The Chemours Company

Results of Operations and Business Highlights

Results of Operations

The following table sets forth our results of operations for the years ended December 31, 2025 and 2024.

	Year Ended December 31,	
(Dollars in millions, except per share amounts)	2025	2024
Net sales	$ 5,808	$ 5,782
Cost of goods sold	4,906	4,640
Gross profit	902	1,142
Selling, general, and administrative expense	799	598
Research and development expense	108	109
Restructuring, asset-related, and other charges	59	60
Goodwill impairment charge	—	56
Total other operating expenses	966	823
Equity in earnings of affiliates	35	43
Interest expense, net	(269)	(263)
Loss on extinguishment of debt	(5)	(1)
Other income, net	26	8
(Loss) income before income taxes	(277)	106
Provision for income taxes	109	37
Net (loss) income	(386)	69
Less: Net income attributable to non-controlling interests	—	—
Net (loss) income attributable to Chemours	$ (386)	$ 69
Per share data		
Basic (loss) earnings per share of common stock	$ (2.57)	$ 0.46
Diluted (loss) earnings per share of common stock	(2.57)	0.46

Net Sales

The following table sets forth the impacts of price, volume, currency, and portfolio changes on our net sales for the year ended December 31, 2025.

Change in net sales from prior period	Year Ended December 31, 2025
Price	—%
Volume	—%
Currency	—%
Portfolio	—%
Total change in net sales	—%

Our net sales increased by $26 million (or 0%) to $5.8 billion for the year ended December 31, 2025, compared with net sales of $5.8 billion for the same period in 2024. The increase in our net sales for the year ended December 31, 2025 was primarily attributable to a $236 million increase in our Thermal & Specialized Solutions segment net sales, partially offset by a $143 million and $63 million decrease in our Titanium Technologies and Advance Performance Materials segment net sales, respectively.

The drivers of these changes for each of our reportable segments are discussed further under the "Segment Reviews" section within this *MD&A*.

Cost of Goods Sold

Our cost of goods sold ("COGS") increased by $266 million (or 6%) to $4.9 billion for the year ended December 31, 2025, compared with COGS of $4.6 billion for the same period in 2024. The increase in our COGS for the year ended December 31, 2025 was primarily attributable to higher raw materials costs.

Selling, General, and Administrative Expense

Our selling, general, and administrative ("SG&A") expense increased by $201 million (or 34%) to $799 million for the year ended December 31, 2025, compared with SG&A expense of $598 million for the same period in 2024. The increase in our SG&A expense was primarily attributable to the litigation-related charges of $270 million associated with the settlement agreement with the State of New Jersey (as described in "Note 22 - Commitments and Contingent Liabilities) partially offset by an approximately $15 million decrease in consultant spending, a $15 million decrease in IT expenses, approximately $20 million of lower costs incurred related to the audit committee internal review and approximately $15 million of lower third-party costs related to the Titanium Technologies Transformation Plan.

Research and Development Expense

Our research and development ("R&D") expense was relatively flat at $108 million for the year ended December 31, 2025, compared with R&D expense of $109 million for the year ended December 31, 2024.

Restructuring, Asset-related, and Other Charges

Our restructuring, asset-related, and other charges decreased by $1 million (or 2%) to $59 million for the year ended December 31, 2025, compared with $60 million for the same period in 2024.

For the year ended December 31, 2025, our restructuring, asset-related, and other charges were primarily attributable to non-cash asset-related charges of $24 million, employee separation charges of $13 million and decommissioning and other charges of $15 million related to the SPS Capstone™ Exit. The $24 million of asset related charges primarily includes $23 million of non-cash accelerated depreciation related to the SPS Capstone™ manufacturing assets remaining useful life. For the year ended December 31, 2025, the Company also recorded $7 million related to the write-off of certain inventories that can no longer be utilized following the exit of the SPS Capstone™ business. In addition, for the year ended December 31, 2025, charges included $6 million of decommissioning and other charges related to the Titanium Technologies Transformation Plan.

For the year ended December 31, 2024, our restructuring, asset-related, and other charges were primarily attributable to $27 million of non-cash asset-related charges, $20 million of employee separation charges and $3 million of other charges related to the 2024 Restructuring Program initialed in the third quarter of 2024. In addition, for the year ended December 31, 2024, charges included $11 million of decommissioning and other charges related to the Titanium Technologies Transformation Plan.

Goodwill Impairment Charge

In the third quarter of 2024, we concluded a triggering event was present for our Advanced Performance Materials reporting unit and associated goodwill. As a result of the quantitative goodwill impairment analysis performed, we concluded the carrying amount of the Advanced Performance Materials reporting unit exceeded its fair value. As a result of this analysis, we recognized a goodwill impairment charge of $56 million related to the Advanced Performance Materials reporting unit for the year ended December 31, 2024. For the year ended December 31, 2025, there was no goodwill impairment charge. Refer to "Critical Accounting Policies and Estimates within this *Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations* as well as "Note 15 – Goodwill and Other Intangible Assets, Net" to the *Consolidated Financial Statements* in this Annual Report on Form 10-K for further details.

Equity in Earnings of Affiliates

Our equity in earnings of affiliates decreased by $8 million (or 19%) to $35 million for the year ended December 31, 2025, compared with equity in earnings of affiliates of $43 million for the same period in 2024. The decrease in our equity in earnings of affiliates for the year ended December 31, 2025 was primarily attributable to lower demand in the region where our investees operate.

Interest Expense, Net

Our interest expense, net increased by $6 million (or 2%) to $269 million for the year ended December 31, 2025, compared with interest expense, net of $263 million for the same period in 2024. The increase in our interest expense, net for the year ended December 31, 2025 was primarily attributable to higher interest rates on our variable rate debt and higher debt principal following the issuance of the 2033 Notes in November 2024.

Loss on Extinguishment of Debt

For the year ended December 31, 2025, we recognized a net loss on extinguishment of debt of $5 million primarily in connection with the redemption of the senior secured U.S. Dollar Term Loan due October 2032. For the year ended December 31, 2024, we recognized a net loss on extinguishment of debt of $1 million in connection with the redemption of the euro-denominated 4.000% senior notes due May 2026.

Other Income, Net

Our other income, net increased by $18 million (or over 100%) to $26 million for the year ended December 31, 2025, compared with other income, net of $8 million for the same period in 2024. The increase in our other income, net for the year ended December 31, 2025 was primarily attributable to the gain on sale of $7 million related to certain parcels of land at our manufacturing site in Kuan Yin, Taiwan (as further described in "Note 13 – Property, Plant and Equipment, Net"), proceeds from a settlement of a patent infringement matter relating to certain copolymer patents associated with our Advanced Performance Materials segment, royalty income from technology licensing and non-operating pension and other post-retirement employee benefit income.

Provision for (Benefit from) Income Taxes

We recognized a provision for income taxes of $109 million and $37 million for the years ended December 31, 2025 and 2024, respectively. Our provision for (benefit from) income taxes represented effective tax rates of (39)% and 35% for the years ended December 31, 2025 and 2024, respectively.

The $109 million provision for income taxes for the year ended December 31, 2025 was primarily attributable to $181 million tax expense to record a valuation allowance against our deferred tax asset for U.S. federal, foreign, and state partially offset by an $81 million tax benefit related to environmental and litigation reserves recorded during the quarter. We continue to record any changes and impacts related to the Organization for Economic Co-operation and Development Global Anti-Base Erosion Model Rules ("Pillar Two"); however, the impact was not material.

The $37 million provision for income taxes for the year ended December 31, 2024 was primarily attributable to our geographic mix of earnings, a $10 million income tax expense associated with the filing of the US Tax return partially offset by a $7 million income tax benefit for the generation of U.S. research and development tax credits and by $9 million of income tax benefit related to the 2024 Restructuring Program.

On July 4, 2025, the U.S. government enacted the Tax Act, which includes significant changes to various tax provisions previously enacted by the TCJA. The Tax Act makes permanent extension of certain expiring provisions of TCJA, modifications to the international tax framework, and the restoration of favorable tax treatment for certain business provisions. While we have incorporated the impacts of provisions with 2025 effective dates into our provision for income taxes for the year-ended December 31, 2025, we continue to evaluate the impact of the Tax Act for future tax years, notably with respect to interest expense deductibility and U.S. taxation of earnings by our non-US subsidiaries.

Valuation allowance require an assessment of both positive and negative evidence when determining whether it is more likely than not that deferred tax assets are recoverable. Such assessment is required on a jurisdiction-by-jurisdiction basis. The ultimate realization of deferred tax assessment is dependent upon the generation of future taxable income during the periods in which those temporary difference become deductible. Our US federal, state, and foreign valuation allowances are based on projections of taxable income, which may be subject to change in the future, and may be impacted by the Tax Act provisions going into effect in 2026 regarding interest deductibility limitations, and events subsequent to our Balance Sheet date including the previously disclosed sale of land in Kuan Yin, Taiwan and any future costs incurred in connection with Note 22, Commitments and Contingent Liabilities.

Segment Reviews

We operate through three principal reportable segments, which were organized based on their similar economic characteristics, the nature of products and production processes, end-use markets, channels of distribution, and regulatory environments: Thermal & Specialized Solutions, Titanium Technologies, and Advanced Performance Materials. Other Segment includes our Performance Chemicals and Intermediates business.

Adjusted earnings before interest, taxes, depreciation, and amortization ("Adjusted EBITDA") is the primary measure of segment profitability used by our Chief Operating Decision Maker ("CODM") and is defined as income (loss) before income taxes, excluding the following:

- interest expense, depreciation, and amortization;
- non-operating pension and other post-retirement employee benefit costs, which represents the non-service component of net periodic pension (income) costs;
- exchange (gains) losses included in other income, net;
- restructuring, asset-related, and other charges;
- (gains) losses on sales of assets and businesses; and,
- other items not considered indicative of our ongoing operational performance and expected to occur infrequently, including certain litigation related and environmental charges and Qualified Spend reimbursable by DuPont and/or Corteva as part of our cost-sharing agreement under the terms of the Memorandum of Understanding ("MOU") that were previously excluded from Adjusted EBITDA.

A reconciliation of Segment Adjusted EBITDA to our consolidated income (loss) before income taxes for the years ended December 31, 2025 and 2024 is included in "Note 29 – Geographic and Segment Information" to the *Consolidated Financial Statements*.

Thermal & Specialized Solutions

The following table sets forth the net sales, Adjusted EBITDA, and Adjusted EBITDA margin amounts for our Thermal & Specialized Solutions segment for the years ended December 31, 2025 and 2024.

| | Year Ended December 31, | |
(Dollars in millions)	2025	2024
Segment net sales	$ 2,066	$ 1,830
Adjusted EBITDA	670	571
Adjusted EBITDA margin	32%	31%

The following table sets forth the impacts of price, volume, currency, and portfolio changes on our Thermal & Specialized Solutions segment's net sales for the year ended December 31, 2025.

Change in segment net sales from prior period	Year Ended December 31, 2025
Price	5%
Volume	8%
Currency	—%
Portfolio	—%
Total change in segment net sales	13%

Segment Net Sales

Our Thermal & Specialized Solutions segment's net sales increased by $236 million (or 13%) to $2.1 billion for the year ended December 31, 2025, compared with segment net sales of $1.8 billion for the same period in 2024. The increase in segment net sales for the year ended December 31, 2025 was primarily attributable to an increase in price of 5% and 8% increase in volume compared to the same period of the prior year. The increase in price was primarily related to stronger Opteon™ Refrigerant aftermarket demand. The increase in volume was primarily attributable to stronger demand for Opteon™ Refrigerant blends in connection with the stationary air conditioning transition to low global warming potential refrigerants under the U.S. AIM Act, partially offset by lower volumes for Freon™ Refrigerant products in connection with this regulatory transition. Currency was flat for the year ended December 31, 2025 when compared to the prior year.

Adjusted EBITDA and Adjusted EBITDA Margin

Segment Adjusted EBITDA increased by $99 million (or 17%) to $670 million and Segment Adjusted EBITDA margin increased by approximately 100 basis points to 32% for the year ended December 31, 2025, compared with Segment Adjusted EBITDA of $571 million and Segment Adjusted EBITDA margin of 31% for the same period in 2024. The increases in Segment Adjusted EBITDA and Adjusted EBITDA margin for the year ended December 31, 2025 was primarily attributable to the aforementioned increase in volume as a result of higher demand within the Opteon™ Refrigerant portfolio as mentioned above, as well as an increase in price primarily related to stronger Opteon™ Refrigerant aftermarket demand, partially offset by the input costs headwinds.

Titanium Technologies

The following table sets forth the net sales, Adjusted EBITDA, and Adjusted EBITDA margin amounts for our Titanium Technologies segment for the years ended December 31, 2025 and 2024.

	Year Ended December 31,			
(Dollars in millions)	**2025**		**2024**	
Segment net sales	$	2,429	$	2,572
Adjusted EBITDA		145		301
Adjusted EBITDA margin		6%		12%

The following table sets forth the impacts of price, volume, currency, and portfolio changes on our Titanium Technologies segment's net sales for the year ended December 31, 2025.

Change in segment net sales from prior period	Year Ended December 31, 2025
Price	(6)%
Volume	(1)%
Currency	1%
Portfolio	—%
Total change in segment net sales	(6)%

Segment Net Sales

Our Titanium Technologies segment's net sales decreased by $143 million (or 6%) to $2.4 billion for the year ended December 31, 2025, compared with segment net sales of $2.6 billion for the same period in 2024. The decrease in segment net sales for the year ended December 31, 2025 was primarily attributable to a 6% price decrease, as well as a 1% volume decrease. This was partially offset by favorable currency movements which added a 1% tailwind to the segment's net sales for the year ended December 31, 2025 compared to the same period of the prior year.

Adjusted EBITDA and Adjusted EBITDA Margin

Segment Adjusted EBITDA decreased by $156 million (or 52%) to $145 million and Segment Adjusted EBITDA margin decreased by approximately 600 basis points to 6% for the year ended December 31, 2025, compared with Segment Adjusted EBITDA of $301 million and Segment Adjusted EBITDA margin of 12% for the same period in 2024. The decreases in Segment Adjusted EBITDA and Adjusted EBITDA margin for the year ended December 31, 2025 was primarily attributable to the aforementioned decrease in price, lower cost absorption related to decisions to reduce production level, along with operational disruption costs of approximately $41 million, including the previously disclosed impacts from cold weather downtime and rail line service interruption. As previously disclosed, these disruptions were primarily caused by a rail line service interruption impacting feedstock mix and other limited operational issues. In order to fulfill customer orders, due to this rail line interruption, we elected to consume higher-cost ore feedstock, which resulted in incremental costs of $15 million in the second quarter. The net costs associated with other operational disruptions were $26 million for the previous quarters. These operational headwinds were partially offset by continued cost savings under the Titanium Technologies Transformation Plan.

Advanced Performance Materials

The following table sets forth the net sales, Adjusted EBITDA, and Adjusted EBITDA margin amounts for our Advanced Performance Materials segment for the years ended December 31, 2025 and 2024.

(Dollars in millions)	Year Ended December 31,	
	2025	2024
Segment net sales	$ 1,263	$ 1,326
Adjusted EBITDA	108	160
Adjusted EBITDA margin	9%	12%

The following table sets forth the impacts of price, volume, currency, and portfolio changes on our Advanced Performance Materials segment's net sales for the year ended December 31, 2025.

Change in segment net sales from prior period	Year Ended December 31, 2025
Price	3%
Volume	(8)%
Currency	—%
Portfolio	—%
Total change in segment net sales	(5)%

Segment Net Sales

Our Advanced Performance Materials segment's net sales decreased by $63 million (or 5%) to $1.3 billion for the year ended December 31, 2025, compared with segment net sales of $1.3 billion for the same period in 2024. The decrease in segment net sales for the year ended December 31, 2025 was primarily attributable a decrease in volumes of 8%, partially offset by an increase in price of 3%. The decrease in volume was primarily driven by operational impacts related to the outage at the Washington Works site, the exit of the SPS Capstone™ product line as well as weakness in cyclical end markets impacting Advanced Materials and products serving hydrogen markets under Performance Solutions. The increase in price was primarily driven by stronger pricing in high-value applications as well as pricing opportunities associated with the exit of the SPS Capstone™ product line.

Adjusted EBITDA and Adjusted EBITDA Margin

Segment Adjusted EBITDA decreased by $52 million (or 33%) to $108 million and Segment Adjusted EBITDA margin decreased by approximately 300 basis points to 9% for the year ended December 31, 2025, compared with Segment Adjusted EBITDA of $160 million and Segment Adjusted EBITDA margin of 12% for the year ended December 31, 2024. The decreases in Segment Adjusted EBITDA and Segment Adjusted EBITDA margin for the year ended December 31, 2025 were primarily attributable to the operational impacts related to the outage at the Washington Works site. These disruptions were related to identified damages to critical pieces of equipment that led to an unscheduled full shutdown at our site, which resulted in an approximately $20 million impact to the third quarter. Additionally, as a result of the lower volumes described in previous paragraphs above, the second half of 2025 was impacted by higher costs as a result of lower fixed cost absorption, partially offset by an increase in price.

Corporate and Unallocated Items

In addition to our reportable segments, we assign certain costs to "Corporate expenses", which is presented separately in the segment reconciliation table below and in "Note 29 – Geographic and Segment Information" to the *Consolidated Financial Statements*. Corporate expenses include certain legacy-related legal and environmental expenses, stock-based compensation expenses and other corporate costs, but excludes segment unallocated items (described below).

Corporate expenses decreased by $75 million (or 29%) to $181 million for the year ended December 31, 2025, compared with Corporate expenses of $256 million for the year ended December 31, 2024. The decrease in Corporate expenses for the year ended December 31, 2025 was primarily attributable to approximately $20 million of lower legacy-related legal and other settlement expenses, approximately $20 million of lower costs associated with the audit committee internal review, a $15 million decrease in IT expenses and an approximately $15 million decrease in consultant spending.

Unallocated items are those items excluded from the determination of Segment Adjusted EBITDA measure used by our CODM as described in the segment overview section of this MD&A and further described below as well as in "Note 29 – Geographic and Segment Information" to the *Consolidated Financial Statements*.

The following table sets forth our corporate and unallocated items for the years ended December 31, 2025 and 2024.

	Year Ended December 31,	
(Dollars in millions)	2025	2024
Corporate expenses	$ (181)	$ (256)
Unallocated items:		
Interest expense, net	(269)	(263)
Depreciation and amortization	(340)	(292)
Non-operating pension and other post-retirement employee benefit income	10	3
Exchange losses, net (Note 8 to the *Consolidated Financial Statements*)	(11)	(9)
Restructuring, asset-related, and other charges (Note 7 to the *Consolidated Financial Statements*) (1)	(35)	(58)
Goodwill impairment charge (Note 15 to the *Consolidated Financial Statements*)	—	(56)
Inventory write-offs (2)	(7)	—
Loss on extinguishment of debt	(5)	(1)
Gain on sales of assets and businesses, net (Note 4 to the *Consolidated Financial Statements*)	8	3
Transaction costs (3)	(7)	(18)
Qualified spend recovery (4)	42	26
Litigation-related charges (5)	(320)	2
Environmental charges (6)	(93)	(15)
Corporate expenses and unallocated items	$ (1,208)	$ (934)

(1) As part of our decision to exit our SPS Capstone™ business, we incurred accelerated depreciation charges of $23 million during the year ended December 31, 2025, which are included within the "Depreciation and amortization" caption above, and therefore are not included as separate adjustment within this caption.

(2) Inventory write-offs for the year ended December 31, 2025 represents write-off of certain inventories from the SPS Capstone™ business, which was not allocated in the measurement of Advanced Performance Materials segment profitability used by the CODM.

(3) In 2025, transaction costs includes $4 million of costs associated with the Senior Secured Credit Facilities, which is discussed in further detail in "Note 20 – Debt". In 2025 and 2024, transaction costs also includes $1 million and $16 million of third-party costs, respectively, related to the Titanium Technologies Transformation Plan, which were not allocated in the measurement of Titanium Technologies segment profitability used by the CODM.

(4) Qualified spend recovery represents costs and expenses that were previously excluded from the determination of Segment Adjusted EBITDA, reimbursable by DuPont and/or Corteva as part of our cost-sharing agreement under the terms of the MOU. Terms of the MOU are discussed in further detail in "Note 22 – Commitments and Contingent Liabilities".

(5) Litigation-related charges pertains to litigation settlements, PFOA drinking water treatment accruals, and other related legal fees. For the year ended December 31, 2025, litigation-related charges primarily includes $270 million related to the Company's portion of Chemours, DuPont, Corteva, EID and the State of New Jersey's settlement agreement reached in August 2025, $12 million in third-party legal fees directly related to the New Jersey Settlement agreement, $14 million related to the Company's portion of Chemours, DuPont, Corteva, EID's settlement agreement to resolve the Hoosick Falls class action lawsuit and $18 million related to reserves for asbestos and production liability matters. For the year ended December 31, 2024, litigation-related charges primarily includes $44 million of benefit from insurance recoveries, along with the $29 million accrual associated with the Ohio MDL.

(6) Environmental charges pertains to management's assessment of estimated liabilities associated with certain non-recurring environmental remediation expenses at various sites. For the year ended December 31, 2025, environmental charges primarily includes changes in remediation reserves at the four sites covered by the New Jersey settlement agreement. Refer to "Note 22 – Commitments and Contingent Liabilities" for further details.

Liquidity and Capital Resources

Our primary sources of liquidity are cash generated from operations and available cash. We also periodically utilize various financing facilities, including our receivables securitization facility, receivables factoring facility and supply chain financing arrangements with third-party financial institutions to provide working capital flexibility. Additionally, we have access to incremental liquidity, if needed, through borrowings under our debt financing arrangements, which includes borrowing capacity under our Revolving Credit Facility. We expect the liquidity from these sources will provide adequate funds to support the cash needs of our businesses through at least the end of February 2027.

At December 31, 2025, we had total unrestricted cash and cash equivalents of $670 million, of which $447 million is held by our foreign subsidiaries. The availability under our Revolving Credit Facility as of December 31, 2025 was $955 million, net of $45 million in outstanding letters of credit, and is subject to compliance with certain covenants, including those related to the last twelve months of our consolidated earnings before interest, taxes, depreciation, and amortization ("EBITDA") and senior secured net debt, both of which are defined under the Credit Agreement. At December 31, 2025, we were in compliance with the applicable covenants under the Credit Agreement. Our revolving commitments are comprised of $780 million in revolving commitments that mature on May 2, 2030 and $220 million in revolving commitments that mature on October 7, 2026; in each case, subject to springing maturity provisions. Our debt financing arrangements are described in further detail in "Note 20 – Debt" to the *Consolidated Financial Statements*.

Subject to approval by our board of directors, we may raise additional capital or borrowings from time to time, or seek to refinance our existing debt. There can be no assurances that future capital or borrowings will be available to us, and the cost and availability of new capital or borrowings could be materially impacted by market conditions. Our borrowing costs can be impacted by short- and long-term debt ratings assigned by nationally recognized ratings agencies. On August 22, 2025, Moody's affirmed our Ba3 rating with a revised negative outlook. On April 16, 2025, S&P Global affirmed our BB- credit rating with negative outlook. Our debt ratings could constrain the capital available to us and could limit our access to and/or increase the cost of funding our operation. Further, the decision to refinance our existing debt is based on a number of factors, many of which are beyond our control, including general market conditions and our ability to refinance on attractive terms at any given point in time. Any attempts to raise additional capital or borrowings or refinance our existing debt could cause us to incur significant charges, including an increase in interest expense as a result of higher interest rates on any new or refinanced borrowings.

In the ordinary course of business, we engage in normal and customary working capital management actions. Ordinary course working capital management actions may include managing the timing of payables or receivables where permitted in accordance with the payment terms, utilizing supply chain financing arrangements, and utilizing the accounts receivable securitization facility described in "Note 20 – Debt" to the *Consolidated Financial Statements*, among other actions, where appropriate and deemed to be in our commercial interest. Additionally, in the normal course of business, from time to time, we agree with our customers and, or, our suppliers, to a swap of terms, which can result in collecting from customers or paying suppliers earlier in one period in exchange for later in another period.

While we have historically generated operating cash flows through various past industry and economic cycles, we do have a historical pattern of seasonality with a working capital use of cash in the first half of the year, primarily driven by seasonal accounts receivable timing and, to a lesser extent, inventory builds, and a working capital source of cash in the second half of the year, as we sell product from inventory and collect receivables from customers. We expect working capital outflows in the first half of 2026 for the same historical reasons, as well as the settlement of higher levels of accounts payable as of December 31, 2025, due principally to the timing of higher purchases in the fourth quarter of 2025 for plant maintenance activity. We currently anticipate that we will remain in compliance with applicable covenants under the Credit Agreement through at least February 2027.

Throughout the year, we utilize supply chain financing arrangements with several third-party financial institutions to manage our working capital needs and enhance liquidity. We also participate in certain customers' supply chain financing and other early pay programs as a routine source of working capital. During the years ended December 31, 2025 and 2024, we utilized various customer facilitated supply chain financing facilities to accelerate the collection of $414 million and $337 million, respectively, of our accounts receivable, incurring a discount amount of $6 million and $5 million, respectively, for both periods. These actions included the acceleration of collection of $149 million and $169 million of our accounts receivable during the fourth quarter of 2025 and 2024, respectively, which based on contractual terms would have otherwise been collected in the first quarter of 2026 and 2025, respectively. See "Note 11 – Accounts and Notes Receivable, Net" to the Consolidated Financial Statements for further details regarding our supplier financing programs.

In March 2025, the Company entered into Amendment No. 4 to its Amended and Restated Purchase Agreement in respect of its securitization facility to extend the maturity date from March 31, 2025 to March 31, 2028 and decrease the facility limit from $175 million to $165 million.

In May 2025, the Company entered into the Amendment No. 3 (the "Third Amendment") among the Company, certain subsidiaries of the Company, the lenders from time to time party thereto and JPMorgan Chase Bank, N.A., as administrative agent, which amends the Credit Agreement. The Third Amendment increased the total net leverage ratio thresholds governing the applicable rate for the Company's revolving commitments existing immediately prior to the consummation of the transaction contemplated by the Amendment to May 2, 2030, increased the maximum senior secured net leverage ratio quarterly maintenance test through the fiscal quarter ended September 30, 2026, extended the termination date of certain revolving commitments and increased the aggregate revolving commitments available to $1,000 million, comprised of $780 million in revolving commitments that mature on May 2, 2030 and $220 million in revolving commitments that mature on October 7, 2026; in each case, subject to springing maturity provisions.

In October 2025, the Company entered into Amendment No. 4 (the "Fourth Amendment") among the Company, certain subsidiaries of the Company, the lenders from time to time party thereto and JPMorgan Chase Bank, N.A., as administrative agent, which amends the Credit Agreement. The Fourth Amendment extended the maturity date of the Company's $1,050 million senior secured U.S. Dollar Term Loan from August 18, 2028 to October 15, 2032. The Fourth Amendment also changed the applicable margin in respect of the Dollar Term Loan to, at the election of the Company, adjusted Term SOFR + 3.50% or adjusted base rate plus 2.50%.

In October 2025, the Company entered into a Receivables Purchase Agreement with BNP Paribas Factor GmbH ("BNP"). Pursuant to the Purchase Agreement, and subject to the terms and conditions set forth therein, certain subsidiaries of the Company agreed to offer for sale and to sell, and BNP agreed to purchase, certain eligible receivables and related rights in an amount of up to an aggregate outstanding balance of €180 million. The initial term of the Receivables Purchase Agreement extends through October 31, 2026 and will be automatically extended for one-year period, unless earlier terminated in accordance with the terms of the Purchase Agreement.

Thereby, as a result of the recent debt activity as mentioned above, the anticipated annual interest expense is expected to increase approximately $5 million. For further details, see "Note 20 – Debt" to the Consolidated Financial Statements.

A substantial majority of the $447 million of unrestricted cash and cash equivalents held by our foreign subsidiaries at December 31, 2025, is available for local operations or is readily convertible into currencies used in our worldwide operations, including the U.S. dollar. We are subject to restrictions imposed by the local governments in certain jurisdictions where we operate, which impose certain limitations on our ability to exchange currencies, repatriate earnings or capital, or create cross-border cash pooling arrangements. During the year ended December 31, 2025, we received approximately $137 million of net cash in the U.S. through intercompany loans and dividends. We believe we have the ability to fund U.S. operations cash requirements for working capital, dividends, investments, and other financing requirements through a mixture of repatriations, intercompany loans, and other actions. For further information related to our income tax positions, refer to "Note 9 – Income Taxes" to the Consolidated Financial Statements.

In addition, we monitor the third-party depository institutions that hold our cash and cash equivalents. We diversify our cash and cash equivalents among counterparties to minimize exposure to any one of these entities.

Over the course of the next 12 months and beyond, we anticipate making significant cash payments for known contractual and other obligations, which we expect to fund through cash generated from operations, available cash (including the current portion of restricted cash), receivables securitization, and our existing debt financing arrangements. As of December 31, 2025, such obligations include:

- **Principal and interest obligations on long-term debt** – We are required to make quarterly principal payments related to our Dollar Term Loan, with the balance due at maturity. Principal payments are also due at maturity for our 5.375% senior unsecured notes due May 2027, the 5.750% senior unsecured notes due November 2028, the 4.625% senior unsecured notes due November 2029, and the 8.000% senior unsecured notes due January 2033 (collectively, the "Notes"). The earliest maturity date of our outstanding debt is scheduled in 2027. We anticipate that our scheduled debt principal maturities will be approximately $11 million, $505 million, $1,282 million, $631 million and $10 million for the years ended December 31, 2026, 2027, 2028, 2029, and 2030, respectively. For additional detail, refer to "Note 20 – Debt" to the *Consolidated Financial Statements*. Our interest obligations under our Senior Secured Credit Facilities may be paid monthly or quarterly, and our interest obligations in connection with the Notes (except for the 2033 Notes on which interest is paid semi-annually in arrears on January 15 and July 15 each year) are paid semi-annually in arrears on May 15 and November 15 of each year. We anticipate that our scheduled interest payments will be approximately $253 million, $236 million, $207 million, $144 million and $118 million for the years ended December 31, 2026, 2027, 2028, 2029, and 2030, respectively, subject to changes in variable interest rates.

- **Operating and finance leases** – We lease certain office space, laboratory space, equipment, railcars, tanks, barges and warehouses. The majority of our leases are operating leases, and the remaining terms on our total lease population varies, extending up to 21 years. We anticipate that our lease payments will be approximately $87 million, $68 million, $53 million, $41 million and $28 million for the years ended December 31, 2026, 2027, 2028, 2029 and 2030, respectively. For a schedule of our lease payments for the next five years and thereafter, refer to "Note 14 – Leases" to the *Consolidated Financial Statements*.

- **Purchase obligations** – As part of our normal, recurring operations, we enter into enforceable and legally-binding agreements to purchase goods and/or services that specify fixed or minimum quantities, fixed minimum or variable price provisions, and the approximate timing of the agreement. These agreements primarily pertain to our purchases of raw materials and utilities costs and may span multiple years. Based upon our currently executed agreements, we anticipate that our contractually obligated cash payments for raw materials and utilities will be approximately $356 million, $213 million, $131 million, $131 million and $113 million for the years ended December 31, 2025, 2026, 2027, 2028 and 2029, respectively. Renewal, modification, or execution of additional agreements for future purchasing obligations may increase or decrease these amounts in future years.

- **Environmental remediation** – We, due to the terms of our Separation-related agreements with EID, are subject to contingencies pursuant to environmental laws and regulations that in the future may require further action to correct the effects on the environment of prior disposal practices or releases of chemical substances, which are attributable to EID's activities before our spin-off. Much of this liability results from Comprehensive Environmental Response Compensation and Liability Act ("CERCLA"), Resource Conservation and Recovery Act ("RCRA"), and similar federal, state, local, and foreign laws. These laws may require us to undertake certain investigative, remediation, and restoration activities at sites where we conduct or EID once conducted operations or at sites where waste generated by us was disposed. At December 31, 2025, our consolidated balance sheets include $618 million for environmental remediation liabilities, of which $88 million was classified as current, and a portion is subject to recovery under the MOU. Of the current environmental liabilities of $88 million, $46 million relates to Fayetteville. Pursuant to the binding MOU that we entered into with DuPont, Corteva, and EID in January 2021, costs related to potential future legacy PFAS liabilities arising out of pre-July 1, 2015 conduct will subject to the cost-sharing arrangement, where we bear half of the cost of such future potential legacy PFAS liabilities and DuPont and Corteva will collectively bear the other half of the cost of such future potential legacy PFAS liabilities up to an aggregate $4 billion, of which approximately $1.3 billion is available after consideration of the funding of the payment to the State of Ohio, and supplemental payment to the State of Delaware, and the net present value of the scheduled settlement payments per the terms of the settlement agreement with the State of New Jersey, described further below. Any PFAS-related insurance recoveries, as received, will increase the future amount available under the MOU. The $1.3 billion available amount above does not include any potential future insurance proceeds not yet received under noticed insurance policies, which have policy limits that total $750 million. Refer to the "Environmental Matters" section within this MD&A for the anticipated environmental remediation payments over the next three years. Refer to "Note 22 – Commitments and Contingent Liabilities" to the Interim Conso*lidated Financial Statements* for further discussion of the MOU and Qualified Spend.

- **PFAS escrow funding requirements** – Pursuant to the binding MOU that we entered into with DuPont, Corteva, and EID in January 2021, the parties have agreed to establish an escrow account in order to support and manage the payments for potential future legacy PFAS liabilities. In September 2023, we entered into a supplemental agreement to the binding MOU with DuPont, Corteva, and EID, whereby the parties agreed to i) release funds held in escrow to fund, in part, the qualified settlement fund per the terms of the U.S. public water system settlement agreement, ii) waive the escrow funding obligation of each party due no later than September 30, 2023 and iii) waive the escrow funding obligation due no later than September 30, 2024 under certain conditions as agreed to by the parties. The parties agreed to fund the payments due by September 30, 2024, and we funded $50 million into the escrow account on September 30, 2024. The next escrow payment of $50 million was expected to be made on or before September 30, 2025 and the following payments are expected on or before September 30 of each subsequent year through and including 2028. Pursuant to the terms of the PFAS Insurance Proceeds Memorandum of Understanding ("PFAS Insurance MOU"), the parties agreed to suspend the obligation of each of the parties to fund the $50 million MOU payments due by September 30, 2025, and that our future MOU funding requirements will be reduced by amounts released from the insurance proceeds escrow to fund the New Jersey settlement. As such, at December 31, 2025 and December 31, 2024, we had $50 million deposited into the escrow account. If on December 31, 2028, the balance of the escrow account (including interest) is less than $700 million, the balance of the escrow is to be restored to such amount, with Chemours making 50% of the deposits and DuPont and Corteva together making 50% of the deposits. Such payments will be made in a series of five consecutive annual equal installments commencing on September 30, 2029 pursuant to the escrow account replenishment terms as set forth in the MOU. Refer to "Note 22 – Commitments and Contingent Liabilities" to the *Interim Consolidated Financial Statements* for further discussion.

- **Other legal settlements** - In addition to the legal items noted above, we have other legal settlements that we expect to pay within the next 12 months and beyond. In November 2023, we, DuPont, Corteva, and EID entered into a settlement agreement with the State of Ohio to settle claims, including for environmental releases or sales of products containing PFAS or other known contaminants. Our share of this settlement remaining, following the $45 million paid to the state in November 2025, is $10 million, representing our portion of the contribution consistent with the MOU entered into among the parties in January 2021. Following the settlement agreement with the State of Ohio and pursuant to the terms of the settlement agreement with the State of Delaware entered into in 2021, we will also contribute our portion of the supplemental payment to the State of Delaware for $13 million. We expect to pay the remaining amounts related to the State of Ohio in the first half of 2026 and the paid the amounts related to the State of Delaware in January 2026. In June 2025, EID and Chemours reached an agreement in principle to resolve the Hoosick Falls class action lawsuit. Our portion of the total settlement in accordance with the MOU is $13.5 million with $11 million expected to be paid within the next 12 months and the remaining $2.5 million paid in five installments annually. In August 2025, Chemours, Chemours FC LLC, Corteva, EID, DuPont and DuPont Specialty Products (collectively, "the NJ Settling Companies"), and the State of New Jersey agreed to a Judicial Consent Order ("JCO") on terms consistent with the recommended settlement agreement. Under the JCO, the Companies will make scheduled annual settlement payments totaling $875 million over a 25-year period. Our portion of the scheduled annual settlement payments is $270 million as of December 31, 2025 on a net present value basis. We expect that the $150 million consideration pursuant to the PFAS Insurance MOU as well as the $50 million restricted cash in the MOU escrow account will fully fund our New Jersey settlement payment obligations through at least 2030. We have accrued litigation of $484 million at December 31, 2025, which is inclusive of the settlement agreements with Ohio and Delaware, of which $167 million is classified as current. Refer to "Note 22 – Commitments and Contingent Liabilities" to the *Consolidated Financial Statements* for further discussion.

- **Purchases of property, plant, and equipment** – As further discussed under the "Capital Expenditures" section within this *MD&A*, our operations are capital intensive, requiring ongoing investment to upgrade or enhance existing operations and to meet environmental and operational regulations. For the years ended December 31, 2025 and 2024, our purchases of property, plant, and equipment amounted to $213 million and $360 million, respectively. For the year ending December 31, 2026, we expect that our capital expenditures will be between $250 million and $300 million.

During 2025, we have been taking actions aimed at improving near-term liquidity through targeted spending control measures. We have also focused on improving working capital through agreeing with vendors on longer standard accounts payable payment terms. We expect these measures will have a positive impact on operating cash flow and working capital levels during 2026.

We continue to believe our sources of liquidity are sufficient to fund our planned operations and to meet our principal, interest, dividend, income taxes, and contractual obligations through at least the end of February 2027. Our capital allocation strategy is consistent with our core values and our CRC goals and seeks to: (i) focus investments in growth initiatives to enhance our portfolio; (ii) improve our leverage profile; (iii) responsibly resolve contingent legal and/or accrued environmental liabilities on terms and bases deemed to be in the best interest of the Company and its stakeholders; and (iv) return cash to shareholders through regular quarterly dividends. Specific to our objective to return cash to shareholders, in recent quarters, we have previously announced quarterly dividends of $0.0875 per share, amounting to approximately $50 million per year, and, on February 9, 2026, we announced our quarterly cash dividend of $0.0875 per share for the first quarter of 2026. Under our 2022 Share Repurchase Program, as further discussed in Item 5 – Market for Registrant's Common Equity, Related Stockholder Matters, and Issuer Purchases of Equity Securities and in "Note 23 – Equity" in this Annual Report on Form 10-K, we have remaining authority to repurchase $441 million of our outstanding common stock, though we do not anticipate additional repurchases under the 2022 Share Repurchase Plan.

Cash Flows

The following table sets forth a summary of the net cash provided by (used for) our operating, investing, and financing activities for the years ended December 31, 2025 and 2024.

	Year Ended December 31,	
(Dollars in millions)	2025	2024
Cash provided by (used for) operating activities	$ 264	$ (633)
Cash used for investing activities	(206)	(353)
Cash (used for) provided by financing activities	(126)	(36)

Operating Activities

We generated $264 million in cash flows for our operating activities for the year ended December 31, 2025. Comparatively, we used $633 million in cash flows from our operating activities during the year ended December 31, 2024. The increase in our operating cash inflows for the year ended December 31, 2025 was primarily attributable to the release of the $592 million of restricted cash and restricted cash equivalents deposited in the qualified settlement fund per the terms of the U.S. public water settlement agreement following Final Judgment, as defined in the U.S. public water settlement agreement, along with the unwinding of year-end 2023 net working capital actions (discussed further in the "Liquidity and Capital Resources" section above).

Investing Activities

We used $206 million in cash flows from our investing activities during the year ended December 31, 2025. Our investing cash outflows were primarily attributable to purchases of property, plant, and equipment amounting to $213 million. For further information related to the capital projects driving our year-over-year decrease in purchases of property, plant, and equipment, refer to the "Capital Expenditures" section within this MD&A.

We used $353 million in cash flows from our investing activities during the year ended December 31, 2024. Our investing cash outflows were primarily attributable to purchases of property, plant, and equipment amounting to $360 million.

Financing Activities

We used $126 million in cash flows from our financing activities during the year ended December 31, 2025. Our financing cash outflows were primarily attributable to our capital allocation activities, resulting in $78 million of cash dividends, along with $787 million of debt repayments, partially offset by net proceeds of $748 million from issuance of debt.

We used $36 million in cash for our financing activities during the year ended December 31, 2024, which were primarily attributable to $148 million of cash dividends, partially offset by $116 million of net proceeds received, following the repayment of the €450 million 4.000% senior unsecured notes due May 2026, in connection with the issuance of the 8.000% senior unsecured notes due January 2033, as further discussed in "Note 20 – Debt" to the *Consolidated Financial Statements.*

Current Assets

The following table sets forth the components of our current assets at December 31, 2025 and 2024.

(Dollars in millions)	December 31,			
	2025		**2024**	
Cash and cash equivalents	$	670	$	713
Restricted cash and restricted cash equivalents		2		—
Accounts and notes receivable, net		679		770
Inventories		1,569		1,463
Prepaid expenses and other		80		71
Assets held for sale		1		—
Total current assets	$	3,001	$	3,017

Our accounts and notes receivable, net decreased by $91 million (or 12%) to $679 million at December 31, 2025, compared with accounts and notes receivable, net of $770 million at December 31, 2024. The decrease in our accounts and notes receivable, net was primarily attributable to higher sales in the fourth quarter of 2024 driving higher receivables when compared to the fourth quarter of 2025, partially offset by higher usage of our accounts receivable securitization facility.

Our inventories increased by $106 million (or 7%) to $1.6 billion at December 31, 2025, compared with inventories of $1.5 billion at December 31, 2024. The increase in our inventories at December 31, 2025 was primarily attributable to an increase in the value of our raw material inventories due to higher raw materials costs within our Titanium Technologies business, as well as an increase in inventories within our Thermal & Specialized Solutions business, partially offset by a decrease in inventories within our Advanced Performance Materials business.

Our prepaid expenses and other assets increased by $9 million (or 13%) to $80 million at December 31, 2025, compared with prepaid expenses and other assets of $71 million at December 31, 2024. The increase in our prepaid expenses and other current assets at December 31, 2025 was primarily attributable to an increase in income tax receivable, higher prepaid taxes, and higher prepaid insurance, partially offset by a decrease in prepaid other expense.

Current Liabilities

The following table sets forth the components of our current liabilities at December 31, 2025 and 2024.

		December 31,		
(Dollars in millions)		**2025**		**2024**
Accounts payable	$	954	$	1,156
Compensation and other employee-related costs		96		99
Short-term and current maturities of long-term debt		42		54
Current environmental remediation		88		115
Other accrued liabilities		506		396
Total current liabilities	$	1,686	$	1,820

Our accounts payable decreased by $202 million (or 17%) to $954 million at December 31, 2025, compared with accounts payable of $1.2 billion at December 31, 2024. The decrease in our accounts payable at December 31, 2025 was primarily attributable to a decrease of $132 million of planned major maintenance spend by the Thermal & Specialized Solutions business in the fourth quarter of 2025, compared to the fourth quarter of 2024. Additionally, the decrease is due to a $53 million reduction in capital expenditure in the fourth quarter of 2025, compared to the fourth quarter of 2024, as well as a decrease in overall corporate spend of $30 million in the fourth quarter of 2025, compared to the fourth quarter of 2024.

Our compensation and other employee-related costs decreased by $3 million (or 3%) to $96 million at December 31, 2025 compared with compensation and other employee-related costs of $99 million at December 31, 2024. The decrease in our compensation and other employee-related costs at December 31, 2025 was primarily attributable to a reduction in accruals for employee benefits and performance-related compensation in line with the expected payout. This decrease was partially offset by an increase in accrued payroll and accrued vacation.

Our short-term and current maturities of long-term debt decreased by $12 million (or 22%) to $42 million at December 31, 2025 compared with short-term and current maturities of long-term debt of $54 million at December 31, 2024. The decrease in our short-term and current maturities of long-term debt was primarily attributable to a decrease in supplier financing net payments, a decrease in insurance amortization and a capital lease liability reclassification.

Our current environmental remediation decreased by $27 million (or 23%) to $88 million at December 31, 2025, compared with current environmental remediation of $115 million at December 31, 2024. The decrease in our current environmental remediation at December 31, 2025 was primarily attributable to lower environmental remediation accruals at Fayetteville following spend in 2025. Refer to "Note 22 – Commitments and Contingent Liabilities" to the *Consolidated Financial Statements* in this Annual Report on Form 10-K for further information.

Our other accrued liabilities increased by $110 million (or 28%) to $506 million at December 31, 2025, compared with other accrued liabilities of $396 million at December 31, 2024. The increase in our other accrued liabilities at December 31, 2025 was primarily attributable to an increase in accrued litigation following the settlement agreement with the State of New Jersey and the Hoosick Falls settlement. These matters are further discussed in "Note 22 – Commitments and Contingent Liabilities" to the *Consolidated Financial Statements* in this Annual Report on Form 10-K. Additionally, the increase in our other accrued liabilities was due to a change in the fair value of our cross-currency swap and an increase in our interest accrued as driven by the timing of payments under our senior unsecured notes, partially offset by a decrease in income taxes payable and accrued severance. These matters are further discussed in "Note 19 – Other Accrued Liabilities" to the *Consolidated Financial Statements* in this Annual Report on Form 10-K.

Credit Facilities and Notes

Refer to "Note 20 – Debt" to the *Consolidated Financial Statements* for a discussion of our credit facilities and notes.

Guarantor Financial Information

The following disclosures set forth summarized financial information and alternative disclosures in accordance with Rule 13-01 of Regulation S-X ("Rule 13-01"). These disclosures have been made in connection with certain subsidiaries' guarantees of the 5.375% senior unsecured notes due May 2027 (the "Registered Notes"), which are registered under the Securities Act of 1933, as amended. Each series of the Registered Notes was issued by The Chemours Company (the "Parent Issuer"), and was fully and unconditionally guaranteed, jointly and severally, on a senior unsecured basis by the existing and future domestic subsidiaries of the Parent Issuer (together, the "Guarantor Subsidiaries"), subject to certain conditions as set forth in "Note 20 – Debt" to the *Consolidated Financial Statements*. The assets, liabilities, and operations of the Guarantor Subsidiaries primarily consist of those attributable to The Chemours Company FC, LLC, our primary operating subsidiary in the United States, as well as certain U.S.-based operating subsidiaries included in *Exhibit 22* to this Annual Report on Form 10-K. Each of the Guarantor Subsidiaries is 100% owned by the Company. None of our other subsidiaries, either direct or indirect, guarantee the Registered Notes (together, the "Non-Guarantor Subsidiaries"). Pursuant to the indentures governing the Registered Notes, the Guarantor Subsidiaries will be automatically released from those guarantees upon the occurrence of certain customary release provisions.

Our summarized financial information is presented on a combined basis, consisting of the Parent Issuer and Guarantor Subsidiaries (collectively, the "Obligor Group"), in accordance with the requirements under Rule 13-01, and is presented after the elimination of: (i) intercompany transactions and balances among the Parent Issuer and Guarantor Subsidiaries, and (ii) equity in earnings from and investments in the Non-Guarantor Subsidiaries.

(Dollars in millions)	Year Ended December 31, 2025
Net sales (1)	$ 3,949
Gross profit	450
Loss before income taxes	(353)
Net loss	(426)
Net loss attributable to Chemours	(426)

(1) Net sales includes intercompany sales to the Non-Guarantor Subsidiaries.

	December 31,	
(Dollars in millions)	2025	2024
Assets		
Current assets (1,2,3)	$ 1,396	$ 1,501
Long-term assets (4)	3,074	3,288
Liabilities		
Current liabilities (2)	$ 1,496	$ 1,580
Long-term liabilities	5,345	5,006

(1) Current assets includes $222 million and $308 million of cash and cash equivalents at December 31, 2025 and 2024, respectively.

(2) Current assets includes $312 million and $365 million of intercompany accounts receivable from the Non-Guarantor Subsidiaries at December 31, 2025 and 2024, respectively. Current liabilities includes $337 million and $367 million of intercompany accounts payable to the Non-Guarantor Subsidiaries at December 31, 2025 and 2024, respectively.

(3) As of December 31, 2025 and 2024, $153 million and $112 million of accounts receivable generated by the Obligor Group, respectively, remained outstanding with one of the Non-Guarantor Subsidiaries under the Securitization Facility.

(4) Long-term assets at December 31, 2025 includes $54 million of restricted cash and restricted cash equivalents primarily related to an escrow account as per the terms of the MOU. Long-term assets at December 31, 2024 also includes $50 million of restricted cash and restricted cash equivalents related to an escrow account as per the terms of the MOU.

There are no significant restrictions that may affect the ability of the Guarantor Subsidiaries in guaranteeing the Parent Issuer's obligations under our debt financing arrangements. While the Non-Guarantor Subsidiaries do not guarantee the Parent Issuer's obligations under our debt financing arrangements, we may, from time to time, repatriate post-2017 earnings from certain of these subsidiaries to meet our financing obligations, as well.

The Chemours Company

Supplier Financing

We maintain supply chain finance programs with several financial institutions. The available capacity under these programs can vary at any point in time based on the outstanding obligations with each financial institution. We also participate in certain customers' supply chain financing and other early pay programs as a routine source of working capital. See "Note 18 – Accounts Payable" and "Note 20 – Debt" to the *Consolidated Financial Statements* for further details regarding supplier financing programs.

Off-Balance Sheet Arrangements

Information with respect to guarantees, including our securitization program, are included in "Note 20 – Debt" to the *Consolidated Financial Statements*. Historically, we have not made any payments to satisfy guarantee obligations; however, we believe we have the financial resources to satisfy these guarantees in the event required.

Capital Expenditures

Our operations are capital intensive, requiring ongoing investment to upgrade or enhance existing operations and to meet environmental and operational regulations. Our capital requirements have consisted, and are expected to continue to consist, primarily of:

- investments in our existing facilities to help support the introduction of new products, expand capacity, and grow our business;
- ongoing capital expenditures, such as those required to maintain equipment reliability, maintain the integrity and safety of our manufacturing sites, comply with environmental regulations, and meet our CRC goals; and,
- investments in projects to reduce future operating costs and enhance productivity.

The following table sets forth our ongoing and expansion capital expenditures, including certain environmental capital expenditures, for the years ended December 31, 2025 and 2024.

(Dollars in millions)	Year Ended December 31, 2025	2024
Thermal & Specialized Solutions	$ 64	$ 168
Titanium Technologies	98	55
Advanced Performance Materials	44	122
Other Segment	3	5
Corporate	4	10
Total purchases of property, plant, and equipment	$ 213	$ 360

Our capital expenditures decreased by $147 million (or 41%) to $213 million for the year ended December 31, 2025, compared with capital expenditures of $360 million for the same period in 2024. The decrease in our capital expenditures for the year ended December 31, 2025 was primarily attributable to a decrease in maintenance capital expenditures in Thermal & Specialized Solutions due to timing of planned major maintenance and the conclusion of the Corpus expansion project. The decrease in capital expenditures was also attributable to Advanced Performance Materials following completion of capital investments related to PFA capacity expansion, other capacity expansion projects being placed on long term hold and a reduction in planned major maintenance at both Washington Works and Dordrecht Works. The decrease was partially offset by an increase in capital expenditures related to filter press investments in Titanium Technologies.

Critical Accounting Policies and Estimates

Our significant accounting policies are more fully described in "Note 3 – Summary of Significant Accounting Policies" to the *Consolidated Financial Statements.* Management believes that the application of these policies on a consistent basis enables us to provide the users of our financial statements with useful and reliable information about our operating results and financial condition.

The preparation of our consolidated financial statements in conformity with U.S. generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts, including, but not limited to, receivable and inventory valuations, impairment of tangible and intangible assets, long-term employee benefit obligations, income taxes, restructuring liabilities, environmental matters, and litigation. Management's estimates are based on historical experience, facts, and circumstances available at the time, and various other assumptions that are believed to be reasonable. We review these matters and reflect changes in estimates as appropriate. Management believes that the following represents some of the more critical judgment areas in the application of our accounting policies, which could have a material effect on our financial position, results of operations, or cash flows.

Provision for (Benefit from) Income Taxes

The provision for (benefit from) income taxes is determined using the asset and liability approach of accounting for income taxes. Under this approach, deferred taxes represent the future tax consequences expected to occur when the reported amounts of assets and liabilities are recovered or paid. The provision for (benefit from) income taxes represents income taxes paid or payable for the current year, plus the change in deferred taxes during the year. Deferred taxes result from differences between the financial and tax bases of our assets and liabilities and are adjusted for changes in tax rates and tax laws when changes are enacted. Valuation allowances are recorded to reduce deferred tax assets when it is more-likely-than-not that a tax benefit will not be realized. In evaluating the ability to realize deferred tax assets, we rely on, in order of increasing subjectivity, taxable income in prior carryback years, the future reversals of existing taxable temporary differences, tax planning strategies, and forecasted taxable income using historical and projected future operating results.

The breadth of our operations and the global complexity of tax regulations require assessments of uncertainties and judgments in estimating the taxes that we will ultimately pay. The final taxes paid are dependent upon many factors, including negotiations with taxing authorities in various jurisdictions, outcomes of tax litigation, and resolutions of disputes arising from federal, state, and international tax audits in the normal course of business. A liability for unrecognized tax benefits is recorded when management concludes that the likelihood of sustaining such positions upon examination by taxing authorities is less than more-likely-than-not. It is our policy to include accrued interest related to unrecognized income tax positions and income tax-related penalties in the provision for (benefit from) income taxes.

We account for the tax impacts of new provisions based on interpretation of existing statutory law, including proposed regulations issued by the U.S. Treasury, the IRS, and other authorities. While there can be no assurances as to the effect of any final regulations on our provision for (benefit from) income taxes, we will continue to evaluate the impacts as any issued regulations become final and adjust our estimates, as appropriate.

On July 4, 2025, the U.S. government enacted the "Tax Act," which includes significant changes to various tax provisions previously enacted by the TCJA. The Tax Act makes permanent extension of certain expiring provisions of TCJA, modifications to the international tax framework, and the restoration of favorable tax treatment for certain business provisions. While we have incorporated the impacts of provisions with 2025 effective dates into our provision for income taxes for the quarter, we continue to evaluate the impact of the Tax Act for future tax years, notably with respect to interest expense deductibility and U.S. taxation of earnings by our non-US subsidiaries.

Refer to "Note 9 – Income Taxes" to the *Consolidated Financial Statements* for further information related to our income tax positions.

Long-lived Assets

We evaluate the carrying value of our long-lived assets to be held and used when events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. For the purposes of recognition or measurement of an impairment charge, the assessment is performed on the asset or asset group at the lowest level for which identifiable cash flows are largely independent of the cash flows of other groups of assets and liabilities. To determine the level at which the assessment is performed, we consider factors such as revenue dependency, shared costs, and the extent of vertical integration. The carrying value of a long-lived asset is considered impaired when the total projected undiscounted cash flows from the use and eventual disposition of the asset or asset group are separately identifiable and are less than its carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair value of the long-lived asset. The fair value methodology used is an estimate of fair market value, which is made based on prices of similar assets or other valuation methodologies, including present value techniques. Long-lived assets to be disposed of other than by sale are classified as held for use until their disposal. Long-lived assets to be disposed of by sale are classified as held for sale and are reported at the lower of their carrying amount or fair market value, less the estimated costs to sell. Depreciation and amortization are ceased for a disposal group upon it being classified as held for sale.

The testing for potential impairment of these assets is significantly dependent on numerous assumptions and reflects management's best estimates at a particular point in time. The dynamic economic environments in which our segments operate, and key economic and business assumptions with respect to projected selling prices, market growth, and inflation rates, can significantly impact the outcome of our impairment tests. Estimates based on these assumptions may differ significantly from actual results. Changes in the factors and assumptions used in assessing potential impairments can have a significant impact on the existence and magnitude of impairments, as well as the time in which such impairments are recognized. In addition, we continually review our diverse portfolio of assets to ensure that they are achieving their greatest potential and are aligned with our growth strategy. Strategic decisions involving a particular group of assets may trigger an assessment of the recoverability of the related assets. Such an assessment could result in impairment losses. For the year ended December 31, 2025, we recorded non-cash asset-related charges of $24 million. The $24 million of asset related charges primarily includes $23 million of non-cash accelerated depreciation related to the SPS Capstone™ manufacturing assets remaining useful life. For the year ended December 31, 2024, we recorded non-cash asset-related charges of $27 million primarily related to the write off of certain operating assets and associated construction-in-progress and other assets with no future intended use, as part of strategic footprint transformation initiatives within the Advanced Performance Materials business. Refer to "Note 7 – Restructuring, Asset-related, and Other Charges" to the Consolidated Financial Statements for further details related to these charges.

During the third quarter of 2024, we reviewed recently released third-party industry projections, which for hydrogen now reflect lower end-market demand, as well as slower market growth through 2030 and a more uncertain long-term growth trajectory beyond 2030. In response to these negative market outlook developments, as well as increased commercial headwinds due to limited cyclical end-market recovery and competitive intensity, we have revised our financial projections for the Advanced Performance Materials business which includes reductions to its investment plans, including putting our previously announced capacity expansion for Nafion™ ion exchange materials at our Villers St. Paul, France facility on long-term hold until the market conditions improve and require further polymer capacity expansion. We concluded that these market developments, as well as our revised financial projections to reflect these events, represented a triggering event for our Advanced Performance Materials reporting unit and associated goodwill, as well as the related asset group, during the third quarter of 2024. As a result of this conclusion, we completed an interim impairment assessment as of August 31, 2024 for its Advanced Performance Materials reporting unit and the related asset group. We concluded that the undiscounted cash flows exceeded the carrying value of the long-lived assets, and that an impairment did not exist.

Further, the Company continually monitors macroeconomic and industry-specific conditions for indicators of potential impairment of goodwill and long-lived assets. During 2025, the Company evaluated the sustained weakness in the global TiO_2 market, including lower selling prices and utilization levels, as well as delays in the development of hydrogen-related infrastructure affecting certain end markets. Based on this evaluation, the Company concluded that no triggering events were identified and, accordingly, no interim impairment tests were required. However, further negative market developments, notably in the markets previously mentioned or future strategic decisions involving a particular group of assets, may trigger an assessment of the recoverability of the related assets and such an assessment could result in future impairment losses.

Goodwill

The excess of the purchase price over the estimated fair value of the net assets acquired in a business combination, including any identified intangible assets, is recorded as goodwill. We test our goodwill for impairment at least annually on October 1; however, these tests are performed more frequently when events or changes in circumstances indicate that the asset may be impaired. Goodwill is evaluated for impairment at the reporting unit level, which is an operating segment or one level below an operating segment. A reporting unit is the level at which discrete financial information is available and reviewed by business management on a regular basis. An impairment exists when the carrying value of a reporting unit exceeds its fair value. The amount of impairment loss recognized in the consolidated statements of operations is equal to the excess of a reporting unit's carrying value over its fair value, which is limited to the total amount of goodwill allocated to the reporting unit.

The fair values of our reporting units were determined by using a combination of income-based and/or market-based valuation techniques. These valuation models incorporated a number of assumptions and judgments surrounding general market and economic conditions, short- and long-term revenue growth rates, gross margins, and prospective financial information surrounding future cash flows of the reporting units. Projections are based on internal forecasts of future business performance and are based on growth assumptions. Discount rate and market multiple assumptions were determined based on relevant peer companies in the chemicals sector.

As described further in "Note 15 – Goodwill and Other Intangible Assets, Net" to the Consolidated Financial Statements, we concluded that a triggering event was present for our Advanced Performance Materials reporting unit during the third quarter of 2024. As a result of the interim quantitative goodwill impairment analysis performed, we concluded that the carrying amount of the Advanced Performance Materials reporting unit exceeded its fair value resulting in a non-cash goodwill impairment charge of $56 million, which is recorded within "Goodwill impairment charge" on the Consolidated Statements of Operations for the year ended December 31, 2024. After this impairment charge, as of December 31, 2024, goodwill for the Advanced Performance Materials reporting unit was $0 million.

As of October 1, 2025, we performed our annual goodwill impairment tests for the Thermal & Specialized Solutions and Titanium Technologies reporting units. Based upon the results of our annual goodwill impairment tests, no further impairments to the carrying value of goodwill were necessary during the year ended December 31, 2025.

For our Thermal & Specialized Solutions and Titanium Technologies reporting units, quantitative assessments were performed in 2025, that indicated estimated fair values of the reporting units were higher than their respective carrying values. As of October 1, 2025, the estimated fair value of our Thermal & Specialized Solutions reporting unit was 366% higher than the carrying value of the reporting unit. As of October 1, 2025, the estimated fair value of our Titanium Technologies reporting unit was 32% higher than the carrying value of the reporting unit.

Employee Benefits

The amounts recognized in our consolidated financial statements related to pension and other long-term employee benefits plans are determined from actuarial valuations. Inherent in these valuations are assumptions including, but not limited to, the expected returns on plan assets, discount rates at which liabilities are expected to be settled, rates of increase in future compensation levels, and mortality rates. These assumptions are updated annually and are disclosed in "Note 27 – Long-term Employee Benefits" to the *Consolidated Financial Statements*. In accordance with GAAP, actual results that differed from the assumptions are accumulated and amortized over future periods and, therefore, affect expense recognized and obligations recorded in future periods.

We use discount rates that are developed by matching the expected cash flows of each benefit plan to various yield curves constructed from a portfolio of high-quality, fixed income instruments provided by the plan's actuary as of the measurement date. As of December 31, 2025, the weighted-average discount rate was 4%.

The expected long-term rates of return on plan assets are determined by performing a detailed analysis of historical and expected returns based on the strategic asset allocation of the underlying asset class applicable to each country. We also consider our historical experience with the pension funds' asset performance. The expected long-term rates of return on plan assets are assumptions and not what is expected to be earned in any one particular year. The weighted-average long-term rates of return on plan assets assumptions used for determining our net periodic pension cost for 2025 was 4.7%.

A 50 basis point increase in the discount rate would result in a decrease of $1 million to the net periodic benefit cost for 2026, while a 50 basis point decrease in the discount rate would result in an increase of approximately $3 million. A 50 basis point increase in the expected return on plan assets assumption would result in a decrease of approximately $3 million to the net periodic benefit cost for 2026, while a 50 basis point decrease in the expected return on plan assets assumption would result in an increase of approximately $3 million.

Litigation

Litigation liabilities and expenditures included in our consolidated financial statements include litigation matters that are liabilities of EID and its subsidiaries, which we may be required to indemnify pursuant to the Separation-related agreements executed prior to the Separation. Disputes between us and EID may arise with respect to indemnification of these matters, including disputes based on matters of law or contract interpretation. If, and to the extent these disputes arise, they could materially adversely affect our results of operations. We are also involved in various claims and legal proceedings. We regularly review the status of each significant matter and assess its potential financial exposure. If the potential loss from any claim or legal proceeding is considered probable and the amount can be reasonably estimated, we accrue a liability for the estimated loss. When a material loss contingency is reasonably possible, but not probable, we do not record a liability, but instead disclose the nature of the matter and an estimate of the loss or range of loss, to the extent such estimate can be made. Significant judgment is required in both the determination of probability and whether an exposure is reasonably estimable. Our judgments are subjective based on the status of the legal or regulatory proceedings, the merits of our defenses and consultation with in-house and outside legal counsel. Because of uncertainties related to these matters, accruals are based on the best information available at the time of the filing of this Annual Report on Form 10-K. As additional information becomes available, we reassess the potential liability related to pending claims and litigation and may revise our estimates accordingly. Due to the inherent uncertainties of the legal and regulatory process in the multiple jurisdictions in which we operate, our judgments may be materially different than the actual outcomes. Legal costs such as outside counsel fees and expenses are charged to expense in the period services are rendered. Refer to "Note 22 – Commitments and Contingent Liabilities" to the *Consolidated Financial Statements* in this Annual Report on Form 10-K for further information.

With respect to asbestos-related litigation, EID is a defendant in numerous lawsuits alleging various asbestos-related injuries for which the Company defends and indemnifies pursuant to EID's assignment of such liabilities at Separation, as further discussed in "Note 22 – Commitments and Contingent Liabilities" to the Consolidated Financial Statements in this Annual Report on Form 10-K. We have recorded liabilities of $96 million and $61 million for these asbestos-related matters at December 31, 2025, and December 31, 2024, respectively. These liabilities are recorded based on management's assessment that a loss arising from the pending claims and unasserted asbestos claims is probable. We record receivables for insurance recoveries related to certain of these claims, if applicable, when it is probable that we will receive reimbursement from the insurer. We periodically, and at least annually, update, using actuarial analyses, our recorded liabilities for pending claims as well as a reasonable estimate of the liability associated with unasserted asbestos claims, and the estimate of our receivables from probable insurance recoveries. In determining the estimate of our asbestos liability, we evaluated claims over the next approximately 50-year period. As additional information becomes available, any potential liability related to these matters is assessed and the estimates are revised, if necessary. Due to the difficulties in making these estimates, analysis based on new data and/or changed circumstances arising in the future may result in an increase in the recorded obligation, and that increase may be significant.

Environmental Liabilities and Expenditures

We accrue for environmental remediation costs when it is probable that a liability has been incurred and a reasonable estimate of the liability can be made. Where the available information is sufficient to estimate the amount of liability, that estimate has been used. Where the information is only sufficient to establish a range of probable liability, and no point within the range is more likely than any other, the lower end of the range has been used. Estimated liabilities are determined based on existing remediation laws and technologies and our planned remedial responses, which are derived from environmental studies, sampling, testing, and analyses. Inherent uncertainties exist in such evaluations, primarily due to unknown environmental conditions, changing governmental regulations regarding liability, and emerging remediation technologies. These liabilities are adjusted periodically as remediation efforts progress and as additional technology, regulatory, and legal information become available.

Environmental liabilities and expenditures include claims for matters that are liabilities of EID and its subsidiaries, which we may be required to indemnify pursuant to the Separation-related agreements. These accrued liabilities are undiscounted and do not include claims against third parties.

Costs related to environmental remediation are charged to expense in the period that the associated liability is accrued. Other environmental costs are also charged to expense in the period incurred, unless they increase the value of the property or reduce or prevent contamination from future operations, in which case they are capitalized and amortized.

Recent Accounting Pronouncements

Refer to "Note 3 – Summary of Significant Accounting Policies" to the *Consolidated Financial Statements* for a discussion about recent accounting pronouncements.

Environmental Matters

Consistent with our values and our *Environment, Health, Safety, and Corporate Responsibility* policy, we are committed to preventing releases to the environment at our manufacturing sites to keep our people and communities safe, and to be good stewards of the environment. We are also subject to environmental laws and regulations relating to the protection of the environment. We believe that, as a general matter, our policies, standards, and procedures are properly designed to prevent unreasonable risk of harm to people and the environment, and that our handling, manufacture, use, and disposal of hazardous substances are in accordance with applicable environmental laws and regulations.

Environmental Expenditures

We incur costs for pollution abatement activities, including waste collection and disposal, installation and maintenance of air pollution controls and wastewater treatment, emissions testing and monitoring, and obtaining permits. Annual expenses charged to current operations include environmental operating costs and increases in remediation accruals, if any, during the period reported.

Our environmental remediation expenditures are subject to considerable uncertainty and may fluctuate significantly. Capital expenditures associated with ongoing operations are expected to be required over the next decade for treatment, storage, and disposal facilities for solid and hazardous waste and for the protection of air and water resources. Considerable uncertainty remains regarding estimates for our future capital and remediation expenditures as regulatory requirements across various jurisdictions where we operate continue to evolve.

For the years ended December 31, 2025 and 2024, we spent $11 million and $18 million, respectively, on environmental capital projects that were either required by law or necessary to meet our internal environmental objectives.

We expect our future capital expenditures for environmental matters will continue to vary, based on the success of our deployed solutions, changes in our operations, technological advancements, developments in environmental requirements, and stakeholder expectations.

Environmental Remediation

In large part, because of past operations, operations of predecessor companies, or past disposal practices, we, like many other similar companies, have clean-up responsibilities and associated remediation costs, and are subject to claims by other parties, including claims for matters that are liabilities of EID and its subsidiaries that we may be required to indemnify pursuant to the Separation-related agreements executed prior to the Separation.

Our environmental liabilities include estimated costs, including certain accruable costs associated with on-site capital projects. The accruable costs relate to a number of sites for which it is probable that environmental remediation will be required, whether or not subject to enforcement activities, as well as those obligations that result from environmental laws such as CERCLA, RCRA, and similar federal, state, local, and foreign laws. These laws may require certain investigative, remediation, and restoration activities at sites where we conduct or EID once conducted operations or at sites where our generated waste was disposed. At December 31, 2025 and 2024, our consolidated balance sheets include environmental remediation liabilities of $618 million and $571 million, respectively, relating to these matters, which, as discussed in further detail below, include $320 million and $351 million, respectively, for Fayetteville.

The following table sets forth the activities related to our environmental remediation liabilities for the years ended December 31, 2025 and 2024.

(Dollars in millions)	December 31, 2025	December 31, 2024
Balance at January 1,	$ 571	$ 590
Increase in remediation accruals	123	70
Remediation payments (1)	(76)	(89)
Balance at December 31,	$ 618	$ 571

(1) Remediation payments do not include Qualified Spend that we have been reimbursed for by DuPont and/or Corteva as part of our cost-sharing agreement under the terms of the MOU.

The following table sets forth our environmental remediation liabilities by site category.

(Dollars in millions) Site Category	December 31, 2025 Number of Sites	Remediation Accrual	December 31, 2024 Number of Sites	Remediation Accrual
Chemours-owned	21	$ 542	21	$ 507
Multi-party Superfund/non-owned (1)	86	76	88	64
Closed or settled	106	—	104	—
Total sites	213	$ 618	213	$ 571

(1) Sites not owned by Chemours, including sites previously owned by EID or Chemours, where remediation obligations are imposed by environmental remediation laws, such as CERCLA, RCRA, or similar state laws.

As part of our legacy as a former subsidiary of EID, we are cleaning-up historical impacts to soil and groundwater that have occurred in the past at the 21 sites that we own. These Chemours-owned sites make up approximately 88% of our environmental remediation liabilities at December 31, 2025.

We were also assigned numerous clean-up obligations from EID, which pertain to 86 sites previously owned by EID and/or us, as well as sites that we or EID never owned or operated. We are meeting our obligations to clean up those sites. The majority of these non-owned sites are multi-party Superfund sites that we, through EID, have been notified of potential liability under CERCLA, RCRA, or similar state laws and which, in some cases, may represent a small fraction of the total waste that was allegedly disposed of at a site. These sites represent approximately 12% of our environmental remediation liabilities at December 31, 2025. Included in the 86 sites are 48 inactive sites for which there has been no known investigation, clean-up, or monitoring activity, and no remediation obligation is imposed or required; as such, no remediation liabilities are recorded.

The remaining 106 sites, which are Superfund sites and other sites not owned by us, are either already closed or settled, or sites for which we do not believe we have clean-up responsibility based on current information.

The following graph sets forth the number of remediation sites by site clean-up phase and our environmental remediation liabilities by site clean-up phase as of December 31, 2025 and 2024.



Remediation Sites by Phase

■ Number of Sites ■ Environmental Remediation Liabilities

(1) Number of sites does not include the 48 inactive sites for which there has been no known investigation, clean-up, or monitoring activities as of both December 31, 2025 and 2024.

(2) Dollars in millions.

(3) As of December 31, 2025 and 2024, Active Remediation included $320 million and $351 million, respectively, for on-site remediation and off-site groundwater remediation at Fayetteville.

As remediation efforts progress, sites move from the investigation phase ("Investigation") to the active clean-up phase ("Active Remediation"), and as construction is completed at Active Remediation sites, those sites move to the operation, maintenance, and monitoring ("OM&M"), or closure phase. As final clean-up activities for some significant sites are completed over the next several years, we expect our annual expenses related to these active sites to decline over time. The time frame for a site to go through all phases of remediation (Investigation and Active Remediation) may take about 15 to 20 years, followed by several years of OM&M activities. Remediation activities, including OM&M activities, vary substantially in duration and cost from site to site. These activities, and their associated costs, depend on the mix of unique site characteristics, evolving remediation technologies, and diverse regulatory requirements, as well as the presence or absence of other Potentially Responsible Parties ("PRPs"). In addition, for claims that we may be required to indemnify EID pursuant to the Separation-related agreements, we and EID may have limited available information for certain sites or are in the early stages of discussions with regulators. For these sites, there may be considerable variability between the clean-up activities that are currently being undertaken or planned and the ultimate actions that could be required. Therefore, considerable uncertainty exists with respect to environmental remediation costs, and, under adverse changes in circumstances, we currently estimate the potential liabilities may range up to approximately $620 million above the amount accrued at December 31, 2025. This estimate is not intended to reflect an assessment of our maximum potential liability. The estimated liabilities are determined based on existing remediation laws and technologies and our planned remedial responses, which are derived from environmental studies, sampling, testing, and analyses. Inherent uncertainties exist in such evaluations, primarily due to unknown environmental conditions, changing governmental regulations regarding liability, and emerging remediation technologies. We will continue to evaluate as new or additional information becomes available in the determination of our environmental remediation liability.

In general, uncertainty is greatest and the range of potential liability is widest in the Investigation phase, narrowing over time as regulatory agencies approve site remedial plans. As a result, uncertainty is reduced, and sites ultimately move into OM&M, as needed. As more sites advance from Investigation to Active Remediation to OM&M or closure, the upper end of the range of potential liability is expected to decrease over time. Some remediation sites will achieve site closure and will require no further action to protect people and the environment and comply with laws and regulations. At certain sites, we expect that there will continue to be some level of remediation activity due to ongoing OM&M of remedial systems. In addition, portfolio changes, such as an acquisition or divestiture, or notification as a PRP for a multi-party Superfund site, could result in additional remediation activity and potentially additional accrual.

Management does not believe that any loss, in excess of amounts accrued, related to remediation activities at any individual site will have a material impact on our financial position or cash flows for any given year, as such obligation can be satisfied or settled over many years.

Significant Environmental Remediation Sites

While there are many remediation sites that contribute to our total accrued environmental remediation liabilities at December 31, 2025 and 2024, the following table sets forth the liabilities of the six sites that are deemed the most significant, together with the aggregate liabilities for all other sites.

	December 31,	
(Dollars in millions)	2025	2024
Chambers Works, Deepwater, New Jersey	$ 73	$ 31
Dordrecht Works, Netherlands	30	28
Fayetteville Works, Fayetteville, North Carolina	320	351
Pompton Lakes, New Jersey	53	41
Washington Works, West Virginia	24	25
All other sites	118	95
Total environmental remediation	$ 618	$ 571

The five sites listed above represent 81% and 83% of our total accrued environmental remediation liabilities at December 31, 2025 and 2024, respectively. For these five sites, we expect to spend, in the aggregate, $162 million over the next three years. For all other sites, we expect to spend $65 million over the next three years.

Chambers Works, Deepwater, New Jersey ("Chambers Works")

The Chambers Works complex is located on the eastern shore of the Delaware River in Deepwater, Salem County, New Jersey. The site comprises the former Carneys Point Works in the northern area and the Chambers Works manufacturing area in the southern area. Site operations began in 1892 when the former Carneys Point smokeless gunpowder plant was constructed at the northern end of Carneys Point. Site operations began in the manufacturing area around 1914 and included the manufacture of dyes, aromatics, elastomers, chlorofluorocarbons, and tetraethyl lead. We continue to manufacture a variety of fluoropolymers and finished products at Chambers Works. In addition, two tenants operate processes at Chambers Works. As a result of over 100 years of continuous industrial activity, site soils and groundwater have been impacted by chemical releases.

In response to identified groundwater contamination, a groundwater interceptor well system ("IWS") was installed in 1970, which was designed to contain contaminated groundwater and restrict off-site migration. Additional remediation is being completed under a federal RCRA Corrective Action permit. The site has been studied extensively over the years, and more than 25 remedial actions have been completed to date and engineering and institutional controls put in place to ensure protection of people and the environment. In 2017, a site perimeter sheet pile barrier intended to more efficiently contain groundwater was completed.

Remaining work beyond continued operation of the IWS and groundwater monitoring includes completion of various targeted studies on site and in adjacent water bodies to close investigation data gaps, as well as selection and implementation of final remedies under RCRA Corrective Action for various solid waste management units and areas of concern not yet addressed through interim measures. Discussions are ongoing with the U.S. Environmental Protection Agency (the "EPA") and the New Jersey Department of Environmental Protection (the "NJ DEP") relating to such remaining work as well as the scope of remedial programs and investigation relating to the Chambers Works site historic industrial activity as well as ongoing remedial programs, which could have a material adverse impact on our results of operations, financial position or cash flows for any given year.

Dordrecht Works, Dordrecht, Netherlands

The Dordrecht Works complex is located on the southern shore of River Beneden Merwede about 3 kilometers northeast of the city Dordrecht, Netherlands. The facility encompasses 136 acres purchased by EID in 1959. The site is located in a mixed commercial and industrial area with residential communities to the south and north across the river. Site operations began in the early 1960's and included nylon, filaments, and engineering polymers. Fluoropolymer manufacturing began in 1967. In July 2015, upon separation from EID, we became owner of the Dordrecht Works complex.

The site has implemented a number of environmental investigations at the request of local (Netherlands) regulatory agencies. In the early 1980's, the first major environmental assessment of soil and groundwater at the site was conducted. In 1984, a sitewide groundwater containment system was installed to prevent off-site migration and establish hydraulic protection to the deeper groundwater aquifer. Collected groundwater containing chlorinated organics, PFOA and other PFAS compounds is treated using vapor and solid phase granular activated carbon. The pump and treat system is monitored regularly to maintain effective containment and treatment operation with documentation of results submitted annually to the regulatory agency.

As further discussed in "Note 22 – Commitments and Contingent Liabilities" to the Consolidated Financial Statements, the Company and the municipalities of Dordrecht, Papendrecht, Sliedrecht and Molenlanden signed a Letter of Intent ("LOI") that includes the implementation of a specific remediation plan for the restoration of restricted vegetables in certain areas of those municipalities to be funded by Chemours, sampling and developing a program to address the Merwelanden recreational lake, and further settlement discussions. An estimate of this liability was included in Accrued Litigation at December 31, 2023 and was reclassified to Accrued Environmental Remediation as of December 31, 2024 based on the remediation plan to be implemented as part of the LOI.

In the fourth quarter of 2024, we received comments from the Municipality of Dordrecht and the Province of South Holland on a Plan of Action for Vegetable Gardens ("Plan of Action") in the municipalities and approval for the pilot stage of the plan. The Plan of Action provides for replacement of soil impacted with PFOA above certain levels to remove RIVM documented consumption restrictions as well as providing for alternative irrigation water, if necessary, as determined by PFOA levels. Accruals related to the Plan of Action of $26 million and $24 million are included in the environmental remediation balance as of December 31, 2025 and December 31, 2024, respectively. Further, we are in continued legal discussion with the four municipalities (Dordrecht, Papendrecht, Sliedrecht and Molenlanden) related to a fund to cover certain other expenditures aimed at environmental-related activities. We do not consider these ongoing settlement discussions, including any amounts with respect to a potential fund that the municipalities put forward as part of such negotiations, to be indicative of the merits or potential outcome of any court proceeding with respect to the underlying claims. Previously, the Company had not accrued for any amounts related to the fund. Although the Company believed a loss was probable and could be material, an amount of loss was not deemed estimable. In the fourth quarter of 2025, the Company, along with DuPont and Corteva pursuant to the MOU, proposed a settlement framework. Based on the proposed framework, the Company reassessed the low end of the range of probable outcomes for this matter with respect to the potential fund. As such, as of December 31, 2025, the Company accrued an amount that did not materially affect results of operations for the period related to the potential fund which represents its 50% share of the total funding included in the settlement framework.

The Dordrecht Works facility discharges, through outfalls at the site, wastewater and stormwater pursuant to permits issued by the applicable local authorities, including the DCMR Environmental Protection Agency ("DCMR"). As the regulatory landscape has evolved in the Netherlands over the last years, there is increased focus on PFAS compounds discharged under the site's existing permits, including compounds that were previously discharged at undetected levels, and the site has been ordered to meet certain limits for these discharges or be subject to conditional fines. We regularly carry out analyses of its wastewater to assess compliance with current emission limits as well as detect other contaminants as analysis methods develop. We identified the presence of certain compounds based upon new analysis methods and reported these to DCMR and in December 2023 submitted an application under normal permitting practice for a discharge requirement based on limited information for these compounds. We have continued to engage with regulatory authorities on the application, including providing additional data and information in November 2024. In February 2025, we submitted a revised permit application. We will continue to engage with the regulatory authorities on this matter.

In December 2024, DCMR indicated an intention to impose a conditional fine of up to €3.7 million for one of the compounds for which we have objected. In January 2025, we responded to this intention, including that such intention is not consistent with normal permitting practice. In February 2025, DCMR responded to us indicating it will impose the conditional fine, after a grace period. In March 2025, DCMR adjusted the conditional fine to allow a grace period until July 2025 subject to certain conditions. Objections have been submitted against the adjustment. We filed a pro forma objection to the conditional fine. This procedure is on hold upon our request because of the pending permit application. We have piloted abatement technology and continues to implement such technology to reduce discharges below the conditional fine level. We have not recorded a liability for this matter at December 31, 2025 as the conditional fine is not effective at this time and will only be imposed after the grace period, if at that time, we fail to comply with the discharge limits for the compound. We do not believe the above matter will have a material impact on our financial position, results of operation or cash flows.

In addition, in March 2022, the public prosecutor in The Netherlands has raised a matter related to an alleged infraction of Regulation (EU) 517/2014. Due to a reporting error, our Dordrecht Works facility exceeded its allocated or transferred quota of hydrofluorocarbons within the European market over several years. We implemented improvements to our reporting procedures and operated within the allocated quota. We paid a fine in the fourth quarter of 2022. On October 31, 2024, we received a request from the Dutch ILT agency to amend our F-gas reporting for certain years to reflect HFCs produced and consumed or destroyed at the Dordrecht Works facility. In November 2024, we made minor amendments to its F-gas reporting for the above years and consulted with the Dutch ILT agency and EU Commission to address the Dutch ILT's assertion that certain compounds are subject to the F-gas quota system. In February 2025, we received an intention for the ILT to collect a penalty of €1 million based on the consideration that HFC-23 imported or acquired on the market and added to the production process rather than directly sent for destruction is quota consuming. We are reviewing the ILT intention and met with the agency in April 2025 to review the matter and Dordrecht Works' HFC-23 related operations. In May 2025, ILT noticed the collection of the penalty of €1 million (Euro), which was paid by us in June 2025. We have submitted an objection to the collection of the penalty. In June 2025, the European Commission sent a compliance letter related to the Dordrecht Works operations alleging infringement of Article 16(1) of the F-gas regulation by exceeding its annual quota between 2016 to 2019 and 2021 to 2024, asserting a total reduction of 1,114,016 tons of carbon dioxide equivalent. In June 2025 the European Commission also sent a compliance letter asserting that, based upon its 2024 reporting year submission, a quota exceedance occurred making it subject to a reduced quota allocation in the future and penalties. We responded to the compliance letter and on August 1, 2025 the European Commission sent a letter-decision imposing a 200% quota reduction penalty applicable in 2026. On October 9, 2025, we filed an application for annulment of such decision in the General Court of the European Union based upon the decision violating EU law and its principle of proportionality. We also filed for an interim action to suspend the August 1, 2025 decision and the court issued an order granting temporary relief whereby the quota reduction decision was suspended during the interim proceedings. In January 2026, the court issued an order dismissing the interim action and temporary suspension. The annulment matter is proceeding. Based on available information, we do not believe the above matter will have a material impact on our financial position, results of operation or cash flows.

Fayetteville Works, Fayetteville, North Carolina

Fayetteville is located southeast of the City of Fayetteville in Cumberland and Bladen counties, North Carolina. The facility encompasses approximately 2,200 acres, which were purchased by EID in 1970, and are bounded to the east by the Cape Fear River and to the west by North Carolina Highway 87. Currently, we manufacture fluorinated monomers, fluorinated vinyl ethers, Nafion™ membranes and dispersions, and polymerization aids at the site. A former manufacturing area, which was sold in 1992, produced nylon strapping and elastomeric tape. EID sold its Butacite® and SentryGlas® manufacturing units to Kuraray America, Inc. in September 2014. In July 2015, upon our Separation from EID, we became the owner of the Fayetteville land assets along with fluoromonomers, Nafion™ membranes, and the related polymerization aid manufacturing units. A polyvinyl fluoride resin manufacturing unit remained with EID.

Beginning in 1996, several stages of site investigation were conducted under oversight by NC DEQ, as required by the facility's hazardous waste permit. In addition, the site has voluntarily agreed to agency requests for additional investigations of the potential release of PFAS beginning with "PFOA" (collectively, perfluorooctanoic acids and its salts, including the ammonium salt) in 2006. As a result of detection of GenX in on-site groundwater wells during our investigations in 2017, NC DEQ issued a Notice of Violation ("NOV") in September 2017 alleging violations of North Carolina water quality statutes and requiring further response. Since that time, and in response to three additional NOVs issued by NC DEQ and pursuant to the Consent Order (as discussed below), we have worked cooperatively with the agency to investigate and address releases of PFAS to on-site and off-site groundwater and surface water.

As discussed in "Note 22 – Commitments and Contingent Liabilities" to the *Interim Consolidated Financial Statements*, we, along with NC DEQ and Cape Fear River Watch ("CFRW"), a non-profit organization, have filed a final Consent Order ("CO") that comprehensively addressed various issues, NOVs, and court filings made by NC DEQ regarding Fayetteville and resolved litigations filed by NC DEQ and CFRW. In connection with the CO, a thermal oxidizer ("TO") became fully operational at the site in December 2019 to reduce aerial PFAS emissions from Fayetteville. The CO requires us to provide permanent replacement drinking water supplies, via connection to public water supply, whole building filtration units and/or reverse osmosis units, to qualifying surrounding residents, businesses, schools, and public buildings with private drinking water wells.

In 2020, we, along with NC DEQ and CFRW, reached agreement on the terms of an addendum to the CO (the "Addendum"). The Addendum establishes the procedure to implement specified remedial measures for reducing PFAS loadings from Fayetteville to the Cape Fear River, including construction of a barrier wall with groundwater extraction system to be completed by March 15, 2023, or an extended date in accordance with the Addendum. In June 2023, we completed the construction of the barrier wall with a groundwater extraction and treatment system in accordance with the requirements under the CO. In October 2023, we submitted the engineer's certification confirming that the barrier wall was constructed and documented to be in conformance with the accepted design.

Further discussion related to Fayetteville is included under the heading "Fayetteville Works, Fayetteville, North Carolina" in "Note 22 – Commitments and Contingent Liabilities" to the *Consolidated Financial Statements*.

Pompton Lakes, New Jersey

During the 20th century, blasting caps, fuses, and related materials were manufactured at Pompton Lakes, Passaic County, New Jersey. Operating activities at the site were ceased in the mid-1990s. The primary contaminants in the soil and sediments are lead and mercury. Groundwater contaminants include volatile organic compounds. Under the authority of EPA and NJ DEP, remedial actions at the site are focused on investigating and cleaning-up the area. Groundwater monitoring at the site is ongoing, and we have installed and continue to install vapor mitigation systems at residences within the groundwater plume. In addition, we are further assessing groundwater conditions. In September 2015, EPA issued a modification to the site's RCRA permit that requires us to dredge mercury contamination from a 36-acre area of the lake and remove sediment from two other areas of the lake near the shoreline. The remediation activities commenced when permits and implementation plans were approved in May 2016, and work on the lake dredging project is now complete. In April 2019, we submitted a revised Corrective Measures Study ("CMS") proposing actions to address on-site soils impacted from past operations that exceed applicable clean-up criteria. We received comments on the CMS from EPA and NJ DEP in March 2020, and we responded to their comments in June 2020 and continue to seek resolution with EPA.

Washington Works, Parkersburg, West Virginia ("Washington Works")

The Washington Works complex is located on the eastern shore of the Ohio River south of Parkersburg, West Virginia. The facility encompasses approximately 400 acres, which were purchased by EID in the late 1940's. Other nearby land parcels purchased by EID included Blennerhassett Island, and three separate properties where West Virginia Department of Environmental Protection ("WV DEP") permitted landfills were operated. Site operations began in 1948 and included the manufacture of nylon, filaments, and acrylics. In 1949, fluoropolymer manufacturing began, and in 1959, polyoxymethylene production was started. Landfill operations occurred from the 1960's through the early 2000's when all three were closed according to WV DEP approved closure plans. Beginning in 2014, EID no longer used PFOA as a polymerization aid to manufacture some fluoropolymer resins at Washington Works.

In July 2015, upon our separation from EID, we became the owner of the Washington Works complex. The site has implemented environmental investigations, including Verification Investigation in 1992 and RCRA Facility Investigation ("RFI") in 1999 pursuant to corrective action requirements of its RCRA Part B and HSWA Permit under EPA and the West Virginia Department of Natural Resources oversight. The RFI was approved in 2012 and a CMS was completed in 2015 that recommended certain remedial actions, including capping of the former on-site landfill and ponds, which had already been completed, sitewide groundwater hydraulic control, drinking water supply well treatment via granular activated carbon, and long-term groundwater monitoring. These actions were memorialized in a RCRA final remedy implementation plan approved by the agencies in 2018 and integrated into the updated RCRA permit in August 2020.

The remedial actions required by the RCRA final remedy implementation plan have been completed or are part of routine operations, maintenance and monitoring. Landfill post closure care includes systems to treat surface water, leachate or groundwater, landfill cover or cap maintenance, monitoring and reporting. Additionally, upgrades to the Local landfill cover are being developed. In December 2023, we entered into a voluntary Administrative Order on Consent with EPA under RCRA 3012(a) requiring monitoring, testing, analysis and reporting to complete a more comprehensive environmental assessment and site conceptual model of compounds found in soil and water at and around our manufacturing facility. This agreement is not based on any allegations of non-compliance and it builds on the significant research Chemours and its predecessor have already done to advance knowledge of older legacy compounds around the site. Accruals related to these remedial actions were $24 million and $25 million as of December 31, 2025 and December 31, 2024.

Chemours Washington Works discharges, through outfalls at the site, wastewater and stormwater pursuant to a NPDES permit issued by the WV DEP. In connection with actions being taken by us to comply with certain NPDES effluent limits, including for PFOA and hexafluoropropylene oxide dimer acid, we submitted a permit modification to WV DEP relating to groundwater abatement for certain process water used at the facility, a temperature reduction project and realigning discharge flows to certain outfalls. In July 2021, EPA provided a specific objection to the draft modification based on Clean Water Act ("CWA") regulations and requirements. In August 2021, WV DEP issued a National Pollutant Discharge Elimination System ("NPDES") permits modification to provide for the start-up of an abatement unit at the facility and to extend compliance dates for certain limits to December 2021 due to delays from the COVID-19 pandemic. In September 2021, WV DEP issued a further NPDES modification, including for the operation of an abatement unit from the site's Ranney Well, and the site is taking additional actions to reduce PFAS discharges associated with wet weather flows and continuing to assess future stormwater discharges and permitting. In April 2023, we agreed to an Administrative Order on Consent ("AOC") with EPA that includes additional sampling as well as a compliance analysis and implementation of actions to address PFOA and hexafluoropropylene oxide dimer acid ("HFPO Dimer Acid") discharge exceedances that occurred following the outfall limits for these compounds that came into effect in January 2022. In August, 2023 we submitted an Alternatives Analysis and Implementation Plan ("AA&IP") consistent with the Administrative Order on Consent. In December 2024, EPA issued comments on the AA&IP, accepting certain provisions and rejecting other provisions of the plan. In December 2024, we submitted a revised NPDES permit application which includes abatement and other practices to substantially address the discharge exceedances subject to the AOC. In April, we submitted a revised AA&IP in response to EPA to comments and to conform with the revised NPDES permit application. We expect to make future capital and other operating-related expenditures at Washington Works in connection with the AOC and permit application. Additionally, effective September 1, 2024, a separate NDPES permit allows discharge of treated wastewater and non-contact cooling water from a new perfluoroalkoxy (PFA) processing line with an expiration date of July 2025 and allowing or a one-year renewal. In December 2024, the West Virginia Rivers Coalition filed a complaint under the Clean Water Act in West Virginia federal court alleging past and ongoing exceedances of certain effluent discharge limits, including those for PFOA and HFPO-DA, under the NPDES permit held by the Chemours Washington Works facility.

Further, pursuant to an Order on Consent ("OC"), entered into by EID with EPA since 2006, we provide alternate drinking water supplies, via granular activated carbon ("GAC") treatment or other approved supply, to residential well owners and local public drinking water systems near the Washington Works complex whose PFOA concentration exceeds 70 parts per trillion. We also provide regular sampling and GAC change outs activities as per OC requirements. Accruals related to this matter were $16 million and $17 million as of December 31, 2025 and December 31, 2024, respectively, and were included in Accrued Litigation liability (see additional discussions under "Leach Settlement" in Note 22 – Commitments and Contingent Liabilities" to the *Consolidated Financial Statements*.)

New Jersey Department of Environmental Protection Directives and Litigation

In March 2019, NJ DEP issued two Directives, one being a state-wide PFAS Directive, and filed four lawsuits against us and other defendants, including allegations relating to clean-up and removal costs at four sites including Chambers Works. In December 2021, a consolidated order was entered in the lawsuits granting, in part, and denying, in part, a motion to dismiss or strike parts of the Second Amended Complaints. In January 2022, NJ DEP filed a motion for a preliminary injunction requiring EID and us to establish a remediation funding source ("RFS") in the amount of $943 million for Chambers Works, the majority of which is for non-PFAS remediation items. Further discussion related to these matters is included in "Note 22 – Commitments and Contingent Liabilities" to the *Consolidated Financial Statements.*

PFOA

See our discussion under the heading "PFOA" in "Note 22 – Commitments and Contingent Liabilities" to the *Consolidated Financial Statements*.

GenX

In June 2019, the Member States Committee of the European Chemicals Agency ("ECHA") voted to list HFPO Dimer Acid as a Substance of Very High Concern. The vote was based on Article 57(f) – equivalent level of concern having probable serious effects to the environment. This identification does not impose immediate regulatory restriction or obligations, but may lead to a future authorization or restriction of the substance. On September 24, 2019, we filed an application with the EU Court of Justice for the annulment of the decision of ECHA to list HFPO Dimer Acid as a Substance of Very High Concern. In February 2022, the General Court dismissed the annulment action and we have appealed such decision. In November 2023, the EU Court of Justice dismissed our appeal.

PFAS

Refer to our discussion under the heading "PFAS" in "Note 22 – Commitments and Contingent Liabilities" to the *Consolidated Financial Statements*.

In May 2020, ECHA announced that five Member States (Germany, the Netherlands, Norway, Sweden, and Denmark) launched a call for evidence to inform a PFAS restriction proposal to restrict the manufacture, placing on the market and use of PFAS in the EU. In this regulatory process, more than 4,000 substances, including fluorinated-gases ("F-gases") and fluoropolymers are being considered as part of this broad regulatory action. Companies producing or using PFAS, as well as selling mixture or products containing PFAS, were invited to provide input. This call for evidence closed July 31, 2020. Thousands of substances meet the definition of PFAS as outlined in the call for evidence. This very broad definition covers substances with a variety of physical and chemical properties, health and environmental profiles, uses, and benefits. We submitted information on the substances covered by the call for evidence to the Member State competent authority for Germany, which is the Federal Institute for Occupational Safety and Health. On July 15, 2021, the countries submitted their restriction proposal, which informs ECHA of the intent to prepare a PFAS restriction dossier for fluorinated substances within a defined structural formula scope, including branched fluoroalkyl groups and substances containing ether linkages, fluoropolymers and side chain fluorinated polymers. The restriction dossier was submitted to ECHA in January 2023, and in February 2023 ECHA published a report and supporting annexes on the restriction proposal, which includes identified concerns for in-scope PFAS and their degradation products and the proposed restriction of a full ban with certain use-specific time-limited derogation periods. Comments were submitted from individuals and organizations during the consultation period in 2023 and the restriction dossier will be reviewed by the ECHA Risk Assessment Committee ("RAC") and Socio-economic Analysis Committees ("SEAC"). RAC and SEAC will focus on the different sectors that may be affected and elements of the proposal, and further meetings will be held in 2025. In August 2025, the five national authorities reviewed over 5,600 comments from the 2023 consultation and updated their original restriction proposal. This revised version, called the Background Document, is now the basis for ECHA's committee opinions and includes alternative restriction options instead of a full ban or a ban with time-limited derogations for certain applications. The document may still be updated further as the committees continue their evaluation. The estimated earliest entry into force of restrictions is 2027, contingent upon timely completion of the remaining steps in the EU Registration, Evaluation, Authorization, and Restriction of Chemicals ("REACH") restriction process.

Item 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to changes in foreign currency exchange rates because of our global operations. As a result, we have assets, liabilities, and cash flows denominated in a variety of foreign currencies. We also have variable rate indebtedness, which subjects us to interest rate risk. Additionally, we are also exposed to changes in the prices of certain commodities that we use in production. Changes in these rates and commodity prices may have an impact on our future cash flows and earnings. We manage these risks through our normal operating and financing activities and, when deemed appropriate, through the use of derivative financial instruments. We do not enter into derivative financial instruments for trading or speculative purposes.

By using derivative financial instruments, we are subject to credit and market risk. The fair values of the derivative financial instruments are determined by using valuation models whose inputs are derived using market observable inputs, and reflect the asset or liability position as of the end of each reporting period. When the fair value of a derivative contract is positive, the counterparty owes us, thus creating a receivable risk for us. We are exposed to counterparty credit risk in the event of non-performance by counterparties to our derivative agreements. We minimize counterparty credit (or repayment) risk by entering into transactions with major financial institutions of investment grade credit ratings.

Our risk management programs and the underlying exposures are closely correlated, such that the potential loss in value for the risk management portfolio described above would be largely offset by the changes in the value of the underlying exposures. Refer to "Note 26 – Financial Instruments" to the *Consolidated Financial Statements* for further information.

Foreign Currency Risks

We enter into foreign currency forward contracts to minimize the volatility in our earnings related to foreign exchange gains and losses resulting from remeasuring our monetary assets and liabilities that are denominated in non-functional currencies, and any gains and losses from the foreign currency forward contracts are intended to be offset by any gains or losses from the remeasurement of the underlying monetary assets and liabilities. These derivatives are stand-alone and, except as described below, have not been designated as a hedge. At December 31, 2025, we had 9 foreign currency forward contracts outstanding with an aggregate gross notional U.S. dollar equivalent of $170 million, the fair value of which amounted to less than $1 million. At December 31, 2024, we had 11 foreign currency forward contracts outstanding with an aggregate gross notional U.S. dollar equivalent of $196 million, the fair value of which amounted to less than $1 million. We recognized a net loss of less than $1 million, a net gain of $5 million and a net loss of $7 million for the years ended December 31, 2025, 2024 and 2023, respectively, within other income, net related to our non-designated foreign currency forward contracts.

We enter into certain qualifying foreign currency forward contracts under a cash flow hedge program to mitigate the risks associated with fluctuations in the euro against the U.S. dollar for forecasted U.S. dollar-denominated inventory purchases in certain of our international subsidiaries that use the euro as their functional currency. At December 31, 2025, we had 170 foreign currency forward contracts outstanding under our cash flow hedge program with an aggregate notional U.S. dollar equivalent of $214 million, the fair value of which amounted to negative $3 million. At December 31, 2024, we had 173 foreign currency forward contracts outstanding under our cash flow hedge program with an aggregate notional U.S. dollar equivalent of $178 million, the fair value of which amounted to $7 million. We recognized a pre-tax loss of $17 million, a pre-tax gain of $7 million, and a pre-tax loss of $2 million for the years ended December 31, 2025, 2024, and 2023, respectively, within accumulated other comprehensive loss. For the years ended December 31, 2025, 2024 and 2023, $1 million of loss, $1 million and $5 million of gain was reclassified to the cost of goods sold from accumulated other comprehensive loss, respectively.

We designated our euro-denominated debt as a hedge of our net investment in certain of our international subsidiaries that use the euro as their functional currency in order to reduce the volatility in stockholders' equity caused by changes in foreign currency exchange rates of the euro with respect to the U.S. dollar. We recognized a pre-tax loss of $56 million, a pre-tax gain of $47 million, and pre-tax loss of $27 million for the years ended December 31, 2025, 2024 and 2023, respectively, on our net investment hedge within accumulated other comprehensive loss.

Concurrently with the offering of the senior unsecured notes due January 2033, we entered into a cross-currency swap to effectively convert $600 million of the senior unsecured notes due January 2033 into a euro-denominated borrowing of €567 million at prevailing euro interest rates, the fair value of which amounted to $59 million at December 31, 2025. The foreign currency swap qualifies and has been designated as a net investment hedge of our foreign currency exchange rate exposure of the net investments of certain of our euro-denominated subsidiaries. We recognized pre-tax loss of $64 million for the year ended December 31, 2025 on its cross-currency swap within accumulated other comprehensive loss. No amount was reclassified from accumulated other comprehensive loss for our cross-currency swap for the year ended December 31, 2025.

Interest Rate Risk

We entered into interest rate swaps, to mitigate the volatility in our cash payments for interest due to fluctuations in the Secured Overnight Financing Rate ("SOFR"), as is applicable to the portion of our senior secured term loan facility denominated in U.S. dollars. At December 31, 2025, we had two interest rate swaps outstanding under our cash flow hedge program with an aggregate notional U.S. dollar equivalent of $300 million, the fair value of which amounted to negative $3 million. At December 31, 2024, we had two interest rate swaps outstanding under our cash flow hedge program with an aggregate notional U.S. dollar equivalent of $300 million, the fair value of which amounted to negative $3 million. We recognized a pre-tax loss of less than $1 million, a pre-tax gain of $9 million, and a pre-tax loss of $6 million for the years ended December 31, 2025, 2024 and 2023 within accumulated other comprehensive loss, respectively. For the years ended December 31, 2025, 2024 and 2023, $1 million of loss, $1 million and $4 million of gain was reclassified to interest expense, net from accumulated other comprehensive loss, respectively.

Concentration of Credit Risk

Our sales are not materially dependent on any single customer. At December 31, 2025, one individual customer balance represented approximately 7% of our total outstanding accounts and notes receivable balance. At December 31, 2024, no one individual customer balance represented more than 7% of our total outstanding accounts and notes receivable balance. Any credit risk associated with our accounts and notes receivable balance is representative of the geographic, industry, and customer diversity associated with our global businesses. As a result of our customer base being widely dispersed, we do not believe our exposure to credit-related losses related to our business as of December 31, 2025 and 2024 was material.

We also maintain strong credit controls in evaluating and granting customer credit. As a result, we may require that customers provide some type of financial guarantee in certain circumstances. The length of terms for customer credit varies by industry and region.

Commodities Risk

A portion of our products and raw materials are commodities whose prices fluctuate as market supply and demand fundamentals change. Accordingly, product margins and the level of our profitability tend to fluctuate with changes in the business cycle. We try to protect against such instability through various business strategies. These include provisions in sales contracts allowing us to pass on higher raw materials costs through timely price increases and formula price contracts to transfer or share commodity price risk. We did not have any commodity derivative financial instruments in place as of December 31, 2025 and 2024.

Item 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The financial statements and supplementary data required by this *Item 8 – Financial Statements and Supplementary Data* is incorporated by reference herein as set forth in *Item 15(a)(1) – Consolidated Financial Statements*.

Item 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

Item 9A. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We maintain disclosure controls and procedures designed to provide reasonable assurance that the information required to be disclosed in our reports filed or submitted under the Securities Exchange Act of 1934, as amended (the "Exchange Act") is recorded, processed, summarized, and reported within the time periods specified in the rules and forms of the U.S. Securities and Exchange Commission ("SEC"). These controls and procedures also provide reasonable assurance that information required to be disclosed in such reports is accumulated and communicated to management, including our CEO and Chief Financial Officer ("CFO"), to allow timely decisions regarding required disclosures.

As of December 31, 2025, our CEO and CFO, together with management, conducted an evaluation of the effectiveness of our disclosure controls and procedures as defined in Rule 13a-15(e) under the Exchange Act. Based on that evaluation, the CEO and CFO have concluded that these disclosure controls and procedures are effective at the reasonable assurance level.

Changes in Internal Control over Financial Reporting

There have been no changes in our internal control over financial reporting that occurred during the quarter ended December 31, 2025 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. OTHER INFORMATION

None of the Company's directors or officers adopted, modified, or terminated a Rule 10b5-1 trading arrangement or a non-Rule 10b5-1 trading arrangement during the Company's fiscal quarter ended December 31, 2025.

Item 9C. DISCLOSURE REGARDING FOREIGN JURSIDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

Item 10. DIRECTORS, EXECUTIVE OFFICERS, AND CORPORATE GOVERNANCE

Except for information concerning executive officers, which is included in Part I of this Annual Report on Form 10-K under the caption "Information About Our Executive Officers", the information about our directors required by this *Item 10 – Directors, Executive Officers, and Corporate Governance* is contained under the caption "Proposal 1 – Election of Directors" in the 2026 Proxy Statement, which we anticipate filing with the SEC within 120 days after the end of the fiscal year to which this report relates, and is incorporated herein by reference.

Information regarding our Audit Committee and our code of ethics is contained in the 2026 Proxy Statement under the captions "Corporate Governance" and "Board Structure and Committee Composition" and is incorporated herein by reference.

We have adopted an insider trading policy that governs the purchase, sale, and/or other transactions of our securities by our directors, officers and employees and the Company itself. A copy of our insider trading policy is filed as Exhibit 19 to this Annual Report on Form 10-K.

Item 11. EXECUTIVE COMPENSATION

The information required by this *Item 11 – Executive Compensation* is contained in the 2026 Proxy Statement under the captions "Executive Compensation", "Director Compensation", and "Compensation and Leadership Development Committee" and is incorporated herein by reference.

Item 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this *Item 12 – Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters* and not otherwise set forth below is contained in the 2026 Proxy Statement under the caption "Security Ownership of Certain Beneficial Owners and Management" and is incorporated herein by reference.

Securities authorized for issuance under equity compensation plans

(Shares in thousands)	December 31, 2025		
Plan Category	**Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants, and Rights (1)**	**Weighted-average Exercise Price of Outstanding Options, Warrants, and Rights (2)**	**Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (3)**
Equity compensation plans approved by security holders	6,759	$ 22.08	6,114,000

(1) Includes the approximate number of outstanding stock options, restricted stock units ("RSUs"), performance share units ("PSUs"), and performance stock options ("PSOs").

(2) Represents the weighted-average exercise price of outstanding stock options and PSOs only. RSUs and PSUs do not have associated exercise prices.

(3) Reflects the approximate shares available for issuance pursuant to The Chemours Company 2017 Equity and Incentive Plan (the "Equity Plan"), which was approved by our stockholders in 2017 and replaces The Chemours Company Equity and Incentive Plan. On April 28, 2021, stockholders approved an amendment and restatements of the Equity Plan to increase the number of shares reserved for issuance by 3,050,000. Following the amendment and restatement, the maximum number of shares of stock reserved for the grant or settlement of awards under the Equity Plan is 22,050,000.

Item 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this *Item 13 – Certain Relationships and Related Transactions, and Director Independence* is contained in the 2026 Proxy Statement under the captions "Director Independence" and "Certain Relationships and Transactions" and is incorporated herein by reference.

Item 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The information required by this *Item 14 – Principal Accounting Fees and Services* is contained in the 2026 Proxy Statement under the captions "Proposal 3 – Ratification of Selection of Independent Registered Public Accounting Firm", "Fees Paid to Independent Registered Public Accounting Firm", and "Audit Committee's Pre-Approval Policies and Procedures" and is incorporated herein by reference.

PART IV

Item 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)(1) Consolidated Financial Statements

Refer to the "Index to the *Consolidated Financial Statements*" commencing on page F-1 of this Annual Report on Form 10-K.

The report of our independent registered public accounting firm with respect to the above-referenced financial statements and their report on internal control over financial reporting is included on page F-2. Their consent appears as Exhibit 23 of this Form 10-K.

(a)(2) Financial Statement Schedule

Schedules not listed herein have been omitted because they are not required, not applicable, or the required information is otherwise included in the consolidated financial statements or notes thereto.

(a)(3) Exhibits

Refer to the "Exhibit Index" beginning on page 80 of this Annual Report on Form 10-K.

Item 16. FORM 10-K SUMMARY

None.

The Chemours Company

Exhibit Number	Description
2.1	Separation Agreement by and between E. I. du Pont de Nemours and Company and the Chemours Company (incorporated by reference to Exhibit 2 to the Company's Current Report on Form 8-K, as filed with the U.S. Securities and Exchange Commission on July 1, 2015).
2.1(1)	Amendment No. 1, dated August 24, 2017, to the Separation Agreement, dated as of July 1, 2015, by and between E. I. du Pont de Nemours and Company and The Chemours Company (incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K, as filed with the U.S. Securities and Exchange Commission on August 25, 2017).
2.2	Purchase and Sale Agreement, dated as of July 26, 2021, by and between The Chemours Company and Manchester Acquisition Sub LLC (incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K, as filed with the U.S. Securities and Exchange Commission on July 26, 2021).
3.1	Company's Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K, as filed with the U.S. Securities and Exchange Commission on July 1, 2015).
3.2	Company's Amended and Restated Bylaws (incorporated by reference to Exhibit 3.2 to the Company's Current Report on Form 8-K, as filed with the U.S. Securities and Exchange Commission on July 1, 2015).
4.1	Indenture (for senior debt securities), dated as of May 23, 2017, by and between The Chemours Company and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K, as filed with the U.S. Securities and Exchange Commission on May 23, 2017).
4.1(1)	First Supplemental Indenture, dated as of May 23, 2017, by and among The Chemours Company, the guarantors named therein and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K, as filed with the U.S. Securities and Exchange Commission on May 23, 2017).
4.1(2)	Second Supplemental Indenture, dated as of June 6, 2018, among The Chemours Company, the Guarantors named therein, U.S. Bank National Association, as trustee, Elavon Financial Services DAC, UK Branch, as paying agent, and Elavon Financial Services DAC, as registrar and transfer agent (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K, as filed with the U.S. Securities and Exchange Commission on June 6, 2018).
4.1(3)	Specimen 5.375% Senior Note due 2027 (incorporated by reference to Exhibit 4.3 to the Company's Current Report on Form 8-K, as filed with the U.S. Securities and Exchange Commission on May 23, 2017).
4.2	Indenture, dated as of November 27, 2020, between The Chemours Company and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K, as filed with the U.S. Securities and Exchange Commission on November 27, 2020).
4.2(1)	First Supplemental Indenture, dated as of November 27, 2020, among The Chemours Company, the guarantors named therein, and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K, as filed with the U.S. Securities and Exchange Commission on November 27, 2020).
4.2(2)	Second Supplemental Indenture, dated as of August 18, 2021, among The Chemours Company, the guarantors party thereto and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K, as filed with the U.S. Securities and Exchange Commission on August 18, 2021).
4.2(3)	Third Supplemental Indenture, dated as of November 27, 2024, among The Chemours Company, the guarantors party thereto and Deutsche Bank Trust Company Americas, as trustee (incorporated by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K, as filed with the U.S. Securities and Exchange Commission on November 27, 2024).
4.2(4)	Specimen 5.750% Senior Notes Due 2028 (included in Exhibit 4.2(1)).
4.2(5)	Specimen 4.625% Senior Notes Due 2029 (included in Exhibit 4.2(2)).
4.2(6)	Specimen 8.000% Senior Notes Due 2033 (included in Exhibit 4.2(3)).
4.2(7)	Instrument of Resignation, Appointment and Acceptance, dated as of August 1, 2022, between the Chemours Company, U.S. Bank National Association, as Retiring Trustee, and Deutsche Bank Trust Company Americas, as Successor Trustee (incorporated by reference to Exhibit 4.1 to the Company's Quarterly Report on Form 10-Q, as filed with the U.S. Securities and Exchange Commission on October 26, 2022).
4.3	Description of common stock (incorporated by reference to Exhibit 4.3 to the Company's Annual Report on Form 10-K, as filed with the U.S. Securities and Exchange Commission on February 14, 2020).
10.1	Second Amended and Restated Transition Services Agreement by and between E. I. du Pont de Nemours and Company and The Chemours Company (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, as filed with the U.S. Securities and Exchange Commission on July 1, 2015).
10.2	Tax Matters Agreement by and between E. I. du Pont de Nemours and Company and The Chemours Company (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K, as filed with the U.S. Securities and Exchange Commission on July 1, 2015).
10.3	Employee Matters Agreement by and between E. I. du Pont de Nemours and Company and The Chemours Company (incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K, as filed with the U.S. Securities and Exchange Commission on July 1, 2015).
10.4	Third Amended and Restated Intellectual Property Cross-License Agreement by and among E. I. du Pont de Nemours and Company, The Chemours Company FC and The Chemours Company TT, LLC (incorporated by reference to Exhibit 10.4 to the Company's Current Report on Form 8-K, as filed with the U.S. Securities and Exchange Commission on July 1, 2015).
10.5	Amendment and Restatement Agreement, dated as of August 18, 2023, among The Chemours Company, the Lenders and Issuing Banks party thereto and JPMorgan Chase Bank, N.A., as Administrative Agent. (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, as filed with the U.S. Securities and Exchange Commission on August 23, 2023).
10.6	Amendment No. 1, dated as of November 29, 2024, among The Chemours Company, the other Loan Parties, and the Lenders party thereto and JPMorgan Chase Bank, N.A., as Administrative Agent, to the Second Amended and Restated Credit Agreement dated as of August 18, 2023 (incorporated by reference to Exhibit 10.15 to the Company's Annual Report on Form 10-K, as filed with the U.S. Securities and Exchange Commission on February 18, 2025).

The Chemours Company

Exhibit Number	Description
10.7	Amendment No. 2, dated as of December 13, 2024, among The Chemours Company, the other Loan Parties, and the Lenders party thereto and JPMorgan Chase Bank, N.A., as Administrative Agent, to the Second Amended and Restated Credit Agreement dated as of August 18, 2023 (incorporated by reference to Exhibit 10.16 to the Company's Annual Report on Form 10-K, as filed with the U.S. Securities and Exchange Commission on February 18, 2025).
10.8	Amendment No. 3, dated as of May 2, 2025, among The Chemours Company, the other Loan Parties, and the Lenders party thereto and JPMorgan Chase Bank, N.A., as Administrative Agent, to the Second Amended and Restated Credit Agreement dated as of August 18, 2023 (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q, as filed with the U.S. Securities and Exchange Commission on May 6, 2025).
10.9	Amendment No. 4, dated as of October 15, 2025, by and among The Chemours Company, The Chemours Company FC, LLC, the Lenders party thereto and JPMorgan Chase Bank, N.A., as Administrative Agent, to the Second Amended and Restated Credit Agreement dated as of August 18, 2023 (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, as filed with the U.S. Securities and Exchange Commission on October 16, 2025).
10.10*	The Chemours Company Equity and Incentive Plan (incorporated by reference to Exhibit 4.1 to the Company's Form S-8 (File No. 333-205391, as filed with the U.S. Securities and Exchange Commission on July 1, 2015).
10.11*	The Chemours Company Retirement Savings Restoration Plan (incorporated by reference to Exhibit 10.5 to the Company's Current Report on Form 8-K, as filed with the U.S. Securities and Exchange Commission on July 1, 2015).
10.12*	The Chemours Company Management Deferred Compensation Plan (incorporated by reference to Exhibit 4.1 to the Company's Form S-8 (File No. 333-205393), as filed with the U.S. Securities and Exchange Commission on July 1, 2015).
10.13(1)*	The Chemours Company Stock Accumulation and Deferred Compensation Plan for Directors (incorporated by reference to Exhibit 4.1 to the Company's Form S-8 (File No. 333-205392), as filed with the U.S. Securities and Exchange Commission on July 1, 2015).
10.13(2)*	The Chemours Company Stock Accumulation and Deferred Compensation Plan for Directors (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q, as filed with the U.S. Securities and Exchange Commission on May 4, 2018).
10.14*	The Chemours Company Senior Executive Severance Plan (incorporated by reference to Exhibit 10.20 to the company's Amendment No. 3 to Form 10, as filed with the U.S. Securities and Exchange Commission on May 13, 2015).
10.15	The Chemours Company Executive Severance Policy, dated as of October 28, 2025 (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, as filed with the U.S. Securities and Exchange Commission on October 31, 2025).
10.16*	Form of Option Award Terms under the Company's Equity and Incentive Plan (incorporated by reference to Exhibit 10.21 to the company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2015).
10.17*	Form of Restricted Stock Unit Terms under the Company's Equity and Incentive Plan (incorporated by reference to Exhibit 10.22 to the Company's Quarterly Report on Form 10-Q, as filed with the U.S. Securities and Exchange Commission on August 6, 2015).
10.18*	Form of Stock Appreciation Right Terms under the Company's Equity and Incentive Plan (incorporated by reference to Exhibit 10.23 to the Company's Quarterly Report on Form 10-Q, as filed with the U.S. Securities and Exchange Commission on August 6, 2015).
10.19(1)*	Form of Restricted Stock Unit Terms for Non-Employee Directors under the Company's Equity Incentive Plan (incorporated by reference to Exhibit 10.24 to the Company's Quarterly Report on Form 10-Q, as filed with the U.S. Securities and Exchange Commission on August 6, 2015).
10.19(2)*	Form of Deferred Stock Unit Terms for Non-Employee Directors under the Company's Equity and Incentive Plan (incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q, as filed with the U.S. Securities and Exchange Commission on May 4, 2018).
10.20*	Form of Performance-Based Restricted Stock Unit Terms for August 2015 (incorporated by reference to Exhibit 10.25 to the company's Quarterly Report on Form 10-Q, as filed with the U.S. Securities and Exchange Commission on November 5, 2015).
10.21*	Form of Performance Share Unit Award Terms under the Company's Equity and Incentive Plan (incorporated by reference to Exhibit 10.26 to the company's Annual Report on Form 10-K, as filed with the U.S. Securities and Exchange Commission on February 25, 2016).
10.22*	Form of Cash Performance Award Terms under the Company's Equity and Incentive Plan (incorporated by reference to Exhibit 10.27 to the company's Annual Report on Form 10-K, as filed with the U.S. Securities and Exchange Commission on February 25, 2016).
10.23*	Form of Indemnification Agreement for officers and directors (incorporated by reference to Exhibit 10.28 to the company's Annual Report on Form 10-K, as filed with the U.S. Securities and Exchange Commission on February 25, 2016).
10.24	Letter Agreement dated January 28, 2016 by and between The Chemours Company and E. I. du Pont de Nemours and Company (incorporated by reference to Item 10.2 to the Company's Current Report on Form 8-K, as filed with the U.S. Securities and Exchange Commission on February 23, 2016).
10.25*	Form of Option Award Terms under the Company's Equity Incentive Plan for grantees located in the U.S. (incorporated by reference to Exhibit 10.31 to the Company's Annual Report on Form 10-K, as filed with the U.S. Securities and Exchange Commission on February 17, 2017).
10.26*	Form of Option Award Terms under the Company's Equity Incentive Plan for grantees located outside the U.S. (incorporated by reference to Exhibit 10.32 to the Company's Annual Report on Form 10-K, as filed with the U.S. Securities and Exchange Commission on February 17, 2017).
10.27*	Form of Award Terms of Time-Vested Restricted Stock Units under the Company's Equity Incentive Plan for grantees located in the U.S. (incorporated by reference to Exhibit 10.33 to the Company's Annual Report on Form 10-K, as filed with the U.S. Securities and Exchange Commission on February 17, 2017).
10.28*	Form of Award Terms of Time-Vested Restricted Stock Units under the Company's Equity Incentive Plan for grantees located outside the U.S. (incorporated by reference to Exhibit 10.34 to the Company's Annual Report on Form 10-K, as filed with the U.S. Securities and Exchange Commission on February 17, 2017).
10.29*	Form of Award Terms of Performance Share Units under the Company's Equity Incentive Plan (incorporated by reference to Exhibit 10.35 to the Company's Annual Report on Form 10-K, as filed with the U.S. Securities and Exchange Commission on February 17, 2017).

Exhibit Number	Description
10.30*	The Chemours Company 2017 Equity and Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, as filed with the U.S. Securities and Exchange Commission on May 1, 2017).
10.31	Memorandum of Understanding, dated January 22, 2021, by and among The Chemours Company, Corteva, Inc., E. I. du Pont de Nemours and Company and DuPont de Nemours, Inc. (f/k/a DowDuPont Inc.) (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, as filed with the U.S. Securities and Exchange Commission on January 22, 2021).
10.32	Settlement Agreement, Limited Release, Waiver and Covenant Not to Sue, dated July 13, 2021, by and among The Chemours Company, Corteva, Inc., E.I. du Pont De Nemours and Company, DuPont de Nemours, Inc, and the State of Delaware (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, as filed with the U.S. Securities and Exchange Commission on July 13, 2021).
10.33(1)*	Special Employment and Separation Agreement and Release between David C. Shelton and the Company, dated as of August 19, 2022 (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, as filed with the U.S. Securities and Exchange Commission on August 19, 2022).
10.33(2)*	Amendment to the Special Employment and Separation Agreement and Release between David C. Shelton and the Company, dated as of December 19, 2023. (incorporated by reference to Exhibit 10.41(2) to the Company's Annual Report on Form 10-K for the year ended December 31, 2023).
10.34	Settlement Agreement, dated June 30 2023, by and among The Chemours Company, The Chemours Company FC, LLC, DuPont de Nemours, Inc., Corteva Inc. and E. I. du Pont de Nemours and Company n/k/a EIDP, Inc. and representatives of certain U.S. public water systems as set out therein (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, as filed with the U.S. Securities and Exchange Commission on June 30, 2023).
10.35*	Special Employment and Separation Agreement and Release between Susan Kelliher and the Company, dated as of September 25, 2023 (incorporated by reference to Exhibit 10.43 to the Company's Annual Report on Form 10-K for the year ended December 31, 2023).
10.36*	Separation and Release Agreement, dated as of March 22, 2024, by and between The Chemours Company and Mark E. Newman (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, as filed with the U.S. Securities and Exchange Commission on March 25, 2024).
10.37*	Separation and Release Agreement, dated as of April 23, 2024, by and between The Chemours Company and Jonathan S. Lock (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, as filed with the U.S. Securities and Exchange Commission on April 25, 2024).
10.38	Form of Judicial Consent Order, dated August 3, 2025 and Exhibit A (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, as filed with the U.S. Securities and Exchange Commission on August 4, 2025).
10.39	PFAS Insurance Memorandum of Understanding, dated August 3, 2025 by and among The Chemours Company, Corteva, Inc. and DuPont de Nemours, Inc. (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K, as filed with the U.S. Securities and Exchange Commission on August 4, 2025).
19	Insider Trading Policy (incorporated by reference to Exhibit 19 to the Company's Annual Report on Form 10-K, as filed with the U.S. Securities and Exchange Commission on February 18, 2025).
21	Subsidiaries of the Registrant.
22	List of Guarantor Subsidiaries.
23	Consent of Independent Registered Public Accounting Firm.
31.1	Rule 13a-14(a)/15d-14(a) Certification of the Company's Principal Executive Officer.
31.2	Rule 13a-14(a)/15d-14(a) Certification of the Company's Principal Financial Officer.
32.1	Section 1350 Certification of the Company's Principal Executive Officer. The information contained in this Exhibit shall not be deemed filed with the Securities and Exchange Commission nor incorporated by reference in any registration statement filed by the registrant under the Securities Act of 1933, as amended.
32.2	Section 1350 Certification of the Company's Principal Financial Officer. The information contained in this Exhibit shall not be deemed filed with the Securities and Exchange Commission nor incorporated by reference in any registration statement filed by the registrant under the Securities Act of 1933, as amended.
95	Mine Safety Disclosures.
97	Incentive-Based Compensation Clawback Policy for Executive Officers (incorporated by reference to Exhibit 97 to the Company's Annual Report on Form 10-K, as filed with the U.S. Securities and Exchange Commission on March 27, 2024).
101.INS	XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema With Embedded Linkbase Documents.
104	The cover page from the Company's Annual Report on Form 10-K for the year ended December 31, 2024, which has been formatted in Inline XBRL and included within Exhibit 101.

---

* Management contract or compensatory plan or arrangement.

The Chemours Company

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE CHEMOURS COMPANY
(Registrant)

Date: February 24, 2026

By: /s/ Shane Hostetter
Shane Hostetter
Senior Vice President, Chief Financial Officer
(As Duly Authorized Officer and Principal Financial Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant in the capacities and on the dates indicated:

Signature	Title(s)	Date
/s/ Denise Dignam Denise Dignam	President, Chief Executive Officer, and Director (Principal Executive Officer)	February 24, 2026
/s/ Shane Hostetter Shane Hostetter	Senior Vice President, Chief Financial Officer (Principal Financial Officer)	February 24, 2026
/s/ David Will David Will	Vice President and Controller (Principal Accounting Officer)	February 24, 2026
/s/ Mary B. Cranston Mary B. Cranston	Chair of the Board	February 24, 2026
/s/ George R. Brokaw George R. Brokaw	Director	February 24, 2026
/s/ Alister Cowan Alister Cowan	Director	February 24, 2026
/s/ Pamela Fletcher Pamela Fletcher	Director	February 24, 2026
/s/ Erin N. Kane Erin N. Kane	Director	February 24, 2026
/s/ Joseph D. Kava Joseph D. Kava	Director	February 24, 2026
/s/ Sean D. Keohane Sean D. Keohane	Director	February 24, 2026
/s/ Courtney R. Mather Courtney R. Mather	Director	February 24, 2026
/s/ Livingston Satterthwaite Livingston Satterthwaite	Director	February 24, 2026
/s/ Leslie M. Turner Leslie M. Turner	Director	February 24, 2026

The Chemours Company

INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of The Chemours Company

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of The Chemours Company and its subsidiaries (the "Company") as of December 31, 2025 and 2024, and the related consolidated statements of operations, of comprehensive (loss) income, of stockholders' equity and of cash flows for each of the three years in the period ended December 31, 2025, including the related notes (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Evaluation of Per- and Polyfluoroalkyl Substances (PFAS) Environmental Remediation Liabilities

As described in Notes 3 and 22 to the consolidated financial statements, the Company's environmental remediation liabilities for future environmental expenditures were $618 million as of December 31, 2025, the majority of which related to PFAS matters. Management accrues for environmental remediation matters when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated. Where the available information is only sufficient to establish a range of probable liability, and no point within the range is more likely than any other, the lower end of the range has been used. Estimated liabilities are determined based on existing remediation laws and technologies and the Company's estimated cost to perform the planned remedial response and the time period over which remediation activities will occur, which are derived from environmental studies, sampling, testing, and analyses. From time to time, management may engage third parties ("management's specialists") to assist in obtaining and/or evaluating relevant data and assumptions when estimating the Company's remediation liabilities. The liabilities, which are undiscounted, are adjusted periodically as remediation efforts progress and as additional technological, regulatory, and legal information becomes available. Costs related to environmental remediation are charged to expense in the period that the associated liability is accrued and are reflected as a component of the cost of goods sold for on-site remediation costs or as a component of selling, general, and administrative expense for off-site remediation costs. When the aggregate amount of the liability, or component, and the amount and timing of cash payments for the liability, or component, are fixed or reliably determinable, the amounts are discounted using the risk-free rate. If the amount or timing are not fixed or reliably determinable, the accrued liabilities are undiscounted. Other environmental costs are also charged to expense in the period incurred, unless they extend the useful life of the property, increase the property's capacity, and/or reduce or prevent contamination from future operations, in which case they are capitalized and amortized.

The principal considerations for our determination that performing procedures relating to PFAS environmental remediation liabilities is a critical audit matter are (i) the significant judgment by management, including the use of management's specialists, in estimating the environmental remediation liabilities; (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management's significant assumptions related to estimated cost to perform the planned remedial response and the time period over which remediation activities will occur; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management's process to estimate PFAS environmental remediation liabilities, including controls related to the monitoring of the recorded liability as compared to remedial activities required by regulatory authorities and/or planned by the Company, as well as the related financial statement disclosures. These procedures also included, among others, associated with the Company's planned remediation activities for certain sites, (i) testing management's process for estimating the environmental remediation liabilities; (ii) testing the reasonableness of management's significant assumptions related to estimated cost to perform the planned remedial response and the time period over which remediation will occur; (iii) evaluating the appropriateness of management's methods for estimating the environmental remediation liabilities; (iv) testing the completeness and accuracy of underlying data provided by management; (v) obtaining and evaluating responses to letters of audit inquiry from external legal counsel; and (vi) evaluating the sufficiency of the Company's disclosures related to the matters. Evaluating the reasonableness of management's assumptions related to (i) estimated cost to perform the planned remedial response involved comparing the cost estimates developed by management to third party evidence, as well as comparing actual and historical costs used to develop the estimates, as applicable, and (ii) the time period over which the remediation will occur involved comparing the Company's planned remediation activities to those communicated to regulatory authorities and to those commonly observed in conducting remediation. The work of management's specialists was used in performing certain procedures to evaluate the reasonableness of certain data used in estimating costs for certain remedial activities. As a basis for using this work, the specialists' qualifications were understood and the Company's relationship with the specialists was assessed. The procedures performed also included evaluation of the methods and assumptions used by the specialists, tests of the completeness and accuracy of certain data used by the specialists, and an evaluation of the specialists' findings. Professionals with specialized skills and knowledge were used to assist in evaluating the appropriateness of management's methods for estimating the environmental remediation liabilities and the reasonableness of the significant assumptions related to estimated cost to perform the planned remedial responses and the time period over which remediation will occur.

PFAS - Accrued Litigation Liabilities and Disclosures

As described in Notes 3 and 22 to the consolidated financial statements, the Company's accrued litigation liabilities was $484 million as of December 31, 2025, of which $361 million relates to PFAS-related legal matters. These liabilities represent management's estimate of probable loss for PFAS-related litigation matters. Management accrues for litigation matters when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated. Where the available information is only sufficient to establish a range of probable liability, and no point within the range is more likely than any other, the lower end of the range has been used. When a material loss contingency is reasonably possible, but not probable, the Company does not record a liability, but instead discloses the nature of the matter and an estimate of the loss or range of loss, to the extent such estimate can be made. Significant judgment is required in both the determination of probability and whether a loss or range of loss is reasonably estimable. The Company's judgments are subjective based on the status of the legal or regulatory proceedings, the merits of the Company's defenses and consultation with in-house and outside legal counsel. Because of substantial uncertainties related to these matters, accruals are based on the best information available each period, including, among others, mediation, settlement discussions or agreements. Litigation-related liabilities and expenditures include legal matters that are liabilities of E.I. DuPont de Nemours and Company ("EID") and its subsidiaries, which Chemours may be required to indemnify pursuant to the separation-related agreements executed prior to the separation with EID on July 1, 2015. Because litigation is subject to significant uncertainties, and adverse rulings, judgments or other outcomes could occur in the future, it is reasonably possible that the Company could incur losses substantially in excess of accrued liabilities or with respect to matters for which no liability has been accrued because losses are not currently probable and reasonably estimable.

The principal considerations for our determination that performing procedures relating to PFAS accrued litigation liabilities and disclosures is a critical audit matter are (i) the significant judgment by management when (a) assessing whether a loss is reasonably possible or probable, (b) assessing whether the loss or range of loss can be reasonably estimated, and (c) developing the estimated loss for each PFAS-related litigation matter; and (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating audit evidence related to management's assessment of the liabilities and disclosures related to PFAS litigation matters.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management's assessment of the liabilities related to PFAS accrued litigation, including controls over determining whether a loss is reasonably possible or probable and whether the loss or range of loss can be reasonably estimated, as well as the related financial statement disclosures. These procedures also included, among others, (i) obtaining and evaluating the status of significant known and potential litigation and settlement activity based on inquiry of internal legal counsel, as well as external legal counsel, when deemed necessary; (ii) obtaining and evaluating relevant PFAS-related judgments, court filings and orders, memorandums of understanding, letters of intent and settlement agreements; (iii) evaluating the reasonableness of management's assessment regarding whether an unfavorable outcome is reasonably possible or probable and reasonably estimable; and (iv) evaluating the sufficiency of the Company's disclosures related to PFAS-related litigation matters.

/s/ PricewaterhouseCoopers LLP

Philadelphia, Pennsylvania
February 24, 2026

We have served as the Company's auditor since 2014.

The Chemours Company
Consolidated Statements of Operations
(Dollars in millions, except per share amounts)

		Year Ended December 31,				
		2025		2024		2023
Net sales	$	5,808	$	5,782	$	6,078
Cost of goods sold		4,906		4,640		4,776
Gross profit		902		1,142		1,302
Selling, general, and administrative expense		799		598		1,286
Research and development expense		108		109		108
Restructuring, asset-related, and other charges		59		60		153
Goodwill impairment charge		—		56		—
Total other operating expenses		966		823		1,547
Equity in earnings of affiliates		35		43		45
Interest expense, net		(269)		(263)		(208)
Loss on extinguishment of debt		(5)		(1)		(1)
Other income, net		26		8		91
(Loss) income before income taxes		(277)		106		(318)
Provision for (benefit from) income taxes		109		37		(66)
Net (loss) income		(386)		69		(252)
Less: Net income attributable to non-controlling interests		—		—		1
Net (loss) income attributable to Chemours	$	(386)	$	69	$	(253)
Per share data						
Basic (loss) earnings per share of common stock	$	(2.57)	$	0.46	$	(1.70)
Diluted (loss) earnings per share of common stock		(2.57)		0.46		(1.70)

See accompanying notes to the consolidated financial statements.

The Chemours Company
Consolidated Statements of Comprehensive (Loss) Income
(Dollars in millions)

Year Ended December 31,

	2025			2024			2023		
	Pre-tax	Tax	After-tax	Pre-tax	Tax	After-tax	Pre-tax	Tax	After-tax
Net (loss) income			$ (386)			$ 69			$ (252)
Other comprehensive income (loss):									
Hedging activities:									
Unrealized (loss) gain on net investment hedge	$ (120)	$ 30	(90)	$ 52	$ (13)	39	$ (27)	$ 8	(19)
Unrealized (loss) gain on cash flow hedge	(17)	3	(14)	16	(3)	13	(8)	2	(6)
Reclassifications to net income - cash flow hedge	3	(1)	2	(2)	1	(1)	(9)	1	(8)
Hedging activities, net	(134)	32	(102)	66	(15)	51	(44)	11	(33)
Cumulative translation adjustment	210	—	210	(180)	—	(180)	94	—	94
Defined benefit plans:									
Additions to accumulated other comprehensive income (loss):									
Net gain (loss)	30	(7)	23	35	(9)	26	(4)	1	(3)
Prior service benefit	—	—	—	1	—	1	—	—	—
Curtailment gain	—	—	—	2	—	2	11	(1)	10
Effect of foreign exchange rates	(8)	—	(8)	4	—	4	(3)	—	(3)
Reclassifications to net income:									
Amortization of actuarial loss	3	—	3	8	(2)	6	9	(1)	8
Amortization of prior service gain	(1)	—	(1)	(2)	—	(2)	(3)	—	(3)
Curtailment/settlement gain	(2)	—	(2)	(1)	—	(1)	(1)	—	(1)
Defined benefit plans, net	$ 22	$ (7)	15	$ 47	$ (11)	36	$ 9	$ (1)	8
Other comprehensive income (loss)			123			(93)			69
Comprehensive loss			(263)			(24)			(183)
Less: Comprehensive income attributable to non-controlling interests			—			—			1
Comprehensive loss attributable to Chemours			$ (263)			$ (24)			$ (184)

See accompanying notes to the consolidated financial statements.

The Chemours Company
Consolidated Balance Sheets
(Dollars in millions, except per share amounts)

	December 31,		
	2025		**2024**
Assets			
Current assets:			
Cash and cash equivalents	$ 670	$	713
Restricted cash and restricted cash equivalents	2		—
Accounts and notes receivable, net	679		770
Inventories	1,569		1,463
Prepaid expenses and other	80		71
Assets held for sale	1		—
Total current assets	3,001		3,017
Property, plant, and equipment	9,920		9,577
Less: Accumulated depreciation	(6,842)		(6,389)
Property, plant, and equipment, net	3,078		3,188
Operating lease right-of-use assets	271		265
Goodwill	46		46
Other intangible assets, net	2		3
Investments in affiliates	160		152
Assets held for sale, non-current	21		—
Restricted cash and restricted cash equivalents	52		50
Other assets	751		788
Total assets	$ 7,382	$	7,509
Liabilities			
Current liabilities:			
Accounts payable	$ 954	$	1,156
Compensation and other employee-related cost	96		99
Short-term and current maturities of long-term debt	42		54
Current environmental remediation	88		115
Other accrued liabilities	506		396
Total current liabilities	1,686		1,820
Long-term debt, net	4,099		4,059
Operating lease liabilities	191		198
Long-term environmental remediation	530		456
Deferred income taxes	37		35
Other liabilities	588		369
Total liabilities	7,131		6,937
Commitments and contingent liabilities			
Equity			
Common stock (par value $0.01 per share; 810,000,000 shares authorized; 198,720,786 shares issued and 149,893,993 shares outstanding at December 31, 2025; 198,300,033 shares issued and 149,428,431 shares outstanding at December 31, 2024)	2		2
Treasury stock, at cost (48,826,793 shares at December 31, 2025; 48,871,602 shares at December 31, 2024)	(1,802)		(1,804)
Additional paid-in capital	1,074		1,055
Retained earnings	1,220		1,685
Accumulated other comprehensive loss	(244)		(367)
Total Chemours stockholders' equity	250		571
Non-controlling interests	1		1
Total equity	251		572
Total liabilities and equity	$ 7,382	$	7,509

See accompanying notes to the consolidated financial statements.

The Chemours Company
Consolidated Statements of Stockholders' Equity
(Dollars in millions, except per share amounts)

	Common Stock		Treasury Stock		Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive (Loss) Income	Non-controlling Interests	Total Equity
	Shares	Amount	Shares	Amount					
Balance at January 1, 2023	195,375,810	$ 2	46,871,780	$ (1,738)	$ 1,016	$ 2,169	$ (343)	$ —	$ 1,106
Common stock issued - compensation plans	990,745	—	(47,801)	1	(1)	(1)	—	—	(1)
Exercise of stock options	1,153,229	—	—	—	19	—	—	—	19
Purchases of treasury stock, at cost	—	—	2,108,408	(69)	—				(69)
Stock-based compensation expense	—	—	—	—	18	—	—	—	18
Cancellation of unissued stock awards withheld to cover taxes	—	—	—	—	(19)	—	—	—	(19)
Net loss	—	—	—	—	—	(253)	—	1	(252)
Dividends declared on common shares ($1.00 per share)	—	—	—	—	—	(149)	—	—	(149)
Contributions by non-controlling interests	—	—	—	—	—	—	—	1	1
Other comprehensive income	—	—	—	—	—	—	69	—	69
Balance at December 31, 2023	197,519,784	2	48,932,387	(1,806)	1,033	1,766	(274)	2	723
Common stock issued - compensation plans	327,627	—	(60,785)	2	1	(2)	—	—	1
Exercise of stock options	452,622	—	—	—	9	—	—	—	9
Stock-based compensation expense	—	—	—	—	15	—	—	—	15
Cancellation of unissued stock awards withheld to cover taxes	—	—	—	—	(3)	—	—	—	(3)
Net Income (loss)	—	—	—	—	—	69	—	—	69
Dividends declared on common shares ($1.00 per share)	—	—	—	—	—	(148)	—	—	(148)
Dividends to non-controlling interests	—	—	—	—	—	—	—	(1)	(1)
Other comprehensive loss	—	—	—	—	—	—	(93)	—	(93)
Balance at December 31, 2024	198,300,033	2	48,871,602	(1,804)	1,055	1,685	(367)	1	572
Common stock issued - compensation plans	398,933	—	(44,809)	2	(1)	(1)	—	—	—
Exercise of stock options	21,820	—	—	—	—	—	—	—	—
Stock-based compensation expense	—	—	—	—	21	—	—	—	21
Cancellation of unissued stock awards withheld to cover taxes	—	—	—	—	(1)	—	—	—	(1)
Net loss	—	—	—	—	—	(386)	—	—	(386)
Dividends declared on common shares ($0.5125 per share)	—	—	—	—	—	(78)	—	—	(78)
Dividends to non-controlling interests	—	—	—	—	—	—	—	—	—
Other comprehensive income	—	—	—	—	—	—	123	—	123
Balance at December 31, 2025	198,720,786	$ 2	48,826,793	$ (1,802)	$ 1,074	$ 1,220	$ (244)	$ 1	$ 251

See accompanying notes to the consolidated financial statements.

The Chemours Company
Consolidated Statements of Cash Flows
(Dollars in millions)

		Year Ended December 31,				
		2025		**2024**		**2023**
Cash flows from operating activities						
Net (loss) income	$	(386)	$	69	$	(252)
Adjustments to reconcile net income to cash provided by operating activities:						
Depreciation and amortization		340		292		309
Gain on sales of assets and businesses, net		(8)		(3)		(110)
Equity in earnings of affiliates, net		(7)		(1)		11
Loss (gain) on extinguishment of debt		5		1		1
Amortization of debt issuance costs and issue discounts		11		12		9
Deferred tax provision (benefit)		64		(31)		(143)
Asset-related charges		32		27		95
Stock-based compensation expense		21		15		18
Net periodic pension (income) cost		(2)		6		9
Defined benefit plan contributions		(2)		(12)		(10)
Other operating charges and credits, net		18		(42)		1
Goodwill impairment		—		56		—
Increase (decrease) in operating assets:						
Accounts and notes receivable, net		106		(139)		(14)
Inventories and other current operating assets		(106)		(140)		61
Other non-current operating assets		66		(98)		—
(Decrease) increase in operating liabilities:						
Accounts payable		(165)		4		(74)
Other current operating liabilities		(3)		(660)		642
Non-current operating liabilities		280		11		3
Cash provided by (used for) operating activities		264		(633)		556
Cash flows from investing activities						
Purchases of property, plant, and equipment		(213)		(360)		(370)
Proceeds from sales of assets and businesses, net of cash divested		7		3		143
Foreign exchange contract settlements, net		(1)		2		(8)
Other investing activities		1		2		6
Cash used for investing activities		(206)		(353)		(229)
Cash flows from financing activities						
Proceeds from issuance of debt, net		748		606		648
Debt repayments		(787)		(490)		(280)
Payments of debt issuance costs		(7)		(9)		(4)
Payments on finance leases		(14)		(12)		(11)
Proceeds from supplier financing programs		80		93		123
Payments to supplier financing program		(88)		(102)		(87)
Purchases of treasury stock, at cost		—		—		(69)
Proceeds from exercised stock options		—		9		19
Payments related to tax withheld on vested stock awards		(1)		(3)		(19)
Payments of dividends to the Company's common shareholders		(78)		(148)		(149)
(Distributions to) cash received from non-controlling interest shareholders		—		(1)		1
Other financing activities		21		21		—
Cash (used for) provided by financing activities		(126)		(36)		172
Effect of exchange rate changes on cash, cash equivalents, restricted cash and restricted cash equivalents		29		(22)		4
(Decrease) increase in cash, cash equivalents, restricted cash and restricted cash equivalents		(39)		(1,044)		503
Cash, cash equivalents, restricted cash, and restricted cash equivalents at January 1,		763		1,807		1,304
Cash, cash equivalents, restricted cash, and restricted cash equivalents at December 31,	$	724	$	763	$	1,807
Supplemental cash flows information						
Cash paid during the year for:						
Interest, net of amounts capitalized	$	251	$	267	$	223
Income taxes, net of refunds		74		82		63
Non-cash investing and financing activities:						
Purchases of property, plant, and equipment included in accounts payable	$	33	$	88	$	82

See accompanying notes to the consolidated financial statements.

The Chemours Company
Notes to the Consolidated Financial Statements
(Dollars in millions, except per share amounts and par values)

Note 1. Background and Description of the Business

The Chemours Company ("Chemours", or the "Company") is a leading, global provider of performance chemicals that are key inputs in end-products and processes in a variety of industries. The Company delivers customized solutions with a wide range of industrial and specialty chemical products for markets, including coatings, plastics, refrigeration and air conditioning, transportation, semiconductor and consumer electronics, general industrial, and oil and gas. The Company's principal products include refrigerants, titanium dioxide ("TiO_2") pigment and industrial fluoropolymer resins. Chemours manages and reports its operating results through its three principal reportable segments: Thermal & Specialized Solutions, Titanium Technologies, and Advanced Performance Materials. The Thermal & Specialized Solutions segment is a leading, global provider of refrigerants, thermal management solutions, propellants, blowing agents, and specialty solvents. The Titanium Technologies segment is a leading, global provider of TiO_2 pigment, a premium white pigment used to deliver whiteness, brightness, opacity, durability, efficiency and protection across a variety of applications. The Advanced Performance Materials segment is a leading, global provider of high-end polymers and advanced materials that deliver unique attributes, including low friction coefficients, extreme temperature resistance, weather resistance, ultraviolet and chemical resistance, and electrical insulation. The Other Segment includes the Performance Chemicals and Intermediates business.

Chemours has manufacturing facilities, sales centers, administrative offices, and warehouses located throughout the world. Chemours' operations are primarily located in the U.S., Canada, Mexico, Brazil, the Netherlands, Belgium, China, Japan, Switzerland, Singapore, Hong Kong, India, and France. At December 31, 2025, the Company operated 28 major production facilities globally, of which 8 were dedicated to Thermal & Specialized Solutions, seven were dedicated to Titanium Technologies, and 10 were dedicated to Advanced Performance Materials, and three supported multiple segments.

Chemours began operating as an independent company on July 1, 2015 (the "Separation Date") after separating from E.I. DuPont de Nemours and Company ("EID") (the "Separation"). The Separation was completed pursuant to a separation agreement and other agreements with EID, including an employee matters agreement, a tax matters agreement, a transition services agreement, and an intellectual property cross-license agreement. These agreements govern the relationship between Chemours and EID following the Separation and provided for the allocation of various assets, liabilities, rights, and obligations at the Separation Date. On August 31, 2017, EID completed a merger with The Dow Chemical Company ("Dow"). Following their merger, EID and Dow engaged in a series of reorganization steps and, in 2019, separated into three publicly-traded companies named Dow Inc., DuPont de Nemours, Inc. ("DuPont"), and Corteva, Inc. ("Corteva"). Effective January 1, 2023, EID changed its name to EIDP, Inc.

Unless the context otherwise requires, references herein to "The Chemours Company", "Chemours", "the Company", "our Company", "we", "us", and "our" refer to The Chemours Company and its consolidated subsidiaries. References herein to "EID" refer to EIDP, Inc., formerly known as EID, which is Chemours' former parent company and is now a subsidiary of Corteva.

Note 2. Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). In the opinion of management, all adjustments (consisting of normal, recurring adjustments) considered necessary for a fair presentation of the Company's financial position and results of operations have been included for the periods presented herein. The notes that follow are an integral part of the Company's consolidated financial statements.

Certain prior period amounts have been reclassified to conform to the current period presentation, the effect of which was not material to the Company's consolidated financial statements.

The Chemours Company
Notes to the Consolidated Financial Statements
(Dollars in millions, except per share amounts and par values)

Revision of Previously Issued Financial Statements

As previously disclosed in the Company's Form 10-Q for the quarter ended March 31, 2025, during the financial close process for the first quarter of 2025, the Company identified immaterial errors related primarily to the timing of cost of goods sold ("COGS") recognition, including U.S. rail freight and certain raw material inventory. These errors impacted previously issued financial statements beginning as of January 1, 2023, and subsequent quarterly and annual reporting periods through December 31, 2024. The Company assessed the materiality of these errors, as well as all other previously identified immaterial errors which impact previously issued financial statements beginning as of January 1, 2023, and subsequent quarterly and annual reporting periods through December 31, 2024. This included the previously disclosed error related to the timing of insurance proceeds recognition within selling, general and administrative ("SG&A") expenses and certain other immaterial errors which also primarily impacted the timing of COGS recognition. The Company assessed the materiality of these errors on current and prior period consolidated financial statements in accordance with ASC 250. Based on this assessment, management concluded that the amounts are not material to any previously presented interim or annual financial statements and are not material to the current period annual financial statements. However, the aggregate impact of these adjustments would have been material to results for the three months ended March 31, 2025, and as such, in order to correctly present these amounts management elected to revise all previously issued and impacted financial statements during the first quarter of 2025.

Additionally, during the financial close process for the fourth quarter of 2025, the Company identified additional immaterial errors related primarily to the timing of income tax expense recognition, including deferred tax valuation allowances. These errors impact previously issued financial statements beginning as of January 1, 2023, and subsequent quarterly and annual reporting periods through September 30, 2025. The Company assessed the materiality of these errors, as well as all other previously identified immaterial errors which impact previously issued financial statements beginning as of January 1, 2023, and subsequent quarterly and annual reporting periods through September 30, 2025. The Company assessed the materiality of these errors on current and prior period consolidated financial statements in accordance with ASC 250. Based on this assessment, management concluded that the amounts are not material to any previously presented interim or annual financial statements and are not material to the current period annual financial statements. These additional errors were revised in connection with, and as part of, the Company's previously disclosed revision of prior period financial statements related to the errors identified during the first quarter of 2025, described above.

The following tables present the impact of all revisions noted above for each of the applicable periods and impacted financial statements presented in this annual report on Form 10-K. The Company has also revised impacted amounts within the accompanying notes to the consolidated financial statements, as applicable.

Revised Consolidated Statements of Operations

	Year ended December 31, 2023		
	As reported	Adjustments	As revised
Cost of goods sold	$ 4,772	$ 4	$ 4,776
Gross profit	$ 1,306	$ (4)	$ 1,302
Selling, general and administrative expense	$ 1,290	$ (4)	$ 1,286
Total other operating expenses	$ 1,551	$ (4)	$ 1,547
(Benefit from) provision for income taxes	$ (81)	$ 15	$ (66)
Net (loss) income	$ (237)	$ (15)	$ (252)
Net (loss) income attributable to Chemours	$ (238)	$ (15)	$ (253)
Per share data			
Basic (loss) earnings per share of common stock	$ (1.60)	$ (0.10)	$ (1.70)
Diluted (loss) earnings per share of common stock	$ (1.60)	$ (0.10)	$ (1.70)

The Chemours Company
Notes to the Consolidated Financial Statements
(Dollars in millions, except per share amounts and par values)

	Year ended December 31, 2024		
	As reported	Adjustments	As revised
Cost of goods sold	$ 4,631	$ 9	$ 4,640
Gross profit	$ 1,151	$ (9)	$ 1,142
Selling, general and administrative expense	$ 585	$ 13	$ 598
Total other operating expenses	$ 810	$ 13	$ 823
Interest expense	$ (264)	$ 1	$ (263)
Income (loss) before income taxes	$ 127	$ (21)	$ 106
Provision for (benefit from) income taxes	$ 41	$ (4)	$ 37
Net income (loss)	$ 86	$ (17)	$ 69
Net income (loss) attributable to Chemours	$ 86	$ (17)	$ 69
Per share data			
Basic earnings (loss) per share of common stock	$ 0.58	$ (0.12)	$ 0.46
Diluted earnings (loss) per share of common stock	$ 0.57	$ (0.11)	$ 0.46

Revised Consolidated Statements of Comprehensive (Loss) Income

	Year ended December 31, 2023		
	As reported	Adjustments	As revised
Net loss	$ (237)	$ (15)	$ (252)
Comprehensive loss	$ (168)	$ (15)	$ (183)
Comprehensive loss attributable to Chemours	$ (169)	$ (15)	$ (184)

	Year ended December 31, 2024		
	As reported	Adjustments	As revised
Net income	$ 86	$ (17)	$ 69
Comprehensive loss	$ (7)	$ (17)	$ (24)
Comprehensive loss attributable to Chemours	$ (7)	$ (17)	$ (24)

Revised Consolidated Balance Sheets

	December 31, 2023		
	As reported	Adjustments	As revised
Accounts and notes receivable, net	$ 610	$ 12	$ 622
Inventories	$ 1,352	$ (3)	$ 1,349
Total current assets	$ 3,835	$ 9	$ 3,844
Accumulated depreciation	$ (6,196)	$ (9)	$ (6,205)
Property, plant and equipment, net	$ 3,216	$ (9)	$ 3,207
Operating lease right-of-use assets	$ 260	$ 3	$ 263
Other assets	$ 677	$ (13)	$ 664
Total assets	$ 8,251	$ (10)	$ 8,241
Other accrued liabilities	$ 1,058	$ 1	$ 1,059
Total current liabilities	$ 2,486	$ 1	$ 2,487
Long-term debt, net	$ 3,987	$ 2	$ 3,989
Operating lease liabilities	$ 206	$ 2	$ 208
Other liabilities	$ 328	$ 1	$ 329
Total liabilities	$ 7,512	$ 6	$ 7,518
Retained earnings	$ 1,782	$ (16)	$ 1,766
Total Chemours stockholders' equity	$ 737	$ (16)	$ 721
Total equity	$ 739	$ (16)	$ 723
Total liabilities and equity	$ 8,251	$ (10)	$ 8,241

The Chemours Company
Notes to the Consolidated Financial Statements
(Dollars in millions, except per share amounts and par values)

	December 31, 2024				
	As reported		Adjustments		As revised
Inventories	$	1,472	$	(9) $	1,463
Total current assets	$	3,026	$	(9) $	3,017
Property, plant, and equipment	$	9,572	$	5 $	9,577
Property, plant and equipment, net	$	3,183	$	5 $	3,188
Operating lease right-of-use assets	$	258	$	7 $	265
Other assets	$	797	$	(9) $	788
Total assets	$	7,515	$	(6) $	7,509
Accounts payable	$	1,142	$	14 $	1,156
Other accrued liabilities	$	393	$	3 $	396
Total current liabilities	$	1,803	$	17 $	1,820
Long-term debt, net	$	4,054	$	5 $	4,059
Operating lease liabilities	$	194	$	4 $	198
Other liabilities	$	368	$	1 $	369
Total liabilities	$	6,910	$	27 $	6,937
Retained earnings	$	1,718	$	(33) $	1,685
Total Chemours stockholders' equity	$	604	$	(33) $	571
Total equity	$	605	$	(33) $	572
Total liabilities and equity	$	7,515	$	(6) $	7,509

Revised Consolidated Statements of Stockholders' Equity

	Year ended December 31, 2023				
	As reported		Adjustments		As revised
Retained earnings at 1/1/2023	$	2,170	$	(1) $	2,169
Net loss	$	(237)	$	(15) $	(252)
Retained earnings at 12/31/2023	$	1,782	$	(16) $	1,766

	Year ended December 31, 2024				
	As reported		Adjustments		As revised
Retained earnings at 1/1/2024	$	1,782	$	(16) $	1,766
Net income	$	86	$	(17) $	69
Retained earnings at 12/31/2024	$	1,718	$	(33) $	1,685

Revised Consolidated Statements of Cash Flows

	Year ended December 31, 2023				
	As reported		Adjustments		As revised
Net loss	$	(237)	$	(15) $	(252)
Cash flows from operating activities:					
Deferred tax provision (benefit)	$	(158)	$	15 $	(143)
Depreciation and amortization	$	307	$	2 $	309
Decrease (increase) in operating assets:					
Accounts and notes receivable, net	$	(10)	$	(4) $	(14)
Inventories and other current operating assets	$	58	$	3 $	61
(Decrease) increase in operating liabilities:					
Accounts payable	$	(72)	$	(2) $	(74)
Other non-current operating liabilities	$	2	$	1 $	3
Cash provided by (used for) operating activities	$	556	$	- $	556

The Chemours Company
Notes to the Consolidated Financial Statements
(Dollars in millions, except per share amounts and par values)

	As reported	Adjustments	As revised
	Year Ended December 31, 2024		
Net income	$ 86	$ (17)	$ 69
Cash flows from operating activities:			
Depreciation and amortization	$ 301	$ (9)	$ 292
Deferred tax (benefit) provision	$ (27)	$ (4)	$ (31)
Decrease (increase) in operating assets:			
Accounts and notes receivable, net	$ (152)	$ 13	$ (139)
Inventories and other current operating assets	$ (146)	$ 6	$ (140)
(Decrease) increase in operating liabilities:			
Accounts payable	$ (9)	$ 13	$ 4
Other non-current operating liabilities	$ 13	$ (2)	$ 11
Cash provided by (used for) operating activities	$ (633)	$ —	$ (633)

Audit Committee Internal Review

On February 29, 2024, the Company announced that it needed additional time to complete its 2023 year-end reporting process, including its review of internal control over financial reporting as of December 31, 2023, and for the Audit Committee of the Board of Directors (the "Audit Committee") to complete a related internal review (the "Audit Committee Internal Review"). The scope of the Audit Committee Internal Review included, among other things, reviewing (i) the process for reviewing reports made to the Chemours Ethics Hotline; (ii) the Company's practice for managing working capital, including the related impact on metrics within the Company's incentive plans; and (iii) certain non-GAAP metrics included in filings made with the Securities and Exchange Commission or otherwise publicly released, and related disclosures. Further discussion related to the Audit Committee Internal Review is included under the heading "*Securities Related Litigation and Requests for Information Arising From Audit Committee Internal Review, and Related Indemnification Agreements*" within "Note 22 – Commitments and Contingent Liabilities".

Liquidity

The Company believes it has sufficient liquidity, through future cash flows from operations, unrestricted cash on hand and availability under its revolving credit facility to timely settle its current liabilities through at least the end of February 2027, however, an adverse resolution of one or more legal or environmental matters could have a material adverse effect on the Company's liquidity.

As disclosed in "Note 22 – Commitments and Contingent Liabilities", the Company and certain of its subsidiaries are subject to various lawsuits, claims, assessments, government investigations, regulatory proceedings and other legal proceedings with respect to product liability, intellectual property, personal injury, commercial, contractual, employment, regulatory, environmental, anti-trust, and other such matters that arise in the ordinary course of business in multiple jurisdictions. The Company's ability to timely settle its long term liabilities in the event such liabilities become current as a result of an adverse resolution of a legal matter will depend on its ability to generate sufficient future operating cash flows, resolve legal and environmental matters under acceptable terms and conditions and refinance its revolving credit facility and other long term debt on acceptable terms and conditions. Accordingly, there are risks and uncertainties with respect to the Company's ability to achieve its liquidity objectives.

At December 31, 2025, the Company has $670 of unrestricted cash and cash equivalents, of which $447 is maintained at foreign subsidiaries. The Company anticipates generating additional positive cash flows from operations in 2026. The Company has $1,686 of current liabilities as of December 31, 2025. The Company also has $955 of availability under its revolving credit facility at December 31, 2025. The Company's revolving commitments are comprised of $780 in revolving commitments that mature on May 2, 2030 and $220 in revolving commitments that mature on October 7, 2026; in each case, subject to springing maturity provisions. The Company has $495 of 5.375% senior unsecured notes which mature in May 2027. Based on current liquidity levels and projected cash flows, the Company would not have sufficient funds to repay this indebtedness at maturity absent refinancing or other capital-raising actions. It is the Company's intent to refinance these senior unsecured notes, however, the availability and terms of any such financing will depend on market conditions, the Company's financial performance, and other factors, and there can be no assurance that such actions will be successful. Failure to successfully refinance or otherwise address this maturity could have a material adverse effect on the Company's financial condition and liquidity.

The Chemours Company
Notes to the Consolidated Financial Statements
(Dollars in millions, except per share amounts and par values)

Note 3. Summary of Significant Accounting Policies

Preparation of Financial Statements

The consolidated financial statements have been prepared in conformity with GAAP, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Management's estimates are based on historical experiences, facts, and circumstances available at the time and various other assumptions that management believes are reasonable. Actual results could differ from those estimates.

Principles of Consolidation

The consolidated financial statements include the accounts of Chemours and its subsidiaries, as well as entities in which a controlling interest is maintained. For those consolidated subsidiaries in which the Company's ownership is less than 100%, the outside shareholders' interests are shown as non-controlling interests. Investments in companies in which Chemours, directly or indirectly, owns 20% to 50% of the voting stock, or has the ability to exercise significant influence over the operating and financial policies of the investee, are accounted for using the equity method of accounting. As a result, Chemours' share of the earnings or losses of such equity affiliates is included in the consolidated statements of operations, and Chemours' share of such equity affiliates' equity is included in the consolidated balance sheets.

The Company assesses the requirements related to the consolidation of any variable interest entity ("VIE"), including a qualitative assessment of power and economics that considers which entity has the power to direct the activities that most significantly impact the VIE's economic performance, and has the right to receive any benefits or the obligation to absorb any losses of the VIE. No such VIE was consolidated by the Company for the periods presented.

All intercompany accounts and transactions were eliminated in the preparation of the accompanying consolidated financial statements.

Revenue Recognition

Chemours recognizes revenue using a five-step model, resulting in revenue being recognized as performance obligations within a contract have been satisfied. The steps within that model include: (i) identifying the existence of a contract with a customer; (ii) identifying the performance obligations within the contract; (iii) determining the contract's transaction price; (iv) allocating the transaction price to the contract's performance obligations; and, (v) recognizing revenue as the contract's performance obligations are satisfied. A contract with a customer exists when: (i) the Company enters into an enforceable agreement that defines each party's rights regarding the goods or services to be transferred, and the related payment terms; (ii) the agreement has commercial substance; and, (iii) it is probable that the Company will collect the consideration to which it is entitled in the exchange. A performance obligation is a promise in a contract to transfer a distinct good or service, or a series of distinct goods or services, to a customer. The transaction price is the customary amount of consideration that the Company expects to be entitled to in exchange for a transfer of the promised goods or services to a customer, excluding any amounts collected by the Company on behalf of third parties (e.g., sales and use taxes). Judgment is required to apply the principles-based, five-step model for revenue recognition. Management is required to make certain estimates and assumptions about the Company's contracts with its customers, including, among others, the nature and extent of its performance obligations, its transaction price amounts and any allocations thereof, the critical events which constitute satisfaction of its performance obligations, and when control of any promised goods or services is transferred to its customers.

The Company's revenue from contracts with customers is reflected in the consolidated statements of operations as net sales, the vast majority of which represents product sales that consist of a single performance obligation. Product sales to customers are made under a purchase order ("PO"), or in certain cases, in accordance with the terms of a master services agreement ("MSA") or similar arrangement, which documents the rights and obligations of each party to the contract. When a customer submits a PO for product or requests product under an MSA, a contract for a specific quantity of distinct goods at a specified price is created, and the Company's performance obligation under the contract is satisfied when control of the product is transferred to the customer, which is indicated by shipment of the product and the transfer of title and the risk of loss to the customer. Revenue is recognized on consignment sales when control transfers to the customer, generally at the point of customer usage of the product. The transaction price for product sales is generally the amount specified in the PO or in the request under an MSA; however, as is common in Chemours' industry, the Company offers variable consideration in the form of rebates, volume discounts, early payment discounts, pricing based on formulas or indices, price matching, and guarantees to certain customers. Such amounts are included in the Company's estimated transaction price using either the expected value method or the most-likely amount, depending on the nature of the variable consideration included in the contract. The Company regularly assesses its customers' creditworthiness, and product sales are made based on established credit limits. Payment terms for the Company's invoices are typically less than 90 days.

The Chemours Company
Notes to the Consolidated Financial Statements
(Dollars in millions, except per share amounts and par values)

The Company also licenses the right to access certain of its trademarks to customers under specified terms and conditions in certain arrangements, which is recognized as a component of net sales in the consolidated statements of operations. Under such arrangements, the Company may receive a royalty payment for a trademark license that is entered into on a stand-alone basis or incorporated into an overall product sales arrangement. Royalty income is generally based on customer sales and recognized under the sales-based exception as the customer sale occurs. When minimum guaranteed royalty amounts are included in the transaction price, the Company recognizes royalty income ratably over the license period for the minimum amount. When there is no consideration specified for the use of the Company's trademark, the entire transaction price is recognized in connection with the transfer of control of product. Royalty income resulting from the right to use the Company's technology is considered outside the scope of revenue recognition under GAAP as it is not a part of the Company's ongoing major or central activities, and is recognized as a component of other income, net in the consolidated statements of operations in accordance with agreed-upon terms at the point or points in time that performance obligations are satisfied.

Consistent with the fact that the vast majority of the Company's payment terms are less than 90 days from the point at which control of the promised goods or services is transferred, no adjustments have been made for the effects of a significant financing component. Additionally, the Company has elected to recognize the incremental costs associated with obtaining contracts as an expense when incurred if the amortization period of the assets that the Company would have recognized is one year or less. Amounts billed to customers for shipping and handling fees are considered a fulfillment cost and are included in net sales, and the costs incurred by the Company for the delivery of goods are classified as a component of the cost of goods sold in the consolidated statements of operations.

Research and Development Expense

Research and development ("R&D") costs are expensed as incurred. R&D expenses include costs (primarily consisting of employee costs, materials, contract services, research agreements, and other external spend) relating to the discovery and development of new products, enhancement of existing products, and regulatory approval of new and existing products.

Provision for (Benefit from) Income Taxes

The provision for (benefit from) income taxes is determined using the asset and liability approach of accounting for income taxes. Under this approach, deferred taxes represent the future tax consequences expected to occur when the reported amounts of assets and liabilities are recovered or paid. The provision for (benefit from) income taxes represents income taxes paid or payable for the current year, plus the change in deferred taxes during the year. Deferred taxes result from differences between the financial and tax bases of Chemours' assets and liabilities and are adjusted for changes in tax rates and tax laws when changes are enacted. The Company's deferred tax assets and liabilities are presented on a net basis by jurisdictional filing group. Net deferred tax assets are presented as a component of other assets, while net deferred tax liabilities are presented as a component of deferred income taxes on the Company's consolidated balance sheets. Valuation allowances are recorded to reduce deferred tax assets when it is more-likely-than-not that a tax benefit will not be realized.

Chemours recognizes income tax positions that meet the more-likely-than-not threshold and accrues any interest related to unrecognized income tax positions in the provision for (benefit from) income taxes in the consolidated statements of operations. The Company also recognizes income tax-related penalties in the provision for (benefit from) income taxes.

Earnings Per Share

Chemours presents both basic earnings per share and diluted earnings per share. Basic earnings per share excludes dilution and is computed by dividing the total net income (loss) attributable to Chemours by the weighted-average number of shares outstanding for the period. Diluted earnings per share reflects the dilution that could occur if the Company's outstanding stock-based compensation awards, including any unvested restricted shares, were vested and exercised, thereby resulting in the issuance of common stock as determined under the treasury stock method. In periods where the Company incurs a net loss, stock-based compensation awards are excluded from the calculation of earnings per share as their inclusion would have an anti-dilutive effect.

Cash and Cash Equivalents

Cash and cash equivalents generally include cash, time deposits, or highly liquid investments with maturities of three months or less at the time of acquisition.

The Chemours Company
Notes to the Consolidated Financial Statements
(Dollars in millions, except per share amounts and par values)

Restricted Cash and Restricted Cash Equivalents

The Company classifies cash and cash equivalents that are legally or contractually restricted for withdrawal or usage as restricted cash and restricted cash equivalents. Restricted cash and restricted cash equivalents are classified as a current or non-current asset based on the nature and timing when the cash is expected to be used, and carried at cost plus interest accrued, which approximates fair value.

At December 31, 2025 and December 31, 2024, the Company's restricted cash and restricted cash equivalents includes cash and cash equivalents deposited in an escrow account as per the terms of the Company's Memorandum of Understanding ("MOU") agreement. See "Note 22 – Commitments and Contingent Liabilities" for further details on the MOU and Water District Settlement Fund.

Accounts and Notes Receivable and Allowance for Doubtful Accounts

Accounts and notes receivables are recognized net of an allowance for doubtful accounts. The allowance for doubtful accounts reflects the best estimate of losses inherent in Chemours' accounts and notes receivable portfolio, which is determined by assessing expected credit losses on the basis of historical experience, specific allowances for known troubled accounts, and other available evidence. Accounts and notes receivable are written off when management determines that they are uncollectible.

Inventories

Chemours' inventories are valued at the lower of cost or market or net realizable value, where applicable. Cost of inventories held at substantially all U.S. locations are determined using the last-in, first-out ("LIFO") method, while cost of inventories held outside the U.S. are determined using the average cost method. The elements of cost in inventories include raw materials, direct labor, and manufacturing overhead. Stores and supplies are valued at the lower of cost or net realizable value, and cost is generally determined by the average cost method.

Property, Plant, and Equipment

Property, plant, and equipment is carried at cost and is depreciated using the straight-line method. Substantially all equipment and buildings are depreciated over useful lives ranging from 15 to 25 years. Capitalizable costs associated with computer software for internal use are amortized on a straight-line basis over five to seven years. When assets are surrendered, retired, sold, or otherwise disposed of, their gross carrying values and related accumulated depreciation are removed from the consolidated balance sheets and are included in the determination of any gain or loss on such disposals.

Repair and maintenance costs that materially add to the value of the asset or prolong its useful life are capitalized and depreciated based on their extension to the asset's useful life. Capitalized repair and maintenance costs are recorded on the consolidated balance sheets as a component of other assets.

Impairment of Long-lived Assets

Chemours evaluates the carrying value of its long-lived assets to be held and used when events or changes in circumstances indicate the carrying value may not be recoverable. For the purposes of recognition or measurement of an impairment charge, the assessment is performed on the asset or asset group at the lowest level for which identifiable cash flows are largely independent of the cash flows of other groups of assets and liabilities. To determine the level at which the assessment is performed, Chemours considers factors such as revenue dependency, shared costs, and the extent of vertical integration. The carrying value of a long-lived asset is considered impaired when the total projected undiscounted cash flows from the use and eventual disposition of the asset or asset group are separately identifiable and are less than its carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair value of the long-lived asset. The fair value methodology used is an estimate of fair market value, which is made based on prices of similar assets or other valuation methodologies, including present value techniques. Long-lived assets to be disposed of by means other than sale are classified as held for use until their disposal. Long-lived assets to be disposed of by sale are classified as held for sale and are reported at the lower of carrying amount or fair market value, less the estimated cost to sell. Depreciation and amortization are discontinued for any long-lived assets classified as held for sale.

The Chemours Company
Notes to the Consolidated Financial Statements
(Dollars in millions, except per share amounts and par values)

Leases

The Company's lease assets and lease liabilities are recognized on the lease commencement date in an amount that represents the present value of future lease payments. Operating leases are included in operating lease right-of-use assets, other accrued liabilities, and operating lease liabilities on the Company's consolidated balance sheets. Finance leases are included in property, plant, and equipment, net, short-term and current maturities of long-term debt, and long-term debt, net, on the Company's consolidated balance sheets. The Company's incremental borrowing rate, which is based on information available at the adoption date of January 1, 2019 for existing leases and the commencement date for leases commencing after the adoption date, is used to determine the present value of lease payments. The Company combines lease components with non-lease components for most classes of assets, except for certain manufacturing facilities or when the non-lease component is significant to the lease component.

The Company does not recognize leases with an initial term of 12 months or less on its consolidated balance sheets and will recognize those lease payments in the consolidated statements of operations on a straight-line basis over the lease term. Certain leases contain variable payments which are based on usage or operating costs, such as utilities and maintenance. These payments are not included in the measurement of the right-of-use asset or lease liability due to the uncertainty of the payment amount and are recorded as lease expense in the period incurred. Leases with the options to extend their term or terminate early are reflected in the lease term when it is reasonably certain that the Company will exercise such options.

Goodwill and Other Intangible Assets

The excess of the purchase price over the estimated fair value of the net assets acquired in a business combination, including any identified intangible assets, is recorded as goodwill. Chemours tests its goodwill for impairment at least annually on October 1; however, these tests are performed more frequently when events or changes in circumstances indicate that the asset may be impaired. Goodwill is evaluated for impairment at the reporting unit level, which is defined as an operating segment, or one level below an operating segment. A reporting unit is the level at which discrete financial information is available and reviewed by business management on a regular basis. An impairment exists when the carrying value of a reporting unit exceeds its fair value. The amount of impairment loss recognized in the consolidated statements of operations is equal to the excess of a reporting unit's carrying value over its fair value, which is limited to the total amount of goodwill allocated to the reporting unit.

Chemours has the option to first qualitatively assess whether it is more-likely-than-not that an impairment exists for a reporting unit. Such qualitative factors include, among other things, prevailing macroeconomic conditions, industry and market conditions, changes in costs associated with raw materials, labor, or other inputs, the Company's overall financial performance, and certain other entity-specific events that impact Chemours' reporting units. When performing a quantitative test, the Company weights the results of an income-based valuation technique, the discounted cash flows method, and a market-based valuation technique, the guideline public companies method, to determine its reporting units' fair values.

Definite-lived intangible assets, such as purchased and licensed technology, patents, trademarks, customer lists and allowance units are amortized over their estimated useful lives, generally for periods ranging up to 20 years. The reasonableness of the useful lives of these assets is periodically evaluated.

Investments in Affiliates

The Company uses the equity method of accounting for its investments in and earnings of affiliates. The Company considers whether the fair value of any of its equity method investments has declined below their carrying value whenever adverse events or changes in circumstances indicate that recorded values may not be recoverable. If the Company considers any such decline to be other than temporary, based on various factors, a write-down would be recorded to the estimated fair value.

The Chemours Company
Notes to the Consolidated Financial Statements
(Dollars in millions, except per share amounts and par values)

Environmental Liabilities and Expenditures

Chemours accrues for environmental remediation matters when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated. Where the available information is only sufficient to establish a range of probable liability, and no point within the range is more likely than any other, the lower end of the range has been used.

Estimated liabilities are determined based on existing remediation laws and technologies and the Company's estimated cost to perform the planned remedial responses and the time period over which remediation activities will occur, which are derived from environmental studies, sampling, testing, and analyses. Inherent uncertainties exist in such evaluations, primarily due to unknown environmental conditions, changing governmental regulations regarding liability, and emerging remediation technologies. These liabilities, which are undiscounted, are adjusted periodically as remediation efforts progress and as additional technological, regulatory, and legal information becomes available.

Environmental liabilities and expenditures include claims for matters that are liabilities of EID and its subsidiaries, which Chemours may be required to indemnify pursuant to the Separation-related agreements executed prior to the Separation. These accrued liabilities are undiscounted and do not include claims against third parties.

Costs related to environmental remediation are charged to expense in the period that the associated liability is accrued and are reflected as a component of the cost of goods sold for on-site remediation costs or as a component of selling, general, and administrative expense for off-site remediation costs in the consolidated statements of operations. Other environmental costs are also charged to expense in the period incurred, unless they extend the useful life of the property, increase the property's capacity, and/or reduce or prevent contamination from future operations, in which case they are capitalized and amortized. Pursuant to the binding MOU entered into between Chemours, DuPont, Corteva, and EID, as further discussed in "Note 22 – Commitments and Contingent Liabilities", costs specific to potential future legacy per- and polyfluoroalkyl substances ("PFAS") liabilities are subject to a cost-sharing arrangement between the parties. Any recoveries of Qualified Spend (as further described in "Note 22 – Commitments and Contingent Liabilities" and as defined in the MOU) from DuPont and/or Corteva under the cost-sharing arrangement will be recognized as an offset to the Company's cost of goods sold or selling, general, and administrative expense, as applicable, when realizable. Any Qualified Spend incurred by DuPont and/or Corteva under the cost-sharing arrangement will be recognized in the Company's cost of goods sold or selling, general, and administrative expense, as applicable, when the amounts of such costs are probable and estimable.

Asset Retirement Obligations

Chemours records its asset retirement obligations at their fair value at the time the liability is incurred. Fair value is measured using the expected future cash outflows discounted at Chemours' credit-adjusted, risk-free interest rate, which is considered to be a Level 3 input within the fair value hierarchy. Accretion expense is recognized as an operating expense within the cost of goods sold in the consolidated statements of operations, using the credit-adjusted, risk-free interest rate in effect when the liability was recognized. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and are depreciated over the estimated remaining useful life of the asset, generally for periods ranging from two to 25 years.

Insurance

Chemours insures for certain risks where permitted by law or regulation, including workers' compensation, vehicle liability, and employee-related benefits. Liabilities associated with these risks are estimated in part by considering any historical claims experience, demographic factors, and other actuarial assumptions. For certain other risks, the Company uses a combination of third-party insurance and self-insurance, reflecting its comprehensive review of relevant risks. A receivable for an insurance recovery is generally recognized when the loss has occurred and collection is considered probable.

Litigation

Chemours accrues for litigation matters when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated. Where the available information is only sufficient to establish a range of probable liability, and no point within the range is more likely than any other, the lower end of the range has been used. When a material loss contingency is reasonably possible, but not probable, the Company does not record a liability, but instead discloses the nature of the matter and an estimate of the loss or range of loss, to the extent such estimate can be made. Litigation-related liabilities and expenditures included in the consolidated financial statements include legal matters that are liabilities of EID and its subsidiaries, which Chemours may be required to indemnify pursuant to the Separation-related agreements executed prior to the Separation. Legal costs, such as outside counsel fees and expenses, are charged to expense in the period that services are rendered.

The Chemours Company
Notes to the Consolidated Financial Statements
(Dollars in millions, except per share amounts and par values)

Treasury Stock

Chemours accounts for repurchases of the Company's common stock as treasury stock using the cost method, whereby the entire cost of the acquired common stock is recorded as treasury stock. The cost of treasury stock re-issued is determined using the first-in, first-out ("FIFO") method.

Stock-based Compensation

Chemours' stock-based compensation consists of stock options, restricted stock units ("RSUs"), performance share units ("PSUs"), and performance stock options ("PSOs") awarded to employees and non-employee directors. Stock options, PSUs and PSOs are measured at their fair value on the grant date or date of modification, as applicable. RSUs are measured at the stock price on the grant date or date of modification, as applicable. The Company recognizes compensation expense on a straight-line basis over the requisite service and/or performance period, as applicable. Forfeitures of awards are accounted as a reduction in stock-based compensation expense in the period such awards are forfeited.

Financial Instruments

In the ordinary course of business, Chemours enters into contractual arrangements to reduce its exposure to foreign currency and interest rate risks. The Company has established a financial risk management program, which includes distinct risk management instruments: (i) foreign currency forward contracts, which are used to minimize the volatility in the Company's earnings related to foreign exchange gains and losses resulting from remeasuring its monetary assets and liabilities that are denominated in non-functional currencies; (ii) foreign currency forward contracts, which are used to mitigate the risks associated with fluctuations in the euro against the U.S. dollar for forecasted U.S. dollar-denominated inventory purchases in certain of the Company's international subsidiaries that use the euro as their functional currency; (iii) interest rate swaps, which are used to mitigate the volatility in the Company's cash payments for interest due to fluctuations in Secured Overnight Financing Rate ("SOFR"), as is applicable to the portion of the Company's senior secured term loan facility denominated in U.S. dollars; and (iv) euro-denominated debt and cross-currency swaps, both of which are used to reduce the volatility in stockholders' equity caused by changes in foreign currency exchange rates of the euro with respect to the U.S. dollar for certain of its international subsidiaries that use the euro as their functional currency. The Company's financial risk management program reflects varying levels of exposure coverage and time horizons based on an assessment of risk. The program operates within Chemours' financial risk management policies and guidelines, and the Company does not enter into derivative financial instruments for trading or speculative purposes.

The Company's foreign currency forward contracts that are used as a net monetary assets and liabilities hedge are not part of a cash flow hedge program or a fair value hedge program, and have not been designated as a hedge. For these instruments, all gains and losses resulting from the revaluation of derivative assets and liabilities are recognized in other income, net in the consolidated statements of operations during the period in which they occur, and any such gains or losses are intended to be offset by any gains or losses on the underlying asset or liability. For the Company's foreign currency forward contracts that have been designated under a cash flow hedge program, all gains and losses resulting from the revaluation of the derivative instruments are recognized as a component of accumulated other comprehensive loss on the consolidated balance sheets during the period in which they occur, and are reclassified to the cost of goods sold in the consolidated statements of operations during the period in which the underlying transactions affect earnings, or when it becomes probable that the forecasted transactions will not occur. For the Company's interest rate swaps that have been designated under a cash flow hedge program, all gains and losses resulting from the revaluation of the derivative instruments are recognized as a component of accumulated other comprehensive loss on the consolidated balance sheets during the period in which they occur, and are reclassified to interest expense, net in the consolidated statements of operations during the period in which the underlying transaction affects earnings. For the Company's euro-denominated debt instruments and cross-currency swap, which are designated as net investment hedges, changes due to remeasurement are included in accumulated other comprehensive loss on the consolidated balance sheets. Chemours' uses the spot method to evaluate the effectiveness of its net investment hedges.

Financial instruments are reported on a gross basis on the consolidated balance sheets.

The Chemours Company
Notes to the Consolidated Financial Statements
(Dollars in millions, except per share amounts and par values)

Foreign Currency Translation

Chemours identifies its separate and distinct foreign entities and groups them into two categories: (i) extensions of the parent (U.S. dollar functional currency); and, (ii) self-contained (local functional currency). If a foreign entity does not align with either category, factors are evaluated, and a judgment is made to determine the functional currency. Chemours changes the functional currency of its separate and distinct foreign entities only when significant changes in economic facts and circumstances clearly indicate that the functional currency has changed.

During the periods covered by the consolidated financial statements, part of Chemours' business operated within foreign entities. For foreign entities where the U.S. dollar is the functional currency, all foreign currency-denominated asset and liability amounts are remeasured into U.S. dollars at end-of-period exchange rates, with the exception of inventories, prepaid expenses, property, plant, and equipment, goodwill, and other intangible assets. These aforementioned assets are remeasured at historical exchange rates. Foreign currency-denominated revenue and expense amounts are measured at exchange rates in effect during the period, with the exception of expenses related to any balance sheet amounts remeasured at historical exchange rates. Exchange gains and losses arising from remeasurement of foreign currency-denominated monetary assets and liabilities are included in other income, net in the consolidated statements of operations in the period in which they occurred.

For foreign entities where the local currency is the functional currency, assets and liabilities denominated in local currencies are translated into U.S. dollars at end-of-period exchange rates, and the resulting translation adjustments are reported as a component of accumulated other comprehensive loss on the consolidated balance sheets. Assets and liabilities denominated in currencies other than the functional currency are remeasured into the functional currency prior to translation into U.S. dollars, and the resulting exchange gains or losses are included in other income, net in the consolidated statements of operations in the period in which they occurred. Revenues and expenses are translated into U.S. dollars at average exchange rates in effect during the period.

Defined Benefit Plans

Chemours has defined benefit plans covering certain of its employees outside of the U.S. The benefits of these plans, which primarily relate to pensions, are accrued over the employees' service periods. The Company uses actuarial methods and assumptions in the valuation of its defined benefit obligations and the determination of any net periodic pension income or expense. Any differences between actual and expected results, or changes in the value of defined benefit obligations and plan assets, if any, are not recognized in earnings as they occur. Rather, they are systematically recognized over subsequent periods.

Fair Value Measurement

Fair value is defined as the exit price, the price that would be received to sell an asset or transfer a liability in an orderly transaction between market participants at the measurement date. Under the accounting for fair value measurements and disclosures, a fair value hierarchy was established to prioritize the valuation inputs used to measure fair value. The hierarchy gives highest priority to unadjusted, quoted prices in active markets for identical assets and liabilities (i.e., Level 1 measurements) and lowest priority to unobservable inputs (i.e., Level 3 measurements). A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Chemours applies the following valuation hierarchy in measuring the fair values of its assets and liabilities:

- Level 1 – Quoted prices in active markets for identical assets and liabilities;
- Level 2 – Significant other observable inputs (e.g., quoted prices for similar items in active markets, quoted prices for identical or similar items in markets that are not active, inputs other than quoted prices that are observable, such as interest rate and yield curves, and market-corroborated inputs); and,
- Level 3 – Unobservable inputs for the asset or liability, which are valued based on management's estimates of assumptions that market participants would use in pricing the asset or liability.

The Chemours Company
Notes to the Consolidated Financial Statements
(Dollars in millions, except per share amounts and par values)

Assets and Liabilities Held for Sale

The Company classifies long-lived assets or disposal groups as held for sale in the period when the following held for sale criteria are met: (i) the Company commits to a plan to sell; (ii) the long-lived asset or disposal group is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such long-lived assets or disposal groups; (iii) an active program to locate a buyer and other actions required to complete the plan to sell have been initiated; (iv) the sale is probable within one year; (v) the asset or disposal group is being actively marketed for sale at a price that is reasonable in relation to its current fair value; and (vi) it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. Long-lived assets and disposal groups classified as held for sale are measured at the lower of their carrying amount or fair value less costs to sell. The Company ceases depreciation and amortization for a disposal group upon it being classified as held for sale.

Recent Accounting Pronouncements

Accounting Guidance Issued and Not Yet Adopted

Disaggregation of Income Statement Expenses

In November 2024, the FASB issued ASU 2024-03, *Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures*, which requires more detailed disclosures of certain categories of expenses such as inventory purchases, employee compensation and depreciation that are components of existing expense captions presented on the face of the income statement. The guidance will be effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. Companies have the option to apply the guidance either on a retrospective or prospective basis, and early adoption is permitted. The Company is currently evaluating the impacts the adoption of this standard will have on its consolidated financial statements.

Intangibles – Internal-Use Software

In September 2025, the FASB issued ASU 2025-06, *Intangibles – Goodwill and Other – Internal-Use Software*, which amends certain aspects of the accounting for and disclosure of software costs under ASC 350-40. ASU 2025-06 clarifies and modernizes the accounting for costs related to internal-use software. The amendments in ASU 2025-06 remove all references to project stages throughout Subtopic 350-40 and clarify the threshold entities apply to begin capitalizing costs. The guidance will be effective for fiscal years beginning after December 15, 2027, and interim periods within those fiscal periods. Companies have the option to apply the guidance on a retrospective or prospective basis, and early adoption is permitted. The Company is currently evaluating the impact the adoption of this standard will have on its consolidated financial statements.

Recently Adopted Accounting Guidance

Joint Venture Formations

In August 2023, the Financial Accounting Standards Board ("FASB") issued ASU 2023-05, *Business Combinations - Joint Venture Formations*, which requires joint ventures to initially measure its assets and liabilities at fair value on the formation date. The guidance will be effective prospectively to all joint ventures formed on or after January 1, 2025, with early adoption permitted. The Company has adopted the guidance and applied the provisions of ASU 2023-05 to joint ventures formed on or after January 1, 2025.

Improvements to Income Tax Disclosures

In December 2023, the FASB issued ASU 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures*, which requires enhanced disclosure around the effective tax rate reconciliation, along with incremental disclosure around income taxes paid and certain income statement-related disclosures. The guidance will be effective prospectively for fiscal years beginning after December 15, 2024, with early adoption permitted. The Company has prospectively adopted the guidance and includes the required enhanced disclosures in its consolidated financial statements beginning in the year ending December 31, 2025. Refer to "Note 9 – Income Taxes" for this reconciliation and further details.

The Chemours Company
Notes to the Consolidated Financial Statements
(Dollars in millions, except per share amounts and par values)

Note 4. Acquisitions and Divestitures

Divestitures

In June 2023, the Company entered into a definitive agreement with PureTech Scientific Inc. to sell the Company's Glycolic Acid business, included in the Company's Other Segment, for cash consideration of approximately $137 (the "Glycolic Acid Transaction"). The Company completed the sale on August 1, 2023, and received net cash proceeds of $138. Upon completion of the Glycolic Acid Transaction, the Company also recorded a net pre-tax gain on sale of $106 in other income, net in the Consolidated Statements of Operations.

Cash proceeds received were reflected in the "Cash flows from investing activities" section of the Consolidated Statements of Cash Flows.

Note 5. Net Sales

As described further in "Note 2 – Basis of Presentation", certain prior period amounts reflected in the tables below have been revised to correct for immaterial errors pertaining to income statement presentation of byproduct revenue sales and certain ore sales related to the Company's Kuan Yin, Taiwan facility.

Disaggregation of Net Sales

The following table sets forth a disaggregation of the Company's net sales by geographic region and segment for the years ended December 31, 2025, 2024 and 2023.

	Year Ended December 31,		
	2025	2024	2023
Net sales by geographic region (1)			
North America:			
Thermal & Specialized Solutions	$ 1,125	$ 1,029	$ 1,076
Titanium Technologies	1,022	1,026	1,054
Advanced Performance Materials	476	499	556
Other Segment	31	35	59
Total North America	2,654	2,589	2,745
Asia Pacific:			
Thermal & Specialized Solutions	235	200	192
Titanium Technologies	465	657	704
Advanced Performance Materials	532	518	554
Other Segment	11	11	12
Total Asia Pacific	1,243	1,386	1,462
Europe, the Middle East, and Africa:			
Thermal & Specialized Solutions	381	362	369
Titanium Technologies	567	511	519
Advanced Performance Materials	208	258	297
Other Segment	7	7	12
Total Europe, the Middle East, and Africa	1,163	1,138	1,197
Latin America (2):			
Thermal & Specialized Solutions	325	239	214
Titanium Technologies	375	378	403
Advanced Performance Materials	47	51	55
Other Segment	1	1	2
Total Latin America	748	669	674
Total net sales	$ 5,808	$ 5,782	$ 6,078

(1)   Net sales are attributed to countries based on customer location.

(2)   Latin America includes Mexico.

The Chemours Company
Notes to the Consolidated Financial Statements
(Dollars in millions, except per share amounts and par values)

The following table sets forth a disaggregation of the Company's net sales by product group and segment for the years ended December 31, 2025, 2024 and 2023. Certain prior period amounts have been recast in order to conform with current presentation of Thermal & Specialized Solutions net sales disaggregation.

	Year Ended December 31,		
	2025	2024	2023
Net sales by product group and segment			
Opteon™ refrigerants	$ 1,264	$ 810	$ 710
Freon™ refrigerants	428	614	722
Foam, propellants, and other	374	406	419
Total Thermal & Specialized Solutions	2,066	1,830	1,851
Titanium dioxide	2,331	2,446	2,578
Minerals & Other	98	126	102
Total Titanium Technologies	2,429	2,572	2,680
Advanced materials	753	808	916
Performance solutions	510	518	546
Total Advanced Performance Materials	1,263	1,326	1,462
Performance chemicals and intermediates	50	54	85
Total Other Segment	50	54	85
Total net sales	$ 5,808	$ 5,782	$ 6,078

Substantially all of the Company's net sales are derived from goods and services transferred at a point in time. The Company's net sales from trademark licensing royalties were not significant for the years ended December 31, 2025, 2024 and 2023.

Contract Balances

The Company's assets and liabilities from contracts with customers constitute accounts receivable - trade, deferred revenue, and customer rebates. An amount for accounts receivable - trade is recorded when the right to consideration under a contract becomes unconditional. An amount for deferred revenue is recorded when consideration is received prior to the conclusion that a contract exists, or when a customer transfers consideration prior to the Company satisfying its performance obligations under a contract. Customer rebates represent an expected refund liability to a customer based on a contract. In contracts with customers where a rebate is offered, it is generally applied retroactively based on the achievement of a certain sales threshold. As revenue is recognized, the Company estimates whether or not the sales threshold will be achieved to determine the amount of variable consideration to include in the transaction price.

The following table sets forth the Company's contract balances from contracts with customers at December 31, 2025 and 2024.

	December 31,	
	2025	2024
Contract assets:		
Accounts receivable - trade, net (Note 11)	$ 562	$ 619
Contract liabilities:		
Deferred revenue	$ 5	$ 11
Customer rebates (Note 19)	75	70

Changes in the Company's deferred revenue balances resulting from additions for advance payments and deductions for amounts recognized in net sales during the years ended December 31, 2025 and 2024 were not significant. For the years ended December 31, 2025 and 2024, the amount of net sales recognized from performance obligations satisfied in prior periods (e.g., due to changes in transaction price) were not significant.

There were no material contract asset balances or capitalized costs associated with obtaining or fulfilling customer contracts as of December 31, 2025 and 2024.

The Chemours Company
Notes to the Consolidated Financial Statements
(Dollars in millions, except per share amounts and par values)

Remaining Performance Obligations

Certain of the Company's master services agreements or other arrangements contain take-or-pay clauses, whereby customers are required to purchase a fixed minimum quantity of product during a specified period, or pay the Company for such orders, even if not requested by the customer. The Company considers these take-or-pay clauses to be an enforceable contract, and as such, the legally-enforceable minimum amounts under such an arrangement are considered to be outstanding performance obligations on contracts with an original expected duration greater than one year. At December 31, 2025, Chemours had $180 of remaining performance obligations. The Company expects to recognize approximately 54% of its remaining performance obligations as revenue in 2026, approximately 36% as revenue in 2027, and approximately 10% in revenue for 2028. The Company applies the allowable practical expedient and does not include remaining performance obligations that have original expected durations of one year or less, or amounts for variable consideration allocated to wholly-unsatisfied performance obligations or wholly-unsatisfied distinct goods that form part of a single performance obligation, if any. Amounts for contract renewals that are not yet exercised by December 31, 2025 are also excluded.

Note 6. Research and Development Expense

The following table sets forth the Company's R&D expense by segment and Corporate for the years ended December 31, 2025, 2024 and 2023.

	Year Ended December 31,		
	2025	2024	2023
Thermal & Specialized Solutions	$ 31	$ 29	$ 25
Titanium Technologies	30	28	32
Advanced Performance Materials	46	50	48
Other Segment	0	1	1
Corporate	1	1	2
Total research and development expense	$ 108	$ 109	$ 108

Note 7. Restructuring, Asset-related, and Other Charges

The following table sets forth the components of the Company's restructuring, asset-related, and other charges by segment for the years ended December 31, 2025, 2024 and 2023.

	Thermal & Specialized Solutions	Titanium Technologies	Advanced Performance Materials	Other Non-Reportable Segment	Corporate	Total
Year Ended December 31, 2025						
Employee separation charges:						
SPS Capstone™ Exit	$ —	$ —	$ 13	$ —	$ —	$ 13
2024 Restructuring Program	—	—	(1)	—	—	(1)
Total employee separation charges	—	—	12	—	—	12
Decommissioning and other charges:						
SPS Capstone™ Exit	—	—	15	—	—	15
2024 Restructuring Program	—	—	2	—	—	2
Titanium Technologies Transformation Plan	—	6	—	—	—	6
Total decommissioning and other charges	—	6	17	—	—	23
Total restructuring and other charges	—	6	29	—	—	35
Asset-related charges:						
SPS Capstone™ Exit	—	—	24	—	—	24
Total asset-related charges	—	—	24	—	—	24
Total restructuring, asset-related, and other charges	$ —	$ 6	$ 53	$ —	$ —	$ 59

The Chemours Company
Notes to the Consolidated Financial Statements
(Dollars in millions, except per share amounts and par values)

	Thermal & Specialized Solutions	Titanium Technologies	Advanced Performance Materials	Other Segment	Corporate	Total
Year Ended December 31, 2024						
Employee separation charges:						
2024 Restructuring Program	$ —	$ —	14	$ —	$ 6	$ 20
Titanium Technologies Transformation Plan	—	(1)	—	—	—	(1)
2023 Restructuring Program	—	—	—	—	—	—
Total employee separation charges	—	(1)	14	—	6	19
Decommissioning and other charges:						
2024 Restructuring Program	—	—	3	—	—	3
Titanium Technologies Transformation Plan	—	11	—	—	—	11
Total Decommissioning and other charges	—	11	3	—	—	14
Total restructuring and other charges	—	10	17	—	6	33
Asset-related charges:						
2024 Restructuring Program	—	—	27	—	—	27
Total asset-related charges	—	—	27	—	—	27
Total restructuring, asset-related, and other charges	$ —	$ 10	$ 44	$ —	$ 6	$ 60

	Thermal & Specialized Solutions	Titanium Technologies	Advanced Performance Materials	Other Segment	Corporate	Total
Year Ended December 31, 2023						
Employee separation charges:						
Titanium Technologies Transformation Plan	$ —	$ 21	$ —	$ —	$ —	$ 21
2023 Restructuring Program	—	—	3	—	1	4
2022 Restructuring Programs	1	—	(1)	—	(1)	(1)
ERP Implementation Abandonment Charges	—	—	—	—	1	1
Total employee separation charges	1	21	2	—	1	25
Decommissioning and other charges:						
Titanium Technologies Transformation Plan	—	27	—	—	—	27
ERP Implementation Abandonment Charges	—	—	—	—	4	4
Total Decommissioning and other charges	—	27	—	—	4	31
Total restructuring and other charges	1	48	2	—	5	56
Asset-related charges:						
Titanium Technologies Transformation Plan		77	—	—	1	78
ERP Implementation Abandonment Charges	—	—	—	—	11	11
Other asset-related charges	8	—	—	—	—	8
Total asset-related charges	8	77	—	—	12	97
Total restructuring, asset-related, and other charges	$ 9	$ 125	$ 2	$ —	$ 17	$ 153

Surface Protection Solutions ("SPS") Capstone™ Exit

In January 2025, management approved a restructuring plan within the Advanced Performance Materials business to exit its SPS Capstone™ business and begin the shutdown process for the underlying manufacturing asset across the Washington Works and Chambers Works sites, as well as the Villers St. Paul site pending local regulatory approval. This action was taken due to regulatory changes and uncertainty that have caused reduced demand and market deselection of telomer-based chemistries, making SPS economics unfavorable going forward.

As a result, during the year ended December 31, 2025, the Company recorded restructuring, asset-related and other charges of $52, consisting of non-cash asset-related charges of $24, employee separation charges of $13 and decommissioning and other charges of $15. The associated severance payments began in the first quarter of 2025 and are expected to be substantially completed by the third quarter of 2026. The $24 of asset related charges primarily includes $23 of non-cash accelerated depreciation related to the SPS Capstone™ manufacturing assets remaining useful life. For the year ended December 31, 2025, the Company also recorded $7 related to the write-off of certain inventories that can no longer be utilized following the exit of the SPS Capstone™ business. This amount is recorded in Cost of Goods Sold in the *Interim Consolidated Statement of Operations*. The Company also expects to incur decommissioning and other charges of up to $5 related to retention, external spending to support site closure activities, deconstruction and ongoing decommissioning expenses. These charges will be recognized as period costs as incurred.

The Chemours Company
Notes to the Consolidated Financial Statements
(Dollars in millions, except per share amounts and par values)

2024 Restructuring Program

In the third quarter of 2024, management initiated certain transformation initiatives principally within the Advanced Performance Materials business and certain Corporate functions to capture operational and commercial synergies and cost optimization. As part of these efforts, during the third quarter of 2024, the Company initiated additional cost savings programs that were largely attributable to further aligning the cost structure of the Company's businesses and corporate functions with its financial objectives.

As a result, during the year ended December 31, 2025, the Company recorded charges of $1 related to the 2024 Restructuring Program, respectively. Through December 31, 2025, the Company has recorded total charges of $51, consisting of non-cash asset-related charges of $27, employee separation charges of $19 and other charges of $5. The associated severance payments began in the third quarter of 2024 and are expected to be substantially completed by the first quarter of 2026. The $27 of asset related charges are based on decisions related to the write off of certain operating assets and associated construction-in-progress and other assets with no future intended use, as part of a strategic asset footprint transformation analysis within the Advanced Performance Materials business. The Company also expects to incur decommissioning and other charges of approximately $2 through 2026 which will be recognized as period costs as incurred.

Titanium Technologies Transformation Plan

On July 27, 2023, the Company announced the closure of its manufacturing site in Kuan Yin, Taiwan effective August 1, 2023, following the Company's Board of Directors approval on July 26, 2023. The Company began shutting down production and started decommissioning the plant during the third quarter of 2023 and fully completed the shut-down during the fourth quarter of 2023. Decommissioning activities were completed in the second quarter of 2024 and dismantling began thereafter. Dismantling and removal activities were completed in the first quarter of 2025.

During the year ended December 31, 2025, the Company recorded decommissioning and other charges of $6. Through December 31, 2025, the Company has recorded charges of approximately $136 consisting of asset-related impairments of $78, employee separation costs of $14, contract termination costs of $14 and decommissioning and other charges of $30. The associated severance payments were started in the fourth quarter 2023 and were substantially completed in the first quarter of 2025. For the year ended December 31, 2023, the Company also recorded $40 related to the write off of certain raw materials and stores inventories that can no longer be utilized following the production shutdown. This amount is recorded in Cost of Goods Sold in the Consolidated Statement of Operations.

As part of the Titanium Technologies Transformation Plan, following the plant closure, the segment also initiated an organizational redesign to further align its cost structure with its financial objectives. As a result, cumulative employee separation charges of $6 were recorded from inception through December 31, 2025. The employee separation and related payments were substantially completed in the fourth quarter of 2024. During the year ended December 31, 2025, the Company made total cash payments of $14 associated with the Titanium Technologies Transformation Plan, inclusive of severance payments, decommissioning, and other third-party fees.

2023 Restructuring Program

In addition to the Titanium Technologies plans, in 2023, management also initiated additional severance programs to further align the cost structure of the Company's businesses and corporate functions with its financial objectives. From inception through December 31, 2025, the Company has recorded cumulative employee separation charges of $4. The severance costs were recognized as follows: $3 in Advanced Performance Materials and $1 in Corporate. The program and related severance payments were substantially completed in the third quarter of 2024.

2022 Restructuring Program

Management initiated a severance program in 2022 that was largely attributable to aligning the cost structure of the Company's businesses and corporate functions with its strategic and financial objectives. From inception through December 31, 2025, the cumulative amount incurred for the Company's 2022 restructuring program amounted to $8 and the related payments were substantially completed in the fourth quarter of 2023.

Enterprise Resource Planning ("ERP") Implementation Abandonment Charges

During the first quarter of 2023, the Company decided to abandon its implementation of a new ERP software platform and recorded the following charges: $11 write-off of previously deferred software development costs determined to have no alternative use, $4 related to contract termination charges, and $1 of employee separation charges. Employee severance payments related to this charge were completed during the first quarter of 2024.

The Chemours Company
Notes to the Consolidated Financial Statements
(Dollars in millions, except per share amounts and par values)

Plant and Product Line Closures

Thermal & Specialized Solutions

In the year ended December 31, 2023, the Company recorded an asset-related impairment of $8 resulting from the shutdown of a production line at the Company's El Dorado site.

Other Asset-related Charges

Titanium Technologies

In the year ended December 31, 2022, the Company recorded asset-related charges of $5 resulting from the conflict between Russia and Ukraine and the Company's decision to suspend its business with Russian entities.

The following table sets forth the change in the Company's employee separation-related liabilities associated with its restructuring programs for the years ended December 31, 2025 and 2024.

	SPS Capstone™ Exit	2024 Restructuring Program	Titanium Technologies Transformation Plan	2023 Restructuring Program	2022 Restructuring Program	ERP Implementation Abandonment	Total
Balance at January 1, 2024	$ —	$ —	$ 10	$ 4	$ —	$ —	$ 14
Charges to income	—	20	(1)	—	—	—	19
Payments	—	(8)	(8)	(4)	—	—	(20)
Balance at December 31, 2024	—	12	1	—	—	—	13
Charges to income	13	(1)	—	—	—	—	12
Payments	(13)	(10)	(1)	—	—	—	(24)
Balance at December 31, 2025	$ —	$ 1	$ —	$ —	$ —	$ —	$ 1

There were no other significant outstanding liabilities related to the Company's decommissioning and other restructuring-related charges at December 31, 2025 and 2024.

Note 8. Other Income, Net

The following table sets forth the components of the Company's other income, net for the years ended December 31, 2025, 2024 and 2023.

	Year Ended December 31,		
	2025	**2024**	**2023**
Leasing, contract services, and miscellaneous income	$ 9	$ 5	$ 11
Royalty income (1)	10	6	8
Gain on sales of assets and businesses, net (2)	8	3	110
Exchange losses, net (3)	(11)	(9)	(38)
Non-operating pension and other post-retirement employee benefit income (4)	10	3	—
Total other income, net	$ 26	$ 8	$ 91

(1) Royalty income is primarily from technology licensing

(2) For the year ended December 31, 2025, gain on sales of assets and businesses, net, includes a gain on sale of $7 related to certain parcels of land at the Company's manufacturing site in Kuan Yin, Taiwan. Refer to "Note 13 – Property, Plant and Equipment, Net" for further information. For the year ended December 31, 2023, gain on sale of assets and businesses, net includes pre-tax gain on sale of $106 related to the Glycolic Acid Transaction. Refer to "Note 4 – Acquisitions and Divestitures" for further details.

(3) Exchange losses, net includes gains and losses on the Company's foreign currency forward contracts that have not been designated as a cash flow hedge.

(4) Non-operating pension and other post-retirement employee benefit income represents the non-service cost component of net periodic pension income.

The Chemours Company
Notes to the Consolidated Financial Statements
(Dollars in millions, except per share amounts and par values)

Note 9. Income Taxes

The following table sets forth the Company's income (loss) before income taxes for its U.S. and international operations for the years ended December 31, 2025, 2024 and 2023.

	Year Ended December 31,					
	2025		2024		2023	
U.S. operations (including exports)	$	(453)	$	(218)	$	(638)
International operations		176		324		320
Income (loss) before income taxes	$	(277)	$	106	$	(318)

The following table sets forth the components of the Company's provision for (benefit from) income taxes for the years ended December 31, 2025, 2024 and 2023.

	Year Ended December 31,					
	2025		2024		2023	
Current tax expense (benefit):						
U.S. federal	$	18	$	6	$	25
U.S. state and local		(1)		—		(5)
International		32		62		57
Total current tax expense		49		68		77
Deferred tax (benefit) expense:						
U.S. federal		58		(15)		(112)
U.S. state and local		8		(10)		(9)
International		(6)		(6)		(22)
Total deferred tax (benefit) expense		60		(31)		(143)
Total provision for (benefit from) income taxes						
U.S. federal		76		(9)		(87)
U.S. state and local		7		(10)		(14)
International		26		56		35
Total provision for (benefit from) income taxes	$	109	$	37	$	(66)

The Chemours Company
Notes to the Consolidated Financial Statements
(Dollars in millions, except per share amounts and par values)

The following table sets forth the components of the Company's deferred tax assets and liabilities at December 31, 2025 and 2024.

	December 31,	
	2025	2024
Deferred tax assets:		
Environmental and other liabilities	$ 246	$ 188
Employee related and benefit items	49	48
Other assets and accrual liabilities	34	29
Intangible Assets	109	124
Tax attribute carryforwards	295	241
Derivatives and hedging instruments	28	—
Capitalization of research and development costs	129	111
Operating lease liability	61	60
Total deferred tax assets	951	801
Less: Valuation allowance	(326)	(150)
Total deferred tax assets, net	625	651
Deferred tax liabilities:		
Property, plant, and equipment and intangible assets	(268)	(281)
LIFO inventories	(15)	(14)
Operating lease asset	(65)	(63)
Derivatives and hedging instruments	—	(5)
Other liabilities	(60)	(43)
Total deferred tax liabilities	(408)	(406)
Deferred tax assets, net	$ 217	$ 245

The Chemours Company
Notes to the Consolidated Financial Statements
(Dollars in millions, except per share amounts and par values)

The following table sets forth an analysis of the Company's effective tax rates for the years ended December 31, 2025, 2024 and 2023.

	Year Ended December 31, 2025	
	$	%
Statutory U.S. federal income tax rate	$ (58)	21%
State income taxes, net of federal benefit (1)	7	(2.5)%
Foreign Tax Effects		
Switzerland		
Statutory tax rate difference between Switzerland and United States	(12)	4.3%
Swiss Cantonal Taxes	8	(2.9)%
Basis Difference in intangible Assets, Net	6	(2.2)%
Foreign Translation Adjustments	(5)	1.8%
Other	(3)	1.1%
Netherlands		
Changes in Valuation Allowance	10	(3.6)%
Statutory tax rate difference between Netherlands and United States	(11)	4.0%
Foreign Translation Adjustments	(2)	0.7%
Other	5	(1.8)%
Mexico		
Statutory tax rate difference between Mexico and United States	3	(1.1)%
Foreign Translation Adjustments / Fixed Asset Indexation	(5)	1.8%
China		
Statutory tax rate difference between China and United States	2	(0.7)%
Withholding Tax	3	(1.1)%
Other	(1)	0.4%
Japan		
Statutory tax rate difference between Japan and United States	4	(1.4)%
Non-Taxable Equity in Affiliates	(9)	3.2%
Other	(1)	0.4%
Taiwan		
Non-Taxable Gain on Land Sale	(1)	0.4%
Changes in Valuation Allowance	(1)	0.4%
Other	(1)	0.4%
Brazil		
Statutory tax rate difference between Brazil and United States	1	(0.4)%
Other	1	(0.4)%
Other Foreign Jurisdictions	5	(1.8)%
Effect of Changes in Tax Laws or Rates Enacted in the Current Period	(14)	5.1%
Effect of Cross-Border Tax Laws		
Global intangible low-taxed income	2	(0.7)%
Foreign-derived intangible income	—	—%
Subpart F Income	19	(6.9)%
Foreign Tax Credits	(18)	6.5%
S986 Foreign Exchange Gain/(Loss)	(4)	1.4%
Withholding Taxes – Third Party & US	3	(1.1)%
Tax Credits		
General business tax credits	(6)	2.2%
Changes in Valuation Allowance	156	(56.3)%
Nontaxable or Nondeductible Items		
Share-Based payment awards	3	(1.1)%
Non-Deductible Legal Fees	12	(4.3)%
Depletion	(2)	0.7%
Japanese Dual Resident Entity in US	3	(1.1)%
Intercompany Profit in Inventory	4	(1.4)%
Changes in Unrecognized Tax Benefits	6	(2.2)%
Other Adjustments	—	—%
Total effective tax rate	$ 109	(39)%

(1) State taxes in Illinois, Mississippi, New Jersey, Delaware, and California made up the majority (greater than 50%) of the tax effect in this category.

The Chemours Company
Notes to the Consolidated Financial Statements
(Dollars in millions, except per share amounts and par values)

	Year Ended December 31,			
	2024		2023	
	$	%	$	%
Statutory U.S. federal income tax rate	$ 22	21.0%	$ (67)	21.0%
State income taxes, net of federal benefit	(9)	(8.5)%	(13)	4.1%
Lower effective tax rate on international operations, net	(6)	(5.7)%	55	(17.3)%
Basis difference in intangible assets, net	(1)	(0.9)%	(12)	3.8%
Tax exempt income	—	—%	(24)	7.5%
Non - deductible expenses	13	12.2%	11	(3.4)%
Goodwill	12	11.3%	—	—%
Depletion	(4)	(3.8)%	(4)	1.3%
Exchange gains	(6)	(5.7)%	(16)	5.0%
Provision to return and other adjustments	16	15.1%	(6)	1.9%
Valuation allowance	—	—%	15	(4.7)%
Executive compensation limitation	1	0.9%	9	(2.8)%
Stock-based compensation	(1)	(0.9)%	(13)	4.1%
R&D credit	(7)	(6.6)%	(8)	2.5%
Uncertain tax positions	5	4.7%	7	(2.2)%
Other, net	2	1.8%	—	—%
Total effective tax rate	$ 37	34.9%	$ (66)	20.8%

In 2023, the Company received a ruling from the Swiss tax authorities which resulted in the recognition of a deferred tax asset related to intangibles and an accompanying valuation allowance. The current year movement of this ruling continues to be presented net of the valuation allowance in the effective tax rate reconciliation above.

The following table sets forth the income taxes paid / (refunded) for the year ended December 31, 2025:

	Year Ended December 31,
Jurisdiction Name	2025
United States	$ —
Other State	(2)
Total Federal and State	**(2)**
China	$ 12
Mexico	19
Switzerland - Federal	18
Switzerland - Cantonal	10
Brazil	11
Other Foreign	6
Total Foreign	**76**
Total Income Taxes Paid	**74**

Prior to adoption of ASU 2023-09, the Company reported income taxes paid in 2024 and 2023 of $82 and $63, respectively.

Management asserts that it is indefinitely reinvested with respect to all undistributed earnings prior to 2018 and, therefore, has not recorded deferred tax liabilities with respect to those earnings. Beginning in 2018, management determined that the Company's earnings from certain foreign subsidiaries are not indefinitely reinvested and presumed such earnings will be distributed to the U.S. At December 31, 2025 and 2024, deferred tax liabilities for the foreign subsidiaries that are not indefinitely reinvested were not material to the Company's consolidated financial statements. At December 31, 2025, the amount of indefinitely reinvested unremitted earnings was approximately $474. The potential tax implications of the repatriation of unremitted earnings are driven by the facts at the time of distribution; however, the incremental cost to repatriate earnings is expected to be primarily related to withholding taxes and is not expected to be material.

The Chemours Company
Notes to the Consolidated Financial Statements
(Dollars in millions, except per share amounts and par values)

The Company reviews its tax return positions, taking into account the progress of audits by various taxing jurisdictions and other changes in relevant facts and circumstances evident at each balance sheet date. At December 31, 2025, the Company recognized net tax expense of $6 related to uncertain tax positions specific to transfer pricing and the treatment of discrete intercompany transactions. The Company maintains its as filed tax positions are appropriate and supportable.

Under the tax laws of various jurisdictions in which the Company operates, deductions or credits that cannot be fully utilized for tax purposes during the current year may be carried forward or back, subject to statutory limitations, to reduce taxable income or taxes payable in future or prior years. At December 31, 2025, the Company's state net operating losses amounted to $25, which substantially expire between 2035 and 2045. The Company has foreign net operating losses of $60, which have various expiration dates between 2029 through 2044, as well as unlimited carryforward periods, and $50 of certain foreign tax credits, which expire between 2033 and 2045.

Each year, Chemours and/or its subsidiaries file income tax returns in the U.S. federal jurisdiction and various states and non-U.S. jurisdictions. The following table sets forth the Company's significant jurisdictions' tax returns that are subject to examination by their respective taxing authorities for the open years listed.

Jurisdiction	Open Years
China	2019 through 2025
India	2015 through 2025
Mexico	2020 through 2025
Netherlands	2024 through 2025
Singapore	2019 through 2025
Switzerland	2020 through 2025
Taiwan	2024 through 2025
U.S.	2017 through 2025

Positions challenged by the taxing authorities may be settled or appealed by Chemours and/or EID in accordance with the tax matters agreement. As a result, income tax uncertainties are recognized in the Company's consolidated financial statements in accordance with accounting for income taxes, when applicable.

The following table sets forth the change in the Company's unrecognized tax benefits for the years ended December 31, 2025, 2024 and 2023.

	Year Ended December 31,		
	2025	2024	2023
Balance at January 1,	$ 82	$ 73	$ 65
Gross amounts of increases and decreases in unrecognized tax benefits as a result of adjustments to tax provisions taken during the prior period	—	—	2
Gross amounts of increases and decreases in unrecognized tax benefits as a result of tax positions taken during the current period	9	9	6
Reduction to unrecognized tax benefits as a result of a lapse of the applicable statute of limitations	(1)	—	—
Balance at December 31,	$ 90	$ 82	$ 73
Total unrecognized tax benefits, if recognized, that would impact the effective tax rate	$ 44	$ 54	$ 48
Total amount of interest and penalties recognized in the consolidated statements of operations	3	5	4
Total amount of interest and penalties recognized in the consolidated balance sheets	16	13	8

As of December 31, 2025, the total amount of unrecognized tax benefits was $90, of which $58 was recorded in other liabilities and $32 was recorded as an offset to deferred tax assets. These unrecognized tax benefits primarily relate to transfer pricing matters and the treatment of discrete intercompany transactions. In addition, accruals of $16 have been recorded for penalties and interest, as of December 31, 2025, in other liabilities.

The Chemours Company
Notes to the Consolidated Financial Statements
(Dollars in millions, except per share amounts and par values)

These liabilities at December 31, 2025 were reduced by $44 for offsetting benefits from the corresponding effects of potential transfer pricing adjustments included in other assets.

The following table sets forth a rollforward of the Company's deferred tax asset valuation allowance for the years ended December 31, 2025, 2024 and 2023.

	Year Ended December 31,					
	2025		**2024**		**2023**	
Balance at January 1,	$	150	$	180	$	12
Charges to income tax expense		181		2		168
Reduction of valuation allowance		(5)		(32)		—
Balance at December 31,	$	326	$	150	$	180

For the years ended December 31, 2025, 2024, and 2023 the Company recorded $176, $(30), and $168 of valuation allowance, respectively.

Valuation allowances require an assessment of both positive and negative evidence when determining whether it is more likely than not that deferred tax assets are recoverable. Such assessment is required on a jurisdiction-by-jurisdiction basis. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Based upon our analysis of historical operation results, as well as projections of our future taxable income/(losses) during the periods in which the temporary differences will be recoverable, management believes the uncertainty regarding the realization of certain U.S. federal, foreign, and state deferred tax assets requires a valuation allowance against such assets as of December 31, 2025.

For the year ended December 31, 2025, the Company recorded certain valuation allowance adjustments against deferred tax assets of its U.S. consolidated group, including a $156 valuation allowance for U.S. federal and state interest carryforwards, as well as $12 against its State net operating losses and other deferred tax assets. In addition, the Company recorded a $10 partial valuation allowance against its net operating losses generated by its Dutch subsidiaries. Finally, the Company determined its Argentinean required a full valuation allowance of $3 recorded in the fourth quarter.

For the year ended December 31, 2024, the decrease in valuation allowance of $30 was primarily related to changes in realizability associated with deferred tax assets of its Taiwanese and Swiss subsidiaries.

For the year ended December 31, 2023, the increase in valuation allowance of $168 was primarily due to the Company's recognition of a $150 deferred tax asset and related valuation allowance of $138 in connection with a Swiss ruling received in 2023 related to intangible assets and certain limitations on its realizability. In addition, there was a plant closure in Taiwan whereby the Company recorded a valuation allowance of $13 against certain deferred tax assets of one of its Taiwanese subsidiaries. One of our U.S. subsidiaries also recorded a $15 valuation allowance against its deferred tax assets for U.S. State net operating losses and other deferred tax assets.

Our US federal, state, and foreign valuation allowances are based on projections of taxable income, which may be subject to change in the future, and may be impacted by the Tax Act provisions going into effect in 2026 regarding interest deductibility limitations, and events subsequent to our Balance Sheet date including the previously disclosed sale of land in Kuan Yin, Taiwan and any future costs incurred in connection with Note 22, Commitments and Contingent Liabilities.

The Chemours Company
Notes to the Consolidated Financial Statements
(Dollars in millions, except per share amounts and par values)

Note 10. Earnings Per Share of Common Stock

The following table sets forth the reconciliations of the numerators and denominators of the Company's basic and diluted earnings (loss) per share calculations for the years ended December 31, 2025, 2024 and 2023.

	Year Ended December 31,		
	2025	**2024**	**2023**
Numerator:			
Net (loss) income attributable to Chemours	$ (386)	$ 69	$ (253)
Denominator:			
Weighted-average number of common shares outstanding - basic	150,237,101	149,494,462	148,912,397
Dilutive effect of the Company's employee compensation plans (1)	—	677,827	—
Weighted-average number of common shares outstanding - diluted	150,237,101	150,172,289	148,912,397
Basic (loss) earnings per share of common stock (2)	$ (2.57)	$ 0.46	$ (1.70)
Diluted (loss) earnings per share of common stock (1) (2)	(2.57)	0.46	(1.70)

(1) In periods where the Company incurs a net loss, the impact of potentially dilutive securities is excluded from the calculation of EPS, as their inclusion would have an anti-dilutive effect. As such, with respect to the measure of diluted EPS, the impact of 404,781 and 1,584,958 potentially dilutive securities is excluded from the calculation for the year ended December 31, 2025 and December 31, 2023.

(2) Figures may not recalculate exactly due to rounding. Basic and diluted earnings (loss) per share are calculated based on unrounded numbers.

The following table sets forth the average number of stock options and performance stock options that were out of the money and, therefore, were not included in the Company's diluted earnings (loss) per share calculations for the years ended December 31, 2025, 2024 and 2023.

	Year Ended December 31,		
	2025	**2024**	**2023**
Average number of stock options	4,353,418	2,246,602	1,444,099

Note 11. Accounts and Notes Receivable, Net

The following table sets forth the components of the Company's accounts and notes receivable, net at December 31, 2025 and 2024.

	December 31,	
	2025	**2024**
Accounts receivable - trade, net (1)	$ 562	$ 619
VAT, GST, and other taxes (2)	96	114
Other receivables (3)	21	37
Total accounts and notes receivable, net	$ 679	$ 770

(1) Accounts receivable - trade, net includes trade notes receivable of $1 and $1 and is net of allowances for doubtful accounts of $2 and $2 at December 31, 2025 and 2024, respectively. Such allowances are equal to the estimated uncollectible amounts.

(2) Value added tax ("VAT") and goods and services tax ("GST") for various jurisdictions.

(3) Other receivables consist of derivative instruments, advances, and other deposits including receivables under the terms of the MOU. For details of the MOU, see "Note 22 – Commitments and Contingent Liabilities".

Accounts and notes receivable are carried at amounts that approximate fair value. Bad debt expense amounted to $1, $8 and $3 for the years ended December 31, 2025, 2024 and 2023, respectively.

The Chemours Company
Notes to the Consolidated Financial Statements
(Dollars in millions, except per share amounts and par values)

The following table sets forth the change in the Company's allowance for doubtful accounts for the years ended December 31, 2025, 2024 and 2023.

	Year Ended December 31,					
	2025		2024		2023	
Balance at January 1,	$	2	$	2	$	10
Additions charged to expenses		1		8		3
Deductions from reserves (1)		(1)		(8)		(11)
Balance at December 31,	$	2	$	2	$	2

(1) Include bad debt write-offs of less than $1 for each of the years ended December 31, 2025, 2024 and 2023, respectively.

Customer Vendor Financing Facilities

The Company participates in several financing facilities maintained by our customers. These facilities allow the Company to monetize certain receivables prior to their due date. The Company receives a discounted amount from the financial institution which varies depending on the timing of the payment from the financing institution in relation to the invoice due date from the customer. The Company classifies cash received from the financial institutions as an operating cash flow. For one transaction in 2023, the Company received $26 from a financial institution prior to the recognition of revenue from the customer. For that advance, the Company classified the proceeds as a financing cash inflow under the caption "Proceeds from supplier financing programs" on the Consolidated Statement of Cash Flows for the year ended December 31, 2023. As of December 31, 2023, all revenue recognition requirements related to this transaction had been satisfied.

Note 12. Inventories

The following table sets forth the components of the Company's inventories at December 31, 2025 and 2024.

	December 31,			
	2025		2024	
Finished products	$	875	$	889
Semi-finished products		259		271
Raw materials, stores, and supplies		803		679
Inventories before LIFO adjustment		1,937		1,839
Less: Adjustment of inventories to LIFO basis		(368)		(376)
Total inventories	$	1,569	$	1,463

Inventory values, before LIFO adjustment, are generally determined by the average cost method, which approximates current cost. Inventories are valued under the LIFO method at substantially all of the Company's U.S. locations, which comprised $911 and $900 (or 47% and 49%), respectively of inventories before the LIFO adjustments at December 31, 2025 and 2024, respectively. The remainder of the Company's inventory held in international locations and certain U.S. locations is valued under the average cost method.

The Chemours Company
Notes to the Consolidated Financial Statements
(Dollars in millions, except per share amounts and par values)

Note 13. Property, Plant, and Equipment, Net

The following table sets forth the components of the Company's property, plant, and equipment, net at December 31, 2025 and 2024.

	December 31,			
	2025		**2024**	
Equipment	$	8,314	$	7,916
Buildings		1,187		1,133
Construction-in-progress		319		404
Land		69		88
Mineral rights		31		36
Property, plant, and equipment		9,920		9,577
Less: Accumulated depreciation		(6,842)		(6,389)
Total property, plant, and equipment, net	$	3,078	$	3,188

Property, plant, and equipment, net included gross assets under finance leases of $101 and $102 at December 31, 2025 and 2024, respectively.

Interest expense capitalized as part of property, plant, and equipment, net amounted to $6, $10, and $7 for the years ended December 31, 2025, 2024 and 2023, respectively.

Depreciation expense amounted to $340, $301, and $297 for the years ended December 31, 2025, 2024 and 2023, respectively.

The Company had previously committed to selling the land of its manufacturing site in Kuan Yin, Taiwan, following the announcement of its closure on July 27, 2023, as part of the Titanium Technologies Transformation Plan. The land was not available for immediate sale pending the removal of an environmental pollution mark from the land titles and the completion of dismantling, removal, and remediation activities at the decommissioned site. During the year ended December 31, 2025, following completion of dismantling and removal activities and remediation efforts, the Company sold certain parcels of land previously classified as held for sale and recorded a gain on sale of $7, which is reflected within "Other Income, Net" in the Consolidated Statements of Operations. At December 31, 2025, $21 of land met held for sale criteria and is classified as Assets held for sale on the Consolidated Balance Sheets. In January 2026, the Company entered into four separate Real Estate Sale and Purchase Agreements with four entities affiliated with each other, to sell ten parcels of land in Kuan Yin, Taiwan, for a total purchase price of approximately $360.

The Chemours Company
Notes to the Consolidated Financial Statements
(Dollars in millions, except per share amounts and par values)

Note 14. Leases

The Company leases certain office space, laboratory space, equipment, railcars, tanks, barges and warehouses. Lease expense is recognized over the term of these leases on a straight-line basis. The Company's leases have remaining terms of up to 21 years. Some leases of equipment contain immaterial amounts of residual value guarantees. Leases with an initial term of 12 months or less are not recorded on the consolidated balance sheets.

The following table sets forth the Company's lease assets and lease liabilities and their balance sheet locations at December 31, 2025 and 2024.

	Balance Sheet Location	December 31, 2025	December 31, 2024
Lease assets:			
Operating lease right-of-use assets	Operating lease right-of-use assets	$ 271	$ 265
Finance lease assets	Property, plant, and equipment, net (Note 13)	43	53
Total lease assets		$ 314	$ 318
Lease liabilities:			
Current:			
Operating lease liabilities	Other accrued liabilities (Note 19)	$ 62	$ 56
Finance lease liabilities	Short-term and current maturities of long-term debt (Note 20)	11	13
Total current lease liabilities		73	69
Non-current:			
Operating lease liabilities	Operating lease liabilities	191	198
Finance lease liabilities	Long-term debt, net (Note 20)	28	38
Total non-current lease liabilities		219	236
Total lease liabilities		$ 292	$ 305

The following table sets forth the components of the Company's lease cost for the years ended December 31, 2025, 2024 and 2023.

	Year Ended December 31, 2025	2024	2023
Operating lease cost	$ 90	$ 61	$ 63
Short-term lease cost	20	14	7
Variable lease cost	21	19	18
Finance lease cost:			
Amortization of lease assets	11	9	9
Interest on lease liabilities	2	3	3
Total lease cost	$ 144	$ 106	$ 100

The following table sets forth the cash flows related to the Company's leases for the years ended December 31, 2025, 2024 and 2023.

The Chemours Company
Notes to the Consolidated Financial Statements
(Dollars in millions, except per share amounts and par values)

| | Year Ended December 31, | | | | | |
	2025		2024		2023	
Cash paid for amounts included in the measurement of lease liabilities:						
Operating cash flows from operating leases	$	98	$	69	$	70
Operating cash flows from finance leases		2		3		3
Financing cash flows from finance leases		14		12		11
Non-cash lease liabilities activity:						
Leased assets obtained in exchange for new operating lease liabilities	$	84	$	38	$	66
Leased assets obtained in exchange for new finance lease liabilities		—		7		—

The following table sets forth the weighted-average terms and weighted-average discount rates for the Company's leases at December 31, 2025 and 2024.

| | December 31, | |
	2025	2024
Weighted-average remaining lease term (years):		
Operating leases	6.9	8.3
Finance leases	4.0	4.5
Weighted-average discount rate:		
Operating leases	6.39%	6.09%
Finance leases	6.41%	5.67%

The following table sets forth the Company's lease liabilities' maturities for the next five years and thereafter.

	Operating Leases		Finance Leases		Total	
2026	$	75	$	12	$	87
2027		58		10		68
2028		43		10		53
2029		35		6		41
2030		27		1		28
Thereafter		68		6		74
Total lease payments		306		45		351
Less: Imputed interest		53		6		59
Present value of lease liabilities	$	253	$	39	$	292

The Chemours Company
Notes to the Consolidated Financial Statements
(Dollars in millions, except per share amounts and par values)

The Chemours Discovery Hub

In October 2017, Chemours executed a build-to-suit lease agreement to construct a new 312,000-square-foot R&D facility located in the Science, Technology, and Advanced Research campus of the University of Delaware in Newark, Delaware ("Chemours Discovery Hub"). Chemours was deemed to be the owner for accounting purposes during construction of the facility. Construction was completed in the fourth quarter of 2019, and, upon its completion, Chemours evaluated whether a sale occurred for purposes of sale-leaseback accounting treatment. The Company determined that this transaction did not qualify for sale-leaseback accounting, and, as a result, the leasing arrangement is considered to be a financing transaction. At completion of the construction, the build-to-suit lease liability was reclassified as a financing obligation within long-term debt, net, and the build-to-suit lease asset was capitalized in property, plant and equipment, net. At December 31, 2025 and 2024, a financing obligation of $88 and $90, respectively, and property, plant, and equipment of $73 and $76, respectively, are recorded on the Company's consolidated balance sheet.

The following table sets forth the Company's minimum future payments due for the next five years and thereafter related to the Chemours Discovery Hub financing obligation.

2026	$ 7
2027	7
2028	7
2029	7
2030	7
Thereafter	115
Total lease payments	150
Less: Imputed interest	(62)
Present value of financing obligation	$ 88

Note 15. Goodwill and Other Intangible Assets, Net

Goodwill

The following table sets forth the changes in the carrying amount of the Company's goodwill by segment for the years ended December 31, 2025 and 2024.

	Thermal & Specialized Solutions	Titanium Technologies	Advanced Performance Materials	Other Segment	Total
Balance at January 1, 2024	$ 33	$ 13	$ 56	$ —	$ 102
Goodwill impairment	—	—	(56)	—	(56)
Balance at December 31, 2024	33	13	—	—	46
Balance at December 31, 2025	$ 33	$ 13	$ —	$ —	$ 46

Chemours consists of four operating segments: Thermal & Specialized Solutions, Titanium Technologies, Advanced Performance Materials, and Performance Chemicals and Intermediates (included in Other Segment). The Company defines its reporting units as operating units or one level below its operating segments. In 2025 and 2024, the Company had two and three reporting units for goodwill testing, respectively, which align with the Company's operating segments that have goodwill as of that current year. The Company completes its annual goodwill impairment test on October 1 each year, or more frequently if triggering events indicate a possible impairment. The Company continually evaluates financial performance, economic conditions and other recent developments in assessing if a triggering event indicates that the carrying values of goodwill or long-lived assets are impaired. The Company tested the goodwill balances attributable to each of its reporting units for potential impairment on October 1, 2025 and 2024, the dates of Chemours' annual goodwill assessments. No goodwill impairments were recorded for the year ended December 31, 2025, as the fair values of the Company's reporting units that carry goodwill exceeded each respective reporting unit's carrying amount on October 1, 2025. See below for further details related to 2024.

The total accumulated goodwill impairment losses included in the Company's goodwill balance at both December 31, 2025 and December 31, 2024 amounted to $56, which represents the impairment charge recorded in the third quarter of 2024 for the Advanced Performance Materials reporting unit as described further below.

The Chemours Company
Notes to the Consolidated Financial Statements
(Dollars in millions, except per share amounts and par values)

During the third quarter of 2024, the Company reviewed recently released third-party industry projections, which for hydrogen reflected lower end-market demand as well as slower market growth through 2030 and a more uncertain long-term growth trajectory beyond 2030. In response to these negative market outlook developments as well as increased commercial headwinds due to limited cyclical end-markets recovery and competitive intensity, the Company has revised its financial projections for the Advanced Performance Materials business which includes reductions to its investment plans. The Company concluded that these market developments, as well as the Company's revised financial projections to reflect these events, represented a triggering event for the Company's Advanced Performance Materials reporting unit and associated goodwill, as well as the related asset group, during the third quarter of 2024. As a result of this conclusion, the Company completed an interim impairment assessment as of August 31, 2024 for its Advanced Performance Materials reporting unit and the related asset group.

The Company concluded that the undiscounted cash flows exceeded the carrying value of the long-lived assets, and that an impairment did not exist. In completing an interim quantitative goodwill impairment test, the Company compared the reporting unit's fair value to its carrying value in order to determine if an impairment charge was warranted. The fair value of the Company's Advanced Performance Materials reporting unit was determined by using a combination of discounted cash flow models (a form of the income approach) and the guideline public company method (a form of the market approach). These valuation models incorporated a number of assumptions and judgments surrounding general market and economic conditions and internal forecasts of future business performance that are based on short- and long-term revenue growth rates, EBITDA margins and prospective financial information surrounding the future cash flows of the reporting unit. Discount rate and market multiple assumptions were determined based on relevant peer companies in the chemicals sector. As a result of the analysis performed, the Company concluded that the carrying amount of the Advanced Performance Materials reporting unit exceeded its fair value resulting in a non-cash goodwill impairment charge of $56, which is recorded within "Goodwill impairment charge" on the Consolidated Statements of Operations for the year ended December 31, 2024.

Based upon the results of our annual goodwill impairment tests, no further impairments to the carrying value of goodwill were necessary or recorded for the years ended December 31, 2025 and 2024, as the fair values of the Company's other reporting units that carry goodwill exceeded each respective reporting unit's carrying amount on October 1, 2025 and 2024.

The Company continually monitors macroeconomic and industry-specific conditions for indicators of potential impairment of goodwill and long-lived assets. During 2025, the Company evaluated the sustained weakness in the global TiO_2 market, including lower selling prices and utilization levels, as well as delays in the development of hydrogen-related infrastructure affecting certain end markets. Further, based on this evaluation, the Company concluded that no triggering events were identified for long-lived assets.

Other Intangible Assets, Net

The following table sets forth the gross carrying amounts and accumulated amortization of the Company's other intangible assets by major class at December 31, 2025 and 2024.

	December 31, 2025			December 31, 2024		
	Cost	Accumulated Amortization	Net	Cost	Accumulated Amortization	Net
Allowance units (1)	$ 8	$ (6)	$ 2	$ 8	$ (5)	$ 3
Customer lists	2	(2)	—	2	(2)	—
Customer relationships	22	(22)	—	22	(22)	—
Patents	13	(13)	—	13	(13)	—
Purchased and licensed technology	3	(3)	—	3	(3)	—
Other	11	(11)	—	11	(11)	—
Total other intangible assets	$ 59	$ (57)	$ 2	$ 59	$ (56)	$ 3

(1)   Allowance units represent rights purchased for the production and/or importation of regulated materials.

The aggregate pre-tax amortization expense for definite-lived intangible assets was less than $1, less than $1, and $10 for the years ended December 31, 2025, 2024 and 2023, respectively. Less than $1 of pre-tax amortization expense is estimated annually for 2026, 2027, 2028, 2029, and 2030. Definite-lived intangible assets are amortized over their estimated useful lives, generally for periods ranging up to 20 years. The reasonableness of the useful lives of these assets is periodically evaluated. The Company does not have any indefinite-lived intangible assets.

The Chemours Company
Notes to the Consolidated Financial Statements
(Dollars in millions, except per share amounts and par values)

Note 16. Investments in Affiliates

The Company holds investments in companies where it, directly or indirectly, owns 20% to 50% of the voting stock, or has the ability to exercise significant influence over the operating and financial policies of the investee.

The following table sets forth the jurisdiction, carrying value, and ownership percentages of the Company's investments in affiliates at December 31, 2025 and 2024.

Investee	Jurisdiction	December 31, 2025		December 31, 2024	
		Carrying Value	Ownership	Carrying Value	Ownership
Chemours-Mitsui Fluorochemicals Company, Ltd.	Japan	$ 84	50.0%	$ 79	50.0%
The Chemours Chenguang Fluoromaterials Company Limited	China	35	50.0%	33	50.0%
Changshu 3F Zhonghao New Chemical Materials Co., Ltd.	China	41	10.0%	40	10.0%
		$ 160		$ 152	

The following table sets forth the changes in the Company's investments in affiliates for the years ended December 31, 2025, 2024 and 2023.

	Year Ended December 31,		
	2025	2024	2023
Balance at January 1,	$ 152	$ 158	$ 175
Equity in earnings of affiliates	35	43	45
Dividends	(27)	(37)	(49)
Currency translation and other	—	(12)	(13)
Balance at December 31,	$ 160	$ 152	$ 158

The Company engages in transactions with its equity method investees in the ordinary course of business. For the years ended December 31, 2025, 2024 and 2023, net sales to the Company's equity method investees amounted to $127, $127, and $144, respectively, and purchases from the Company's equity method investees amounted to $270, $295, and $221, respectively.

Note 17. Other Assets

The following table sets forth the components of the Company's other assets at December 31, 2025 and 2024.

	December 31,	
	2025	2024
Capitalized repair and maintenance costs	$ 235	$ 315
Pension assets (1)	142	97
Deferred income taxes	254	280
Miscellaneous (2)	120	96
Total other assets	$ 751	$ 788

(1) Pension assets represents the funded status of certain of the Company's long-term employee benefit plans.

(2) Miscellaneous includes corresponding income tax benefits related to uncertain tax positions on transfer pricing (see "Note 9 – Income Taxes").

The Chemours Company
Notes to the Consolidated Financial Statements
(Dollars in millions, except per share amounts and par values)

Note 18. Accounts Payable

The following table sets forth the components of the Company's accounts payable at December 31, 2025 and 2024.

	December 31,	
	2025	**2024**
Trade payables	$ 929	$ 1,134
VAT and other payables	25	22
Total accounts payable	$ 954	$ 1,156

Supplier Financing

The Company maintains supply chain finance programs with several financial institutions. The programs allow its suppliers to sell their receivables to one of the participating financial institutions at the discretion of both parties on terms that are negotiated between the supplier and the respective financial institution. Pursuant to their agreement with a financial institution, certain suppliers may elect to be paid early at their discretion. The key terms of the supplier invoice, including the amounts due and scheduled payment dates, are not impacted by its suppliers' decisions to sell their receivables under the programs. For the Company's supplier financing program obligations classified as accounts payable, the Company agrees to pay the financial institution on those sold invoices on the original invoice due date. The Company also maintains a supplier finance program whose obligations are classified as short-term debt based on an extension of payment terms past the original invoice due date. There are no assets pledged or other forms of guarantees associated with these programs. The Company or the financial institution may terminate the program upon at least 30 days' notice.

The outstanding payment obligations at December 31, 2025 and 2024 were $132 and $180, respectively. At December 31, 2025 and 2024, $122 and $162 are in Accounts Payable in the Consolidated Balance Sheets, while $10 and $18 are included in Short-term and current maturities of long-term debt in the Consolidated Financial Statements.

The following table sets forth the changes in Company's outstanding payment obligations by balance sheet location for the years ended December 31, 2025 and 2024.

	Accounts Payable	Short-Term Debt	Total
Balance at January 1, 2024	$ 170	$ 27	$ 197
Invoices confirmed during the year	450	93	543
Confirmed invoices paid during the year	(458)	(102)	(560)
Balance at December 31, 2024	162	18	180
Invoices confirmed during the year	341	80	421
Confirmed invoices paid during the year	(381)	(88)	(469)
Balance at December 31, 2025	$ 122	$ 10	$ 132

The Chemours Company
Notes to the Consolidated Financial Statements
(Dollars in millions, except per share amounts and par values)

Note 19. Other Accrued Liabilities

The following table sets forth the components of the Company's other accrued liabilities at December 31, 2025 and 2024.

	December 31,	
	2025	2024
Accrued litigation (1)	$ 167	$ 112
Asset retirement obligations (2)	9	8
Income taxes	10	22
Customer rebates	75	70
Accrued interest	33	18
Operating lease liabilities (3)	62	56
Miscellaneous (4)	150	110
Total other accrued liabilities	$ 506	$ 396

(1) At December 31, 2025 and 2024, accrued litigation includes $23 and $68 for settlements with the State of Ohio and the State of Delaware, respectively. At December 31, 2025, accrued litigation also includes $99 related to the settlement agreement with the State of New Jersey. At December 31, 2024, accrued litigation also included $14 for settlements related to the Ohio MDL. Refer to "Note 22 – Commitments and Contingent Liabilities" for further details.

(2) Represents the current portion of asset retirement obligations (see "Note 22 – Commitments and Contingent Liabilities").

(3) Represents the current portion of operating lease liabilities (see "Note 14 – Leases").

(4) At December 31, 2025, miscellaneous includes $65 of derivative liabilities, respectively. Miscellaneous also includes accruals related to utility expenses, property taxes, a workers compensation indemnification liability and other miscellaneous expenses.

The Chemours Company
Notes to the Consolidated Financial Statements
(Dollars in millions, except per share amounts and par values)

Note 20. Debt

The following table sets forth the components of the Company's debt at December 31, 2025 and 2024.

	December 31,			
	2025		**2024**	
Senior secured term loans:				
Tranche B-4 U.S. dollar term loan due October 2032	$	1,050	$	1,056
Tranche B-3 euro term loan due August 2028 (€415 at December 31, 2025 and €415 at December 31, 2024)		488		432
Senior unsecured notes:				
5.375% due May 2027		495		495
5.750% due November 2028		783		783
4.625% due November 2029		620		620
8.000% due January 2033		600		600
Finance lease liabilities		39		51
Financing obligation (1)		88		90
Supplier financing obligation (2)		10		18
Other		9		11
Total debt principal		4,182		4,156
Less: Unamortized issue discounts		(21)		(19)
Less: Unamortized debt issuance costs		(20)		(24)
Less: Short-term and current maturities of long-term debt		(42)		(54)
Long-term debt, net	$	4,099	$	4,059

(1) At December 31, 2025 and 2024, financing obligation relates to the financed portion of the Chemours Discovery Hub. Refer to "Note 14 – Leases" for further details.

(2) At December 31, 2025 and 2024, supplier financing obligation relates to a supplier financing program whose obligations, based on their characteristics, are classified within short-term debt and current maturities of long-term debt. Refer to "Note 18 – Accounts Payable" for further details.

Senior Secured Credit Facilities

On August 18, 2023, the Company entered into an amendment and restatement credit agreement (the "Credit Agreement") that provides for a $900 senior secured revolving credit facility (the "Revolving Credit Facility") and five-year senior secured term loans (the "Senior Secured Term Loan Facility", collectively, the "Senior Secured Credit Facilities").

On May 2, 2025, the Company entered into the Amendment No. 3 (the "Third Amendment") among the Company, certain subsidiaries of the Company, the lenders from time to time party thereto and JPMorgan Chase Bank, N.A., as administrative agent, which amends the Credit Agreement. The Third Amendment increased the total net leverage ratio thresholds governing the applicable rate for the Company's revolving commitments existing immediate prior to the consummation of the transaction contemplated by the Amendment to May 2, 2030, increased the maximum senior secured net leverage ratio quarterly maintenance test through the fiscal quarter ended September 30, 2026, extended the termination date of certain revolving commitments and increased the aggregate revolving commitments available to $1,000, comprised of $780 in revolving commitments that mature on May 2, 2030 and $220 in revolving commitments that mature on October 7, 2026; in each case, subject to springing maturity provisions.

The Chemours Company
Notes to the Consolidated Financial Statements
(Dollars in millions, except per share amounts and par values)

The Senior Secured Term Loan Facility provides for a Tranche B-3 class of term loans, denominated in U.S. dollars, in an aggregate principal amount of $1,070 (the "Dollar Term Loan") and a class of Tranche B-3 class term loans, denominated in euros, in an aggregate principal amount of €415 (the "Euro Term Loan") (collectively, the "Term Loans"). The Company received proceeds of $367, net of original issue discount and bank fees of $32. The proceeds of the Term Loans were primarily used to prepay, in full, all outstanding amounts under the previous April 2018 Credit Agreement, which amounted to $764 for the previous dollar term loan and €333 for the previous euro term loan, fees and expenses related therewith, and to fund the Water District Settlement Fund per the terms of the U.S. public water system Settlement Agreement pending final approval (see "Note 22 – Commitments and Contingent Liabilities"). Following the first amendment to the Credit Agreement, which was entered into on November 29, 2024, the Dollar Term Loan bears a variable interest rate equal to, at the election of the Company, adjusted Term SOFR plus 3.00%, subject to an adjusted SOFR floor of 0.50%, or adjusted base rate, plus 2.00%, subject to a base rate floor of 1.00%. Following the second amendment to the Credit Agreement, which was entered into on December 13, 2024, the Euro Term Loan bears a variable interest rate equal to adjusted Euro Interbank Offered Rate ("EURIBOR") plus 3.25%, subject to an adjusted EURIBOR floor of 0.0%. The Term Loans will mature on August 18, 2028, and are subject to acceleration in certain circumstances. The Revolving Credit Facility is subject to a springing maturity in the event that the Dollar Term Loans, the Euro Term Loans or the unsecured notes due 2027, 2028 and 2029 are not redeemed, repaid, modified, and/or refinanced within the 91 day period prior to their maturity date.

On October 15, 2025, the Company entered into Amendment No. 4 (the "Fourth Amendment") among the Company, certain subsidiaries of the Company, the lenders from time to time party thereto and JPMorgan Chase Bank, N.A., as administrative agent, which amends the Credit Agreement. The Fourth Amendment extended the maturity date of the Company's $1,050 senior secured U.S. Dollar Term Loan from August 18, 2028 to October 15, 2032. The Fourth Amendment also changed the applicable margin in respect of the Dollar Term Loan to, at the election of the Company, adjusted Term SOFR + 3.50% or adjusted base rate plus 2.50%.

At December 31, 2025, the effective interest rates on the Dollar Term Loan and the Euro Term Loan were 7.2% and 5.2%, respectively. For the years ended December 31, 2025, 2024 and 2023, the Company made term loan repayments of $8, $11 and $9 on its Term Loans, respectively.

Borrowings made under the Revolving Credit Facility may be used for working capital and other general corporate purchases and other transactions not prohibited by the Credit Agreement. The Revolving Credit Facility bears a variable interest rate range based on the Company's total net leverage ratio, as defined in the Credit Agreement, between (i) a 0.25% and a 1.00% spread for adjusted base rate loans, and (ii) a 1.25% and a 2.00% spread for SOFR and EURIBOR loans. In addition, the Company is required to pay a commitment fee on the average daily unused amount of the Revolving Credit Facility within an interest rate range based on its total net leverage ratio, between 0.10% and 0.25%. At December 31, 2025, commitment fees on the Revolving Credit Facility were assessed at a rate of 0.25% per annum. The Company's revolving commitments are comprised of $780 in revolving commitments that mature on May 2, 2030 and $220 in revolving commitments that mature on October 7, 2026; in each case, subject to springing maturity provisions. There were no borrowings under the Revolving Credit Facility at December 31, 2025 and 2024. Issued and outstanding letters of credit under the Revolving Credit Facility amounted to $45 and $56 at December 31, 2025 and 2024, respectively.

Under the Credit Agreement, solely with respect to the Revolving Credit Facility, the Company is required to not exceed a maximum senior secured net leverage ratio of 2.00 to 1.00 in any period of four consecutive fiscal quarters through the date of maturity. In addition, the Term Loans contain customary affirmative and negative covenants that, among other things, limit or restrict the Company's and its subsidiaries' ability, subject to certain exceptions, to incur additional indebtedness or liens, pay dividends, and engage in certain transactions, including mergers, acquisitions, asset sales, or investments, outside of specified carve-outs. The Credit Agreement also contains customary representations and warranties and events of default.

The obligations under the Senior Secured Credit Facilities are guaranteed on a senior secured basis by all of the Company's material, wholly-owned domestic subsidiaries, subject to certain agreed upon exceptions. The obligations under the Senior Secured Credit Facilities are also, subject to certain agreed upon exceptions, secured by a first priority lien on substantially all of the Company's assets and substantially all of the assets of the Company's material, wholly-owned domestic subsidiaries, including 100% of the stock of certain of the Company's domestic subsidiaries and 65% of the stock of certain of the Company's foreign subsidiaries.

The Chemours Company
Notes to the Consolidated Financial Statements
(Dollars in millions, except per share amounts and par values)

Senior Unsecured Notes

Senior Unsecured Notes Due May 2026

On June 6, 2018, the Company issued an aggregate principal amount of €450 4.000% senior unsecured notes due May 2026, denominated in euros (the "2026 Euro Notes"). The 2026 Euro Notes required payment of principal at maturity and payments of interest semi-annually in cash and in arrears on May 15 and November 15 of each year. The net proceeds from the 2026 Euro Notes, together with cash on hand, were used to purchase or redeem, as the case may be, the previously outstanding euro notes due May 2023 and a $250 aggregate principal amount of the 6.625% senior unsecured notes due May 2023, denominated in U.S. dollars (the "2023 Dollar Notes") pursuant to a tender offer and the redemption, as well as pay for any fees and expenses in connection therewith. The Company purchased or redeemed, as applicable, all of its outstanding 2026 Euro Notes of €441 during the year ended December 31, 2024.

Senior Unsecured Notes Due May 2027

On May 23, 2017, the Company issued a $500 aggregate principal amount of 5.375% senior unsecured notes due May 2027 (the "2027 Notes"). The 2027 Notes require payment of principal at maturity and interest semi-annually in cash and in arrears on May 15 and November 15 of each year. The Company received proceeds of $489, net of an original issue discount of $5 and underwriting fees and other related expenses of $6, which are deferred and amortized to interest expense using the effective interest method over the term of the 2027 Notes. A portion of the net proceeds from the 2027 Notes was used to pay the $335 of the First MDL Settlement, as discussed in "Note 22 – Commitments and Contingent Liabilities". The remaining proceeds from the 2027 Notes were available for general corporate purposes.

The 2027 Notes are fully and unconditionally guaranteed, jointly and severally, on a senior unsecured unsubordinated basis by each of the Company's existing and future direct and indirect domestic restricted subsidiaries that (i) incurs or guarantees indebtedness under the Senior Secured Credit Facilities, or (ii) guarantees certain other indebtedness of the Company or any guarantor in an aggregate principal amount in excess of $100. The guarantees of the 2027 Notes will rank equally with all other senior indebtedness of the guarantors. The 2027 Notes rank equally in right of payment to all of the Company's existing and future unsecured unsubordinated debt and are senior in right of payment to all of its existing and future debt that is by its terms expressly subordinated in right of payment to the 2027 Notes. The 2027 Notes are subordinated to indebtedness under the Senior Secured Credit Facilities, as well as any future secured debt to the extent of the value of the assets securing such debt, and structurally subordinated to the liabilities of any non-guarantor subsidiaries.

Pursuant to the terms of the indenture governing the 2027 Notes, the Company is obligated to offer to purchase the 2027 Notes at a price of 101% of the principal amount, together with accrued and unpaid interest, if any, up to, but not including, the date of purchase, upon the occurrence of certain change of control events. The Company may redeem the 2027 Notes, in whole or in part, at an amount equal to 100% of the aggregate principal amount plus a specified "make-whole" premium and accrued and unpaid interest, if any, to the date of purchase prior to February 15, 2027. The Company may also redeem some or all of the 2027 Notes by means other than a redemption, including tender offer and open market repurchases.

Senior Unsecured Notes Due November 2028

On November 27, 2020, the Company issued an $800 aggregate principal amount of 5.750% senior unsecured notes due November 2028 (the "2028 Notes") in an offering that was exempt from the registration requirements of the Securities Act. The 2028 Notes require payment of principal at maturity and interest semi-annually in cash and in arrears on May 15 and November 15 of each year. The Company received proceeds of $790, net of underwriting fees and other related expenses of $10, which are deferred and amortized to interest expense using the effective interest method over the term of the 2028 Notes. The net proceeds from the 2028 Notes were used, together with cash on hand, to purchase or redeem, as applicable, the remaining $908 aggregate principal amount of the 2023 Dollar Notes.

The 2028 Notes are fully and unconditionally guaranteed, jointly and severally, on a senior unsecured unsubordinated basis by each of the Company's existing and future direct and indirect domestic restricted subsidiaries that (i) incurs or guarantees indebtedness under the Senior Secured Credit Facilities, or (ii) guarantees certain other indebtedness of the Company or any guarantor in an aggregate principal amount in excess of $100. The guarantees of the 2028 Notes will rank equally with all other senior indebtedness of the guarantors. The 2028 Notes rank equally in right of payment to all of the Company's existing and future unsecured unsubordinated debt and are senior in right of payment to all of its existing and future debt that is by its terms expressly subordinated in right of payment to the 2028 Notes. The 2028 Notes are subordinated to indebtedness under the Senior Secured Credit Facilities, as well as any future secured debt to the extent of the value of the assets securing such debt, and structurally subordinated to the liabilities of any non-guarantor subsidiaries.

The Chemours Company
Notes to the Consolidated Financial Statements
(Dollars in millions, except per share amounts and par values)

Pursuant to the terms of the indenture governing the 2028 Notes, the Company is obligated to offer to purchase the 2028 Notes at a price of 101% of the principal amount, together with accrued and unpaid interest, if any, up to, but not including, the date of purchase, upon the occurrence of certain change of control events. Prior to November 15, 2023, the Company may redeem the 2028 Notes (i) in whole or in part, at an amount equal to 100% of the aggregate principal amount plus a specified "make-whole" premium and accrued and unpaid interest, if any, to the date of purchase, and (ii) on one or more occasions, up to 35% of the aggregate principal amount of the notes, with the net cash proceeds of one or more equity offerings at a price equal to 105.750% of the principal amounts of such notes, plus accrued and unpaid interest, if any, up to, but excluding, the redemption date. On or after November 15, 2023, the Company may redeem the 2028 Notes at specified redemption prices. The Company may also redeem some or all of the 2028 Notes by means other than a redemption, including tender offer and open market repurchases.

Senior Unsecured Notes Due November 2029

On August 18, 2021, the Company issued a $650 aggregate principal amount of 4.625% senior unsecured notes due November 2029 (the "2029 Notes") in an offering that was exempt from the registration requirements of the Securities Act. The 2029 Notes require payment of principal at maturity and interest semi-annually in cash and in arrears on May 15 and November 15 of each year. The Company received proceeds of $642, net of underwriting fees and other related expenses of $8, which are deferred and amortized to interest expense using the effective interest method over the term of the 2029 Notes. The net proceeds from the 2029 Notes were used, together with cash on hand, to purchase or redeem, as applicable, the $750 aggregate principal of the 7.000% senior unsecured notes due May 2025 (the "2025 Notes").

The 2029 Notes are fully and unconditionally guaranteed, jointly and severally, on a senior unsecured unsubordinated basis by each of the Company's existing and future direct and indirect domestic restricted subsidiaries that (i) incurs or guarantees indebtedness under the Senior Secured Credit Facilities, or (ii) guarantees certain other indebtedness of the Company or any guarantor in an aggregate principal amount in excess of $100. The guarantees of the 2029 Notes will rank equally with all other senior indebtedness of the guarantors. The 2029 Notes rank equally in right of payment to all of the Company's existing and future unsecured unsubordinated debt and are senior in right of payment to all of its existing and future debt that is by its terms expressly subordinated in right of payment to the 2029 Notes. The 2029 Notes are subordinated to indebtedness under the Senior Secured Credit Facilities, as well as any future secured debt to the extent of the value of the assets securing such debt, and structurally subordinated to the liabilities of any non-guarantor subsidiaries.

Pursuant to the terms of the indenture governing the 2029 Notes, the Company is obligated to offer to purchase the 2029 Notes at a price of 101% of the principal amount, together with accrued and unpaid interest, if any, up to, but not including, the date of purchase, upon the occurrence of certain change of control events. Prior to November 15, 2024, the Company may redeem the 2029 Notes (i) in whole or in part, at an amount equal to 100% of the aggregate principal amount plus a specified "make-whole" premium and accrued and unpaid interest, if any, up to, but excluding the redemption date, and (ii) on one or more occasions, up to 35% of the aggregate principal amount of the notes, with the net cash proceeds of one or more equity offerings at a price equal to 104.625% of the principal amounts of such notes, plus accrued and unpaid interest, if any, up to, but excluding, the redemption date. On or after November 15, 2024, the Company may redeem the 2029 Notes at specified redemption prices. The Company may also redeem some or all of the 2029 Notes by means other than a redemption, including tender offer and open market repurchases.

Senior Unsecured Notes Due January 2033

On November 27, 2024, the Company issued a $600 aggregate principal amount of 8.000% senior unsecured notes due January 2033 (the "2033 Notes") in an offering that was exempt from the registration requirements of the Securities Act. The Company received proceeds of $591, net of underwriting fees and other related expenses of $9, which are deferred and amortized to interest expense using the effective interest method over the term of the €2033 Notes. The net proceeds from the 2033 Notes were used in part to purchase or redeem, as applicable, the €441 aggregate principal of the 2026 Euro Notes. The remaining proceeds from the 2033 Notes are available for general corporate purposes.

The 2033 Notes are fully and unconditionally guaranteed, jointly and severally, on a senior unsecured unsubordinated basis by each of the Company's existing and future direct and indirect domestic restricted subsidiaries that (i) incurs or guarantees indebtedness under the Senior Secured Credit Facilities, or (ii) guarantees certain other indebtedness of the Company or any guarantor in an aggregate principal amount in excess of $150. The guarantees of the 2033 Notes will rank equally with all other senior indebtedness of the guarantors. The 2033 Notes rank equally in right of payment to all of the Company's existing and future unsecured unsubordinated debt and are senior in right of payment to all of its existing and future debt that is by its terms expressly subordinated in right of payment to the 2033 Notes. The 2033 Notes are subordinated to indebtedness under the Senior Secured Credit Facilities, as well as any future secured debt to the extent of the value of the assets securing such debt, and structurally subordinated to the liabilities of any non-guarantor subsidiaries.

The Chemours Company
Notes to the Consolidated Financial Statements
(Dollars in millions, except per share amounts and par values)

Pursuant to the terms of the indenture governing the 2033 Notes, the Company is obligated to offer to purchase the 2033 Notes at a price of 101% of the principal amount, together with accrued and unpaid interest, if any, up to, but not including, the date of purchase, upon the occurrence of certain change of control events. Prior to January 15, 2028, the Company may redeem the 2033 Notes (i) in whole or in part, at an amount equal to 100% of the aggregate principal amount plus a specified "make-whole" premium and accrued and unpaid interest, if any, up to, but excluding the redemption date, and (ii) on one or more occasions, up to 40% of the aggregate principal amount of the notes, with the net cash proceeds of one or more equity offerings at a price equal to 108% of the principal amounts of such notes, plus accrued and unpaid interest, if any, up to, but excluding, the redemption date. On or after January 15, 2028, the Company may redeem the 2033 Notes at specified redemption prices. The Company may also redeem some or all of the 2033 Notes by means other than a redemption, including tender offer and open market repurchases.

Accounts Receivable Securitization Facility

The Company, through a wholly-owned special purpose entity ("SPE"), executed an agreement with a bank for an accounts receivable securitization facility ("Securitization Facility") for the purpose of enhancing the Company's liquidity (the "Receivables Purchase Agreement"), as amended from time to time. Under the Securitization Facility, certain of the Company's subsidiaries sell their accounts receivable to the SPE, which is a non-guarantor subsidiary. In turn, the SPE may transfer undivided ownership interests in such receivables to the bank in exchange for cash. The bank has a first priority security interest in all receivables held by the SPE, and the SPE has not granted a security interest to anyone else. Pursuant to the Receivables Purchase Agreement, as amended, the Company no longer maintains effective control over the transferred receivables, and therefore accounts for these transfers as sales of receivables. Under the Securitization Facility, prior to March 2023, the SPE may sell at any time certain receivables and request investments and letter of credit up to a total of $150 until the earlier of March 6, 2024 or another event that constitutes a "Termination Date" under the Receivables Purchase Agreement, as amended.

On March 23, 2023, the Company, through the SPE, amended its Receivables Purchase Agreement to, among other things, increase the facility limit under the arrangement from $150 to $175, replace the interest rate benchmark from LIBOR to SOFR, add a conduit purchaser, and extend the term of the Receivables Purchase Agreement, such that the SPE may sell certain receivables and request investments and letter of credit until the earlier of March 31, 2025 or another event that constitutes a "Termination Date" under the Receivables Purchase Agreement.

On March 28, 2025, the Company entered into Amendment No. 4 to its Amended Purchase Agreement to extend the maturity date from March 31, 2025 to March 31, 2028 and decrease the facility limit from $175 to $165.

Cash received from collections of sold receivables is used to fund additional purchases of receivables at 100% of face value on a revolving basis, not to exceed the facility limit, which is the aggregate purchase limit. For the years ended December 31, 2025 and 2024, the Company received $1,453 and $1,436, respectively, of cash collections on receivables sold under the Receivables Purchase Agreement, following which it sold and derecognized $1,465 and $1,425 respectively, of incremental accounts receivable. The Company maintains continuing involvement as it acts as the servicer for the sold receivables and guarantees payment to the bank. As collateral against the sold receivables, the SPE maintains a certain level of unsold receivables, which amounted to $153 and $112 at December 31, 2025 and 2024, respectively. During each of the years ended December 31, 2025, 2024 and 2023, the Company incurred $3 of fees associated with the Securitization Facility. Costs associated with the sales of receivables are reflected in the Company's consolidated statements of operations for the periods in which the sales occur.

European Accounts Receivable Factoring Arrangement

On October 13, 2025, Chemours Deutschland GmbH, a private company with limited liability incorporated under the laws of Germany, Chemours International Operations Sarl, a private company with limited liability incorporated under the laws of Switzerland, Chemours Netherlands BV, a private company with limited liability incorporated under the laws of Netherlands, Chemours International BV, a private company with limited liability incorporated under the laws of Netherlands, Chemours UK Limited, a private company with limited liability incorporated under the laws of the United Kingdom, and Chemours Belgium BV, a private company with limited liability incorporated under the laws of Belgium (collectively, the "Chemours Sellers"), entered into a Receivables Purchase Agreement (the "Receivables Purchase Agreement") and the facility thereunder, (the "Factoring Facility") with BNP Paribas Factor GmbH ("BNP"). On October 14, 2025, the Company, acceded to joint and several liability for all liabilities of the Chemours Sellers under the Receivables Purchase Agreement. Each of the Chemours Sellers is a direct or indirect wholly-owned subsidiary of the Company.

The Chemours Company
Notes to the Consolidated Financial Statements
(Dollars in millions, except per share amounts and par values)

Pursuant to the Receivables Purchase Agreement, and subject to the terms and conditions set forth therein, the Chemours Sellers agree to offer for sale and to sell, and BNP agrees to purchase, certain eligible receivables and related rights in an amount of up to an aggregate outstanding balance of €180. The Receivables Purchase Agreement contains customary representations, warranties and covenants.

The initial term of the Receivables Purchase Agreement extends through October 14, 2026 and will be automatically extended for one-year period, unless earlier terminated in accordance with the terms of the Receivables Purchase Agreement. Pursuant to the Receivables Purchase Agreement, the purchase price for receivables sold pursuant to the Receivables Purchase Agreement will be the nominal amount of such receivables, less customary deductions. The Chemours Sellers and the Company will be obligated to pay applicable interest and fees to BNP.

For the year December 31, 2025, the Company received $86 of cash collections on receivables sold under the Receivables Purchase Agreement, following which it sold and derecognized $86, of incremental accounts receivable. The Company maintains continuing involvement with the sold receivables as it acts as the servicer for the sold receivables. During the year ended December 31, 2025, the Company incurred less than $1 of fees associated with the Factoring Facility. Costs associated with the sales of receivables are reflected in the Company's consolidated statements of operations for the periods in which the sales occur.

Other

During the year ended 2024, the Company entered into a financing arrangement, by which an external financing company funded certain of the Company's annual insurance premiums for $21. During the year ended December 31, 2024, the Company made principal payments of $10 to the financing company. As of December 31, 2025, the Company has repaid all remaining borrowings under the financing arrangement.

During the year ended 2025, the Company entered into a financing arrangement, by which an external financing company funded certain of the Company's annual insurance premiums for $21. During the year ended December 31, 2025, the Company made principal payments of $12 to the financing company, and the remaining $9 is to be repaid in the next six months.

Maturities

The following table sets forth the Company's debt principal maturities for the next five years and thereafter.

	Senior Debt	Finance Lease Liabilities	Financing Obligation	Supplier Financing Obligation	Other	Total
2026	$ 11	$ 12	$ 7	$ 10	$ 9	$ 49
2027	505	10	7	—	—	522
2028	1,282	10	7	—	—	1,299
2029	631	6	7	—	—	644
2030	10	1	7	—	—	18
Thereafter	1,598	6	115	—	—	1,719
Total payments	4,037	45	150	10	9	4,251
Less: Imputed interest	(1)	(6)	(62)	—	—	(69)
Total principal maturities on debt	$ 4,036	$ 39	$ 88	$ 10	$ 9	$ 4,182

The Company has required quarterly principal payments related to the Dollar Term Loan equivalent to 1.00% per annum through June 2028, with the balance due at maturity. Also, on an annual basis, the Company is required to make additional principal payments depending on leverage levels, as defined in the Credit Agreement, equivalent to up to 50% of excess cash flows based on certain leverage targets with step-downs to 25% and 0% as actual leverage decreases to below a 3.50 to 1.00 leverage target. The Company was not required to make additional principal payments in 2025.

The Chemours Company
Notes to the Consolidated Financial Statements
(Dollars in millions, except per share amounts and par values)

Debt Fair Value

The following table sets forth the estimated fair values of the Company's senior debt issues, which are based on quotes received from third-party brokers, and are classified as Level 2 financial instruments in the fair value hierarchy.

	December 31, 2025		December 31, 2024	
	Carrying Value	Fair Value	Carrying Value	Fair Value
Senior secured term loans:				
Tranche B-4 U.S. dollar term loan due October 2032	$ 1,050	$ 1,038	$ 1,056	$ 1,065
Tranche B-3 euro term loan due August 2028 (€415 at December 31, 2025 and €415 at December 31, 2024)	488	493	432	439
Senior unsecured notes:				
5.375% due May 2027	495	496	495	477
5.750% due November 2028	783	761	783	728
4.625% due November 2029	620	562	620	538
8.000% due January 2033	600	581	600	587
Total senior debt principal	4,036	$ 3,931	3,986	$ 3,834
Less: Unamortized issue discounts	(21)		(19)	
Less: Unamortized debt issuance costs	(20)		(24)	
Total senior debt, net	$ 3,995		$ 3,943	

Note 21. Other Liabilities

The following table sets forth the components of the Company's other liabilities at December 31, 2025 and 2024.

	December 31,	
	2025	2024
Employee-related costs (1)	$ 58	$ 65
Accrued litigation (2)	317	96
Asset retirement obligations (3)	91	93
Miscellaneous (4)	122	115
Total other liabilities	$ 588	$ 369

(1) Employee-related costs primarily represents liabilities associated with the Company's long-term employee benefit plans.

(2) Represents the long-term portions of accrued litigation. At December 31, 2025, accrued litigation includes $170 related to the settlement agreement with the State of New Jersey (see "Note 22 – Commitments and Contingent Liabilities").

(3) Represents the long-term portion of asset retirement obligations, which totaled $100 and $101 when combined with the current portion at December 31, 2025 and December 31, 2024, respectively (see "Note 19 – Other Accrued Liabilities"). During the year ended December 31, 2025, liabilities incurred during the period, reduction in estimated cash outflows, liabilities settled in the current period and accretion expense were not material.

(4) Miscellaneous primarily includes accrued indemnification liabilities of $21 and $25 at December 31, 2025 and 2024, respectively. Miscellaneous also includes long-term income tax liabilities from uncertain tax positions at December 31, 2025 and 2024 (see "Note 9 – Income Taxes").

The Chemours Company
Notes to the Consolidated Financial Statements
(Dollars in millions, except per share amounts and par values)

Note 22. Commitments and Contingent Liabilities

Asset Retirement Obligations

Chemours has recorded asset retirement obligations, which are primarily related to closure, reclamation, and removal for mining operations relative to the extraction of titanium ore and other saleable minerals in the Titanium Technologies segment; and cap, cover, and post-closure maintenance of landfills in all segments.

The following table sets forth the activity in the Company's asset retirement obligations for the years ended December 31, 2025, 2024 and 2023.

	Year Ended December 31,					
	2025		2024		2023	
Balance at January 1,	$	101	$	85	$	83
Increase in estimated cash outflows		(1)		24		1
Accretion expense		(5)		(6)		3
Settlements and payments		5		(2)		(2)
Balance at December 31,	$	100	$	101	$	85
Current portion	$	9	$	8	$	18
Non-current portion		91		93		67

Litigation Overview

The Company and certain of its subsidiaries, from time to time, are subject to various lawsuits, claims, assessments, government investigations, regulatory proceedings and other legal proceedings with respect to product liability, intellectual property, personal injury, commercial, contractual, employment, regulatory, environmental, anti-trust, and other such matters that arise in the ordinary course of business in multiple jurisdictions. Any determination in such a proceeding that the Company's operations or activities are not, or were not, in compliance with applicable laws or regulations could result in the imposition of fines, civil or criminal penalties, and equitable remedies, including disgorgement, temporary or permanent suspension of operations or debarment or injunctive relief. In addition, Chemours, by virtue of its status as a subsidiary of EID prior to its separation on July 1, 2015 ("the Separation"), is subject to or required under the Separation-related agreements executed prior to the Separation to indemnify EID against various pending legal proceedings. The Company vigorously defends such lawsuits, claims, assessments, government investigations and other legal proceedings, whether raised against itself or under its indemnity obligation. Disputes between Chemours and EID may arise regarding indemnification matters, including disputes based on matters of law or contract interpretation. Should such disputes arise, they could materially adversely affect the Company.

The Chemours Company
Notes to the Consolidated Financial Statements
(Dollars in millions, except per share amounts and par values)

When making determinations about recording liabilities related to legal proceedings or unasserted claims that are probable of assertion, the Company complies with the requirements of ASC 450, *Contingencies*, and related guidance. If the potential loss from any claim or legal proceeding is considered probable and the amount can be reasonably estimated, the Company accrues a liability for the estimated loss. Where there is an estimated range of probable loss and an amount within the range of loss appears at the time to be a better estimate than any other amount within the range, the Company accrues a liability for that specific amount. When no amount within an estimated range of probable loss is a better estimate than any other amount, the Company accrues a liability for the minimum amount in the range. When a material loss contingency is reasonably possible, but not probable, the Company does not accrue a liability, but instead discloses the nature of the matter and an estimate of the loss or range of loss, to the extent such estimate can be made. Significant judgment is required in both the determination of probability and whether a loss or range of loss is reasonably estimable. The Company's judgments are subjective based on the status of the legal or regulatory proceedings, the merits of the Company's defenses and consultation with in-house and outside legal counsel. Because of substantial uncertainties related to these matters, accruals are based on the best information available each period, including, among others, mediation, settlement discussions or agreements. As a matter progresses, the Company may receive information, through plaintiff demands, through discovery, in the form of reports of purported experts, or in the context of settlement or mediation discussions that purport to quantify an amount of alleged damages, but with which the Company may not agree. Furthermore, settlement discussions are complex and often involve potential amounts, scope and terms, which can be monetary and non-monetary, that one or more parties may not consider reasonable under the circumstances or indicative of the merits or potential outcome of any court proceeding with respect to the underlying claims. Such information may or may not lead the Company to determine that it is able to make a reasonable estimate as to a probable loss or range of loss in connection with a matter. As additional information becomes available, the Company reassesses the potential liability related to pending claims and litigation and may revise its estimates accordingly. Due to the inherent uncertainties of the legal and regulatory process in the multiple jurisdictions in the United States and internationally, management's judgments may be materially different than the actual outcomes. The Company's ability to assess outcomes and make reasonable estimates of potential losses is further influenced by the fact that a resolution of one or more matters may impact the resolution of other similar matters in terms of timing, amount of liability, or both. Legal costs such as outside counsel fees and expenses are charged to expense in the period services are rendered.

Unless otherwise stated, the Company is unable to reasonably estimate the possible loss or a range of loss for the matters described below, potentially based on one or more of the following reasons: actual or potential plaintiffs have not claimed an amount of monetary damages or the amounts are unsupportable or exaggerated, the matters are in early stages, there is uncertainty as to the outcome of pending appeals or motions, there are significant factual issues to be resolved, the proceedings involve multiple defendants or potential defendants whose share of any potential responsibility has not been determined. Because litigation is subject to significant uncertainties, and adverse rulings, judgments or other outcomes could occur in the future, it is reasonably possible that the Company could incur losses substantially in excess of accrued liabilities or with respect to matters for which no liability has been accrued because losses are not currently probable and reasonably estimable.

Management believes the Company's accounting treatment and disclosure for the matters discussed below are appropriate based on the facts and circumstances for each matter, which are discussed in further detail below.

The following table sets forth the components of the Company's accrued litigation at December 31, 2025 and 2024.

	December 31,			
	2025		2024	
Asbestos	$	96	$	61
PFAS (1):				
PFOA (2)		39		40
Other PFAS matters (3)		322		81
All other matters		27		26
Total accrued litigation	$	484	$	208

(1) The Company is a named defendant and/or cost-sharing and defending DuPont, Corteva, and EID (together, the "DuPont Indemnitees") in litigation related to the production and use of per- and polyfluoroalkyl substances ("PFAS"), including perfluorooctanoic acids and its salts, including the ammonium salt ("PFOA"); hexafluoropropylene oxide dimer acid ("HFPO Dimer Acid", sometimes referred to as "GenX" or "C3 Dimer Acid") and other compounds; and products that are manufactured or use such compounds, including Aqueous Film Forming Foam ("AFFF").

(2) PFOA includes matters under the "PFOA" section within this "Note 22 – Commitments and Contingent Liabilities".

(3) Other PFAS matters includes matters under the "PFAS" section within this "Note 22 – Commitments and Contingent Liabilities".

The Chemours Company
Notes to the Consolidated Financial Statements*(Dollars in millions, except per share amounts and par values)*

The following table sets forth the current and long-term components of the Company's accrued litigation and their balance sheet locations at December 31, 2025 and 2024.

		December 31,	
	Balance Sheet Location	**2025**	**2024**
Accrued Litigation:			
Current accrued litigation	Other accrued liabilities (Note 19)	$ 167	$ 112
Long-term accrued litigation	Other liabilities (Note 21)	317	96
Total accrued litigation		$ 484	$ 208

Memorandum of Understanding (the "MOU") with DuPont, Corteva and EID

In January 2021, Chemours, DuPont, Corteva, and EID, a subsidiary of Corteva, entered into a binding MOU, reflecting the parties' agreement to share potential future legacy liabilities relating to per- and polyfluoroalkyl substances ("PFAS") arising out of pre-July 1, 2015 conduct (i.e., "Indemnifiable Losses", as defined in the separation agreement, dated as of June 26, 2015, as amended, between EID and Chemours (the "Separation Agreement")) until the earlier to occur of: (i) December 31, 2040; (ii) the day on which the aggregate amount of Qualified Spend is equal to $4,000; or, (iii) a termination in accordance with the terms of the MOU (e.g., non-performance of the escrow funding requirements pursuant to the MOU by any party). As defined in the MOU, Qualified Spend includes:

- All Indemnifiable Losses (as defined in the Separation Agreement), including punitive damages, to the extent relating to, arising out of, by reason of, or otherwise in connection with PFAS Liabilities as defined in the MOU (including any mutually agreed-upon settlements);
- Any costs or amounts to abate, remediate, financially assure, defend, settle, or otherwise pay for all pre-July 1, 2015 PFAS Liabilities or exposure, regardless of when those liabilities are manifested; includes Natural Resources Damages claims associated with PFAS Liabilities;
- Fines and/or penalties from governmental agencies for legacy EID PFAS emissions or discharges prior to the spin-off; and,
- Site-Related GenX Claims as defined in the MOU.

The parties have agreed that, during the term of the cost-sharing arrangement, Chemours will bear half of the cost of such future potential legacy PFAS liabilities, and DuPont and Corteva will collectively bear the other half of the cost of such future potential legacy PFAS liabilities up to an aggregate $4,000, of which approximately $1,300 is available after giving consideration for the funding of the payment to the State of Ohio and the supplemental payment to the State of Delaware as well as the net present value of the scheduled settlement payments per the terms of the settlement agreement with the State of New Jersey, described further below. Any PFAS-related insurance recoveries, as received, will increase the future amount available under the MOU. The $1,300 available amount above does not include any potential future insurance proceeds not yet received under noticed insurance policies, which have policy limits that total $750. Any recoveries of Qualified Spend from DuPont and/or Corteva under the cost-sharing arrangement will be recognized as an offset to the Company's cost of goods sold or selling, general, and administrative expense, as applicable, when realizable. Any Qualified Spend incurred by DuPont and/or Corteva under the cost-sharing arrangement will be recognized in the Company's cost of goods sold or selling, general, and administrative expense, as applicable, when the amounts of such costs are probable and estimable or expensed as incurred with respect to period costs, such as legal expenses. During the years ended December 31, 2025 and 2024, the Company incurred expenditures subject to reimbursement of cost-sharing as Qualified Spend under the MOU of approximately $147 and $109, respectively. During the years ended December 31, 2025 and 2024, the Company received $61 and $47, respectively, of recovery from DuPont and Corteva.

After the term of this arrangement, Chemours' indemnification obligations under the Separation Agreement would continue unchanged, subject in each case to certain exceptions set out in the MOU. Pursuant to the terms of the MOU, the parties have agreed to release certain claims regarding Chemours' Delaware lawsuit and confidential arbitration (concerning the indemnification of specified liabilities that EID assigned to Chemours in its spin-off), including that Chemours has released any claim set forth in the complaint filed in the Delaware lawsuit, any other similar claims arising out of or resulting from the facts recited by Chemours in the complaint or the process and manner in which EID structured or conducted the spin-off, and any other claims that challenge the spin-off or the assumption of Chemours Liabilities (as defined in the Separation Agreement) by Chemours and the allocation thereof, subject in each case to certain exceptions set out in the MOU. The parties have further agreed not to bring any future, additional claims regarding the Separation Agreement or the MOU outside of arbitration.

The Chemours Company
Notes to the Consolidated Financial Statements
(Dollars in millions, except per share amounts and par values)

As part of the MOU, the parties established an escrow account to support and manage the payments for potential future PFAS liabilities. The MOU provides that: (i) no later than each of September 30, 2021 and September 30, 2022, Chemours shall deposit $100 into an escrow account and DuPont and Corteva shall together deposit $100 in the aggregate into an escrow account, and (ii) no later than September 30 of each subsequent year through and including 2028, Chemours shall deposit $50 into an escrow account and DuPont and Corteva shall together deposit $50 in the aggregate into an escrow account. Subject to the terms and conditions set forth in the MOU, each party may be permitted to defer funding in any year. Additionally, if on December 31, 2028, the balance of the escrow account (including interest) is less than $700, Chemours will make 50% of the deposits and DuPont and Corteva together will make 50% of the deposits necessary to restore the balance of the escrow account to $700. Such payments will be made in a series of five consecutive annual equal installments commencing on September 30, 2029 pursuant to the escrow account replenishment terms as set forth in the MOU. Any funds that remain in escrow at termination of the MOU will revert to the party that deposited them. As such, future payments made by the Company into the escrow account will remain an asset of Chemours, and such payments will be reflected as a transfer to restricted cash and restricted cash equivalents on its consolidated balance sheets. No withdrawals are permitted from the escrow account before January 2026, except for funding mutually agreed-upon third-party settlements in excess of $125. Starting in January 2026, withdrawals may be made from the escrow account to fund Qualified Spend if the parties' aggregate Qualified Spend in that particular year is greater than $200. Starting in January 2031, the amounts in the escrow account can be used to fund any Qualified Spend. Future payments from the escrow account for potential future PFAS liabilities will be reflected on the Company's consolidated statement of cash flows at that point in time.

In September 2023, the parties entered into a supplemental agreement to the MOU, whereby the parties agreed to (i) release the funds held in escrow to fund, in part, the Water District Settlement Fund (discussed further below), (ii) waive the escrow funding obligation of each party due no later than September 30, 2023, and (iii) with respect to the escrow funding obligation due no later than September 30, 2024, waive the obligation of each of the parties under certain conditions as agreed to by the parties. The parties agreed to fund the payments due by September 30, 2024, and the Company funded $50 into the escrow account on September 30, 2024. As such, at December 31, 2025 and December 31, 2024, the Company had $50 deposited into the escrow account, respectively, which is recognized as restricted cash and restricted cash equivalents on its consolidated balance sheets.

The parties have also sought insurance coverage for certain claims relating to PFAS matters, including claims in the AFFF MDL (as defined below). In July 2024, a $45 settlement agreement was reached amongst the parties with one of the insurance carriers. Per agreement with the parties, the Company received approximately $23 of the settlement as it was allocated amongst the parties in accordance with the percentage contribution in the Public Water System Class Action Settlement. Accordingly, during the year ended December 31, 2024, the Company recognized a $23 gain within selling, general, and administrative expense in the Consolidated Statements of Operations. Since April 2025, four Demands for Arbitration have been sent to additional noticed insurance carriers and arbitrations are now proceeding.

In August 2025, in connection with agreeing to the New Jersey settlement as described further below, the parties entered a PFAS Insurance Proceeds Memorandum of Understanding (the "PFAS Insurance MOU"). The PFAS Insurance MOU is contingent on achieving a binding settlement, pursuant to a final and effective Judicial Consent Order ("JCO") with respect to the New Jersey settlement. Under the PFAS Insurance MOU, Chemours agreed to assign to the other parties its rights to receive certain insurance proceeds in return for $150 of consideration to be paid by the other parties into an escrow account that will be used to fund a portion of Chemours' share of the New Jersey settlement. The other parties will be entitled to receive 100% of future PFAS-related insurance proceeds up to $300, as well as a fee paid from the receipt of additional PFAS-related insurance proceeds of $3 plus interest (at prime minus 2%) on any unrecovered fraction of $150, not to exceed $35 and subject to conditions within the PFAS Insurance MOU. After the other parties recover PFAS-related insurance proceeds pursuant to the terms above, Chemours shall be entitled to its 50% share of any further PFAS-related insurance recoveries. The PFAS Insurance MOU and the consideration the Company will receive represents a contingent gain which will not be recognized until the conditions above are met. The parties also acknowledge that for the purposes of Qualified Spend under the MOU: (i) relevant insurance proceeds received by a party will be netted against applicable costs included in the calculation of Qualified Spend, and (ii) for the New Jersey settlement, the net present value of the scheduled future payments will be applied against the MOU limit rather than the gross amount of future payments. Pursuant to the terms of the PFAS Insurance MOU, the parties agreed to suspend the obligation of each of the parties to fund the $50 MOU payments due by September 30, 2025, and that future MOU funding requirements of Chemours will be reduced by amounts released from the insurance proceeds escrow to fund the New Jersey settlement.

The parties will cooperate in good faith to enter into additional agreements reflecting the terms set forth in the MOU.

The Chemours Company
Notes to the Consolidated Financial Statements
(Dollars in millions, except per share amounts and par values)

Asbestos

In the Separation, EID assigned its asbestos docket to Chemours. At both December 31, 2025 and 2024, there were approximately 844 lawsuits pending against EID alleging personal injury from exposure to asbestos, respectively. These cases are pending in state and federal court in numerous jurisdictions in the U.S. and are individually set for trial. A small number of cases are pending outside of the U.S. Most of the actions were brought by contractors who worked at sites between the 1950s and the 1990s. A small number of cases involve similar allegations by EID employees or household members of contractors or EID employees. Finally, certain lawsuits allege personal injury as a result of exposure to EID products.

With limited exception, the Company previously rejected EID's demand for indemnity and defense of asbestos and product liability matters arising from an EID subsidiary, Sporting Goods Properties, Inc., ("SGPI"). EID brought an arbitration proceeding on this issue and in November 2024, the Company and EID reached an agreement in principle and adjourned the arbitration. The Company finalized the settlement agreement in March 2025. Per the terms of the agreement in principle, the Company assumed the current SGPI asbestos cases as well as all future SGPI asbestos and product liability claims. The agreement also includes that the Company is entitled to insurance recoveries where applicable under certain existing insurance policies as well as potential cost sharing between the parties for certain cases.

At December 31, 2025 and 2024, Chemours had accruals of $96 and $61 related to these matters, respectively. Asbestos reserves recorded, inclusive of SGPI asbestos and product liability claims, include estimated losses for current claims as well as an estimate of losses for future claims.

Benzene

In the Separation, EID assigned its benzene docket to Chemours. At December 31, 2025 and 2024, there were 24 and 22 cases pending against EID alleging benzene-related illnesses. These cases consist of premises matters involving contractors and deceased former employees who claim exposure to benzene while working at EID sites primarily in the 1960s through the 1980s, and product liability claims based on alleged exposure to benzene found in trace amounts in aromatic hydrocarbon solvents used to manufacture EID products such as paints, thinners, and reducers.

Management believes that a loss is reasonably possible as to the docket as a whole; however, given the evaluation of each benzene matter is highly fact-driven and impacted by disease, exposure, and other factors, a range of such losses cannot be reasonably estimated at this time.

In May 2021, the Company and EID filed suit in Delaware state court against multiple insurance companies for breach of their contractual obligations to indemnify Chemours and EID against liabilities, costs and losses relating to benzene litigation which are covered under liability insurance policies purchased by EID during the period 1967 to 1986. EID and Chemours are seeking payment of all costs and settlement amounts for past and future benzene cases falling under those policies. The outcome of this matter is not expected to have a material impact on Chemours' results of operations or financial position. Over the course of the litigation, settlements have been negotiated with all of the insurers and Chemours and EID established a joint escrow account. In December 2024, Chemours and EID agreed to a 50/50 distribution of then-available escrow account funds with Chemours receiving $20, representing a release of previously recorded restricted cash. In October 2025, the final payment was received and Chemours received its share of the proceeds in the amount of $1. The matter is now closed.

PFOA

Chemours does not, and has never, used "PFOA" (collectively, perfluorooctanoic acids and its salts, including the ammonium salt) as a polymerization aid nor sold it as a commercial product. Prior to the Separation, the performance chemicals segment of EID made PFOA at its Fayetteville Works site in Fayetteville, North Carolina ("Fayetteville") and used PFOA as a polymerization aid in the manufacture of fluoropolymers and fluoroelastomers at certain sites, including: Washington Works, Parkersburg, West Virginia; Chambers Works, Deepwater, New Jersey ("Chambers Works"); Dordrecht Works, Netherlands; Changshu Works, China; and, Shimizu, Japan. These sites are now owned and/or operated by Chemours.

At December 31, 2025 and 2024, Chemours maintained an accrual of $39 and $40, respectively, related to PFOA matters under the Leach Settlement (discussed below), EID's obligations under agreements with the U.S. Environmental Protection Agency (the "EPA"), and voluntary commitments to the New Jersey Department of Environmental Protection (the "NJ DEP"). These obligations and voluntary commitments include surveying, sampling, and testing drinking water in and around certain Company sites, and offering treatment or an alternative supply of drinking water if tests indicate the presence of PFOA in drinking water at or greater than the applicable levels. The Company will continue to work with EPA, NJ DEP and other authorities regarding the extent of work that may be required with respect to these matters.

The Chemours Company
Notes to the Consolidated Financial Statements
(Dollars in millions, except per share amounts and par values)

Leach Settlement

In 2004, EID settled a class action captioned *Leach v. DuPont,* filed in West Virginia state court, alleging that approximately 80,000 residents living near the Washington Works facility had suffered, or may suffer, deleterious health effects from exposure to PFOA in drinking water. Among the settlement terms, EID funded a series of health studies by an independent science panel of experts ("C8 Science Panel") to evaluate available scientific evidence on whether any probable link exists, as defined in the settlement agreement, between exposure to PFOA and disease.

The C8 Science Panel found probable links, as defined in the settlement agreement, between exposure to PFOA and pregnancy-induced hypertension, including preeclampsia, kidney cancer, testicular cancer, thyroid disease, ulcerative colitis, and diagnosed high cholesterol. Under the terms of the settlement, EID is obligated to fund up to $235 for a medical monitoring program for eligible class members and pay the administrative costs associated with the program, including class counsel fees. The court-appointed Director of Medical Monitoring implemented the program, and testing is ongoing with associated payments to service providers disbursed from an escrow account which the Company replenishes pursuant to the settlement agreement. Through December 31, 2025, approximately $2 has been disbursed from escrow related to medical monitoring. In September 2025, the medical panel directed modifications to the monitoring program based upon its review of program and medical record information. The Director of Medical Monitoring is working with the parties to implement those modifications which will include ongoing medical monitoring for kidney and testicular cancer and ulcerative colitis, allowing out of network providers and providing notice to the class of the program changes. While it is reasonably possible that the Company will incur additional costs related to the medical monitoring program, such costs cannot be reasonably estimated due to uncertainties surrounding the level of participation by eligible class members and the scope of testing.

In addition, under the Leach settlement agreement, EID must continue to provide water treatment designed to reduce the level of PFOA in water to six area water districts and private well users. At Separation, this obligation was assigned to Chemours and is included in the accruals discussed above.

PFOA Leach Class Personal Injury

Further, under the Leach settlement, class members may pursue personal injury claims against EID only for those diseases for which the C8 Science Panel determined a probable link exists. Approximately 3,500 lawsuits were subsequently filed in various federal and state courts in Ohio and West Virginia and consolidated in multi-district litigation ("MDL") in Ohio federal court. These were resolved in March 2017 when EID entered into an agreement settling all MDL cases and claims, including all filed and unfiled personal injury cases and claims that were part of the plaintiffs' counsel's claims inventory, as well as cases tried to a jury verdict (the "First MDL Settlement") for $670.7 in cash, with half paid by Chemours, and half paid by EID.

Concurrently with the First MDL Settlement, EID and Chemours agreed to a limited sharing of potential future PFOA costs (i.e. "Indemnifiable Losses", as defined in the Separation Agreement between EID and Chemours) for a period of five years. The cost-sharing agreement entered concurrently with the First MDL Settlement has been superseded by the binding MOU addressing certain PFAS matters and costs. For more information on this matter refer to "Memorandum of Understanding (the "MOU") with DuPont, Corteva and EID" within this "Note 22 – Commitments and Contingent Liabilities".

While all MDL lawsuits were dismissed or resolved through the First MDL Settlement, the First MDL Settlement did not resolve PFOA personal injury claims of plaintiffs who did not have cases or claims in the MDL or personal injury claims based on diseases first diagnosed after February 11, 2017. Approximately 96 plaintiffs filed matters after the First MDL Settlement. In January 2021, EID and Chemours entered into settlement agreements with counsel representing these plaintiffs, providing for a settlement of all but one of the 96 then filed and pending cases, as well as additional pre-suit claims, under which those cases and claims of settling plaintiffs were resolved for approximately $83 (the "Second MDL Settlement"). Chemours contributed approximately $29, and DuPont and Corteva each contributed approximately $27 to the Second MDL Settlement.

The single matter not included in the Second MDL Settlement was a testicular cancer case tried in March 2020 to a verdict of $40 in compensatory and emotional distress damages and $10 in loss of consortium damages. The jury found that EID's conduct did not warrant punitive damages. In March 2021, the trial court issued post-trial rulings which reduced the consortium damages to $0.25. The Company paid its share from the verdict in this matter in November 2023 after all of EID's appeals process from United States Court of Appeals to the United States Supreme Court were denied.

The Chemours Company
Notes to the Consolidated Financial Statements
(Dollars in millions, except per share amounts and par values)

In December 2022, the Judicial Panel on Multi-District Litigation ("JPML") declined to close the Ohio MDL. Trial was scheduled to start in September 2024 for two plaintiffs, with a second trial scheduled to start in March 2025 for two plaintiffs. Prior to the start of the first trial in September, EID and Chemours entered into an agreement in principle with counsel representing MDL plaintiffs providing for settlement for all 45 filed and pending cases in the MDL as well as 29 additional pre-suit claims, under which those cases and claims of settling plaintiffs would be resolved and the MDL closed for $58.5, with Chemours contributing $29.25 and DuPont and Corteva contributing together contributing $29.25. The parties finalized and executed the term sheet as of November 13, 2024 on terms consistent with the above-referenced agreement in principle. In December 2024, the plaintiffs filed an unopposed motion to terminate the MDL. In February 2025, the court entered an order granting the motion and suggesting dissolution of the MDL to the JPML and the JPML closed the MDL. In December 2024, the first payment under the term sheet became payable and Chemours paid its share of $14.75. In March 2025, the second and final payment under the term sheet became payable and Chemours paid its share of the final payment of $14.5.

PFAS

EID and Chemours have received governmental and regulatory inquiries and have been named in other litigations, including class actions, brought by individuals, municipalities, businesses, and water districts alleging exposure to and/or contamination from PFAS, including PFOA. Many actions include an allegation of fraudulent transfer in the spin-off that created Chemours. Chemours has declined EID's requests for indemnity for fraudulent transfer claims.

Chemours has responded to letters and inquiries from governmental law enforcement entities regarding PFAS, including in January 2020, a letter informing it that the U.S. Department of Justice, Consumer Protection Branch, and the United States Attorney's Office for the Eastern District of Pennsylvania are considering whether to open a criminal investigation under the Federal Food, Drug, and Cosmetic Act and asking that it retain its documents regarding PFAS and food contact applications. In July 2020, Chemours received a grand jury subpoena for documents. The Company is presently unable to predict the duration, scope, or result of any potential governmental, criminal, or civil proceeding that may result, the imposition of fines and penalties, and/or other remedies. The Company is also unable to develop a reasonable estimate of a possible loss or range of losses, if any.

Fayetteville Works, Fayetteville, North Carolina

For information regarding the Company's ongoing litigation and environmental remediation matters at Fayetteville, refer to "Fayetteville Works, Fayetteville, North Carolina" under the "Environmental Overview" within this "Note 22 – Commitments and Contingent Liabilities".

Aqueous Film Forming Foam Matters

Chemours does not manufacture or sell, and has never, manufactured nor sold aqueous film forming foam ("AFFF"). Numerous defendants, including EID and Chemours, have been named in approximately 12,200 matters, involving AFFF, which is used to extinguish hydrocarbon-based (i.e., Class B) fires and subject to U.S. military specifications. Most matters have been transferred to or filed directly into a multi-district litigation ("AFFF MDL") in South Carolina federal court or identified by a party for transfer. The matters pending in the AFFF MDL allege damages as a result of contamination, in most cases due to migration from military installations or airports, or personal injury from exposure to AFFF. Plaintiffs seek to recover damages for investigating, monitoring, remediating, treating, and otherwise responding to the contamination. Others have claims for personal injury, property diminution, and punitive damages.

In March 2021, ten water provider cases within the AFFF MDL were approved by the court for purposes of commencing initial discovery (Tier One discovery) and in October 2021, the court approved three of these cases for additional discovery (Tier Two discovery). In September 2022, a water provider action filed by the City of Stuart, Florida was selected for the first bellwether trial. The court encouraged all parties to discuss resolution of the water provider category of cases, and in October 2022 appointed a mediator to facilitate discussions among and between the parties. Chemours, Corteva/EID and DuPont, together, entered into U.S. public water system class action settlement agreement in June 2023, as further discussed below. Prior to the public water system class action suit settlement, in May 2023, the Plaintiffs filed, and the court granted, a motion to sever all claims against Chemours and EID from the first bellwether trial for the water provider cases. There are currently approximately 900 water provider cases in the AFFF MDL, of which approximately 35 such matters that had been filed as of the Settlement Agreement have submitted opt-outs per below discussion.

The Chemours Company
Notes to the Consolidated Financial Statements
(Dollars in millions, except per share amounts and par values)

For non-water provider cases in the AFFF MDL (approximately 11,300), the parties are now proceeding with discovery in certain personal injury cases, with Tier One discovery completed in June 2024. In July 2024, the parties jointly submitted to the Court a list of proposed Group A and Group B plaintiffs for purposes of staggering Tier 2 discovery. Tier 2 discovery for Group A cases was completed in December 2024 and Tier 2 discovery for Group B cases must be completed by March 2026. The parties are discussing potential resolution of the personal injury category of cases and have engaged a mediator to facilitate discussions among and between the parties. Under the mutual obligations of the MOU, Chemours, Corteva/EID and DuPont, together, are engaged in these discussions, including through the mediator; however, there is no guarantee that the discussions will result in a settlement. In July 2025, the Court entered an order relating to unfiled personal injury claims and their potential to disrupt the MDL's operations as well as the settlement discussions. In August 2025, the Court entered a case management order to address concerns regarding unfiled personal injury cases. The order vacated the first personal injury bellwether trial in the Group A cases scheduled for October 20, 2025 and its associated deadlines. The order also provided a 21-day window in which unfiled cases were to be filed as well as information plaintiffs must provide in association with their claims, such as medical records and evidence of exposure, before the end of the year. This order allows multi-plaintiff complaints to be filed, which allows for many individual plaintiffs to be consolidated in one case. Also, in August 2025, the Court entered a second case management order to address cases alleging PFAS-related injuries that have sought to avoid the AFFF MDL and/or federal jurisdiction. The order requests that these cases be transferred to the MDL for oversight and management. Since the Court entered the August 2025 case management orders, a significant number of new claims asserting personal injury have been filed or transferred to the AFFF MDL. As of December 31, 2025, the Company believes that a loss is reasonably possible but is not estimable with respect to this category of cases, including on the basis that these new cases and submitted information will be further evaluated as part of the above-referenced litigation and mediation.

Also, as of April 2025, the parties are proceeding with product identification discovery on a selection of 12 real property cases, with fact discovery set to be completed in December 2025. Further deadlines have not yet been set.

In February 2025, the court issued an order seeking a process for expert reports and Daubert briefing on the general causation on liver and thyroid cancers. The Court held a "Science Day" in June 2025 to address the claimed association of these diseases with exposure to an AFFF source. In December 2025, the Court issued a case management order for Daubert briefing on liver and thyroid cancers, with briefing set to conclude by July 2026. Further, the Court has also established a case management process for reviewing and listing diseases claimed to be associated with exposure to an AFFF source as well a protocol for dismissing personal injury claims for unlisted diseases. Plaintiffs asserting these unlisted claims were required to dismiss their unlisted personal injury claims without prejudice by September 10, 2024 or produce medical records and expert reports on general and specific causation for the alleged disease.

There are also AFFF lawsuits pending outside the AFFF MDL in state courts across the country that currently identify EID and/or Chemours as a defendant. Other than matters relating to U.S. states or territories, municipalities or utilities (as provided below), these matters are:

Valero Refining ("Valero") has five pending state court lawsuits filed commencing in June 2019 regarding its Tennessee, Texas, California, and Louisiana facilities. These lawsuits allege that several defendants that designed, manufactured, marketed, and/or sold AFFF or PFAS incorporated into AFFF have caused Valero to incur damages and costs including remediation, AFFF disposal, and replacement. Valero also alleges fraudulent transfer.

In June 2025, Marathon Petroleum Company LP and Tesoro Refining & Marketing Company LCC (collectively, "Marathon") filed suit in Washington state court against multiple defendants, including Chemours and EIDP, alleging that its refinery had been contaminated by AFFF. The complaint seeks damages and abatement. The case was removed to federal court and conditionally transferred to the AFFF MDL. In September 2025, the Western District of Washington granted Marathon's motion to remand, finding that there was insufficient evidence to show that federal officer jurisdiction applied when Marathon provided affidavit evidence that it did not. The case will now proceed in Washington state court.

Since May 2022, two lawsuits have been filed in Illinois state court against numerous defendants, including EID, which also allege personal injury from occupational exposure, including from AFFF-related materials/products, and seeks compensatory damages and punitive damages. Chemours is not a named defendant in either of these lawsuits. One of the matters was resolved in 2023 and is closed; the second matter was dismissed without prejudice in January 2026 and is now closed.

In Ontario, Canada, three lawsuits were filed by two parties in December 2022 against DuPont de Nemours, Inc. and another defendant, seeking contribution and indemnification, interest, and costs in connection with three underlying actions filed by property owners in Canada, and a related third-party action filed by some defendants in one of the matters. The plaintiffs in the underlying actions allege PFAS contamination of their respective properties from the use of firefighting foam. Chemours is not a named defendant in any of these matters but has agreed to defend pursuant to the MOU. These lawsuits against DuPont were noticed for discontinuance by two of the filing parties.

In September 2024, a matter was filed in New Jersey state court against EID, DuPont, Chemours and other defendants alleging personal injury due to exposure to AFFF-related PFAS in drinking water. This matter was transferred to the AFFF MDL.

The Chemours Company
Notes to the Consolidated Financial Statements
(Dollars in millions, except per share amounts and par values)

Non-served matters relating to certain municipalities, utilities or individuals including, in September 2019, four individuals filed a lawsuit in New York state court alleging personal injury resulting from exposure to AFFF in Long Island drinking water. Plaintiffs also allege violation of New York Uniform Fraudulent Conveyance Act and seek compensatory and punitive damages and medical monitoring.

In British Columbia, Canada, a civil claim was filed in the Supreme Court of British Columbia in December 2023 against multiple defendants, including Chemours, seeking to certify the action as a class proceeding. The complaint identifies the class as individuals with certain diagnosed conditions after using or being exposed to AFFF containing PFAS under certain conditions and seeks compensatory and punitive damages. In January 2026, Chemours, DuPont and EIDP filed a Third-Party Notice against the Government of Canada.

Also in the British Columbia court, in June 2024, a civil claim was filed by His Majesty the King in Right of the Province of British Columbia against multiple defendants, including Chemours, seeking to certify the action as a class proceeding. The complaint identifies the class as all provincial and territorial governments that have incurred expenditures relating to alleged PFAS contamination, including from AFFF, of its water resources as well as municipalities, regional districts, and other governance authorities and persons responsible for drinking water systems. The complaint seeks compensatory and punitive damages.

In July 2024, a civil claim was filed in the Superior Court of Quebec, District of Montreal, against multiple defendants, including Chemours, seeking to certify the action as a class proceeding. The complaint identifies the class as all natural and legal persons in Quebec who own, operate, or supply water through a drinking water disbursement system intended for human consumption, and whose water source is located near sites where PFAS and PFAS-containing products, such as AFFF, were allegedly manufactured, used, transported, processed or sold by defendants. The claim seeks compensatory and punitive damages.

In August 2024, a claim was filed in the Manitoba Court of King's Bench (Winnipeg Centre) by the Muskoday First Nation against multiple defendants, including Chemours, seeking to certify the action as a class proceeding. The complaint identifies the class as Indian Bands as defined under Canadian law. Plaintiff alleges that "any water, fish, and game they obtain from the reserve is contaminated with PFAS" by PFAS and PFAS-containing products, such as AFFF, that were allegedly manufactured, used, transported, processed, or sold by defendants near their water sources. The claim seeks compensatory and punitive damages.

In August 2024, a civil claim was filed in the Superior Court of Ontario against multiple defendants, including Chemours, seeking to certify the action as a class proceeding. The complaint identifies the class as all persons in Canada who own property with a well and whose well contains PFAS. Plaintiff alleges that their well as the wells of class members were contaminated by PFAS and PFAS-containing products, such as AFFF, that were allegedly manufactured, used, transported, processed, or sold by defendants near their water sources. The claim seeks compensatory and punitive damages. In July 2025, Mead requested that the court discontinue the action against all defendants. On January 30, 2026, the court discontinued the action.

In September 2024, a civil claim was filed in the Supreme Court of British Columbia in Canada against multiple defendants, including Chemours, seeking to certify the action as a class proceeding. The complaint identifies the class as all persons in Canada who currently own property with a well, and whose well water contains PFAS. Plaintiff alleges that their well, and the wells of class members, were contaminated by PFAS and PFAS-containing products, such as AFFF, that were allegedly manufactured, used, transported, processed, or sold by defendants near their water sources. The claim seeks compensatory and punitive damages.

In August 2025, a civil claim was filed in the Supreme Court of British Columbia in Canada by Doig River First Nation ("Doig River") against multiple defendants, including Chemours and EIDP, seeking to certify the action as a class proceeding. The proposed class seeks to capture all bands as defined in the Indian Act or First Nations peoples with a modern treaty or land claims agreement, all Inuit land claim organizations or similar governance structures, and all settlements or communities of Metis peoples in Canada that have incurred, and will incur, in the future, damages relating to PFAS contamination of their water resources, or who owned, operated, controlled, were responsible for, or were beneficiaries of a drinking water system that has been contaminated by PFAS-containing products, including AFFF. The complaint seeks compensatory and punitive damages as well as an injunction enjoining the defendants from manufacturing, distributing, and selling PFAS-containing products in Canada.

In January 2026, a civil claim was filed in the Superior Court of the Province of Québec, Canada by the City of Val d'Or ("City of Val d'Or") against multiple defendants, including Chemours and DuPont, alleging PFAS contamination of two of its drinking water wells due to use of AFFF at the local airport. City of Val d'Or also alleges that AFFF was used regularly to put out fires or for firefighting training up until 1999, and that as of 2005 and onwards, the city's firefighters used AFFF for training purposes. City of Val d'Or seeks money damages related to the construction of a new drinking water well.

The Chemours Company
Notes to the Consolidated Financial Statements
(Dollars in millions, except per share amounts and par values)

United States Public Water System Class Action Suit Settlement and Related Opt-Outs

On June 1, 2023, Chemours, Corteva/EID, and DuPont, together, entered into a binding agreement in principle to comprehensively resolve all drinking water claims related to PFAS of a defined class of U.S. public water systems that serve the vast majority of the United States population arising out of the AFFF MDL, that was finalized by a definitive agreement on June 30, 2023 (the "Settlement Agreement"), subject to approval by the United States District Court for the District of South Carolina (the "Court"). A preliminary approval of the Settlement Agreement by the Court was granted on August 22, 2023.

Under the Settlement Agreement, Chemours, Corteva and DuPont collectively established and contributed a total of $1,185 to a qualified settlement fund ("Water District Settlement Fund"). Contribution rates were consistent with the MOU, with Chemours (together with its subsidiaries) contributing 50%, and DuPont and Corteva collectively (together with their subsidiaries) contributing the remaining 50%. The settlement amounts were funded in full and deposited into the Water District Settlement Fund. On September 6, 2023, Chemours deposited $592 into the Water District Settlement Fund, which was recognized as restricted cash and restricted cash equivalents on its consolidated balance sheet at December 31, 2023. In exchange for the payment to the Water District Settlement Fund, Chemours, Corteva and DuPont (together with their subsidiaries) will receive a release of the claims from the Class (as defined below), upon entry into final judgment by the Court in accordance with the Settlement Agreement. The agreement was entered into solely by way of compromise and settlement and is not in any way an admission of liability or fault by Chemours or the other parties.

The class represented in the Settlement Agreement is composed of all Public Water Systems, as defined in 42 U.S.C. § 300f, with a current detection of PFAS or that are currently required to monitor for PFAS under the Environmental Protection Agency's Fifth Unregulated Contaminant Monitoring Rule or other applicable federal or state law (the "Class"). The following systems are excluded from the settlement class: water systems owned and operated by a State or the United States government; small systems that have not detected the presence of PFAS and are not currently required to monitor for it under federal or state requirements; and water systems in the lower Cape Fear River Basin of North Carolina (which are included only if they so request). PFAS, as defined in the Settlement Agreement, includes PFOA and HFPO Dimer Acid among a broad range of fluorinated organic substances. While it is reasonably possible that the excluded systems or claims could result in additional future lawsuits, claims, assessments or proceedings, it is not possible to predict the outcome of any such matters, and as such, the Company is unable to develop an estimate of a possible loss or range of losses, if any, at this time.

The Settlement Agreement does not resolve claims of Public Water Systems that are not included in the settlement as described above, or of Public Water Systems that requested exclusion from the Class ("opt out") pursuant to the process established by the Court. It also does not resolve potential future claims of Public Water Systems that have not detected and do not detect any PFAS contamination, but where such contamination first occurs in the future. The Settlement Agreement also does not resolve certain claims not related to drinking water, such as certain specified separate alleged claims relating to stormwater or wastewater treatment, or other alleged types of claims such as for personal injury or for natural resource damages claimed by state attorneys general, that remain outstanding in the AFFF MDL or other courts. Matters related to claims from other public water systems, state natural resources damages and other PFAS matters are further described below.

As part of the preliminary approval of the Settlement Agreement in August 2023, notice of the Settlement Agreement has been provided to class members and such members had until November 11, 2023 to object to the settlement or December 4, 2023 to submit a request for exclusion, indicating they wish to opt-out of the settlement class. A Final Fairness Hearing on the Settlement Agreement occurred on December 14, 2023.

On January 3, 2024, the Court-appointed Notice Administrator for the settlement submitted a declaration regarding objections to the settlement and opt-outs, and on February 6, 2024, it submitted an updated report to the Court regarding its further review of the submitted opt-outs. The Notice Administrator identified that, based on his then February 2024 review as done in accordance with the Court's guidance, opt-outs had been received from approximately 1,000 of the 14,167 listed potential Class members. In addition to those opt-outs, the Notice Administrator stated that he also received requests for exclusion from approximately 300 additional entities that were not on the list of Class members. The Court issued an order providing that the deadline for entities to withdraw a previously submitted opt-out was March 1, 2024, which was subsequently extended to March 15, 2024 by the Court. The Notice Administrator's determinations are not dispositive of the validity of opt-outs, which may be subject to judicial review and the Notice Administrator also continues to review the opt-outs for whether they were proper or duplicative.

Chemours, Corteva and DuPont deny the allegations in the underlying litigation and reserve all legal and factual defenses against such claims if they were litigated to conclusion. On February 8, 2024, the Court issued an opinion and order granting the plaintiffs' motion for final approval of the settlement, and on February 26, 2024, the Court entered a final order and judgment. On March 11, 2024, one public water system filed a notice of appeal from the district court's judgment, and such appeal was dismissed in April 2024. No additional appeals were filed during the appeal period, and accordingly the court's approval is a final judgment in accordance with the Settlement Agreement. The Settling Defendants confirmed to the escrow agent in May 2024 that the Effective Date has occurred under the Settlement Agreement and Chemours no longer maintains its reversionary interest to the underlying restricted funds within the Water District Settlement Fund.

The Chemours Company
Notes to the Consolidated Financial Statements
(Dollars in millions, except per share amounts and par values)

With respect to the submitted opt-outs, for those entities that have filed claims and/or lawsuit against numerous defendants, including Chemours, EID, Corteva, DuPont, either prior or subsequent to the Settlement Agreement, approximately 40 of such opt-out entities are in the U.S. District Court of South Carolina Multi-district litigation and approximately 110 of such opt-out entities are named plaintiffs in other various federal, state or local courts (see Other Public Water System Matters below). The Company's assessment of its potential liability with respect to the opt-outs considers numerous factors, many of which are not yet determinable. Many of these lawsuits and claims involve highly complex issues related to causation, scientific evidence and alleged actual damages and other substantial uncertainties.

Other than a single opt-out matter, for which the Company is engaged in discussions with the opt-out entity and maintains an immaterial accrual, and the Centre matter below, the Company has not accrued for any potential losses with respect to the opt-out population as of December 31, 2025 and 2024, as such losses are not probable or estimable. Additional future lawsuits, claims, assessments or proceedings, including for those identified in the Other Public Water Systems Matters below, could be brought or maintained either by entities that submitted opt-outs, or by entities asserting claims that are expressly excluded from the releases in the Settlement Agreement. However, it is not possible to predict the outcome of any such matter due to various reasons including, among others, legal and factual defenses against such claims including factors noted above, timing when such claims could be resolved in court, and the number of defendants in any of those claims. While management believes that it is reasonably possible that the Company could incur losses related to the matters, which could be material to the results of operations, financial position, or cash flows, the Company is unable to develop a reasonable estimate of a possible loss or range of losses, if any, at this time.

Other Public Water System Matters

In addition to the matters described in the AFFF MDL, as well as the matters described in "Litigation and Other matters related to Fayetteville" within this "Note 22 – Commitments and Contingent Liabilities", other public water systems have filed lawsuits against Chemours, Corteva/EID, and DuPont including the following:

In New York federal court, 23 Long Island water suppliers that have filed lawsuits since August 2019 against several defendants including EID and Chemours alleging PFAS, PFOA, and perfluorooctanesulfonic acid ("PFOS") contamination through releases from industrial and manufacturing facilities and business locations where PFAS-contaminated water was used for irrigation and sites where consumer products were disposed. Claims vary between matters but include claims of personal injury alleging various disease conditions, product liability, negligence, nuisance, trespass and fraudulent transfer. All matters are seeking compensatory and punitive damages and, in certain cases, medical monitoring, declaratory and/or injunctive relief. In January 2022, Chemours filed a third-party claim for indemnity in connection with one of the Long Island water supplier matters. One of the water suppliers filed to opt out of the Public Water System Class Action Settlement.

In New York and New Jersey federal courts, lawsuits were filed by Suez Water in December 2020 against several defendants, including EID and Chemours, alleging damages from PFAS releases into the environment, including PFOA and PFOS, that impacted water sources that the utilities use to provide water, as well as products liability, negligence, nuisance, and trespass. Defendants filed motions to dismiss the complaints in both matters. The motion was denied in the Suez Water New Jersey lawsuit in October 2021. In January 2022, the court granted defendants' motion to dismiss in the Suez New York lawsuit without prejudice and the plaintiff filed a second amended complaint in February 2022. Following the filing of the second amended complaint in the Suez New York lawsuit, the defendants filed a motion to dismiss. In March 2023, the court granted in part defendants' motion to dismiss the second amended complaint, dismissing all claims against Chemours with prejudice, and finding a claim for design defect could be maintained against EID. Suez filed to opt out these matters from the Public Water System Class Action Settlement. In March 2024, the stays in these matters were lifted and discovery is proceeding.

In Georgia and Alabama courts, lawsuits were filed beginning in 2017 against numerous carpet manufacturers, certain municipal defendants, and suppliers and former suppliers, including EID and Chemours. The lawsuits include a matter filed by the Water Works and Sewer Board of the Town of Centre, Alabama alleging negligence, nuisance, and trespass in the release of PFAS, including PFOA, into a river leading to the town's water source. The Town of Centre filed to opt out of the Public Water System Class Action Settlement. The trial began January 26, 2026 but was resolved before the trial concluded for an amount that did not materially affect results of operations for the period, with Chemours share being 50% under the MOU, which has been reserved for as of December 31, 2025.

The Chemours Company
Notes to the Consolidated Financial Statements
(Dollars in millions, except per share amounts and par values)

Also, in Alabama, a purported class action was filed in July 2022 in Alabama federal court by the Utilities Board of Tuskegee on behalf of certain drinking water utilities against 3M, EID, Corteva and the Company alleging contamination of drinking water. The complaints allege negligence, public nuisance, private nuisance and trespass. The plaintiffs seek injunctive relief as well as compensatory and punitive damages. In April 2023, Shelby County, Alabama and Talladega County, Alabama, filed suit in Alabama state court against numerous carpet manufacturers located near Dalton Georgia, suppliers, EID, Chemours, and other defendants to be named later. The complaint alleges negligence, nuisance and trespass in the release by the carpet mills of PFAS compounds, including PFOA, into the water sources used by the Counties to provide drinking water. The Counties seek compensatory and punitive damages as well as injunctive relief to remove PFAS from the water supply and prevent alleged ongoing contamination. In May 2023, the matter was removed to federal court and later remanded to state court. In August 2023, the Water Works and Sewer Board of the City of Gadsden, Alabama also filed suit in Alabama state court against the Company, DuPont, Corteva and other suppliers to carpet mills in Dalton Georgia, as well as against various landfill and waste companies. The complaint alleges negligence, nuisance, and trespass in the release of PFAS compounds, including PFOA, reaching the town's water source. Gadsden seeks compensatory damages as well as expenses, potential lost profits, punitive damages and injunctive release. These matters were stayed in September 2023 pending final approval of the Public Water System Class Action Settlement. Shelby County, Talladega County, City of Gadsden and the Utilities Board of Tuskegee as well as other water utilities that may be within the class, filed to opt out of the Public Water System Class Action Settlement and the matters are now proceeding. In January 2025, 3M removed each of the Shelby and Talladega Counties matters to federal court and also sought transfer to the AFFF MDL. Plaintiffs' filed a motion to remand, which is pending. The motion to transfer to the AFFF MDL was denied in April 2025. In September 2025, the Court stayed the matter pending an appeal of remand to the Eleventh Circuit Court of Appeals filed in another matter, Pine Hill. 3M subsequently sought another motion to transfer to the AFFF MDL and, in December 2025, the matter was conditionally transferred to the AFFF MDL. In November 2024, the Court dismissed the Utilities Board of Tuskegee matter without prejudice. Also in November 2024, the Alabama Supreme Court accepted Defendants' mandamus petition seeking a writ to dismiss the Gadsden case on the grounds that all injuries have been redressed and that the claims are time barred. In March 2025, the Alabama Supreme Court granted the mandamus and directed the case against DuPont and the other supplier defendants to be dismissed on failure to timely file within the statute of limitations.

In March 2024, Woodward Iodine Corporation ("Woodward") notified Chemours that it commenced arbitration against Chemours and EIDP, as successor-in-interest to E.I. du Pont de Nemours and Company (EIDP), alleging contractual indemnity and other claims on the basis that Chemours and EIDP failed to disclose the presence of PFAS in the "wetcake" provided to Woodward under the terms of an Iodine Supply Agreement ("ISA"). Woodward's statement of claim alleges that the "wetcake" caused contamination to Woodward's processes, buildings, property, and groundwater. Woodward seeks a declaratory judgment that it has a future right to indemnity under the ISA for any fines, civil penalties, or third-party claims relating to the presence of PFAS as well as damages. An arbitration hearing was held in February 2026; the parties will submit post-hearing briefing with a further hearing to be scheduled.

In March 2024, the Municipal Utilities Board of the City of Albertville, Alabama filed suit in Alabama state court against certain defendants, including Chemours and EID. The complaint alleges negligence, nuisance, trespass and seeks compensatory damages, real property damages, as well as past and future expenses, potential lost profits, and punitive damages. The plaintiffs also seek injunctive relief. Albertville filed to opt out of the Public Water System Class Action Settlement. In September 2025, the Court dismissed the claims for private nuisance and trespass.

In Georgia, a lawsuit was filed by the City of Rome against numerous carpet manufacturers, certain municipal defendants, and suppliers and former suppliers, including EID and Chemours, alleging negligence, nuisance, and trespass in the release of PFAS, including PFOA, into a river leading to the town's water source. In June 2023, Chemours, DuPont and Corteva entered into a confidential settlement with the City of Rome and its claims against these parties related to this matter have been released and the matter dismissed.

The Chemours Company
Notes to the Consolidated Financial Statements
(Dollars in millions, except per share amounts and par values)

In Georgia, a putative class action was filed in 2019 on behalf of customers of the Rome, Georgia water division and the Floyd County, Georgia water department against the City of Dalton, Georgia, numerous carpet manufacturers located in Dalton, Georgia, Chemours and EID, alleging negligence, nuisance and other claims related to the release of perfluorinated compounds, including PFOA, into a river leading to their water sources ("Rome ratepayer matter"). In November 2022, EID and Chemours were added as defendants in a purported class action filed on behalf of residents of Summerville, Georgia and Chattooga County, Georgia in Federal Court ("Summerville ratepayer matter"). Plaintiffs seek various statutory violations as well as negligence and nuisance and seek remedies, injunctive relief, personal injury and property damages, as well as punitive damages. These matters are pending in court. Floyd County, City of Rome and Summerville filed to opt out of the Public Water System Class Action Settlement. In September 2025, the Court denied class certification as to future damages, but granted class certification as to past damages for alleged PFAS contamination of drinking water. In December 2024, the court in the Rome ratepayer matter ruled that the putative class did not have standing to seek injunctive relief and granted summary judgment for Defendants on that count. The court has stayed rulings on the pending motions in this matter to allow the parties to mediate the remaining claims for alleged damages related to rate increases during the first half of 2025. A mediation took place in June 2025; no resolution was reached. The matter is proceeding, including a pending motion on class certification.

Additionally in Georgia state court, in January 2024, certain landowners of property in Gordon County, Georgia, filed suit against the City of Calhoun, numerous carpet manufacturers operating in Calhoun, and carpet mill suppliers, including 3M, EID and Chemours. The complaint alleges that the carpet manufacturers sent PFAS-containing wastewater to the Calhoun Water Pollution Control Plant for many years. It further alleges Calhoun spread the treated sludge containing PFAS from the Calhoun Water Pollution Control Plant on plaintiffs' land until 2023. Plaintiffs allege negligence and nuisance, and seek compensatory damages, including diminution of property value, and punitive damages, as well as an injunctive order to remediate the property. Calhoun filed to opt out of the Public Water System Class Action Settlement. In May 2024, a separate lawsuit was filed in Georgia state court on behalf of multiple plaintiffs located in Calhoun, Georgia, alleging that defendants, including Chemours and EID, manufacture chemicals used in carpet manufacturing processes which have been discharged in wastewater to the Calhoun Water Pollution Control Plant. Plaintiffs allege and seek damages for PFAS contamination of their properties due to sewage sludge dumped in close proximity to their properties by Defendant City of Calhoun. The lawsuit alleges negligence, failure to warn, nuisance, wanton conduct and punitive damages, public nuisance, abatement of public nuisance, and trespass. The Defendant City of Calhoun filed cross claims against numerous carpet manufacturers, and carpet mill suppliers, including EID and Chemours in both of these actions. The cross claims allege that the carpet manufacturers and suppliers knew PFAS-containing wastewater sent to the Calhoun Water Pollution Control Plant and would not be removed by Calhoun's treatment systems. The City of Calhoun alleges negligence, nuisance, and statutory violations. Calhoun seek compensatory and punitive damages as well as injunctive relief ordering abatement, remediation, and attorneys' fees. Chemours and EID moved to dismiss the plaintiff's claims as well as the City of Calhoun's cross claims in the actions. In October 2024, the Court denied the motions to dismiss the plaintiffs' claims but dismissed the City of Calhoun's cross claims. Trial is expected to be held in January 2027.

In July 2024, the Town of Lyerly, Georgia ("Lyerly") filed suit in Georgia state court against multiple defendants, who are alleged to be responsible for the release of PFAS to the water supply from carpet mill operations or as suppliers to those carpet mills. The complaint alleges negligence, nuisance, trespass and regulatory violations. Lyerly seeks compensatory damages for past and future expenses as well punitive damages and attorneys' fees. Lyerly has filed to opt out of the Public Water System Class Action Settlement.

In July 2024, the Town of Pine Hill, Alabama ("Pine Hill") filed suit in Alabama state court against multiple defendants, including, the Company, DuPont, and Corteva, who are alleged to be responsible for the release of PFAS to the water supply through paper mill operations or as suppliers to paper mills. The complaint alleges negligence, nuisance, trespass, wantonness and punitive damages. Pine Hill seeks injunctive relief, compensatory damages for property damages, potential lost profits and past and future expense as well punitive damages and attorneys' fees. The Town of Pine Hill has filed to opt out of the Public Water System Class Action Settlement. The case was removed to federal court but later remanded to state court. The federal court's decision to remand is currently on appeal before the Eleventh Circuit and the state court action has been stayed.

In August 2024, the City of Irondale, Alabama ("Irondale") filed a lawsuit in Alabama state court against multiple defendants, including Chemours. Plaintiff alleges that defendants have manufactured, supplied, and/or sold products containing PFAS that have contaminated plaintiff's water systems. Irondale disclaims any claims or causes of actions relating to AFFF and has opted out of the Public Drinking Water Settlement. The case was removed to Alabama federal court. In September 2025, the case was stayed pending Irondale's appeal of the court's denial of its motion to remand.

The Chemours Company
Notes to the Consolidated Financial Statements*(Dollars in millions, except per share amounts and par values)*

In April 2025, the Water Works Board of the City of Opelika, Alabama ("Opelika") filed suit in Alabama state court against 3M, the Company, DuPont, Corteva, Chromalloy Gas Turbine, Contitech, Duracell, Freudenberg-Nok, Henkel, Interface, Interfaceflor, JFA LLC, Kimberly-Clark, Kleen-Tex, Milliken, M+A Matting, Mountville Mills, Specialty Fabrics & Converting, Waste Away Group, Waste Management, West Point Foundry And Machine, Westpoint Home, Westrock Packaging Systems, and Fictitious Defendants A-Z, who are alleged to have released PFAS to the water supply, but whose identities are yet unknown. The complaint alleges negligence, nuisance, trespass, and wantonness through defendants' manufacturing, use and/or landfilling of materials made with PFAS which allegedly resulted in the release of PFAS compounds reaching the town's water source. Opelika seeks compensatory damages for past and future damages, an injunction to abate and/or remove PFAS from Opelika's drinking water supply, as well as punitive damages, expenses, and attorneys' fees. In June 2025, the matter was removed to federal court. Opelika filed to opt out of the Public Water Class Action Settlement. In October 2025, the case was transferred to the AFFF MDL.

In April 2025, the City of Chatsworth, Georgia sued the Company, Dupont De Nemours, EIDP, Corteva, 3M, Aladdin, Atlas Industries, Daikin, Grassroots Tufting Services, Holtzclaw Holdings, J and H Carpets, Len-Dal Carpet & Rug, Marquis Industries, Mill Creek Investments, Millennium Carpet Mills, Mohawk, Orion Carpets, Polytech Fibers, Supreme Carpet, The Dixie Group, and Fictitious Defendants A—J in Georgia state court. As carpet manufacturing users or suppliers of PFAS-containing carpet treatment chemicals, Defendants are alleged to be responsible for contamination of Chatsworth's and Murray County's drinking water supply through discharge of PFAS-containing carpet treatment chemicals into the surrounding areas. Chatsworth alleges negligence, nuisance, abatement of nuisance, trespass, Georgia statutory violations, and punitive damages against all defendants and further alleges failure to warn against the PFAS supplier defendants. Chatsworth seeks compensatory and punitive damages as well as an injunction requiring defendants to remove the PFAS from the source water supply and to prevent further PFAS contamination. Chatsworth had previously filed to opt out of the Public Water System Class Action Settlement. In June 2025, Chatsworth filed an amended complaint adding Chatsworth Water Works Commission as a plaintiff and removing defendants Atlas Industries, J and H Carpets, Mill Creek Investments, Millenium Carpet Mills, Orion Carpets, GrassRoots Tufting Services, Holtzclaw Holdings, Len-Dal Carpet & Rug, Marquis Industries, Polytech Fibers and Supreme Carpet.

In May 2025, the Utilities Board of the City of Foley, Alabama d/b/a Riviera Utilities ("Riviera") sued the Company, Corteva, Dupont De Nemours, E.I. du Pont de Nemours, EIDP, Chemours, 3M, Daikin and Vulcan in Alabama state court alleging that the defendants permitted PFAS contaminated waste streams from metal plating and other manufacturing in the area to discharge into plaintiffs' water supply. Riviera provides drinking water to the City of Foley and Baldwin County and owns and operates a wastewater treatment plant. Riviera claims its water treatment and wastewater treatment are incapable of removing PFAS to safe levels. Plaintiffs assert negligence nuisance, abatement of nuisance, trespass, and injunctive relief and seek compensatory and punitive damages, an injunction requiring Defendants to abate and remove PFAS, attorneys' fees and costs. Riviera had previously filed to opt out of the Public Water System Class Action Settlement. In January 2026, the Court granted the defendants' motion to dismiss but certified its decision for appeal.

Starting in December 2024, lawsuits have been filed in Georgia state court in Gwinnett County by three counties (Gordon, Catoosa and Murray) and landowners in northwest Georgia against defendants, including Shaw, Aladdin, Mohawk, 3M, INV Performance Surfaces, EIDP, Corteva, and the Company alleging soil, groundwater and other property-related claims from disposal of carpet manufacturing wastes or other contamination PFAS supplied and/or used by defendants in nearby carpet mills. The suits claim, *inter alia*, common law tors, including negligence, nuisances, statutory violations, wanton conduct, and punitive damages. The plaintiffs seek compensation for past and future damages, punitive damages and attorneys' fees and other relief the Court deems just, equitable and proper. As of December 31, 2025, 22 such cases have been filed on behalf of multiple landowners.

In June 2025, the Walker County Water and Sewerage Authority and the City of Chickamauga, Georgia sued the Company, E.I. du Pont de Nemours, Dupont De Nemours, Corteva, 3M, Aladdin, Daikin, Shaw, Yates Bleachery Company and Fictitious Defendants A—J in Georgia state court. As carpet and textile manufacturing users and/or suppliers of PFAS-containing carpet and fabric treatment chemicals, Defendants are alleged to be responsible for contamination of Walker County's and Chickamauga's drinking water supply through discharge of PFAS-containing chemicals into the surrounding areas. The plaintiffs allege negligence, nuisance, abatement of nuisance, trespass, Georgia statutory violations, and punitive damages against all defendants and further alleges failure to warn against the PFAS supplier defendants. Plaintiffs seek compensatory and punitive damages, attorneys' fees and costs, as well as damages that will require defendants to remove the PFAS from the source water supply and to prevent further PFAS contamination. Plaintiffs had each previously filed to opt out of the Public Water System Class Action Settlement.

In May 2025, the City of Peabody, Massachusetts ("Peabody") filed suit in Minnesota federal court against multiple defendants, including Chemours, relating to the alleged presence of PFAS in turnout gear. Peabody alleges claims on behalf of all proposed class members defined to be all municipalities or other governmental entities in the various states of the United States of America that have purchased fire fighter PPE. Peabody seeks compensatory damages to allow Peabody and the class members to remove and dispose of the PPE containing PFAS and purchase replacement sets that do not contain PFAS, exemplary damages, and attorney's fees and costs.

The Chemours Company
Notes to the Consolidated Financial Statements
(Dollars in millions, except per share amounts and par values)

In June 2025, Joseph Lepouski and Lisa Marie Lepouski ("Lepouski") filed suit in Pennsylvania state court against multiple defendants, including Chemours, alleging that alleged presence of PFAS in turnout gear resulted in Mr. Lepouski developing testicular cancer. Lepouski alleges that each Defendant breached implied and express warranties of marketability through their sale of PFAS-containing turnouts, that each Defendant was negligent in their role resulting in Plaintiffs' exposure to PFAS, that each Defendant is strictly liable for defectively designing turnouts and failing to warn Plaintiffs of the risk of PFAS, and that each Defendant's conduct was willful and wanton. Plaintiffs seek compensatory damages for pain, suffering, emotional distress, loss of enjoyment of life, and other noneconomic damages; economic damages in the form of medical expenses, out of pocket expenses, lost earnings, and other economic damages; and punitive damages. Plaintiff has dismissed this case and is refiling in the AFFF MDL.

In July 2025, Robert Taylor ("Taylor") filed suit in Pennsylvania state court against multiple defendants, including Chemours, alleging that alleged presence of PFAS in turnout gear resulted in Taylor developing kidney cancer. Taylor alleges that each Defendant breached implied and express warranties of marketability through their sale of PFAS containing turnouts, that each Defendant was negligent in their role resulting in Plaintiffs' exposure to PFAS, that each Defendant is strictly liable for defectively designing turnouts and failing to warn Plaintiffs of the risk of PFAS, and that each Defendant's conduct was willful and wanton. Taylor seeks compensatory damages for pain, suffering, emotional distress, loss of enjoyment of life, and other noneconomic damages; economic damages in the form of medical expenses, out of pocket expenses, lost earnings, and other economic damages; and punitive damages. Plaintiff has dismissed this case and is refiling in the AFFF MDL.

In August 2024, the Supreme Court of South Carolina vested the Honorable Grace Gilchrist Knie, a South Carolina state circuit court judge, with exclusive power to hear and dispose of all PFAS litigation cases filed in South Carolina state court and to consolidate such cases for pre-trial purposes. Since June 2024, Chemours, EID, and/or DuPont have been named in 18 lawsuits involving water authorities in South Carolina (Berkeley County, City of Clinton, City of Florence, City of Union, Gaffney Board of Public Works, Georgetown County Water and Sewer District, Grand Strand Water and Sewer Authority, Greenwood Commissioners of Public Works, Joint Municipal Water and Sewer Commission, Laurens County Water and Sewer Commission, Saluda County Water and Sewer Authority, South Carolina Public Service Authority, City of Columbia, City of Georgetown, Town of Cheraw, Town of Lexington, Town of Whitmire, Woodruff-Roebuck Water District), alleging PFAS contamination of drinking water sources and seeking recovery of costs for treatment, remediation, and other relief. These cases have been removed to the U.S. District Court for the District of South Carolina and tagged to the AFFF MDL, where the plaintiffs have filed motions to remand which remain pending. Should the motions to remand be granted, it is expected that those cases will precede before Judge Knie in South Carolina state court. See discussion of AFFF MDL above.

In September 2025, Jason Crady and Nicole Crady (collectively, "Crady) filed suit in Missouri state court against multiple defendants, including DuPont de Nemours, alleging that Jason Crady was exposed to PFAS substances through products that defendants manufactured, designed, marketed, sold, supplied, or distributed, such as turn out gear. Crady seeks both compensatory and punitive damages. The case has been removed to federal court and transfer to the AFFF MDL has been requested. In post-removal filings with the Court, Crady acknowledged that he may have been exposed to AFFF. In December 2025, the JPML denied transfer to the AFFF MDL. The case is currently proceeding in the Eastern District of Missouri.

In August 2025, Five Star Water Supply District in Alabama ("Five Star") filed suit in Alabama state court against 3M, Daikin, Aladdin, Mohawk, Shaw, Auto Custom Carpets, Owens Plating Company, E.I. du Pont de Nemours; Dupont de Nemours, Corteva, EIDP, the Company and Fictitious Defendants A-J, who are alleged to have released PFAS to the water supply, but whose identities are yet unknown. The complaint alleges negligence, nuisance, trespass, and wantonness through defendants' manufacturing, use and/or landfilling of materials made with PFAS which allegedly resulted in the release of PFAS compounds reaching the town's water source. Five Star seeks compensatory damages for past and future damages, an injunction to abate and/or remove PFAS from Five Star's drinking water supply, as well as punitive damages, expenses, and attorneys' fees. Five Star filed to opt out of the Public Water Class Action Settlement. In September 2025, 3M removed the case to federal court. In November 2025, the action was stayed pending the Eleventh Circuit appeal of the remand in the Pine Hill matter.

In August 2025, the City of Clanton, Alabama Water Works and Sewer Board ("Clanton") filed suit in Alabama state court against 3M, Daikin, Aladdin, Mohawk, Shaw, Auto Custom Carpets, Owens Plating Company, E.I. du Pont de Nemours; Dupont de Nemours, Corteva, EIDP, the Company and Fictitious Defendants A-J, who are alleged to have released PFAS to the water supply, but whose identities are yet unknown. The complaint alleges negligence, nuisance, trespass, and wantonness through defendants' manufacturing, use and/or landfilling of materials made with PFAS which allegedly resulted in the release of PFAS compounds reaching the town's water source. Clanton seeks compensatory damages for past and future damages, an injunction to abate and/or remove PFAS from Clanton's drinking water supply, as well as punitive damages, expenses, and attorneys' fees. Clanton filed to opt out of the Public Water Class Action Settlement. In September 2025, 3M removed the case to federal court. In November 2025, the action was stayed pending the Eleventh Circuit appeal of the remand in the Pine Hill matter.

The Chemours Company
Notes to the Consolidated Financial Statements
(Dollars in millions, except per share amounts and par values)

In September 2025, the Coosa Valley Water Supply District, Inc. ("Coosa Valley") filed suit in Alabama state court against 3M, Daikin, Aladdin, Mohawk, Shaw, Auto Custom Carpets, Owens Plating, the Company, DuPont, Corteva, and certain fictitious defendants who are alleged to be responsible for the release of PFAS to its water supply through carpet, flooring, textile and metal finishing operations, or as suppliers to those operations. The complaint alleges negligence, nuisance, trespass, wantonness, and punitive damages. Coosa Valley seeks injunctive relief to abate and remove PFAS from the water supply, compensatory damages for removal and disposal of PFAS, property damages, potential lost profits and past and future expense as well punitive damages and attorneys' fees. Coosa Valley filed to opt out of the Public Water Class Action Settlement. In November 2025, 3M removed the case to federal court. In November 2025, the action was stayed pending the Eleventh Circuit appeal of the remand in the Pine Hill matter.

In October 2025, Walker County, Georgia sued 3M, Daikin, Shaw, Aladdin, Mohawk, INV Performance Surfaces, EIDP, Corteva and the Company in Georgia state court alleging PFAS contamination from disposal of carpet manufacturing wastes into its landfills. Walker County asserts Georgia statutory violations as well as common law torts, including negligence and nuisance, and seeks damages arising from PFAS contamination of its property. Walker County also seeks punitive damages, attorneys' fees and costs.

In January 2026, Coosawattee Hills, LLC and other individual plaintiffs sued 3M, Daikin, Shaw, Aladdin, Mohawk, INV Performance Surfaces, EIDP, Corteva, the Company and other defendants in Georgia state court alleging PFAS contamination of their properties from wastewater discharges by carpet manufacturers and sludge disposal. Plaintiffs assert common law torts, including negligence and nuisance and seek damages arising from PFAS contamination of its property.   Plaintiffs also seek punitive damages, attorney's fees and costs.

State Natural Resource Damages Matters

In addition to the State of New Jersey actions (as detailed below), a majority of the states and certain territories of the U.S., have filed lawsuits or are investigating claims against various defendants, including EID and Chemours, relating to the alleged contamination of state natural resources with PFAS compounds either from AFFF and/or other sources. These lawsuits seek damages including costs to investigate, clean up, restore, treat, monitor, or otherwise respond to contamination of natural resources and some include counts for fraudulent transfer. Chemours, Corteva/EID and DuPont, together under the MOU, are engaged with States and their counsel on certain of these cases. It is reasonably possible that these discussions could result in a loss, which could be material; however, at this time, the Company is unable to predict the duration, scope, or result of such discussions, and because of these uncertainties, the Company is also unable to develop a reasonable estimate of a possible loss or range of losses, if any.

In February 2018, the State of Ohio initiated litigation against EID regarding historical PFOA emissions from the Washington Works site. Chemours is an additional named defendant. Ohio alleges damage to natural resources and fraudulent transfer in the spin-off that created Chemours and seeks damages including remediation and other costs and punitive damages. On November 28, 2023, Chemours, DuPont, Corteva, and EID entered into a settlement agreement with the State of Ohio to settle claims, including environmental releases or sales of products containing PFAS or other known contaminants. Under the agreement, Chemours will pay $55 to the State of Ohio, which shall be used to support environmental restoration. Chemours' contribution is consistent with the 50% contribution rate under the MOU. Consistent with the reserve established in November 2023, in November 2025, in partial payment of the Consent Judgment, DuPont and Corteva together paid $ 45 to the State and the Company paid $ 45. In January 2026, the Ohio Supreme Court declined the review of an open appeal. If there is further pursuit of additional appeals, the additional $20 due under the Consent Judgment will be held in escrow for the State pending the outcome of the appeal, with the Company paying 50% or $10 into the escrow. If there is no further pursuit of additional appeals, the additional $20 will be paid to the State, with the Company paying $10.

On July 13, 2021, Chemours, DuPont, Corteva, and EID entered into a settlement agreement with the State of Delaware to settle such potential claims, including for environmental releases or sales of products containing PFAS or other known contaminants. Under the agreement, in January 2022, the companies paid a total amount of $50 to the State of Delaware, which shall be utilized to fund a Natural Resources and Sustainability Trust (the "Trust") to be used for environmental restoration and enhancement of resources, sampling and analysis, community environmental justice and equity grants, and other natural resource needs. Chemours contributed $25 to the settlement and the remaining $25 was divided between DuPont and Corteva which shall be treated as Qualified Spend under the MOU. If the companies enter into a proportionally similar agreement to settle or resolve claims of another state for PFAS-related natural resource damages, for an amount greater than $50, the companies may be required to make one or more supplemental payment(s) directly to the Trust, with such payment(s) not to exceed $25 in the aggregate. Following entry of the settlement agreement with the State of Ohio and its payment and pursuant to the terms of the settlement agreement with the State of Delaware, the Companies will make a supplemental payment directly to the Trust in an amount equal to $25 in the aggregate. Chemours' share of such supplemental payment is approximately $13, which is included in Accrued Litigation and has been paid in January 2026.

The Chemours Company
Notes to the Consolidated Financial Statements
(Dollars in millions, except per share amounts and par values)

In December 2024, the State of Texas filed a Deceptive Trade Practices action in federal court against 3M Company, EID, DuPont and Corteva alleging that the companies engaged in deceptive trade practices by failing to disclose certain health risks and environmental harm related to PFAS. The lawsuit alleges that the EID defendants' corporate restructurings were designed to avoid liability for these actions. The suit seeks injunctive relief and civil penalties. In January 2025, the case was removed to federal court. In September 2025, the case was remanded to state court; and discovery in the matter will proceed.

Other PFAS Matters

In New York courts, EID has been named in approximately 40 lawsuits beginning in 2017, which are not part of the Leach class, brought by individual plaintiffs alleging negligence and other claims in the release of PFAS, including PFOA, into drinking water against current and former owners and suppliers of a manufacturing facility in Hoosick Falls, New York. Two additional lawsuits have been filed by a business seeking to recover its losses and by nearby property owners and residents in a putative class action. The lawsuit filed by the business was dismissed, but the claims by the individual business owner were allowed to proceed. In September 2022, the Court certified the class action, and EID filed a petition for review of the certification, which was denied in January 2023. Chemours and EID, entered into settlement agreements in principle to resolve all but seven of the pending lawsuits, including the class action suit, during the second quarter of 2023 and were substantially paid in the fourth quarter of 2023. In February 2024, the Company agreed to resolve all of the remaining individual cases and claims, including six of the seven pending lawsuits for $0.4. As of September 2024, these settlements have all been paid consistent with prior reserves in the matters. Upon completion and dismissal of the individual matters, the class action is the sole remaining lawsuit pending for these matters. In December 2024, the court scheduled the class action trial for July 2025. In June 2025, EID and Chemours reached an agreement to resolve the class action for a total of $27. This was finalized and preliminarily approved by the court in November 2025. Of this total, an initial payment of $22 shall be paid after the court's final approval of the settlement, and $5 shall be paid in $1 increments annually, starting on the one year anniversary date of the initial payment. This agreement is subject to final court approval after notice to the class and a hearing. A reserve in the amount of $13.5 was established, representing Chemours' portion of the total settlement in accordance with the MOU.

In April 2025, Elhannon Wholesale Nursery, Inc., and Donald J. Sutton filed suit in federal court in New York against Saint-Gobain, Honeywell F/K/A Allied-Signal, EIDP, and 3M alleging their real property, groundwater, soils, aquifers and tree nursery in Hoosick Falls, New York are contaminated by PFAS emissions from the nearby Saint Gobain manufacturing facility. An amended complaint was filed in September 2025. The plaintiffs assert that as a result of the PFAS contamination, the drinking water on their property is not fit for consumption, the property is not fit for agricultural use, including as a tree nursery, and that the nursery trees are not fit for use and sale. Plaintiffs seek to hold responsible Saint Gobain and Honeywell as the owner and former owner of the facility, and 3M and EIDP, as suppliers of PFAS used at the facility. The complaint asserts counts for negligence, declaratory judgment, and injunctive relief against all defendants, strict products liability against EIDP and 3M, and nuisance, trespass and strict liability against Saint Gobain and Honeywell. The plaintiffs seek declaratory and injunctive relief compelling the defendants to remove the PFAS contamination and to provide an alternative water supply as well as compensatory and punitive damages, fees, and costs.

In New Jersey federal court, lawsuits were filed against several defendants including EID and Chemours beginning in November 2019. The lawsuits include eleven lawsuits alleging that defendants are responsible for PFAS contamination, including PFOA and PFOS, in groundwater and drinking water. During the second quarter of 2023, the companies resolved these claims. Eight lawsuits were also filed alleging exposure to PFAS and other chemicals, including two lawsuits by parents on behalf of their adult children claiming pre-natal exposure, resulted in the children's cognitive delays, neurological, genetic, and autoimmune conditions. Further, eleven additional lawsuits were filed in state court with similar allegations of personal injury, which have been removed to New Jersey federal court (and one of which was transferred to the AFFF MDL). In May 2024, a pro se case alleging wrongful death from exposure to PFAS and other chemicals on behalf of two deceased residents of Salem County, NJ was filed naming Chemours in New Jersey state court. The case has also been removed to federal court and is administratively terminated while plaintiff seeks representation of counsel. Plaintiffs seek certain damages including punitive damages.

Since January 2025, sixteen lawsuits have been filed in New Jersey, New York, Delaware and Illinois on behalf of multiple plaintiffs alleging, inter alia, personal injury related to exposure to PFAS. The complaints demand compensatory and punitive damages. The cases have been tagged to the AFFF MDL.

The Chemours Company
Notes to the Consolidated Financial Statements
(Dollars in millions, except per share amounts and par values)

In Ohio federal court, a putative class action ("Hardwick") was filed in October 2018 against several defendants including 3M, EID and Chemours seeking class action status for U.S. residents having a detectable level of PFAS in their blood serum. The complaint seeks declaratory and injunctive relief, including the establishment of a "PFAS Science Panel". In March 2022, the court granted in part and denied in part the plaintiff's class certification and certified a class covering anyone subject to Ohio laws having minimal levels of PFOA plus at least one other PFAS in their blood. The court requested further briefing on whether the class should be extended to include other states that recognize the claims for relief filed in the action. The defendants, including EID and Chemours, jointly filed a petition to appeal the class certification decision and in September 2022 the petition was granted. During the fourth quarter of 2023, the Court dismissed the class action against 3M, EID, Chemours and the other defendants. In December, 2023, the plaintiff filed a petition for reconsideration and for rehearing en banc with the 6th Circuit. In January 2024, the 6th Circuit denied the request for rehearing. In March 2024, the case was dismissed. In June 2024, Hardwick refiled a putative national class action in federal court in Ohio against 3M, DuPont, and the Company. The refiled Hardwick suit seeks class status for all those in the United States who have 2 ppb or more of "C8 (PFOA and PFOS combined)" in their blood and who are subject to the laws of a state that recognizes medical monitoring. The complaint alleges negligence, battery and conspiracy and seeks equitable, declaratory, and injunctive relief including medical monitoring overseen by a court-appointed independent science panel. The complaint does not seek monetary damages or personal injury. In October 2024, defendants filed a motion to dismiss the matter.

In Delaware state court, a putative class action was filed in May 2019 against two electroplating companies, 3M and EID, and two other defendants added in an amended complaint, alleging responsibility for PFAS contamination, including PFOA and PFOS, in drinking water and the environment in the nearby community. In November 2023, a motion to amend the complaint was filed seeking to add Chemours as a defendant. The putative class of residents alleges negligence, nuisance, trespass, and other claims and seeks medical monitoring, personal injury and property damages, and punitive damages. The matter has been removed to federal court. In January 2025, the federal magistrate recommended that summary judgment be entered in favor of EID and two other defendants based on lack of any record connecting the PFAS contamination alleged with products sold by these defendants. In March 2025, the court accepted the magistrate's recommendation and entered summary judgment as to EID and those other two defendants.

In South Carolina, a putative class action was filed in March 2022 in the state court against 3M, EID and the Company alleging PFAS contamination from a former textile plant located in Society Hill, South Carolina which allegedly used PFAS-containing textile treatment chemicals supplied by the defendants. The lawsuit alleges negligence, trespass, strict liability and nuisance and seeks monetary damages, including property diminution, and injunctive relief, including water treatment and remediation, as well as punitive damages. The matter has been removed to federal court. In December 2025, plaintiffs proposed an amended complaint adding additional defendants and adding another Company as an additional class representative and dropping the nuisance claim. In April 2024, EID and Chemours filed a third-party complaint against Huntsman, Ciba Specialty Chemicals, Galey & Lord, Nanotex and John Does alleging indemnification and contribution. In September 2024, Huntsman filed a counterclaim against EID and Chemours alleging indemnification and contribution. In August 2024, a complaint related to the same fabric mill was filed on behalf of an individual in South Carolina state court against 3M, EID, Chemours and other companies alleging personal injuries resulting from exposure to PFAS emissions from the former textile plant. The complaint alleged negligence, strict liability, products liability counts, and fraud and seek compensatory and punitive damages and costs. In August 2024, 3M removed the matter to federal court.

In July 2023, Massachusetts Natural Fertilizer Company sent Notices of Potential Liability to Corteva, DuPont, the Company and others related to the presence of PFAS in its composting operation in Westminster, Massachusetts (the "Mass Natural Site"). The Notices demanded that the companies perform or fund clean-up response activities at the Mass Natural Site. In response, in August 2023, the Company sent a letter denying liability. In March 2025, Mass Natural, The Newark Group, Otter Farm, Inc., and Seaman Paper Company filed suit in Worcester County, Massachusetts Superior Court against Corteva, DuPont, EIDP, the Company and several other defendants alleging defendants are responsible for PFAS contamination of the Site, which operates on land owned by Otter Farms and Seaman Paper. The plaintiffs assert state superfund claims against defendants seeking compensatory damages to cover the costs of clean-up and diminution of property value, as well as fees and costs.

In April 2024, three defendants in a 2022 Massachusetts federal court putative class action alleging PFAS contamination and related in part to the Massachusetts Natural Fertilizer Company Site, The Newark Group, Seaman Paper Company and Otter Farm, Inc., filed cross claims against the Company, DuPont, Corteva, EID and other defendants, including John Doe defendants, for the sole purpose of pleading and protecting any claims for indemnity or contribution they may have against the cross claim defendants, if they are found liable in the underlying putative class action. In October 2024, the Court disallowed the cross claims which ends the matter as to the Company. In December 2024, The Newark Group moved for the court to reconsider its denial of the cross claims against the Company and others and argues that the Court misapplied the law on timeliness and proper joinder. In April 2025, the court denied the motion for reconsideration.

The Chemours Company
Notes to the Consolidated Financial Statements
(Dollars in millions, except per share amounts and par values)

In February 2025, a second putative class action was filed in federal court in Massachusetts, this time against EID, Dupont De Nemours, Corteva, Ball Corporation, Rust-Oleum Corporation, New England Waste Systems d/b/a Casella Organics, Synagro Technologies, New England Fertilizer Company, NEFCO, and the Company. The complaint alleges Defendants are responsible for PFAS contamination from the Massachusetts Natural Fertilizer Company Site. As to the DuPont entities, Corteva and the Company, the complaint alleges medical monitoring, negligence, and breach of warranty for failure to warn and seeks compensatory and punitive damages as well as medical monitoring and other injunctive and declaratory relief. In April 2025, an amended complaint was filed adding allegations for property damages under a state statute.

In June 2024, a lawsuit was filed in Connecticut federal court on behalf of multiple firefighter unions and individual firefighters against multiple defendants, including Chemours, EID, and DuPont De Nemours, seeking to certify the action as a class proceeding. Plaintiffs allege that defendants manufactured, sold, or supplied chemicals containing PFAS which was allegedly found in turnout gear. Plaintiffs allege strict liability, negligence, failure to warn, negligent design and manufacture, medical monitoring, and statutory punitive damages.

In September 2024, a civil claim was filed in the Supreme Court of British Columbia in Canada against multiple defendants, including Chemours, seeking to certify the action as a class proceeding. The complaint identifies the class as all resident persons or entities in Canada who purchased carpeting treated with PFAS-containing products through a retailer or distributor before January 1, 2020 and had it installed in a building still owned by such persons or entities and who have not removed the carpeting. The complaint seeks compensatory and punitive damages.

In September 2023, a civil claim was filed in Virginia state court against multiple defendants, including Chemours, alleging breach of implied warranties, breach of express warranties, negligence, gross negligence, recklessness, and willful and wanton misconduct. Plaintiff alleges that defendants manufactured, designed, marketed, sold, supplied, or distributed PFAS, PFAS-containing chemical feedstock, and PFAS-containing turnouts to firefighting training facilities and fire departments nationally, including Virginia where plaintiff's husband was a firefighter. Plaintiff alleges that repeated and extensive exposure to PFAS resulted in her husband's brain cancer. The complaint seeks compensatory and punitive damages. In September 2025, the case was removed to federal court and transfer to the AFFF MDL has been requested. In December 2025, the JPML denied transfer to the AFFF MDL. The case is currently proceeding in the Eastern District of Virginia.

In April 2024, a civil claim was filed in Virginia state court against multiple defendants, including Chemours, alleging breach of implied warranties, breach of express warranties, negligence, gross negligence, recklessness, and willful and wanton misconduct. Plaintiff alleges that Defendants manufactured, designed, marketed, sold, supplied, or distributed PFAS, PFAS-containing chemical feedstock, and PFAS-containing turnouts to firefighting training facilities and fire departments nationally, including Virginia. The complaint seeks compensatory and punitive damages. Plaintiffs filed an amended complaint in March 2025, which was served on Chemours and EID in April 2025. In September 2025, the case was removed to federal court and transfer to the AFFF MDL has been requested. In December 2025, the JPML denied transfer to the AFFF MDL. The case is currently proceeding in the Eastern District of Virginia.

In August 2024, a putative national class action was filed in federal court in Minnesota against 3M, EID and Chemours related to PFAS in carpet. Violations of the federal Racketeer Influenced and Corrupt Organizations Act ("RICO") are alleged as well as violations of over 30 state statutes, including consumer fraud, deceptive trade practices, misrepresentation, and unfair competition laws. The complaint also includes product liability and nuisance claims. EID and Chemours filed a motion to dismiss; the basis for dismissal of the civil RICO claims include lack of standing, failure to allege and enterprise, lack of proximate cause, failure to allege racketeering activity and that the State's claims are unsubstantiated. In September 2025, the Court granted the motion to dismiss without prejudice. The matter was dismissed and is now closed.

In November 2024, Aladdin Manufacturing Corporation, Mohawk Industries, Inc. and Mohawk Carpet, LLC (hereinafter "Mohawk"), which are carpet manufacturers with operations in Georgia, sued carpet treatment chemical suppliers 3M, EID, Daikin and the Company in Georgia state court alleging fraud, misrepresentation, contractual and common law indemnity, negligence, nuisance, punitive damages and other claims related to future and past PFAS liabilities and attorney's fees incurred by Mohawk. Mohawk alleges concealment and misrepresentation by the suppliers related to PFAS and the carpet treatment chemicals supplied. Mohawk further claims that it has been named as a defendant in at least 8 lawsuits brought by water suppliers downstream of its carpet manufacturing operations and has already paid over $100 in settlements of some of those matters. Mohawk seeks a declaratory judgment holding the suppliers responsible for its PFAS liabilities, including damages to Mohawk's property interests, past, present, and future compensatory damages, including settlements already paid, attorneys' fees and punitive damages. In January 2025, DuPont and the Company filed a counterclaim against Mohawk asserting contribution, indemnity, frivolous and abusive litigation, declaratory judgment, and punitive damages seeking damages, fees and expenses as well as a declaratory judgment that Plaintiffs must pay for, or reimburse Defendants for, any past or future judgments and settlement costs incurred in past, current, or future litigation arising out of Plaintiffs' improper wastewater disposal practices. Trial is scheduled for March 2027.

The Chemours Company
Notes to the Consolidated Financial Statements
(Dollars in millions, except per share amounts and par values)

In December 2024, the City of Dalton, Georgia, acting through its Board of Water, Light and Sinking Fund Commissioners, d/b/a Dalton Utilities (hereinafter "Dalton") sued 3M, EID, Daikin, INV Performance Surfaces, Aladdin Manufacturing, Shaw Industries, unnamed DOES and the Company in federal court in Georgia. Dalton has received and treated waste from carpet and flooring manufacturers since the 1970s and alleges that Defendants have caused long-running contamination of Dalton's wastewater treatment operations through the sale, use and disposal of PFAS. Dalton's operations include Riverbend Land Application System ("LAS") where treated wastewater is land-applied, as well as three wastewater treatment plants (collectively, the "POTW"). Dalton alleges that the Defendants sold and used PFAS-containing carpet treatment chemicals while knowing the PFAS would not be removed by the POTW. Dalton further alleges that Defendants did not provide disclosures or warnings to Dalton or the public. CERCLA (as defined below) is asserted as the basis for cost recovery and for a declaration of Defendants' joint and several liability for past and future response costs by the POTW and abatement of PFAS. Dalton also alleges negligence, nuisance, trespass, strict liability and violations of various state statutes and seeks compensatory and punitive damages and attorneys' fees and costs. In April 2025, Dalton filed an amended complaint.

In January 2025, James and Pamela Stephens filed a lawsuit in Georgia state court against the City of Calhoun, 3M, INV Performance Surfaces, Daikin, Arrowstar, Aladdin, Mohawk, Shaw, Milliken, Mannington Mills, Dixie Group, Marquis Industries, EID and the Company. Plaintiffs assert that PFAS-containing waste from defendant carpet manufacturers and suppliers was sent to Calhoun's treatment facility and Calhoun disposed of its post treatment sludge on nearby and adjacent property which resulted in PFAS contamination to their historic home, property, creek and drinking water. Plaintiffs' assertions include negligence, nuisance, and trespass, and they seek compensatory and punitive damages as well as abatement, removal of PFAS from their property, attorneys' fees and costs.

In January 2025, 1001 Newark Ave. Associates, LLC filed a lawsuit in New Jersey federal court against General Spray Drying Services, Inc., Fabvan Sales Company (d/b/a Geral Spray Drying), EID, DuPont de Nemours, Corteva, Chemours and other defendants related to alleged contamination at a property in Elizabeth, NJ. The complaint alleges that General Spray's processing operations resulted in discharges of other defendants' PFAS and that these compounds have contaminated underlying soil and groundwater. The Complaint is brought under CERCLA and the New Jersey Spill Compensation and Control Act and seeks, inter alia, recovery of costs for the investigation and remediation of PFAS at the property and declaratory judgments relating thereto. In April 2025, the Company and other defendants filed a motion to dismiss. In April 2025, two defendants also filed cross-claims against EIDP, DuPont de Nemours, Corteva and Chemours. In October 2025, the Court granted the defendants' Motion to Dismiss without prejudice.

In February 2025, the Mayor and Aldermen of the City of Savannah, Georgia ("Savannah") filed suit in Georgia state court against multiple defendants, including the Company, DuPont, Corteva, and EID, alleging that all caused or contributed to PFAS in Plaintiffs' water supply that is used to produce drinking water. The complaint alleges negligence, nuisance, trespass, abatement of nuisance, failure to warn, statutory violations, and punitive damages. Savannah also seeks compensatory damages as well as attorneys' fees, costs and punitive damages. Savannah also seeks a court order requiring defendants to abate and remove PFAS from the water supply. Savannah opted out of the Public Water System Class Action Settlement. In March 2025, the matter was removed to federal court and in June 2025 was transferred to the AFFF MDL.

In January 2025, a civil claim was filed in Virginia state court against multiple defendants, including Chemours, by Johnny Oscar Moretz ("Moretz") alleging breach of implied warranties, breach of express warranties, negligence, gross negligence, recklessness, and willful and wanton misconduct. Chemours and EID have not yet been served in this matter. Moretz alleges that the defendants manufactured, designed, marketed, sold, supplied, or distributed PFAS, PFAS-containing chemical feedstock, and PFAS-containing turnouts to firefighting training facilities and fire departments nationally, including Virginia. The complaint seeks compensatory and punitive damages. In September 2025, the case was removed to federal court and transfer to the AFFF MDL has been requested.

In April 2025, a civil claim was filed in Virginia state court against multiple defendants, including Chemours, by multiple plaintiffs alleging breach of implied warranties, breach of express warranties, negligence, gross negligence, recklessness, and willful and wanton misconduct. Plaintiffs allege that Defendants manufactured, designed, marketed, sold, supplied, or distributed PFAS, PFAS-containing chemical feedstock, and PFAS-containing turnouts to firefighting training facilities and fire departments nationally, including Virginia. The complaint seeks compensatory and punitive damages. In September 2025, the case was removed to federal court and transfer to the AFFF MDL has been requested.

In April 2025, the City and County of Butte-Silver Bow, Montana filed suit in Montana federal court against multiple defendants, including Chemours, relating to the alleged presence of PFAS in turnout gear. The complaint alleges violations of the federal Racketeer Influenced and Corrupt Organizations Act (RICO) as well as over 80 statutory and common law claims, including consumer fraud, deceptive trade practices, and unfair competition laws. The complaint also includes product liability claims.

The Chemours Company
Notes to the Consolidated Financial Statements
(Dollars in millions, except per share amounts and par values)

In July 2024, a civil claim was filed in Virginia state court against multiple defendants, including Chemours by Jonathan Clarke ("Clarke"), alleging that plaintiff was exposed to PFAS substances through products that defendants manufactured, designed, marketed, sold, supplied, or distributed, such as turn out gear and AFFF. Clarke seeks both compensatory and punitive damages. In April 2025, Clarke amended their complaint and removed allegations relating to AFFF. Chemours was served in June 2025. In September 2025, the case was removed to federal court and transfer to the AFFF MDL has been requested. In December 2025, the JPML denied transfer to the AFFF MDL. The case is currently proceeding in the Eastern District of Virginia.

In April 2025, Coosa River Basin Initiative, Raymond J. Perkins, Jr., and J. Perkins Farms, LLC filed suit against 3M, EID, Corteva, Dupont De Nemours, Inv Performance Surfaces, Daikin, Shaw, Aladdin, Mohawk, the City of Dalton, and the Company in federal court in Georgia alleging the Defendants caused PFAS contamination of the Dalton Land Application System thereby causing downstream PFAS contamination as well as damage to the plaintiffs property. The plaintiffs assert negligence, nuisance, abatement and punitive damages counts as well as various additional counts against certain other defendants, including federal and state violations. The plaintiffs seek injunctive and declaratory relief as well as any other relief the court deems just, proper and equitable.

In March 2025, a lawsuit was filed against EID, Corteva, DuPont and other defendants in Philadelphia County Court of Common Pleas on behalf of seven former major league baseball players. Plaintiffs allege that their injuries, including brain, testicular or thyroid cancer, were caused by exposure to PFAS via AstroTurf at Veterans Stadium. The lawsuit demands compensatory and punitive damages. In September 2025, the case was removed to federal court.

In the Netherlands, Chemours, along with DuPont and Corteva, received a civil summons filed before the Court of Rotterdam by four municipalities (Dordrecht, Papendrecht, Sliedrecht and Molenlanden) seeking liability declarations relating to the Dordrecht site's operations and emissions. Chemours reviewed the summons and filed a statement of defense during the fourth quarter of 2021, and in September 2022 the court entered an interlocutory judgment denying in part certain aspects of such statement of defense. A hearing on the merits of the municipalities' claims took place in March 2023. On September 27, 2023, the court entered a second interlocutory judgment, ruling, inter alia, that defendants were liable to the municipalities for (i) PFOA emissions during a certain time period and (ii) removal costs if deposited emissions on the municipalities land infringes their property rights by an objective standard. Any damages will be decided in a separate, subsequent proceeding. Chemours is in discussions with the municipalities to identify actions that may resolve their and other community concerns, including providing technical and financial support for activities. An initial estimate of this liability was included in Accrued Litigation at December 31, 2023 and was reclassified to Accrued Environmental Remediation as of December 31, 2024 based on the remediation plan to be implemented as part of the letter of intent ("LOI") described below.

In June 2024 the Company and the Municipalities signed a LOI that includes the implementation of a specific remediation plan for the restoration of restricted vegetable gardens in certain areas of those municipalities to be funded by Chemours, sampling and developing a program to address the Merwelanden recreational lake, and further settlement discussions, including a fund to cover certain other expenditures aimed at environmental-related activities. The LOI contemplates the possibility of settling the court dispute, although still subject to further discussions which are ongoing with the municipalities and there is no guarantee that these discussions will result in a settlement. Settlement discussions are complex and often involve potential amounts, scope and terms, which can be monetary and non-monetary. The Company does not consider these ongoing settlement discussions, including any amounts with respect to a potential fund that the municipalities put forward as part of such negotiations, to be indicative of the merits or potential outcome of any court proceeding with respect to the underlying claims. Previously, the Company had not accrued for any amounts related to the fund. Although the Company believed a loss was probable and could be material, an amount of loss was not deemed estimable. In the fourth quarter of 2025, the Company, along with DuPont and Corteva pursuant to the MOU, proposed a settlement framework. Based on the proposed framework, the Company reassessed the low end of the range of probable outcomes for this matter with respect to the potential fund. As such, as of December 31, 2025, the Company accrued an amount that did not materially affect results of operations for the period related to the potential fund which represents its 50% share of the total funding included in the settlement framework.

Further, in the Netherlands, in September 2023, a Dutch criminal defense lawyer announced a criminal complaint with the support of a few thousand citizens against Chemours and its current and former directors for alleged unlawful emissions of PFOA and GenX in Dordrecht. This claim has been filed with the Office of the Public Prosecutor, which is proceeding with the investigation.

In May 2020, the Company was notified of an alleged criminal offense related to the Netherlands' Environmental Management Act and the Working Conditions Decree, regarding the use of PFOA during the pre-spin time period of June 1, 2008 to December 31, 2012. The investigation was initiated in the first quarter of 2016 by a public prosecutor. The Company believes that it has complied with all relevant laws, and the Company is in contact with the prosecutor.

The Chemours Company
Notes to the Consolidated Financial Statements
(Dollars in millions, except per share amounts and par values)

In addition to the above matters, the Company may engage in discussions or dispute resolutions with various parties regarding other claims, including third-party indemnity claims, and potential resolutions of such matters. In the year ended December 31, 2025, the Company recorded an immaterial amount related to one or more of these matters.

New Jersey Department of Environmental Protection Directives and Litigation

In March 2019, NJ DEP issued two Directives and filed four lawsuits against Chemours and other defendants. The Directives are: (i) a state-wide PFAS Directive issued to EID, DowDuPont, DuPont Specialty Products USA ("DuPont SP USA"), Solvay S.A., 3M, and Chemours seeking a meeting to discuss future costs for PFAS-related costs incurred by NJ DEP and establishing a funding source for such costs by the Directive recipients, and information relating to historic and current use of certain PFAS compounds; and, (ii) a Pompton Lakes Natural Resources Damages ("NRD") Directive to EID and Chemours demanding $0.1 to cover the cost of preparation of a natural resource damage assessment plan and access to related documents.

The lawsuits filed in New Jersey state courts by NJ DEP are: (i) in Salem County, against EID, 3M, and Chemours primarily alleging clean-up and removal costs and damages and natural resource damages under the Spill Act, the Water Pollution Control Act ("WPCA"), the Industrial Site Recovery Act ("ISRA"), and common law regarding past and present operations at Chambers Works, a site assigned to Chemours at Separation; (ii) in Middlesex County, against EID, DuPont SP USA, 3M, and Chemours primarily alleging clean-up and removal costs and damages and natural resource damages under the Spill Act, ISRA, WPCA, and common law regarding past and present operations at Parlin, an EID owned site; (iii) in Gloucester County, against EID and Chemours primarily alleging clean-up and removal costs and damages and natural resource damages under the Spill Act, WPCA, and common law regarding past operations at Repauno, a non-operating remediation site assigned to Chemours at Separation which has been sold; and, (iv) in Passaic County, against EID and Chemours primarily alleging clean-up and removal costs and damages and natural resource damages under the Spill Act, WPCA, and common law regarding past operations at Pompton Lakes, a non-operating remediation site assigned to Chemours at Separation. The alleged pollutants listed in the Salem County and Middlesex County matters above include PFAS. Each lawsuit also alleges fraudulent transfer.

In August 2020, a Second Amended Complaint was filed in each matter, adding fraudulent transfer and other claims against DuPont SP USA, Corteva, and DuPont. For the Salem County matter, NJ DEP added claims relating to failure to comply with state directives, including the state-wide PFAS Directive.

The matters were removed to federal court and consolidated for case management and pretrial purposes. In December 2021, the federal court entered a consolidated order granting, in part, and denying, in part, a motion to dismiss or strike parts of the Second Amended Complaints. In January 2022, NJ DEP filed a motion for a preliminary injunction requiring EID and Chemours to establish a remediation funding source ("RFS") in the amount of $943 for the Chambers Works site, the majority of which is for non-PFAS remediation items. In March 2023, the four NJ DEP lawsuits were referred to mediation by the federal court, with the proceedings in the matters stayed pending the mediation. In April 2024, NJ DEP submitted to the court a letter declaring that the parties had reached an impasse in the mediation. A case management schedule was entered by the court in May 2024, with the Chambers Works and Pompton Lakes matter being active and the other two matters being administratively terminated without prejudice. In August 2024, Third Amended Complaints were filed in the Chambers Works and Pompton Lakes Works matters.

The Chambers Works matter trial began on May 19, 2025. The court has proceeded through a series of "mini-trials", focused on: Third Amended Complaint Spill Act (Count 1) (liability) and Brownfield and Contaminated Site Remediation Act (Count 4) against defendants EID; Spill Act (Count 1)(liability) and Brownfield and Contaminated Site Remediation Act (Count 4) against defendant Chemours; Water Pollution Act (Count 2)(liability) against defendants EID and Chemours; Fraudulent transfer (actual and constructive)(Counts 13-16) against all defendants; Industrial Site Recovery Act (Count 3)(against all defendants except Chemours); the CRACO defense; and the Government contractor defense. As of June 9, 2025, the Court had progressed through the Spill Act and Brownfield and Contaminated Site Remediation Act mini-trials, the Water Pollution Control Act mini-trial, the CRACO defense mini-trial, and the Government Contractor defense mini-trial. Post-trial briefing related to those mini trials concluded in July 2025. On July 1, 2025, the Court postponed the rest of the mini-trials pending further order of the Court.

In June 2024, Carneys Point Township filed a motion to intervene in such matter seeking to bring counterclaims against both the State of New Jersey and defendants, including Chemours, related to natural resource damages, RFS, ISRA penalties, off-site remediation and lost property taxes. In November 2024, Carneys Point Township's motion to intervene was denied and it is proceeding separately in its 2016 state court matter. In April 2025, the defendants' appeal was ordered for consideration on the merits and is pending before the NJ Superior Court.

The Chemours Company
Notes to the Consolidated Financial Statements
(Dollars in millions, except per share amounts and par values)

On February 28, 2025, NJ DEP sent to Chemours a letter indicating that the agency had placed the Chambers Works facility under discretionary direct oversight status, applicable to both Chemours and EID. The letter included requirements similar to those at issue in the ongoing litigation, including establishing a RFS and paying all NJ DEP oversight costs. Defendants raised this matter with the Court and sought withdrawal of the February 2025 letter by NJ DEP. While NJ DEP recognized that the letter's requirements are currently stayed, it has not withdrawn the letter. Chemours and EID have appealed the February 2025 letter in the New Jersey Superior Court, which has been dismissed without prejudice pending the Chambers Works matter trial. The Company expects this matter to be resolved in connection with the New Jersey settlement described further below.

EID requested that Chemours defend and indemnify it in these matters. Chemours has accepted the indemnity and defense of EID while reserving rights and declining EID's demand as to matters involving other EID entities, as well as ISRA and fraudulent transfer, subject to the terms of the MOU.

In the course of mediation related to these matters, Chemours, Chemours FC LLC, Corteva, EID, DuPont and DuPont Specialty Products (collectively, "the NJ Settling Companies") agreed to a recommended settlement agreement in principle with NJ DEP and other State of New Jersey offices, including the Attorney General (collectively, the "State of New Jersey"), to comprehensively resolve these matters. In August 2025, the NJ Settling Companies and the State of New Jersey agreed to and announced a proposed JCO on terms consistent with the recommended settlement agreement. The JCO has been submitted for public notice and comment and is subject to Court approval following that period. A hearing on the JCO was held on January 7, 2026. The settlement provides that the Company does not admit any liability or wrongdoing and does not waive any defenses. The settlement will resolve all statewide claims by the State of New Jersey pending against the NJ Settling Companies related to PFAS, including claims not related to operating sites and from the use of AFFF. The settlement will also resolve legacy contamination claims related to NJ Settling Companies' four current and former operating sites in the NJ lawsuits (Chambers Works, Parlin, Pompton Lakes and Repauno) in the State of New Jersey, including claims for natural resource damages from the sites.

Under the JCO, the Companies will make scheduled annual settlement payments totaling $875 over a 25-year period. Payment allocations will be consistent with the Companies' January 22, 2021 cost-sharing MOU, with Chemours (together with its subsidiaries) contributing 50 percent and DuPont and Corteva (together with their subsidiaries) contributing the remaining 50 percent. As of December 31, 2025, inclusive of accretion, the Company has recorded $270 which represents its allocation of the scheduled annual settlement payments on a net present value basis using an 8% discount rate. $99 is recorded within current accrued litigation and the remaining amount is recorded in long-term accrued litigation. The first of the scheduled annual payments will be due within 30 days of the date the JCO is entered by the Court. A hearing on the JCO was held on January 7, 2026 at the conclusion of which the court directed the State to supplement the record related to certain issues raised by objectors. The settlement also establishes a process for determining the amount of the RFS at each of the four current and former operating sites as well as other mechanisms which will secure funding for future remediation at the sites as needed. The proposed RFS amounts and related environmental liabilities for the sites covered by the New Jersey settlement agreement are further described in the Environmental section below.

PFOA and PFAS Summary

With the exception of the individual matters specifically noted otherwise above, management believes that it is reasonably possible that the Company could incur losses related to PFOA and/or PFAS matters in excess of amounts accrued, but any such losses, which could be material to results of operations, financial position, or cash flows are not estimable at this time due to various reasons, including, among others, that some matters are in their early stages and that there are significant factual issues to be resolved.

U.S. Smelter and Lead Refinery, Inc.

There are five lawsuits currently pending in Indiana federal court, including a putative class action, by area residents concerning the U.S. Smelter and Lead Refinery multi-party Superfund site in East Chicago, Indiana. Several of the lawsuits allege that Chemours is now responsible for EID environmental liabilities. The lawsuits include allegations for personal injury damages, property diminution, and other damages. At Separation, EID assigned Chemours its former plant site, which is located south of the residential portion of the Superfund area, and its responsibility for the environmental remediation at the Superfund site. Management believes a loss, which could be material, is reasonably possible, but not estimable at this time due to various reasons including, among others, that such matters are in their early stages and have significant factual issues to be resolved.

The Chemours Company
Notes to the Consolidated Financial Statements
(Dollars in millions, except per share amounts and par values)

Securities Related Litigation and Requests for Information Arising From Audit Committee Internal Review, and Related Indemnification Agreements

The Audit Committee, with the assistance of independent counsel, conducted an internal review in the first quarter of 2024 arising from a report made to the Chemours Ethics Hotline, and its findings include that the Company's then CEO, CFO and Controller violated the Chemours Code of Ethics for those positions. Chemours is cooperating with requests for information from the SEC and the United States Attorney's Office for the Southern District of New York concerning the results of the Audit Committee Internal Review and the Company's SEC filings and in June 2024 received a subpoena from the SEC. In March 2024, two putative class actions were filed in Delaware federal court against the Company and former officers of the Company alleging violations of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and SEC Rule 10b-5. The complaints allege claims on behalf of proposed classes of purchasers of Chemours stock beginning February 10, 2023 and ending February 28, 2024 and seek compensatory damages and fees. In September 2024, an Amended Complaint was filed, and the Company and former officers filed a motion to dismiss the Amended Complaint in October 2024. In April 2024, June 2024, July 2024, August 2024 and October 2024, the Company received seven stockholder demands for inspection of books and records under Section 220 of the General Corporation Law of the State of Delaware and the common law ("Section 220 Demand"), including in its purpose the investigation of possible wrongdoing, mismanagement or breach of fiduciary duties by the Board of Directors and/or senior management in connection with the compensation of executive officers and oversight over the Company's accounting practices. In June 2025, the Company received a demand letter from one of these stockholders requesting that the Board investigate allegations that the Company made false and misleading disclosures regarding its financial condition and controls. The Board considered the demand letter and deferred any further investigation during the pendency of the other ongoing litigation and investigations as described herein.

In April 2025, two stockholder derivative actions were filed in Delaware state court against the Company, former officers of the Company, and past and current members of the Board. The complaints allege, inter alia, claims of breach of fiduciary duty and unjust enrichment. Pursuant to court order, these actions have been consolidated and stayed pending the earlier of the date that: (i) the Delaware district court action is dismissed with prejudice and all appeals therefrom are exhausted; or (ii) any defendant in the Delaware district court action files an answer to the operative complaint in that action. A third stockholder derivative action was filed in June 2025 in Delaware state court against the Company, former officers of the Company and past and present members of the Board. The third action has been consolidated with the other stockholder derivative actions and stayed. In addition, the Company is aware of additional efforts by private law firms to solicit clients in regard to potential securities class action or derivative litigation. Management believes that it is not possible at this time to reasonably assess the outcome of these matters or to estimate the loss or range of loss, if any, as the matters are in their early stages with significant issues to be resolved, including, for certain matters, whether a claim will be made.

The Company has indemnification and expense advancement obligations pursuant to its bylaws and indemnification agreements with respect to certain current and former members of senior management and the Company's directors. In connection with the Audit Committee Internal Review, and above litigation matters, the Company has received requests from former members of senior management under such indemnification agreements and its bylaws to provide advances of funds for legal fees and other expenses and expects additional requests in connection with the investigation and any future related litigation. The Company incurred less than $1 of costs for these indemnification agreement requests during the year ended December 31, 2025 and 2024. These costs have been recorded within Selling, general, and administrative expense. The Company has not recorded any material liabilities for these matters as of December 31, 2025 and 2024 as it cannot estimate the ultimate outcome at this time.

The Chemours Company
Notes to the Consolidated Financial Statements
(Dollars in millions, except per share amounts and par values)

Environmental Overview

Chemours, due to the terms of the Separation-related agreements with EID, is subject to contingencies pursuant to environmental laws and regulations that in the future may require further action to correct the effects on the environment of prior disposal practices or releases of chemical substances, which are attributable to EID's activities before it spun-off Chemours. Much of this liability results from the Comprehensive Environmental Response Compensation and Liability Act ("CERCLA", often referred to as "Superfund"), the Resource Conservation and Recovery Act, and similar federal, state, local, and foreign laws. These laws may require Chemours to undertake certain investigative, remediation, and restoration activities at sites where ownership was transferred to Chemours under the Separation-related agreements or at sites where EID-generated waste was disposed before the 2015 separation. The accrual also includes estimated costs related to a number of sites identified for which it is probable that environmental remediation will be required, but which are not currently the subject of enforcement activities.

Chemours accrues for remediation activities when it is probable that a liability has been incurred and a reasonable estimate of the liability can be made. Where the available information is sufficient to estimate the amount of liability, that estimate has been used. Where the available information is only sufficient to establish a range of probable liability, and no point within the range is more likely than any other, the lower end of the range has been used. Estimated liabilities are determined based on existing remediation laws and technologies and the Company's planned remedial responses, which are derived from environmental studies, sampling, testing, and analyses. Inherent uncertainties exist in such evaluations, primarily due to unknown environmental conditions, changing governmental regulations regarding liability, and emerging remediation technologies. The Company, from time to time, may engage third parties to assist in obtaining and/or evaluating relevant data and assumptions when estimating its remediation liabilities. These liabilities are adjusted periodically as remediation efforts progress and as additional technological, regulatory, and legal information becomes available. Environmental liabilities and expenditures include claims for matters that are liabilities of EID and its subsidiaries, which Chemours may be required to indemnify pursuant to the Separation-related agreements. When the aggregate amount of the liability, or component, and the amount and timing of cash payments for the liability, or component, are fixed or reliably determinable, the amounts are discounted using the risk-free rate. If the amount or timing are not fixed or reliably determinable, the accrued liabilities are undiscounted. In any case, the liabilities do not include claims against third parties. Costs related to environmental remediation are charged to expense in the period that the associated liability is accrued.

The following table sets forth the Company's environmental remediation liabilities at December 31, 2025 and 2024 for the five sites that are deemed the most significant during the periods presented, together with the aggregate liabilities for all other sites.

	December 31,			
	2025		**2024**	
Chambers Works, Deepwater, New Jersey	$	73	$	31
Dordrecht Works, Netherlands (1)		30		28
Fayetteville Works, Fayetteville, North Carolina (2)		320		351
Pompton Lakes, New Jersey		53		41
Washington Works, West Virginia		24		25
All other sites		118		95
Total environmental remediation	$	618	$	571

(1)   For more information on this matter refer to "Fayetteville Works, Fayetteville, North Carolina" within this "Note 22 – Commitments and Contingent Liabilities".

The following table sets forth the current and long-term components of the Company's environmental remediation liabilities at December 31, 2025 and 2024.

	December 31,			
	2025		**2024**	
Current environmental remediation	$	88	$	115
Long-term environmental remediation		530		456
Total environmental remediation	$	618	$	571

The Chemours Company
Notes to the Consolidated Financial Statements
(Dollars in millions, except per share amounts and par values)

Typically, the timeframe for a site to go through all phases of remediation (investigation and active clean-up) may take about 15 to 20 years, followed by years of operation, maintenance, and monitoring ("OM&M") activities. In most cases, the duration of OM&M is uncertain and therefore the Company estimates the duration of OM&M based on all available site-specific facts and circumstances including, where relevant, any regulatory agreements, guidance or discussions. Remediation activities, including OM&M activities, vary substantially in duration and cost from site to site. These activities, and their associated costs, depend on the mix of unique site characteristics, evolving remediation technologies, and diverse regulatory requirements, as well as the presence or absence of other potentially responsible parties. In addition, for claims that Chemours may be required to indemnify EID pursuant to the Separation-related agreements, Chemours, through EID, has limited available information for certain sites or is in the early stages of discussions with regulators. For these sites in particular, there may be considerable variability between the clean-up activities that are currently being undertaken or planned and the ultimate actions that could be required. Therefore, considerable uncertainty exists with respect to environmental remediation costs and, under adverse changes in circumstances, management currently estimates the potential liabilities may range up to approximately $620 above the amount accrued at December 31, 2025. This estimate is not intended to reflect an assessment of Chemours' maximum potential liability. As noted above, the estimated liabilities are determined based on existing remediation laws and technologies and the Company's planned remedial responses, which are derived from environmental studies, sampling, testing, and analyses. Inherent uncertainties exist in such evaluations, primarily due to unknown environmental conditions, changing governmental regulations regarding liability, and emerging remediation technologies. Management will continue to evaluate as new or additional information becomes available in the determination of its environmental remediation liability.

In October 2021, EPA released its PFAS Strategic Roadmap, identifying a comprehensive approach to addressing PFAS. The PFAS Strategic Roadmap sets timelines by which EPA planned to take specific actions through 2024, including establishing a national primary drinking water regulation for PFOA and PFOS and taking Effluent Limitations Guidelines actions to regulate PFAS discharges from industrial categories among other actions. As provided under its roadmap, EPA also released its National PFAS Testing Strategy, under which the agency will identify and select certain PFAS compounds for which it will require manufacturers to conduct testing pursuant to the Toxic Substances Control Act ("TSCA") section 4. Chemours has received various test orders and has formed consortia to jointly manage compliance with the test order requirements. Chemours expects to receive future test orders, however the timing of the remaining test orders is not determinable at this time. The timing of the draft Effluent Limitations Guidelines for PFAS manufacturers as announced in the PFAS Strategic Roadmap is uncertain. In April 2025, EPA outlined actions that it will be taking to address PFAS across its program offices, including with respect to the implementation of the TSCA testing strategy and developing Effluent Limitations Guidelines ("ELGs").

Also in October 2021, EPA published a final toxicity assessment for GenX compounds that decreased the draft reference dose for GenX compounds based on EPA's review of new studies and analyses. On March 18, 2022, Chemours filed a petition to EPA requesting to withdraw and correct its toxicity assessment for GenX compounds, which was denied by EPA on June 14, 2022. The next day, on June 15, 2022, EPA released health advisories for four PFAS, including interim updated lifetime drinking water health advisories for PFOA and PFOS, and final health advisories for GenX compounds, including hexafluoropropylene oxide dimer acid ("HFPO Dimer Acid"), and another PFAS compound (PFBS). On July 13, 2022, the Company filed a Petition for Review of the GenX compounds health advisory, and the Third Circuit held argument on the petition in January 2024. In July 2024, the Third Circuit dismissed the Company's petition for lack of subject matter jurisdiction, finding the health advisory was not a final agency action.

In March 2023, EPA proposed a national primary drinking water regulation ("NPDWR") to establish Maximum Contaminant Levels ("MCLs") for six PFAS, with PFOA and PFOS having MCLs as individual compounds (each proposed as 4 parts per trillion ("ppt")) and four other PFAS compounds, including HFPO Dimer Acid, having a hazard index approach limit on any mixture containing one or more of the compounds. The proposed PFAS NPDWR was subject to public comment until May 30, 2023, and on April 10, 2024 EPA issued its final rule, which included promulgating individual MCLs for PFOA and PFOS at 4ppt and individual MCLs for PFHxS, PFNA and HFPO Dimer Acid at 10ppt. In addition, EPA finalized a hazard index of 1 (unitless) as the MCL for any mixture of PFHxS, PFNA, HFPO Dimer Acid and PFBS. The final rule became effective 60 days from publication in the Federal Register and the compliance date for public water systems in the U.S. to meet the MCLs is five years from the publication date. In June 2024, Chemours, as well as other organizations including the American Water Works Association and the American Chemistry Council, filed petitions for review of the final rule in the U.S. Court of Appeals for the D.C. Circuit. The appeal had been held in abeyance since February 2025 until July 2025 to allow EPA to review the underlying rule. In May 2025, EPA announced that it intends to retain the MCLs for PFOS and PFOA, with rulemaking for additional time for compliance, and to rescind the other MCLs and hazard index. In July 2025, EPA moved for the court to take the appeal out of abeyance in order for parties to complete briefing. Also in April 2024, EPA issued a final rule designating PFOA and PFOS as hazardous substances under CERCLA, which has also been challenged in the same appeals court. On September 11, 2025, EPA moved for partial vacatur of the regulation, requesting vacatur of its determination to regulate three individual compounds, including HFPO-DA, and mixtures of those compounds and another through a "hazard index". EPA did not seek vacatur of the portions of the regulation governing PFOA and PFOS. Further briefing was ordered by the court and to be completed in March 2026. EPA has moved to hold this appeal also in abeyance to allow review of the underlying rule and, as such, abeyance continues into August 2025. Depending on the ultimate outcome of EPA's actions, the Company's estimated environmental remediation liabilities and accrued litigation could increase to meet any new drinking water standards, which could have a material adverse effect on the Company's results of operations, financial condition, and cash flows.

The Chemours Company
Notes to the Consolidated Financial Statements
(Dollars in millions, except per share amounts and par values)

As further discussed in the *Other PFAS Matters* section above, the Company and the municipalities of Dordrecht, Papendrecht, Sliedrecht and Molenlanden signed an LOI that includes the implementation of a specific remediation plan for the restoration of restricted vegetables in certain areas of those municipalities to be funded by Chemours, sampling and developing a program to address the Merwelanden recreational lake, and further settlement discussions. In the fourth quarter of 2024, the Company received comments from the Municipality of Dordrecht and the Province of South Holland on a Plan of Action for Vegetable Gardens ("Plan of Action") in the municipalities and approval for the pilot stage of the plan. The Plan of Action provides for replacement of soil impacted with PFOA above certain levels to remove RIVM documented consumption restriction as well as providing for alternative irrigation water, if necessary, as determined by PFOA levels. Accruals related to the Plan of Action of $26 and $24 are included in the environmental remediation balance as of December 31, 2025 and December 31, 2024, respectively. Further, The Dordrecht Works facility discharges, through outfalls at the site, wastewater and stormwater pursuant to permits issued by the applicable local authorities, including the DCMR Environmental Protection Agency ("DCMR"). As the regulatory landscape has evolved in the Netherlands over the last years, there is increased focus on PFAS compounds discharged under the site's permits, including compounds that were previously discharged at undetected levels, and the site has been ordered to meet certain limits for these discharges or be subject to conditional fines. The Company regularly carries out analyses of its wastewater to assess compliance with current emission limits as well as detect other contaminants as analysis methods develop. The Company identified the presence of certain compounds based upon new analysis methods and reported these to DCMR and in December 2023 submitted an application under normal permitting practice for a discharge requirement based on limited information for these compounds. The Company has continued to engage with regulatory authorities on the application, including providing additional data and information in November 2024. In February 2025, the Company submitted a revised permit application.

In December 2024, DCMR indicated an intention to impose a conditional fine of up to €3.7 million for one of the compounds, for which the Company has objected. The Company has responded to this intention, including that such intention is not consistent with normal permitting practice. In February 2025, DCMR responded to the Company indicating it will impose the conditional fine, after a grace period. In March 2025, DCMR adjusted the conditional fine to allow a grace period until July 2025 subject to certain conditions. Objections have been submitted against the adjustment. The Company has filed a pro forma objection to the conditional fine. This procedure is on hold upon the Company's request because of the pending permit application. The Company has piloted abatement technology and continues to implement such technology to reduce discharges below the conditional fine level. The Company has not recorded a liability for this matter at December 31, 2025 as it believes that it is operating in compliance with the applicable permitting and is not subject to any conditional fines that the DCMR previously asserted it would raise. As of December 31, 2025, the Company does not believe the above matter will have a material impact on the Company's financial position, results of operations or cash flows.

The environmental remediation liabilities and accrued litigation, as applicable, recorded for Fayetteville, Washington Works, Parkersburg, West Virginia, Dordrecht Works, Netherlands and Chambers Works, Deepwater, New Jersey as of December 31, 2025 are based upon the existing Consent Orders, agreements and/or voluntary commitments with EPA, state and other local regulators and depending on the ultimate outcome of EPA's actions, could require adjustment to meet any new drinking water standards. It is reasonably possible that additional costs could be incurred in connection with EPA's actions, however, the Company cannot estimate the potential impact or additional cost at this time, due in part to the uncertainties of challenges to them, the, regulatory implementation site by site, where applicable, the current condition and the additional sampling required to determine the level of contamination at the site, possible method(s) of remediation that may be required, and determination of other potential responsible parties. Refer to "Fayetteville Works, Fayetteville, North Carolina" below for further detail on the impact of EPA's final drinking water health advisory for GenX compounds, including HFPO Dimer Acid.

In addition to the scheduled annual settlement payments pursuant to the New Jersey settlement described more fully in the Litigation section above, the settlement also obligates the NJ Settling Companies to continue to undertake remediation at the four sites (notably Chambers Works and, Pompton Lakes, as well as Repauno and Parlin), which will be determined in accordance with applicable law. As part of the settlement, the NJ Settling Companies have agreed to a process to review and establish the RFS for each of the four sites (in the form of surety bond, or similar financial instrument) to ensure available funds for future remediation at the sites, including using a binding third-party licensed site remediation professionals ("LSRP") review if the parties cannot agree. The Company is the primary responsible party at Chambers Works, Pompton Lakes and Repauno.

In connection with the New Jersey settlement negotiations, in the second quarter of 2025, the Company recorded a $60 increase to certain of its environmental and legal remediation reserves related to the sites covered by the settlement. The increase was driven by the Company's change in estimate based on the best available information of the length of time that long-term OM&M is expected to continue for at these sites based on site-specific facts and considering settlement discussions and the range of RFS amounts for which the state of New Jersey is seeking financial assurance as part of the settlement. As of December 31, 2025, the Company has total environmental and legal remediation-related liabilities recorded for these sites of $167, of which a component is discounted at the risk free rate of approximately 5%, as well as certain asset-retirement obligations recorded for certain of the sites and other financial assurances already in place. The gross (undiscounted) amount of environmental and legal remediation-related liabilities for these sites is approximately $263.

The Chemours Company
Notes to the Consolidated Financial Statements
(Dollars in millions, except per share amounts and par values)

The Company has reserved for environmental remediation liabilities based on existing remediation laws and technologies and the Company's planned remedial responses, which are derived from environmental studies, sampling, testing, and analyses. The New Jersey settlement outlines a range of potential RFS for the sites. For the sites for which the Company is the primary responsible party, the RFS ranges total from $177 to $1,048 in the first year after settlement. In early October 2025, the Company put in place surety bonds totaling $108 to satisfy the interim RFS requirements of the NJ DEP settlement agreement. These RFS ranges per the settlement represent negotiated amounts, and the bottom of the range reflects the Company's prior or current financial assurances and current view for potential future remediation activities at the sites. The range of potential RFS amounts in the settlement reflect potential additional scope or activities that are not currently required under the existing remediation plans for these specific remediation sites. As identified above, during the RFS process outlined in the settlement agreement, the Company will work with the NJ DEP and, potentially LSRPs, to determine the appropriate RFS amounts and review the future scope of remediation for each of the four sites. Given the complexity and uncertainty inherent in the RFS review process, there is a risk that the outcome of these technical evaluations could lead the Company to determine that additional remediation activities are required. Any such determination could result in future changes to the Company's environmental reserve estimates.

Chemours incurred environmental remediation expenses of $123, $70, and $66 for the years ended December 31, 2025, 2024 and 2023, respectively, of which $18, $20 and $25, respectively, relate to Fayetteville (discussed further below).

Fayetteville Works, Fayetteville, North Carolina
Fayetteville has been in operation since the 1970s and is located next to the Cape Fear River southeast of the City of Fayetteville, North Carolina. HFPO Dimer Acid is manufactured at Fayetteville. The Company has operated the site since its Separation from EID in 2015.

While the Company believes that discharges from Fayetteville to the Cape Fear River, on-site surface water, groundwater, and air emissions have not impacted the safety of drinking water in North Carolina, the Company is cooperating with a variety of ongoing inquiries and investigations from federal, state, and local authorities, regulators, and other governmental entities including EPA.

Consent Order with North Carolina Department of Environmental Quality ("NC DEQ")

In February 2019, the North Carolina Superior Court for Bladen County approved a Consent Order ("CO") between NC DEQ, Cape Fear River Watch ("CFRW"), and the Company, resolving the State's and CFRW's lawsuits and other matters (including Notices of Violation ("NOVs") issued by the State). Under the terms of the CO, Chemours paid $13 in March 2019 to cover a civil penalty and investigative costs and agreed to certain compliance measures (with stipulated penalties for failures to do so), including the following:

- Install a thermal oxidizer ("TO") to control all PFAS in process streams from certain processes at Fayetteville at an efficiency of 99.99%;

- Develop, submit, and implement, subject to approval from NC DEQ and CFRW, a plan for interim actions that are economically and technologically feasible to achieve the maximum PFAS reduction from Fayetteville to the Cape Fear River within a two-year period;

- Develop and implement, subject to approval, a Corrective Action Plan ("CAP") that complies with North Carolina's groundwater standards and guidance provided by NC DEQ. At a minimum, the CAP must require Chemours to reduce the total loading of PFAS originating from Fayetteville to surface water by at least 75% from baseline, as defined by the CO; and,

- Provide and properly maintain permanent drinking water supplies, including via whole-building filtration units and reverse osmosis ("RO") units to qualifying surrounding properties with private drinking water wells.

In August 2020, NC DEQ, CFRW, and the Company reached agreement on the terms of an addendum to the CO (the "Addendum"), which includes procedures for implementing specified remedial measures for reducing PFAS loadings from Fayetteville to the Cape Fear River. The Addendum also includes stipulated financial penalties, inclusive of daily and weekly fines for untimeliness in meeting deadlines for construction, installation and other requirements, as well as intermittent performance-based fines for noncompliance in meeting PFAS loading reduction requirements and removal efficiency targets. In October 2020, the Addendum was approved by the North Carolina Superior Court for Bladen County.

The following table sets forth the on-site and off-site components of the Company's accrued environmental remediation liabilities related to PFAS at Fayetteville at December 31, 2025 and 2024.

	December 31,			
	2025		**2024**	
On-site remediation	$	176	$	188
Off-site groundwater remediation		144		163
Total Fayetteville environmental remediation	$	320	$	351

The Chemours Company
Notes to the Consolidated Financial Statements
(Dollars in millions, except per share amounts and par values)

The following table sets forth the current and long-term components of the Company's accrued environmental remediation liabilities related to PFAS at Fayetteville at December 31, 2025 and 2024.

	December 31,			
	2025		**2024**	
Current environmental remediation	$	46	$	68
Long-term environmental remediation		274		283
Total Fayetteville environmental remediation	$	320	$	351

Off-site replacement drinking water supplies

The CO requires the Company to provide permanent replacement drinking water supplies, including via connection to public water supply, whole building filtration units and/or RO units, to qualifying surrounding residents, businesses, schools, and public buildings with private drinking water wells. Qualifying surrounding properties with private drinking water wells that have tested for GenX above the state provisional health goal of 140 ppt, or any applicable health advisory, whichever is lower, may be eligible for public water or a whole building filtration system. NC DEQ provided notice that the June 2022 release of the final health advisory for GenX compounds by EPA constituted an applicable health advisory for determining eligibility for public water or whole house filtration system. Additionally, under the CO, qualifying surrounding properties with private drinking water wells that have tested above 10 ppt for other perfluorinated compounds ("Table 3 Compounds") are eligible for three under-sink RO units. The Company provides bottled drinking water to a qualifying property when it becomes eligible for a replacement drinking water supply, and continues to provide delivery of bottled drinking water to the qualifying property until the eligible supply is established or installed. Under the terms of the CO, Chemours must make the offer to install a water treatment system to property owners in writing multiple times, and property owners have approximately one year to accept the Company's offer before it expires. In September 2021, the Company entered into an agreement with Bladen County, North Carolina to fund public water system upgrades and connections associated with providing permanent replacement drinking water supplies under the CO.

Further, in addition to the surrounding counties, in November 2021, NC DEQ sent a notice to Chemours regarding PFAS contamination from the Cape Fear River of groundwater monitoring wells and water supply wells in New Hanover County and potentially three other downstream counties based on new sampling data by NC DEQ and its determination of Chemours' obligations for such contamination. NC DEQ directed Chemours to submit for its review and approval a comprehensive groundwater contamination assessment in such counties, as well as an updated drinking water program to provide for sampling under the CO in such counties. In 2022, the Company submitted an interim drinking water plan and a separate assessment framework plan, which were subsequently updated and resubmitted, based on comments received from NC DEQ. In 2023, NC DEQ provided additional comments identifying additional actions regarding the groundwater assessment as well as the drinking water program, which the Company responded to.

The Company's estimated liability for off-site replacement drinking water supplies is based on management's assessment of the current facts and circumstances for this matter, including comments received from NC DEQ, which are subject to various assumptions that include, but are not limited to, the number of affected surrounding properties, response rates to the Company's offer, the timing of expiration of offers made to the property owners, the type of water treatment systems selected (i.e., public water, whole building filtration, or RO units), the cost of the selected water treatment systems, and any related OM&M requirements, fines and penalties, and other charges contemplated by the CO. For off-site drinking water supplies, OM&M is accrued for 20 years on an undiscounted basis based on the Company's current plans under the CO.

The Chemours Company
Notes to the Consolidated Financial Statements
(Dollars in millions, except per share amounts and par values)

At December 31, 2025 and 2024, the Company had $124 and $141 of accrued liabilities, respectively, for off-site groundwater testing and water treatment system installations at qualifying third-party properties primarily in Bladen and Cumberland counties surrounding Fayetteville, which is expected to be disbursed over approximately 20 years. In addition, as of December 31, 2025 and 2024, the Company had $20 and $21, respectively for both periods, of accrued liabilities for the assessment and for sampling related to potential PFAS contamination of groundwater and supply of alternative drinking water in New Hanover and three other downstream counties. Off-site installation, maintenance, and monitoring cost estimates are based on management's assessment of the current facts and circumstances for these matters, including comments received from NC DEQ, and could change as actual experience may differ from management's estimates or new information may become available.

The estimated liability was based on certain assumptions, which management believes are reasonable under the circumstances and include, but are not limited to, implementation of the soil and groundwater assessment, the source and cause of PFAS contamination for the four downstream counties, the estimated number of properties at which sampling is conducted and whether such property will qualify for an alternative drinking water supply, other potentially responsible parties and the method of long-term alternative water supply, if any. Further, management's estimate of the ultimate liability for this matter is dependent upon NC DEQ approval of the proposed plans in response to various NC DEQ letters, obtaining additional information, implementation of EPA's health advisories, additional feasibility and investigation work that has not yet been scoped or performed, and the estimated additional future cost of OM&M. The ultimate resolution of the matters could have a material adverse effect on the Company's financial position, results of operations and cash flow.

On-site surface water and groundwater remediation

Abatement and remediation measures already taken by Chemours, including the capture and disposal of its operations process wastewater and other interim actions, have addressed and abated nearly all PFAS discharges from the Company's continuing operations at Fayetteville. However, the Company continues to have active dialogue with NC DEQ and other stakeholders regarding the potential incremental remedies that are both economically and technologically feasible to achieve the CO and Addendum objectives related to the impact of site surface water and groundwater contamination from historical operations, during and subsequent to the optimization period of the groundwater treatment system and following installation of the barrier wall.

In 2019, the Company completed and submitted its Cape Fear River PFAS Loading Reduction Plan - Supplemental Information Report and its CAP to NC DEQ. The Supplemental Information Report provided information to support the evaluation of potential interim remedial options to reduce PFAS loadings to surface waters. The CAP described potential long-term remediation activities to address PFAS in groundwater and surface waters at the site, in accordance with the requirements of the CO and the North Carolina groundwater standards, and built upon the previous submissions to NC DEQ. The NC DEQ received comments on the CAP during a public comment period, and the Company is awaiting formal response to the CAP from NC DEQ. With respect to the CO, the Addendum was approved by the North Carolina Superior Court for Bladen County in October 2020 and establishes the procedure to implement specified remedial measures for reducing PFAS loadings from Fayetteville to the Cape Fear River, including construction of a barrier wall with a groundwater extraction system, which was completed in June 2023, followed by an engineers certification confirming that the barrier wall was constructed and documented to be in conformance with the approved design.

Based on the CO, the Addendum, the CAP, and management's plans, which are based on current regulations and technology, the Company has accrued $176 and $188 at December 31, 2025 and 2024, respectively, related to the estimated cost of on-site remediation, based on the range of potential outcomes on current potential remedial options, and the projected amounts to be paid over a period of approximately 20 years. The final costs of any selected remediation will depend primarily on permit compliance requirements, ongoing dialogue with NC DEQ and other stakeholders regarding the potential incremental remedies that are both economically and technologically feasible to achieve the CO and Addendum objectives, and estimated future cost and time period of OM&M. Further, the final cost of the on-site groundwater treatment system depends on water treatment requirements and estimated treatment reagent and media usage. As such, cost estimates could change as actual experience may differ from management's estimates. Changes in estimates are recorded in results of operations in the period that the events and circumstances giving rise to such changes occur.

The Company's estimated liability for the remediation activities that are probable and estimable is based on the CO, the Addendum, the CAP, and management's assessment of the current facts and circumstances, which is subject to various assumptions including the transport pathways (being pathways by which PFAS reaches the Cape Fear River) that will require remedial actions, the types of interim and permanent site surface water and on-site remedies and treatment systems selected and implemented, the estimated cost of such potential remedies and treatment systems, any related OM&M requirements, and other charges contemplated by the CO and the Addendum.

The Company accrued 20 years of OM&M for Fayetteville environmental remediation systems based on the CO and Addendum, which includes estimated higher power consumption, ongoing monitoring, pretreatment, filtering supplies (principally carbon) and regular maintenance of the system over a 20-year period of estimated operation starting in 2023.

The Chemours Company
Notes to the Consolidated Financial Statements
(Dollars in millions, except per share amounts and par values)

It is possible that issues relating to site discharges in various transport pathways, the selection of remediation alternatives to achieve PFAS loading reductions, or the operating effectiveness of the TO could result in further litigation and/or regulatory demands with regards to Fayetteville, including potential permit modifications or penalties under the CO and the Addendum. It is also possible that, as additional data is collected on the transport pathways and dialogue continues with NC DEQ and other stakeholders, the type or extent of remediation actions required to achieve the objectives committed to in the CO may change (increase or decrease) or remediation activities could be delayed. If such issues arise, or if the CO is further amended, an additional loss is reasonably possible, but not estimable at this time.

Litigation and Other matters related to Fayetteville

In February 2019, the Company received an NOV from EPA, alleging certain TSCA violations at Fayetteville. Matters raised in the NOV could have the potential to affect operations at Fayetteville. For this NOV, the Company responded to EPA in March 2019, asserting that the Company has not violated environmental laws. The Company continues to progress in discussion with EPA regarding PFAS-related allegations at its sites, including the February 2019 NOV, and management believes a loss is reasonably possible, but not estimable at this time.

Beginning in 2017, civil actions have been filed against EID and Chemours in North Carolina courts relating to discharges from Fayetteville. These actions include a consolidated action brought by four public water suppliers seeking damages and injunctive relief, a consolidated purported class action seeking medical monitoring, and property damage and/or other monetary and injunctive relief on behalf of the putative classes of property owners and residents in areas near or that draw drinking water from the Cape Fear River, and two actions encompassing approximately 2,600 private well owners seeking compensatory and punitive damages. Ruling on the Company's motions in April 2019, the court dismissed the medical monitoring, injunctive demand, and many other alleged causes of actions in these lawsuits. In October 2023, the court certified the property damages class action. In December 2024, EID and Chemours filed a motion to decertify the class on the grounds, among others, that the class representatives are inadequate and not representative. In September 2025 the Court denied the motion to decertify without prejudice. In January 2026, the Court scheduled a one-week trial in July 2026 that will cover three individual well owner cases. The Court also plans to have another one-week trial in the fourth quarter of 2026 covering three individual well owner cases. In March 2023, one of the public water suppliers brought a complaint in Delaware Chancery Court against EID, Chemours, Corteva and DuPont alleging voidable transfer and other claims arising from the Chemours separation and DowDuPont merger and subsequent restructurings, asset transfers and separations; the matter is now stayed.

In addition to natural resource damages matter filed by the State of North Carolina (as discussed within the "PFAS" section of this "Note 22 – Commitments and Contingent Liabilities"), in September 2020, three additional lawsuits were filed in North Carolina state court against Chemours and EID, as well as other defendants. One of the lawsuits is a putative class action on behalf of residents who are served by the Cape Fear Public Water utility, alleges negligence, nuisance, and other claims related to the release of perfluorinated compounds from Fayetteville, and seeks compensatory and punitive damages and medical monitoring. The other two lawsuits were filed on behalf of individuals residing near Fayetteville and allege negligence, nuisance, and other claims related to the release of perfluorinated compounds. The individuals seek compensatory property damages, punitive damages, and, in some cases, medical monitoring. All three lawsuits allege fraudulent transfer against EID and other EID entities, but not against Chemours. In October 2020, the cases were removed to federal court and then the two lawsuits filed on behalf of individuals were remanded back to state court.

In March 2022, a lawsuit was filed on behalf of an individual residing near the Fayetteville site against Chemours, EID and other defendants alleging negligence, nuisance and other claims related to the discharges from the Fayetteville site. The individual seeks compensatory property damages, punitive damages and medical monitoring. The lawsuit also alleges fraudulent transfer against EID and other EID entities, but not against Chemours.

Also, in March 2022, Cumberland County, North Carolina filed suit in state court against Chemours, EID and other defendants related to discharges from the Fayetteville site alleging negligence, nuisance, trespass and fraudulent transfer. The lawsuit seeks damages as well as injunctive and equitable relief. In April 2024, the plaintiff filed a voluntary dismissal of the fraudulent transfer counts. In January 2025, the court informed the parties that trial will be scheduled for September 29, 2025. In July 2025, the trial court took the trial off the schedule for unforeseen circumstances. In September 2025 the court granted partial summary judgment on liability for nuisance and trespass, leaving the issue of damages, if any, for trial. In December 2025, Defendants petitioned for appeal of this ruling, which was denied in February 2026. Trial is scheduled for August 2026.

The Chemours Company
Notes to the Consolidated Financial Statements
(Dollars in millions, except per share amounts and par values)

In December 2022, Aqua North Carolina, Inc. filed suit in North Carolina state court alleging EID, DuPont, DowDuPont, Inc and the Company are responsible for polyfluorinated chemical contamination of the Cape Fear River, groundwater and other water sources used by Aqua North Carolina across the state to serve its water customers. The complaint was later amended to add EIDP and Corteva and to drop DowDuPont and EID. The complaint alleges product liability, negligence, trespass, deceptive trade practices, unjust enrichment and fraudulent transfer. Plaintiff seeks equitable relief as well as compensatory and punitive damages. In February 2023, the matter was removed to federal court. In July 2024, the court dismissed the claims for products liability, deceptive trade practices and public nuisance.

As of December 31, 2025, lawsuits were filed in the Eastern District of North Carolina on behalf of 59 individuals residing near Fayetteville against Chemours, EID, Corteva and DuPont alleging personal injury, property damages and deceptive trade practices related to the discharges from Fayetteville. The individuals seek compensatory damages, equitable relief, attorney fees and punitive damages. In December 2023 and January 2024, amended complaints were filed in each case dropping fraudulent transfer claims. In September 2024, the court dismissed claims for deceptive trade practices, public nuisance, negligence per se and trespass to chattels.

It is possible that additional litigation may be filed against the Company and/or EID concerning the Fayetteville discharges. It is not possible at this point to predict the timing, course, or outcome of all governmental and regulatory inquiries and notices and litigation related to Fayetteville, and it is reasonably possible that these matters could have a material adverse effect on the Company's financial position, results of operations, and cash flows. In addition, local communities, organizations, and federal and state regulatory agencies have raised questions concerning HFPO Dimer Acid and other perfluorinated and polyfluorinated compounds at certain other manufacturing sites operated by the Company. It is possible that additional developments similar to those described above and centering on Fayetteville could arise in other locations.

Other Environmental and Environmental-Related Matters

On October 31, 2024, the Company received a request from the Dutch ILT agency to amend the Company's F-gas reporting for certain years to reflect hydrofluorocarbons ("HFCs") produced and consumed or destroyed at the Dordrecht Works facility. In November 2024, the Company made minor amendments to its F-gas reporting for the above years and consulted with the Dutch ILT agency and EU Commission to address the Dutch ILT's assertion that certain compounds are subject to the F-gas quota system. In February 2025, the Company received an intention for the ILT to collect a penalty of €1 million based on the consideration that HFC-23 imported or acquired on the market and added to the production process rather than directly sent for destruction is quota consuming. The Company reviewed the ILT intention and met with the agency in April 2025 to review the matter and Dordrecht Works' HFC-23 related operations. In May 2025, ILT noticed the collection of the penalty of €1 million (Euro), which was paid by the Company in June 2025. The Company has submitted an objection to the collection of the penalty. In June 2025, the European Commission sent a compliance letter related to the Dordrecht Works operations alleging infringement of Article 16(1) of the F-gas regulation by exceeding its annual quota between 2016 to 2019 and 2021 to 2024, asserting a total reduction of 1,114,016 tons of carbon dioxide equivalent. The Company responded to the compliance letter and on August 1, 2025 the European Commission sent a letter-decision imposing a 200% quota reduction penalty applicable in 2026. On October 9, 2025, the Company filed an application for annulment of such decision in the General Court of the European Union based upon the decision violating EU law and its principle of proportionality. The Company also filed for an interim action to suspend the August 1, 2025 decision and the court issued an order granting temporary relief whereby the quota reduction decision was suspended during the interim proceedings. In January 2026 the court issued an order dismissing the interim action and temporary suspension. The annulment matter is proceeding.

In June 2025 the European Commission also sent a compliance letter asserting that, based upon its 2024 reporting year submission, a quota exceedance occurred making it subject to a reduced quota allocation in the future and penalties.

In addition, in the ordinary course of business, the Company may make certain commitments, including representations, warranties, and indemnities relating to current and past operations, including environmental remediation and other potential costs related to divested assets and businesses, and issue guarantees of third-party obligations. The Company accrues for these matters when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated.

In connection with the sale of the Mining Solutions business, the Company provided a limited indemnification with respect to environmental liabilities that may arise from activities prior to the closing date. Such indemnification would not exceed approximately $78 and will expire on December 1, 2026. No liabilities have been recorded at December 31, 2025 and 2024, respectively, with respect to this indemnification.

In December 2024, the West Virginia Rivers Coalition filed a complaint under the Clean Water Act in West Virginia federal court alleging past and ongoing exceedances of certain effluent discharge limits, including those for PFOA and HFPO Dimer Acid, under the NPDES permit held by the Chemours Washington Works facility. The complaint alleges CWA violations since December 2019 and seeks civil penalties of less than $0.1 per day for each violation, as well as injunctive relief. The complaint lists 199 separate violations, including daily and monthly reporting. In February 2025, the West Virginia Rivers Coalition filed a motion for preliminary injunction, asking the court to impose injunctive relief while the litigation

The Chemours Company
Notes to the Consolidated Financial Statements
(Dollars in millions, except per share amounts and par values)

continues. The court held an evidentiary hearing on the motion for preliminary injunction from May 21-23, 2025 during which the court moved the trial date from March 2026 to September 16, 2025. In June 2025, the court granted a motion to intervene filed by Little Hocking Water Association ("LHWA"). On August 7, 2025, the Court issued a preliminary injunction that enjoined Chemours from discharging HFPO-DA in excess of effluent limits set by its NPDES Permit limits including by, but not limited to, production changes, process modifications, off-site treatment, or temporary cessation of operations. Chemours appealed the court's preliminary injunction order to the Fourth Circuit and oral argument is scheduled for March 2026. In the district court, Chemours filed a motion to stay the case pending a decision by the Fourth Circuit which was granted, and the underlying matter is now stayed. Management believes that a loss is reasonably possible but not estimable as there are significant factual and legal issues to be resolved.

Note 23. Equity

2022 Share Repurchase Program

On April 27, 2022, the Company's board of directors approved a share repurchase program authorizing the purchase of shares of Chemours' issued and outstanding common stock in an aggregate amount not to exceed $750, plus any associated fees or costs in connection with the Company's share repurchase activity (the "2022 Share Repurchase Program"). Under the 2022 Share Repurchase Program, shares of Chemours' common stock can be purchased in the open market from time to time, subject to management's discretion, as well as general business and market conditions. The Company's 2022 Share Repurchase Program became effective on April 27, 2022 and is scheduled to continue through the earlier of its expiration on December 31, 2025 or the completion of repurchases up to the approved amount. The program may be suspended or discontinued at any time. All common shares purchased under the 2022 Share Repurchase Program are expected to be held as treasury stock and accounted for using the cost method.

The following table sets forth the Company's share repurchase activity under the 2022 Share Repurchase Program for the years ended December 31, 2025, 2024 and 2023.

| | Year Ended December 31, | | |
	2025	2024	2023
Total number of shares purchased	—	—	2,108,408
Total paid for shares purchased	$ —	$ —	$ 69
Average price paid per share	$ —	$ —	$ 32.48

Through December 31, 2025, the Company purchased 10,342,722 shares of Chemours' issued and outstanding common stock under the 2022 Share Repurchase Program, which amounted to $309 at an average share price of $29.90 per share. The aggregate amount of Chemours' common stock that remained available for purchase under the 2022 Share Repurchase Program at December 31, 2025 was $441, though the Company does not anticipate additional repurchases under the 2022 Share Repurchase Program.

The Chemours Company
Notes to the Consolidated Financial Statements
(Dollars in millions, except per share amounts and par values)

Note 24. Stock-based Compensation

The Company's total stock-based compensation expense amounted to $21, $15, and $18 for the years ended December 31, 2025, 2024 and 2023, respectively. The total stock-based compensation expense for the year ended December 31, 2024 includes $3 for modifications of the vested stock options granted to the former President and Chief Executive Officer and former Chief Financial Officer, partially offset by a $1 reduction in stock-based compensation expense related to negative discretion applied to certain vested performance share units held by former members of senior management.

In 2017, Chemours' stockholders approved Chemours' Equity and Incentive Plan (the "Equity Plan"), which provides for grants to certain employees, independent contractors, or non-employee directors of the Company of different forms of awards, including stock options, restricted stock units ("RSUs"), performance stock units ("PSUs") and performance stock options ("PSOs"), with 19,000,000 shares reserved for issuance. The Equity Plan replaced the Company's prior plan adopted at Separation (the "Prior Plan"). As a result, no further grants will be made under the Prior Plan.

On April 28, 2021, Chemours' stockholders approved an amendment and restatement of the Equity Plan to increase the number of shares of the Company's common stock reserved for issuance by 3,050,000 shares.

Following the amendment and restatement of the Equity Plan, a total of 22,050,000 shares of the Company's common stock may be subject to awards granted under the Equity Plan, less one share for every one share that was subject to an option or stock appreciation right granted after December 31, 2016 under the Prior Plan, and one-and-a-half shares for every one share that was subject to an award other than an option or stock appreciation right granted after December 31, 2016 under the Prior Plan. Any shares that are subject to options or stock appreciation rights will be counted against this limit as one share for every one share granted, and any shares that are subject to awards other than options or stock appreciation rights will be counted against this limit as one-and-a-half shares for every one share granted. Awards that were outstanding under the Prior Plan remain outstanding under the Prior Plan in accordance with their terms. The underlying share awards granted under the Prior Plan after December 31, 2016 that are forfeited, cancelled, or that otherwise do not result in the issuance of shares, will be available for issuance under the Equity Plan. At December 31, 2025, approximately 6,114,000 shares of the Equity Plan reserve are available for grants.

The Chemours Compensation and Leadership Development Committee determines the long-term incentive mix, including stock options, RSUs, PSUs and PSOs, and may authorize new grants annually.

Stock Options

During the years ended December 31, 2025, 2024 and 2023, Chemours granted non-qualified stock options to certain of its employees, which will vest over a three-year period and expire 10 years from the date of grant. The fair values of the Company's stock options are based on the Black-Scholes valuation model.

The following table sets forth the weighted-average assumptions used at the respective grant dates to determine the fair values of the Company's stock option awards granted during the years ended December 31, 2025, 2024 and 2023.

	Year Ended December 31,		
	2025	2024	2023
Risk-free interest rate	3.98%	4.45%	4.18%
Expected term (years)	6.00	6.00	6.00
Volatility	56.58%	49.02%	55.63%
Dividend yield	7.22%	3.64%	2.87%
Fair value per stock option	$ 4.17	$ 10.28	$ 15.36

The Company determined the dividend yield by dividing the expected annual dividend on the Company's stock by the option exercise price. A historical daily measurement of volatility is determined based on the blended volatilities of Chemours and the average of its peer companies, adjusted for Chemours' debt leverage. The risk-free interest rate is determined by reference to the yield on an outstanding U.S. Treasury note with a term equal to the expected term of the option granted. The expected term is determined using a simplified approach, calculated as the mid-point between the graded vesting period and the contractual life of the award.

The Chemours Company
Notes to the Consolidated Financial Statements
(Dollars in millions, except per share amounts and par values)

The following table sets forth Chemours' stock option activity for the years ended December 31, 2025, 2024 and 2023.

	Number of Shares (in Thousands)	Weighted-average Exercise Price (per Share)	Weighted-average Remaining Contractual Term (in Years)	Aggregate Intrinsic Value (in Thousands)
Outstanding, December 31, 2022	4,668	$ 23.61	7.08	$ 42,668
Granted	560	34.82		
Exercised	(1,153)	16.84		
Forfeited	(296)	29.04		
Expired	(169)	39.02		
Outstanding, December 31, 2023	3,610	$ 26.35	6.51	$ 27,760
Granted	705	27.50		
Exercised	(453)	18.23		
Forfeited	(290)	30.01		
Expired	(267)	40.04		
Outstanding, December 31, 2024	3,305	$ 26.28	6.22	$ 3,294
Granted	1,954	13.86		
Exercised	(22)	15.90		
Forfeited	(347)	17.84		
Expired	(358)	28.97		
Outstanding, December 31, 2025	4,532	$ 21.41	6.70	$ 1,061
Exercisable, December 31, 2025	2,377	$ 25.40	4.66	$ 1,061

The aggregate intrinsic values in the preceding table represent the total pre-tax intrinsic value (the difference between the Company's closing stock price on the last trading day at the end of the year and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their in-the-money options at year-end. The amount changes based on the fair market value of the Company's stock. The total intrinsic value of all options exercised for the years ended December 31, 2025, 2024 and 2023 amounted to $0, $1, and $17, respectively.

For the years ended December 31, 2025, 2024 and 2023, the Company recorded $7, $8, and $8 in stock-based compensation expense specific to its stock options, respectively. At December 31, 2025, there was $5 of unrecognized stock-based compensation expense related to stock options, which is expected to be recognized over a weighted-average period of 1.88 years.

Restricted Stock Units

Chemours grants RSUs to key management employees that generally vest over a three-year period and, upon vesting, convert one-for-one to Chemours' common stock. The fair value of all stock-settled RSUs is based on the market price of the underlying common stock at the grant date. RSUs vest contingent upon a time-based vesting condition and do not have explicit performance conditions.

The Chemours Company
Notes to the Consolidated Financial Statements
(Dollars in millions, except per share amounts and par values)

The following table sets forth non-vested RSUs at December 31, 2025, 2024 and 2023.

	Number of Shares (in Thousands)	Weighted-average Grant Date Fair Value (per Share)
Non-vested, December 31, 2022	997	$ 25.10
Granted	497	33.22
Vested	(391)	20.71
Forfeited	(236)	18.84
Non-vested, December 31, 2023	867	$ 30.86
Granted	430	25.02
Vested	(343)	28.65
Forfeited	(152)	32.50
Non-vested, December 31, 2024	802	$ 28.36
Granted	821	13.35
Vested	(273)	29.58
Forfeited	(271)	19.39
Non-vested, December 31, 2025	1,079	$ 18.89

For the years ended December 31, 2025, 2024 and 2023, the Company recorded $11, $9, and $9 in stock-based compensation expense specific to its RSUs, respectively. At December 31, 2025, there was $8 of unrecognized stock-based compensation expense related to RSUs, which is expected to be recognized over a weighted-average period of 0.83 years.

Performance Share Units

Chemours grants PSUs to key senior management employees which, upon vesting, convert one-for-one to Chemours' common stock if specified performance goals, including certain market-based conditions, are met over the three-year performance period specified in the grant, subject to exceptions through the respective vesting period of three years. Each grantee is granted a target award of PSUs, and may earn between 0% and 200% of the target amount depending on the Company's performance against stated performance goals.

The following table sets forth non-vested PSUs at 100% of target amounts at December 31, 2025, 2024 and 2023.

	Number of Shares (in Thousands)	Weighted-average Grant Date Fair Value (per Share)
Non-vested, December 31, 2022	858	$ 22.48
Granted	103	40.64
Vested	(410)	17.14
Forfeited	(158)	30.63
Non-vested, December 31, 2023	393	$ 31.41
Granted	73	32.77
Vested	(103)	26.68
Forfeited	(272)	32.84
Non-vested, December 31, 2024	91	$ 33.57
Granted	224	15.04
Vested	(3)	30.10
Forfeited	(50)	25.36
Non-vested, December 31, 2025	262	$ 20.07

The Chemours Company
Notes to the Consolidated Financial Statements
(Dollars in millions, except per share amounts and par values)

A portion of the fair value of PSUs was estimated at the grant date based on the probability of satisfying the market-based conditions associated with the PSUs using the Monte Carlo valuation method, which assesses probabilities of various outcomes of market conditions. The other portion of the fair value of the PSUs is based on the fair market value of the Company's stock at the grant date, regardless of whether the market-based conditions are satisfied. The per unit weighted-average fair value at the date of grant for PSUs granted during the year ended December 31, 2025 was $15.04. The fair value of each PSU grant is amortized monthly into compensation expense based on its respective vesting conditions over a three-year period. Compensation cost is incurred based on the Company's estimate of the final expected value of the award, which is adjusted as required for the portion based on the performance-based condition. The Company assumes that forfeitures will be minimal and recognizes forfeitures as they occur, which results in a reduction in compensation expense. As the payout of PSUs includes dividend equivalents, no separate dividend yield assumption is required in calculating the fair value of the PSUs.

For the years ended December 31, 2025, 2024 and 2023, the Company recorded stock-based compensation expense of less than $1, $3 and less than $1 specific to its PSUs, respectively. At December 31, 2025, based on the Company's assessment of its performance goals, approximately 656,000 additional shares may be awarded under the Equity Plan.

Performance Stock Options

During the years ended December 31, 2025 and 2024, Chemours granted PSOs to certain of its key senior management employees. These awards have a strike price that is 10% above the closing stock value on the grant date and become exercisable when vested and this market condition is satisfied. These awards will vest over a three-year period and expire 10 years from the date of grant. The fair value of the Company's PSOs was estimated using a Monte Carlo valuation method.

The following table sets forth the assumptions used at the grant date to determine the fair value of the Company's performance stock option awards granted during the years ended December 31, 2025, 2024 and 2023.

	Year Ended December 31,		
	2025	2024	2023
Risk-free interest rate	4.12%	4.43%	4.13%
Expected term (years)	6.07	6.09	7.00
Volatility	55.32%	48.91%	56.32%
Dividend yield	7.22%	3.64%	2.87%
Fair value per performance stock option (1)	$ 3.90	$ 10.05	$ 14.97

(1)   Represents the weighted-average fair value at each point of projected exercise under the Monte Carlo valuation method.

The Company determined the dividend yield by dividing the expected annual dividend on the Company's stock by the option exercise price. A historical daily measurement of volatility is determined based on the blended volatilities of Chemours and the average of its peer companies, adjusted for Chemours' debt leverage. The risk-free interest rate is determined by reference to the yield on an outstanding U.S. Treasury note with a term equal to the expected term of the option granted. The expected term is determined using a simplified approach, calculated as the mid-point between the graded vesting period and the contractual life of the award.

The Chemours Company
Notes to the Consolidated Financial Statements
(Dollars in millions, except per share amounts and par values)

	Number of Shares (in Thousands)	Weighted-average Exercise Price (per Share)	Weighted-average Remaining Contractual Term (in Years)	Aggregate Intrinsic Value (in Thousands)
Outstanding, December 31, 2022	—	$ —	—	$ —
Granted	239	38.32		
Exercised	—	—		
Forfeited	(64)	38.32		
Expired	—	—		
Outstanding, December 31, 2023	175	$ 38.32	9.17	$ —
Granted	204	30.25		
Exercised	—	—		
Forfeited	(97)	37.27		
Expired	—	—		
Outstanding, December 31, 2024	282	$ 32.85	8.97	$ —
Granted	763	15.25		
Exercised	—	—		
Forfeited	(147)	19,98		
Expired	(12)	36.47		
Outstanding, December 31, 2025	886	$ 19.78	8.86	$ —
Exercisable, December 31, 2025	113	$ 34.74	7.70	$ —

The aggregate intrinsic values in the preceding table represent the total pre-tax intrinsic value (the difference between the Company's closing stock price on the last trading day at the end of the year and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their in-the-money options at year-end. The amount changes based on the fair market value of the Company's stock.

For the years ended December 31, 2025, 2024 and 2023, the Company recorded $3, $1, and $1 in stock-based compensation expense specific to its PSOs, respectively. At December 31, 2025, there was $1 of unrecognized stock-based compensation expense related to PSOs, which is expected to be recognized over a weighted-average period of 1.95 years.

Employee Stock Purchase Plan

Since 2017, the Company has provided employees the opportunity to participate in Chemours' Employee Stock Purchase Plan ("ESPP"). Under the ESPP, a total of 7,000,000 shares of Chemours' common stock is reserved and authorized for issuance to participating employees, as defined by the ESPP, which excludes executive officers of the Company. The ESPP provides for consecutive 12-month offering periods, each with two purchase periods in March and September within those offering periods. Participating employees are eligible to purchase the Company's common stock at a discounted rate equal to 95% of its fair value on the last trading day of each purchase period. To date, the Company has executed open market transactions to purchase the Company's common stock on behalf of its ESPP participants, which amounted to 398,000 shares. The total amount of Chemours' common stock received by employees in connection with the ESPP amounted to $10 at December 31, 2025.

The Chemours Company
Notes to the Consolidated Financial Statements
(Dollars in millions, except per share amounts and par values)

Note 25. Accumulated Other Comprehensive Loss

The following table sets forth the changes and after-tax balances of the Company's accumulated other comprehensive loss for the years ended December 31, 2025, 2024 and 2023.

	Net Investment Hedge	Cash Flow Hedge	Cumulative Translation Adjustment	Defined Benefit Plans	Total
Balance at January 1, 2023	$ 19	$ 6	$ (268)	$ (100)	$ (343)
Other comprehensive income (loss)	(19)	(14)	94	8	69
Balance at December 31, 2023	—	(8)	(174)	(92)	(274)
Other comprehensive income (loss)	39	12	(180)	36	(93)
Balance at December 31, 2024	39	4	(354)	(56)	(367)
Other comprehensive income (loss)	(90)	(12)	210	15	123
Balance at December 31, 2025	$ (51)	$ (8)	$ (144)	$ (41)	$ (244)

Note 26. Financial Instruments

Objectives and Strategies for Holding Financial Instruments

In the ordinary course of business, Chemours enters into contractual arrangements to reduce its exposure to foreign currency risks. The Company has established a financial risk management program, which includes distinct risk management instruments: (i) foreign currency forward contracts, which are used to minimize the volatility in the Company's earnings related to foreign exchange gains and losses resulting from remeasuring its monetary assets and liabilities that are denominated in non-functional currencies; (ii) foreign currency forward contracts, which are used to mitigate the risks associated with fluctuations in the euro against the U.S. dollar for forecasted U.S. dollar-denominated inventory purchases in certain of the Company's international subsidiaries that use the euro as their functional currency; (iii) interest rate swaps, which are used to mitigate the volatility in the Company's cash payments for interest due to fluctuations in variable interest rates, as is applicable to the portion of the Company's senior secured term loan facility denominated in U.S. dollars; and, (iv) euro-denominated debt and cross-currency swaps, both of which are used to reduce the volatility in stockholders' equity caused by changes in foreign currency exchange rates of the euro with respect to the U.S. dollar for certain of its international subsidiaries that use the euro as their functional currency. The Company's financial risk management program reflects varying levels of exposure coverage and time horizons based on an assessment of risk. The program operates within Chemours' financial risk management policies and guidelines, and the Company does not enter into derivative financial instruments for trading or speculative purposes.

Net Monetary Assets and Liabilities Hedge – Foreign Currency Forward Contracts

At December 31, 2025, the Company had 9 foreign currency forward contracts outstanding with an aggregate gross notional U.S. dollar equivalent of $170 and an average maturity of one month. At December 31, 2024, the Company had 11 foreign currency forward contracts outstanding with an aggregate gross notional U.S. dollar equivalent of $196, and an average maturity of one month. Chemours recognized a net loss of less than $1, a net gain of $5, and a net loss of $7 for the years ended December 31, 2025, 2024 and 2023, respectively, in other income, net.

Cash Flow Hedge – Foreign Currency Forward Contracts

At December 31, 2025, the Company had 170 foreign currency forward contracts outstanding under its cash flow hedge program with an aggregate notional U.S. dollar equivalent of $214, and an average maturity of four months. At December 31, 2024, the Company had 173 foreign currency forward contracts outstanding under its cash flow hedge program with an aggregate notional U.S. dollar equivalent of $178, and an average maturity of four months. Chemours recognized a pre-tax loss of $17, a pre-tax gain of $7, and a pre-tax loss of $2 for the years ended December 31, 2025, 2024, and 2023, respectively, within accumulated other comprehensive loss. For the years ended December 31, 2025, 2024, and 2023, $1 of loss, $1, and $5 of gain was reclassified to the cost of goods sold from accumulated other comprehensive loss, respectively.

The Company expects to reclassify approximately $7 of net pre-tax loss, based on current foreign currency exchange rates, from accumulated other comprehensive loss to the cost of goods sold over the next 12 months.

The Chemours Company
Notes to the Consolidated Financial Statements
(Dollars in millions, except per share amounts and par values)

Cash Flow Hedge – Interest Rate Swaps

In October 2023, the Company entered into interest rate swaps, the objective of which is to mitigate the volatility in the Company's cash payments for interest related to the portion of its senior secured term loan facility denominated in U.S. dollars, which bears a variable interest rate equal to, at the election of the Company, adjusted Term SOFR plus 3.50% or adjusted SOFR floor of 0.50%, or an adjusted base rate plus 2.50%, subject to a base rate floor of 0.0%. At December 31, 2025 and 2024, the Company had two interest rate swaps outstanding under its cash flow hedge program with an aggregate notional U.S. dollar equivalent of $300; each of the interest rate swaps mature on October 31, 2026.

In September 2022, the Company terminated all of its outstanding interest rate swaps, which resulted in a cash settlement of $8. These interest rate swaps were related to the portion of the then senior secured term loan facility denominated in U.S. dollars, which bears a variable interest rate equal to, at the election of the Company, adjusted LIBOR plus 1.75% or adjusted base rate plus 0.75%, subject to an adjusted LIBOR or an adjusted base rate floor of 0.00% or 1.00%, respectively.

Chemours recognized a pre-tax loss of less than $1, a pre-tax gain of $9, and a pre-tax loss of $6 for the years ended December 31, 2025, 2024, and 2023 within accumulated other comprehensive loss, respectively. For the years ended December 31, 2025, 2024 and 2023, $1 of loss, $1, and $4 of gain was reclassified to interest expense, net from accumulated other comprehensive loss, respectively.

The Company expects to reclassify approximately $3 of net pre-tax loss from accumulated other comprehensive loss to interest expense, net over the next 12 months, based on the current market rate.

Net Investment Hedge – Foreign Currency Borrowings

The Company recognized a pre-tax loss of $56, a pre-tax gain of $47, and a pre-tax loss of $27 for the years ended December 31, 2025, 2024, and 2023, respectively, on its net investment hedge within accumulated other comprehensive loss. No amounts were reclassified from accumulated other comprehensive loss for the Company's net investment hedges during the years ended December 31, 2025, 2024 and 2023.

Net Investment Hedge – Cross-Currency Swaps

Concurrently with the offering of the senior unsecured notes due January 2033 (as described further in "Note 20 – Debt), the Company entered into a cross-currency swap to effectively convert $600 of the senior unsecured notes due January 2033 into a euro-denominated borrowing of €567 at prevailing euro interest rates, maturing on January 15, 2030. The foreign currency swap qualifies and has been designated as a net investment hedge of the Company's foreign currency exchange rate exposure of the net investments of certain of its euro-denominated subsidiaries. The Company recognized pre-tax loss of $64 for the year ended December 31, 2025 on its cross-currency swap within accumulated other comprehensive loss. No amount was reclassified from accumulated other comprehensive loss for the Company's cross-currency swap for the year ended December 31, 2025.

The Chemours Company
Notes to the Consolidated Financial Statements
(Dollars in millions, except per share amounts and par values)

Fair Value of Derivative Instruments

The following table sets forth the fair value of the Company's derivative assets and liabilities at December 31, 2025 and 2024.

	Balance Sheet Location	Fair Value Using Level 2 Inputs	
		December 31, 2025	December 31, 2024
Asset derivatives:			
Foreign currency forward contracts not designated as a hedging instrument	Accounts and notes receivable, net (Note 11)	$ —	$ 1
Foreign currency forward contracts designated as a cash flow hedge	Accounts and notes receivable, net (Note 11)	—	7
Cross-currency swap designated as a net investment hedge	Accounts and notes receivable, net (Note 11)	—	5
Total asset derivatives		$ —	$ 13
Liability derivatives:			
Foreign currency forward contracts not designated as a hedging instrument	Other accrued liabilities (Note 19)	$ —	$ 1
Foreign currency forward contracts designated as a cash flow hedge	Other accrued liabilities (Note 19)	3	—
Interest rate swaps designated as a cash flow hedge	Other accrued liabilities (Note 19)	3	3
Cross-currency swap designated as a net investment hedge	Other accrued liabilities (Note 19)	59	—
Total liability derivatives		$ 65	$ 4

The Company's foreign currency forward contracts and interest rate swaps are classified as Level 2 financial instruments within the fair value hierarchy as the valuation inputs are based on quoted prices and market observable data of similar instruments. For derivative assets and liabilities, standard industry models are used to calculate the fair value of the various financial instruments based on significant observable market inputs, such as foreign exchange rates and implied volatilities obtained from various market sources. Market inputs are obtained from well-established and recognized vendors of market data, and are subjected to tolerance and/or quality checks.

The Chemours Company
Notes to the Consolidated Financial Statements
(Dollars in millions, except per share amounts and par values)

Summary of Financial Instruments

The following table sets forth the pre-tax changes in fair value of the Company's financial instruments for the years ended December 31, 2025, 2024 and 2023.

| | Gain (Loss) Recognized In | | | |
Year Ended December 31,	Cost of Goods Sold	Interest Expense, Net	Other Income, Net	Accumulated Other Comprehensive Loss
2025				
Foreign currency forward contracts not designated as a hedging instrument	$ —	$ —	$ —	$ —
Foreign currency forward contracts designated as a cash flow hedge	(1)	—	—	(17)
Interest rate swaps designated as a cash flow hedge	—	(1)	—	—
Euro-denominated debt designated as a net investment hedge	—	—	—	(56)
Cross-currency swap designated as a net investment hedge	—	—	—	(64)
2024				
Foreign currency forward contracts not designated as a hedging instrument	$ —	$ —	$ 5	$ —
Foreign currency forward contracts designated as a cash flow hedge	1	—	—	7
Interest rate swaps designated as a cash flow hedge	—	1	—	9
Euro-denominated debt designated as a net investment hedge	—	—	—	47
Cross-currency swap designated as a net investment hedge	—	—	—	5
2023				
Foreign currency forward contracts not designated as a hedging instrument	$ —	$ —	$ (7)	$ —
Foreign currency forward contracts designated as a cash flow hedge	5	—	—	(2)
Interest rate swaps designated as a cash flow hedge	—	4	—	(6)
Euro-denominated debt designated as a net investment hedge	—	—	—	(27)

Note 27. Long-term Employee Benefits

Plans Covering Employees in the U.S.

Chemours established a defined contribution plan, which covered all eligible U.S. employees. The purpose of the plan is to encourage employees to save for their future retirement needs. The plan is a tax-qualified contributory profit-sharing plan, with cash or deferred arrangement, and any eligible employee of Chemours may participate. Chemours matches 100% of the first 6% of the employee's contribution election, and the plan's matching contributions vest immediately upon contribution. In 2021, the Company enhanced its previous discretionary retirement savings contribution to provide eligible employees with a guaranteed annual contribution ranging from 1% to 3% for the first $0.1 of base salary based on age and years of service.

The Chemours Company
Notes to the Consolidated Financial Statements
(Dollars in millions, except per share amounts and par values)

Plans Covering Employees Outside the U.S.

Pension coverage for employees of Chemours' non-U.S. subsidiaries is provided, to the extent deemed appropriate, through separate plans established after the Separation and comparable to the EID plans in those countries. Obligations under such plans are either funded by depositing funds with trustees, covered by insurance contracts, or unfunded.

The following table sets forth the Company's net periodic pension income and amounts recognized in other comprehensive income (loss) for the years ended December 31, 2025, 2024 and 2023.

		Year Ended December 31,				
	2025		**2024**		**2023**	
Service cost	$	(8)	$	(9)	$	(9)
Interest cost		(13)		(14)		(15)
Expected return on plan assets		23		22		20
Amortization of actuarial loss		(3)		(8)		(9)
Amortization of prior service gain		1		2		3
Curtailment/settlement gain		2		1		1
Total net periodic pension income (cost)	$	2	$	(6)	$	(9)
Net gain (loss)	$	30	$	35	$	(4)
Prior service benefit		—		1		—
Amortization of actuarial loss		3		8		9
Amortization of prior service gain		(1)		(2)		(3)
Recognition of curtailment/settlement gain		(2)		(1)		(1)
Curtailment gain		—		2		11
Effect of foreign exchange rates		(8)		4		(3)
Benefit recognized in other comprehensive income		22		47		9
Total changes in plan assets and benefit obligations recognized in other comprehensive income	$	24	$	41	$	—

During the third quarter of 2023, the Company announced the closure of its manufacturing site in Kuan Yin, Taiwan, which resulted in employment termination of substantially all of the employees based in Kuan Yin, beginning in the fourth quarter of 2023. The employee terminations related to the shutdown met the definition of a plan curtailment event by eliminating the additional accrual of defined benefits for impacted employees. As a result of the curtailment, the Company remeasured its Taiwan projected pension obligation and recorded a $1 mark-to-market loss on remeasurement of the pension liability as a result of a decrease in discount rates since December 31, 2022, and recorded a reduction in the projected benefit obligation of $11 which was recognized in accumulated other comprehensive income. The $11 curtailment gain, together with the existing $9 of plan net losses in accumulated other comprehensive income, was amortized to the consolidated statements of operations as the impacted employees were terminated from the plan. The Company amortized Nil, $1 and $1 of net curtailment gain to net periodic pension cost for the year ended December 31, 2025, 2024 and 2023, respectively.

During the third quarter of 2025, the Company additionally closed its Bank of Taiwan pension plan in Taiwan, resulting in a payout of $4 in benefits to the remaining employees terminated as a result of the closure or by way of settlement. The benefit payments exceeded the combined service cost and interest cost and triggered settlement accounting. As a result of the settlement, the Company remeasured its projected pension obligation and recorded a $1 mark-to-market gain on remeasurement on the pension liability and a $1 gain due to actual receipts in excess of those projected at the beginning of the year, both of which were recognized in accumulated other comprehensive income. The entire $2 gain recognized in accumulated other comprehensive income was realized to the consolidated statements of operations in net periodic pension cost as the entire settlements and payouts occurred in 2025.

The Chemours Company
Notes to the Consolidated Financial Statements
(Dollars in millions, except per share amounts and par values)

The following table sets forth the pre-tax amounts recognized in accumulated other comprehensive loss at years ended December 31, 2025, 2024 and 2023.

| | Year Ended December 31, | | |
	2025	2024	2023
Net loss	$ 50	$ 73	$ 123
Prior service credit	(4)	(5)	(7)
Total amount recognized in accumulated other comprehensive loss	$ 46	$ 68	$ 116

The following table sets forth summarized information on the Company's pension plans at December 31, 2025 and 2024.

| | December 31, | |
	2025	2024
Change in benefit obligation:		
Benefit obligation at beginning of year	$ 388	$ 437
Service cost	8	9
Interest cost	13	14
Plan participants' contributions	2	2
Actuarial loss (gain)	(42)	(9)
Benefits paid	(8)	(7)
Plan amendments	—	—
Curtailment	—	(2)
Settlements and transfers	(7)	(28)
Currency translation	50	(28)
Benefit obligation at end of year	404	388
Change in plan assets:		
Fair value of plan assets at beginning of year	462	464
Actual return on plan assets	11	47
Employer contributions	2	12
Plan participants' contributions	2	2
Benefits paid	(8)	(7)
Settlements and transfers	(7)	(28)
Currency translation	60	(28)
Fair value of plan assets at end of year	522	462
Total funded status at end of year	$ 118	$ 74

The following table sets forth the net amounts recognized in the Company's consolidated balance sheets at December 31, 2025 and 2024.

| | December 31, | |
	2025	2024
Non-current assets	$ 141	$ 97
Current liabilities	(1)	(1)
Non-current liabilities	(22)	(22)
Total net amount recognized	$ 118	$ 74

The accumulated benefit obligation for all pension plans was $378 and $356 as of December 31, 2025 and 2024, respectively.
For the year ended December 31, 2025, the liability component of the Company's global pension plans generated a net actuarial gain of $42, primarily driven by $44 of gains as a result of lower inflation assumptions and increases in discount rates in most countries. Those gains were partially offset by $2 of experience losses.

The Company's pension plan assets, in aggregate, generated a loss in accumulated other comprehensive income of $12 as actual returns from equity and bond performance were lower than those projected at the beginning of the year and used to record pension expense.

The Chemours Company
Notes to the Consolidated Financial Statements
(Dollars in millions, except per share amounts and par values)

The following tables set forth information related to the Company's pension plans with projected and accumulated benefit obligations in excess of the fair value of plan assets at December 31, 2025 and 2024.

	December 31,	
Pension plans with projected benefit obligation in excess of plan assets	**2025**	**2024**
Projected benefit obligation	$ 87	$ 75
Accumulated benefit obligation	79	69
Fair value of plan assets	64	52

	December 31,	
Pension plans with accumulated benefit obligation in excess of plan assets	**2025**	**2024**
Projected benefit obligation	$ 87	$ 75
Accumulated benefit obligation	79	69
Fair value of plan assets	64	52

Assumptions

The Company generally utilizes discount rates that are developed by matching the expected cash flows of each benefit plan to various yield curves constructed from a portfolio of high-quality, fixed income instruments provided by the plans' actuaries as of the measurement date. The expected rate of return on plan assets reflects economic assumptions applicable to each country.

The following tables set forth the assumptions that have been used to determine the Company's benefit obligations and net benefit cost at December 31, 2025 and 2024.

	December 31,	
Weighted-average assumptions used to determine benefit obligations	**2025**	**2024**
Discount rate	4.0%	3.3%
Rate of compensation increase (1)	3.1%	3.2%
Interest crediting rate (2)	2.0%	1.8%

(1) The rate of compensation increase represents the single annual effective salary increase that an average plan participant would receive during the participant's entire career at Chemours.

(2) The interest crediting rate, which is applicable only for account balance type plans, represents the single effective annual account balance increase that an average participant would receive during the participant's entire career at Chemours.

	December 31,	
Weighted-average assumptions used to determine net benefit cost	**2025**	**2024**
Discount rate	3.3%	3.3%
Rate of compensation increase (1)	3.1%	3.4%
Expected return on plan assets	4.7%	4.9%

(1) The rate of compensation increase represents the single annual effective salary increase that an average plan participant would receive during the participant's entire career at Chemours.

Plan Assets

Each pension plan's assets are invested through either an insurance vehicle, a master trust fund, or a stand-alone pension fund. The strategic asset allocation for each plan is selected by management, together with the pension board, where appropriate, reflecting the results of comprehensive asset and liability modeling. For assets under its control, Chemours establishes strategic asset allocation percentage targets and appropriate benchmarks for significant asset classes with the aim of achieving a prudent balance between return and risk. Strategic asset allocations in countries are selected in accordance with the laws and practices of those countries.

The following table sets forth the weighted-average allocation for the Company's pension plan assets at December 31, 2025 and 2024.

The Chemours Company
Notes to the Consolidated Financial Statements
(Dollars in millions, except per share amounts and par values)

	December 31,	
	2025	**2024**
Cash and cash equivalents	—%	2%
U.S. and non-U.S. equity securities	43%	38%
Fixed income securities	57%	60%
Total weighted-average allocation	100%	100%

Fixed income securities include corporate-issued, government-issued, and asset-backed securities. Corporate debt investments encompass a range of credit risk and industry diversification.

Fair value calculations may not be indicative of net realizable value or reflective of future fair values. Furthermore, although Chemours believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth the fair values of the Company's pension assets by level within the fair value hierarchy at December 31, 2025 and 2024.

	Fair Value Measurements at December 31, 2025		
	Total	**Level 1**	**Level 2**
Asset category:			
Debt - government issued	$ 82	$ 6	$ 76
Debt - corporate issued	115	4	111
U.S. and non-U.S. equities	224	20	204
Derivatives - asset position	44	—	44
Cash and cash equivalents	1	1	—
Other	3	—	3
Total pension assets at fair value	469	$ 31	$ 438
Pooled mortgage and real estate funds (1)	53		
Total pension assets	$ 522		

(1) Pooled mortgage funds consist of funds that invest in residential mortgages. These funds generally allow for monthly redemption with 30 days' notice. Timing for redemption could be delayed based on the priority of the Company's request and the availability of funds. Interests in these funds are valued using the net asset value ("NAV") per share practical expedient and are not classified in the fair value hierarchy. Pooled real estate funds consist of funds that invest in real estate. These funds generally allow for redemption upon twelve months' notice. Interests in these funds are valued using the net asset value ("NAV") per share practical expedient and are not classified in the fair value hierarchy.

	Fair Value Measurements at December 31, 2024		
	Total	**Level 1**	**Level 2**
Asset category:			
Debt - government issued	$ 69	$ 5	$ 64
Debt - corporate issued	116	4	112
U.S. and non-U.S. equities	175	18	157
Derivatives - asset position	60	—	60
Cash and cash equivalents	9	9	—
Other	2	—	2
Total pension assets at fair value	431	$ 36	$ 395
Pooled mortgage funds (1)	31		
Total pension assets	$ 462		

(1) Pooled mortgage funds consist of funds that invest in residential mortgages. These funds generally allow for monthly redemption with 30 days' notice. Timing for redemption could be delayed based on the priority of the Company's request and the availability of funds. Interests in these funds are valued using the NAV per share practical expedient and are not classified in the fair value hierarchy.

For pension plan assets classified as Level 1 instruments within the fair value hierarchy, total fair value is either the price of the most recent trade at the time of the market close or the official close price, as defined by the exchange on which the asset is most actively traded on the last trading day of the period, multiplied by the number of units held without consideration of transaction costs.

The Chemours Company
Notes to the Consolidated Financial Statements
(Dollars in millions, except per share amounts and par values)

For pension plan assets classified as Level 2 instruments within the fair value hierarchy, where the security is frequently traded in less active markets, fair value is based on the closing price at the end of the period; where the security is less frequently traded, fair value is based on the price a dealer would pay for the security or similar securities, adjusted for any terms specific to that asset or liability. Market inputs are obtained from well-established, recognized vendors of market data and subjected to tolerance and/or quality checks. For derivative assets and liabilities, standard industry models are used to calculate the fair value of the various financial instruments based on significant observable market inputs, such as foreign exchange rates, commodity prices, swap rates, interest rates, and implied volatilities obtained from various market sources. With the exception of pooled mortgage funds and pooled real estate funds, pooled funds are valued at the per-unit NAV as determined by the fund manager based on the value of the underlying traded securities.

Cash Flows – Defined Benefit Plans

Employer Contributions

For the years ended December 31, 2025, 2024 and 2023, Chemours contributed $2, $12, and $10, respectively, to its defined benefit plans. Contributions for the year ended December 31, 2025, were net of a refund of $5 from the Bank of Taiwan related to the settlement of a pension plan in Taiwan, and a receipt of $6 of qualifying funding ratio premium discounts for the Dutch plan.

Chemours expects to contribute $4 to its pension plans in 2026. The Company's future contributions to its defined benefit pension plans are dependent on market-based discount rates.

Future Benefit Payments

The following table sets forth the benefit payments that are expected to be paid by the plans over the next five years and the five years thereafter.

2026	$ 11
2027	13
2028	15
2029	18
2030	18
2031 to 2035	113

Cash Flows – Defined Contribution Plan

Employer Contributions

For the years ended December 31, 2025, 2024 and 2023, Chemours contributed $30, $29, and $30, respectively, to its defined contribution plan.

Note 28. Supplemental Cash Flow Information

The following table provides a reconciliation of cash and cash equivalents, as reported on the Company's consolidated balance sheets, to cash, cash equivalents, restricted cash and restricted cash equivalents, as reported on the Company's consolidated statements of cash flows.

	December 31,		
	2025	**2024**	**2023**
Cash and cash equivalents	$ 670	$ 713	$ 1,203
Restricted cash and restricted cash equivalents (1)	54	50	604
Cash, cash equivalents, restricted cash and restricted cash equivalents	$ 724	$ 763	$ 1,807

(1) At December 31, 2025, the restricted cash and restricted cash equivalent balance includes $54 of cash and cash equivalents deposited in an escrow account as per the terms of the MOU, which is classified as a noncurrent asset. At December 31, 2025 and 2024, the restricted cash and restricted cash equivalent balance primarily includes $50 of cash and cash equivalents deposited in an escrow account as per the terms of the MOU, which is classified as a noncurrent asset. At December 31, 2023, the restricted cash and restricted cash equivalents balance includes cash and cash equivalents deposited in the Water District Settlement Fund related to the U.S. Public Water System Class Action Suit Settlement, which was classified as a current asset. See "Note 22 – Commitments and Contingent Liabilities" for further details.

The Chemours Company
Notes to the Consolidated Financial Statements
(Dollars in millions, except per share amounts and par values)

Note 29. Geographic and Segment Information

As described further in "Note 2 – Basis of Presentation", certain prior period amounts reflected in the tables below have been revised to correct for immaterial errors pertaining to income statement presentation of byproduct revenue sales.

Geographic Information

The following table sets forth the geographic locations of the Company's net sales for the years ended and property, plant, and equipment, net as of December 31, 2025, 2024 and 2023.

| | Year Ended December 31, | | | | | |
| | 2025 | | 2024 | | 2023 | |
	Net Sales (1)	Property, Plant, and Equipment, Net	Net Sales (1)	Property, Plant, and Equipment, Net	Net Sales (1)	Property, Plant, and Equipment, Net
North America	$ 2,654	$ 2,303	$ 2,589	$ 2,436	$ 2,745	$ 2,336
Asia Pacific	1,243	34	1,386	56	1,462	56
Europe, the Middle East, and Africa	1,163	296	1,138	285	1,197	298
Latin America (2)	748	445	669	411	674	517
Total	$ 5,808	$ 3,078	$ 5,782	$ 3,188	$ 6,078	$ 3,207

(1) Net sales are attributed to countries based on customer location.

(2) Latin America includes Mexico.

Segment Information

Chemours operates through its three principal reportable segments, which were organized based on their similar economic characteristics, the nature of products and production processes, end-use markets, channels of distribution, and regulatory environments: Thermal & Specialized Solutions, Titanium Technologies, and Advanced Performance Materials. Other non-reportable segment includes the Company's Performance Chemicals and Intermediates business.

The Company's Chief Operating Decision Maker ("CODM"), which is the Company's President and Chief Executive Officer, is regularly provided adjusted earnings before interest, taxes, depreciation, and amortization ("Adjusted EBITDA") which is the primary measure of segment profitability, by segment and on a consolidated basis. The CODM uses Segment Adjusted EBITDA as the primary basis to measure segment performance relative to expectations set during the Company's annual budget process, which is where decisions regarding allocation of the Company's capital expenditures, employees and financial resources predominately occurs. This regular review of segment and consolidated Adjusted EBITDA, which takes place in monthly Business Operating Reviews (BORs), includes budget-to-actual and various period-over-period variances, which allows the CODM to modify resource allocation accordingly. Adjusted EBITDA is defined as income (loss) before income taxes, excluding the following:

- interest expense, depreciation, and amortization;
- non-operating pension and other post-retirement employee benefit costs, which represents the non-service cost component of net periodic pension (income) costs;
- exchange (gains) losses included in other income, net;
- restructuring, asset-related, and other charges;
- (gains) losses on sales of assets and businesses; and,
- other items not considered indicative of the Company's ongoing operational performance and expected to occur infrequently, including certain litigation related and environmental charges and Qualified Spend reimbursable by DuPont and/or Corteva as part of the Company's cost-sharing agreement under the terms of the MOU that were previously excluded from Adjusted EBITDA.

The Chemours Company
Notes to the Consolidated Financial Statements
(Dollars in millions, except per share amounts and par values)

The following table sets forth financial information for the Company's reportable segments as of, and for the years ended December 31, 2025, 2024 and 2023.

	Thermal & Specialized Solutions		Titanium Technologies		Advanced Performance Materials	
Year Ended December 31, 2025						
Segment information from Consolidated Statements of Operations:						
Net sales to external customers (1)	$	2,066	$	2,429	$	1,263
Segment cost of goods sold		1,341		2,274		1,108
Segment selling, general, and administrative expense		104		113		134
Segment research and development expense		31		30		46
Add back: Depreciation and amortization (2)		70		132		115
Equity in earnings of affiliates		8		—		27
Other segment items (3)		(2)		(1)		9
Segment Adjusted EBITDA	$	670	$	145	$	108
Segment information from Consolidated Balance Sheets:						
Total assets	$	1,694	$	2,399	$	1,677
Investments in affiliates		73		—		87
Segment information from Consolidated Statements of Cash Flow:						
Purchases of property, plant, and equipment	$	64	$	98	$	44

	Thermal & Specialized Solutions		Titanium Technologies		Advanced Performance Materials	
Year Ended December 31, 2024						
Segment information from Consolidated Statements of Operations:						
Net sales to external customers (1)	$	1,830	$	2,572	$	1,326
Segment cost of goods sold		1,185		2,250		1,102
Segment selling, general, and administrative expense		104		118		147
Segment research and development expense		29		28		50
Add back: Depreciation and amortization (2)		53		124		89
Equity in earnings of affiliates		8		—		35
Other segment items (3)		2		(1)		(9)
Segment Adjusted EBITDA	$	571	$	301	$	160
Segment information from Consolidated Balance Sheets:						
Total assets	$	1,541	$	2,289	$	1,748
Investments in affiliates		72		—		81
Segment information from Consolidated Statements of Cash Flow:						
Purchases of property, plant, and equipment	$	168	$	55	$	122

The Chemours Company
Notes to the Consolidated Financial Statements
(Dollars in millions, except per share amounts and par values)

	Thermal & Specialized Solutions		Titanium Technologies		Advanced Performance Materials	
Year Ended December 31, 2023						
Segment information from Consolidated Statements of Operations:						
Net sales to external customers (1)	$	1,851	$	2,680	$	1,462
Segment cost of goods sold		1,132		2,372		1,127
Segment selling, general, and administrative expense		98		122		145
Segment research and development expense		25		32		48
Add back: Depreciation and amortization (2)		62		135		85
Equity in earnings of affiliates		10		—		35
Other segment items (3)		(15)		(1)		(11)
Segment Adjusted EBITDA	$	683	$	290	$	273
Segment information from Consolidated Balance Sheets:						
Total assets	$	1,280	$	2,217	$	1,833
Investments in affiliates		75		—		84
Segment information from Consolidated Statements of Cash Flow:						
Purchases of property, plant, and equipment	$	75	$	83	$	193

(1) Segment net sales to external customers are provided by product group in "Note 5 – Net Sales".

(2) Segment depreciation and amortization expense is included as a component of cost of goods sold; selling, general, and administrative expense; and research and development expense in the amounts regularly provided to the CODM and are therefore added back to arrive at Segment Adjusted EBITDA.

(3) Other segment items includes segment other (income) expense, net.

The following table sets forth a reconciliation for instances in which the above financial information for the Company's reportable segments does not sum to consolidated amounts.

Year Ended December 31,	Segment Total		Other Non-Reportable Segment		Corporate		Total Consolidated	
2025								
Net sales to external customers	$	5,758	$	50	$	—	$	5,808
Depreciation and amortization	$	317	$	5	$	18	$	340
Total assets (1)	$	5,770	$	95	$	1,517	$	7,382
Purchases of property, plant, and equipment	$	206	$	3	$	4	$	213
2024								
Net sales to external customers	$	5,728	$	54	$	—	$	5,782
Depreciation and amortization	$	266	$	5	$	21	$	292
Total assets (1)	$	5,578	$	97	$	1,834	$	7,509
Purchases of property, plant, and equipment	$	345	$	5	$	10	$	360
2023								
Net sales to external customers	$	5,993	$	85	$	—	$	6,078
Depreciation and amortization	$	282	$	6	$	21	$	309
Total assets (1)	$	5,330	$	96	$	2,815	$	8,241
Purchases of property, plant, and equipment	$	351	$	7	$	12	$	370

(1) Corporate assets primarily includes cash and cash equivalents, property, plant and equipment associated with the Chemours Discovery Hub, pension assets and deferred tax assets.

The Chemours Company
Notes to the Consolidated Financial Statements
(Dollars in millions, except per share amounts and par values)

The following table sets forth a reconciliation of Segment Adjusted EBITDA to the Company's consolidated income (loss) before income taxes for the years ended December 31, 2025, 2024 and 2023.

	Year Ended December 31,		
	2025	**2024**	**2023**
Thermal & Specialized Solutions	$ 670	$ 571	$ 683
Titanium Technologies	145	301	290
Advanced Performance Materials	108	160	274
Segment Adjusted EBITDA	923	1,032	1,247
Other non-reportable segment Adjusted EBITDA	8	8	18
Corporate expenses (1)	(181)	(256)	(212)
Unallocated Items:			
Interest expense, net	(269)	(263)	(208)
Depreciation and amortization	(340)	(292)	(309)
Non-operating pension and other post-retirement employee benefit income	10	3	—
Exchange losses, net (Note 8)	(11)	(9)	(38)
Restructuring, asset-related, and other charges (2) (Note 7)	(35)	(58)	(153)
Goodwill impairment charge (Note 15)	—	(56)	—
Inventory write-offs (3)	(7)	—	(40)
Loss on extinguishment of debt	(5)	(1)	(1)
Gain on sales of assets and businesses, net (Note 4)	8	3	110
Transaction costs (4)	(7)	(18)	(16)
Qualified spend recovery (5)	42	26	54
Litigation-related charges (6)	(320)	2	(761)
Environmental charges (7)	(93)	(15)	(9)
(Loss) income before income taxes	$ (277)	$ 106	$ (318)

(1) Includes corporate costs and certain legal and environmental expenses, and stock-based compensations expenses excluding unallocated items as listed above.

(2) As part of the Company's decision to exit its SPS Capstone™ business, the Company incurred accelerated depreciation charges of $23 during the year ended December 31, 2025, which are included within the "Depreciation and amortization" caption above, and therefore are not included as separate adjustment within this caption.

(3) Inventory write-offs for the year ended December 31, 2025 represents write-off of certain inventories from the SPS Capstone™ business, which was not allocated in the measurement of Advanced Performance Materials segment profitability used by the CODM.

(4) In 2025, transaction costs includes $4 of costs associated with the Senior Secured Credit Facilities, which is discussed in further detail in "Note 20 – Debt". In 2025 and 2024, transaction costs also includes $1 and $16 of third-party costs, respectively, related to the Titanium Technologies Transformation Plan, which was not allocated in the measurement of Titanium Technologies segment profitability used by the CODM.

(5) Qualified spend recovery represents costs and expenses that were previously excluded from the determination of Segment Adjusted EBITDA, reimbursable by DuPont and/or Corteva as part of our cost-sharing agreement under the terms of the MOU. Terms of the MOU are discussed in further detail in "Note 22 – Commitments and Contingent Liabilities".

(6) Litigation-related charges pertains to litigation settlements, PFOA drinking water treatment accruals, and other related legal fees. For the year ended December 31, 2025, litigation-related charges primarily includes $270 related to the Company's portion of Chemours, DuPont, Corteva, EID and the State of New Jersey's settlement agreement reached in August 2025, $12 in third-party legal fees directly related to the New Jersey Settlement agreement, $14 related to the Company's portion of Chemours, DuPont, Corteva, EID's settlement agreement to resolve the Hoosick Falls class action lawsuit and $18 related to reserves for asbestos and production liability matters. For the year ended December 31, 2024, litigation-related charges primarily includes $44 of benefit from insurance recoveries, along with the $29 accrual associated with the Ohio MDL.

(7) Environmental charges pertains to management's assessment of estimated liabilities associated with certain non-recurring environmental remediation expenses at various sites. For the year ended December 31, 2025, environmental charges primarily includes changes in remediation reserves at the four sites covered by the New Jersey settlement agreement. Refer to "Note 22 – Commitments and Contingent Liabilities" for further details.

The Chemours Company
Notes to the Consolidated Financial Statements
(Dollars in millions, except per share amounts and par values)

Note 30. Unaudited Quarterly Financial Information

As discussed in "Note 2 – Basis of Presentation", during 2025, the Company identified errors which impacted the Company's previously issued interim financial statements beginning as of January 1, 2023, and subsequent quarterly reporting periods through September 30, 2025. These errors related to the timing of COGS recognition, including U.S. rail freight and certain raw material inventory, certain other immaterial errors primarily impacting the timing of COGS recognition, the timing of insurance proceeds recognition within SG&A expenses, the timing of third party legal expense recognition in SG&A and the timing of recognition of valuation allowances of deferred taxes.

The Company assessed the materiality of all errors individually and in the aggregate impacting quarterly reporting periods ended March 31, 2024, June 30, 2024, September 30, 2024, December 31, 2024, March 31, 2025, June 30, 2025 and September 30, 2025 and concluded that the related impacts of these errors were not material to any previously presented interim financial statements. The Company did not identify any incremental errors impacting any quarterly reporting period in 2024 as previously disclosed in the March 31, 2025 Form 10-Q, except for the three-month period ended December 31, 2024.

The following sets forth a summary of the Company's quarterly results of operations for the years ended December 31, 2025 and 2024.

2025		For the Three Months Ended				
	March 31, (2)	June 30, (2)	September 30, (2)	December 31,	Full Year (1)	
Net sales	$ 1,368	$ 1,615	$ 1,495	$ 1,329	$ 5,808	
Cost of goods sold	$ 1,132	$ 1,337	$ 1,262	$ 1,174	$ 4,906	
Income (loss) before income taxes	$ -	$ (248)	$ 38	$ (67)	$ (277)	
Net income (loss)	$ (5)	$ (379)	$ 46	$ (47)	$ (386)	
Net income (loss) attributable to Chemours	$ (5)	$ (380)	$ 46	$ (47)	$ (386)	
Basic earnings (loss) per share of common stock	$ (0.03)	$ (2.53)	$ 0.31	$ (0.31)	$ (2.57)	
Diluted earnings (loss) per share of common stock	$ (0.03)	$ (2.53)	$ 0.31	$ (0.31)	$ (2.57)	

2024		For the Three Months Ended				
	March 31, (3)	June 30, (3)	September 30, (3)	December 31, (2)	Full Year (1)	
Net sales	$ 1,362	$ 1,554	$ 1,508	$ 1,359	$ 5,782	
Cost of goods sold	$ 1,078	$ 1,246	$ 1,222	$ 1,094	$ 4,640	
Income (loss) before income taxes	$ 70	$ 69	$ (32)	$ 1	$ 106	
Net income (loss)	$ 54	$ 60	$ (32)	$ (11)	$ 69	
Net income (loss) attributable to Chemours	$ 54	$ 60	$ (32)	$ (11)	$ 69	
Basic earnings (loss) per share of common stock	$ 0.36	$ 0.40	$ (0.22)	$ (0.08)	$ 0.46	
Diluted earnings (loss) per share of common stock	$ 0.36	$ 0.39	$ (0.22)	$ (0.08)	$ 0.46	

(1) Individual quarters may not sum to full year amounts due to rounding.

(2) As revised, as noted below.

(3) Comparative period amounts reported in the quarterly reports filed for three-months ended March 31, 2025, June 30 2025, and September 30, 2025 reflect the correction of errors previously identified and revised for as disclosed in the March 31, 2025 Form 10-Q. Accordingly, information regarding the effect of these errors has not been included herein.

The Chemours Company
Notes to the Consolidated Financial Statements
(Dollars in millions, except per share amounts and par values)

Revised Interim Consolidated Statements of Operations (unaudited)

	Three Months ended December 31, 2024		
	As reported	Adjustments	As revised
Cost of goods sold	$ 1,086	$ 8	$ 1,094
Gross profit	$ 273	$ (8)	$ 265
Income (loss) before income taxes	$ 9	$ (8)	$ 1
Provision for (benefit from) income taxes	$ 17	$ (5)	$ 12
Net (loss) income	$ (8)	$ (3)	$ (11)
Net (loss) income attributable to Chemours	$ (8)	$ (3)	$ (11)
Per share data			
Basic (loss) earnings per share of common stock	$ (0.05)	$ (0.03)	(0.08)
Diluted (loss) earnings per share of common stock	$ (0.05)	$ (0.03)	(0.08)

	Three months ended March 31, 2025		
	As reported	Adjustments	As revised
Provision for (benefit from) income taxes	$ 4	$ 1	$ 5
Net (loss) income	$ (4)	$ (1)	$ (5)
Net (loss) income attributable to Chemours	$ (4)	$ (1)	$ (5)

	Three months ended June 30, 2025		
	As reported	Adjustments	As revised
Selling, general and administrative expense	$ 437	$ (13)	$ 424
Total other operating expenses	$ 483	$ (13)	$ 470
(Loss) income before income taxes	$ (261)	$ 13	$ (248)
Provision for (benefit from) income taxes	$ 119	$ 12	$ 131
Net (loss) income	$ (380)	$ 1	$ (379)
Net (loss) income attributable to Chemours	$ (381)	$ 1	$ (380)
Per share data			
Basic (loss) earnings per share of common stock	$ (2.54)	$ 0.01	$ (2.53)
Diluted (loss) earnings per share of common stock	$ (2.54)	$ 0.01	$ (2.53)

	Six months ended June 30, 2025		
	As reported	Adjustments	As revised
Selling, general and administrative expense	$ 560	$ (13)	$ 547
Total other operating expenses	$ 666	$ (13)	$ 653
(Loss) income before income taxes	$ (262)	$ 13	$ (249)
Provision for (benefit from) income taxes	$ 122	$ 13	$ 135

	Three months ended September 30, 2025		
	As reported	Adjustments	As revised
Selling, general and administrative expense	$ 109	$ 13	$ 122
Total other operating expenses	$ 139	$ 13	$ 152
Income (loss) before income taxes	$ 51	$ (13)	$ 38
(Benefit from) provision for income taxes	$ (9)	$ 1	$ (8)
Net income (loss)	$ 60	$ (14)	$ 46
Net income (loss) attributable to Chemours	$ 60	$ (14)	$ 46
Per share data			
Basic earnings (loss) per share of common stock	$ 0.40	$ (0.09)	$ 0.31
Diluted earnings (loss) per share of common stock	$ 0.40	$ (0.09)	$ 0.31

The Chemours Company
Notes to the Consolidated Financial Statements
(Dollars in millions, except per share amounts and par values)

	Nine months ended September 30, 2025		
	As reported	Adjustments	As revised
Provision for (benefit from) income taxes	$ 114	$ 14	$ 128
Net (loss) income	$ (324)	$ (14)	$ (338)
Net (loss) income attributable to Chemours	$ (325)	$ (14)	$ (339)
Per share data			
Basic (loss) earnings per share of common stock	$ (2.16)	$ (0.10)	$ (2.26)
Diluted (loss) earnings per share of common stock	$ (2.16)	$ (0.10)	$ (2.26)

Revised Interim Consolidated Statements of Comprehensive (Loss) Income (unaudited)

	Three months ended March 31, 2025		
	As reported	Adjustments	As revised
Net loss	$ (4)	$ (1)	$ (5)
Unrealized (loss) gain on net investment hedge (Pre-Tax)	$ (31)	$ 5	$ (26)
Unrealized (loss) gain on net investment hedge (Tax)	$ 8	$ (1)	$ 7
Unrealized (loss) gain on net investment hedge (After-Tax)	$ (23)	$ 4	$ (19)
Hedging activities, net (Pre-Tax)	$ (38)	$ 5	$ (33)
Hedging activities, net (Tax)	$ 9	$ (1)	$ 8
Hedging activities, net (After-Tax)	$ (29)	$ 4	$ (25)
Other Comprehensive income (loss)	$ 29	$ 4	$ 33
Comprehensive income	$ 25	$ 3	$ 28
Comprehensive income attributable to Chemours	$ 25	$ 3	$ 28

	Three months ended June 30, 2025		
	As reported	Adjustments	As revised
Net loss	$ (380)	$ 1	$ (379)
Unrealized (loss) gain on net investment hedge (Pre-Tax)	$ (101)	$ 4	$ (97)
Unrealized (loss) gain on net investment hedge (Tax)	$ 24	$ (1)	$ 23
Unrealized (loss) gain on net investment hedge (After-Tax)	$ (77)	$ 3	$ (74)
Hedging activities, net (Pre-Tax)	$ (117)	$ 4	$ (113)
Hedging activities, net (Tax)	$ 26	$ (1)	$ 25
Hedging activities, net (After-Tax)	$ (91)	$ 3	$ (88)
Other Comprehensive income (loss)	$ 45	$ 3	$ 48
Comprehensive loss	$ (335)	$ 4	$ (331)
Comprehensive loss attributable to Chemours	$ (336)	$ 4	$ (332)

	Six months ended June 30, 2025		
	As reported	Adjustments	As revised
Net loss	$ (384)	$ (0)	$ (384)
Unrealized (loss) gain on net investment hedge (Pre-Tax)	$ (132)	$ 9	$ (123)
Unrealized (loss) gain on net investment hedge (Tax)	$ 32	$ (2)	$ 30
Unrealized (loss) gain on net investment hedge (After-Tax)	$ (100)	$ 7	$ (93)
Hedging activities, net (Pre-Tax)	$ (155)	$ 9	$ (146)
Hedging activities, net (Tax)	$ 35	$ (2)	$ 33
Hedging activities, net (After-Tax)	$ (120)	$ 7	$ (113)
Other Comprehensive income (loss)	$ 74	$ 7	$ 81
Comprehensive loss	$ (310)	$ 7	$ (303)
Comprehensive loss attributable to Chemours	$ (311)	$ 7	$ (304)

The Chemours Company
Notes to the Consolidated Financial Statements
(Dollars in millions, except per share amounts and par values)

	Three months ended September 30, 2025		
	As reported	Adjustments	As revised
Net income	$ 60	$ (14)	$ 46
Unrealized gain (loss) on net investment hedge (Pre-Tax)	$ 7	$ (2)	$ 5
Unrealized (loss) gain on net investment hedge (Tax)	$ (2)	$ 1	$ (1)
Unrealized (loss) gain on net investment hedge (After-Tax)	$ 5	$ (1)	$ 4
Hedging activities, net (Pre-Tax)	$ 11	$ (2)	$ 9
Hedging activities, net (Tax)	$ (2)	$ 1	$ (1)
Hedging activities, net (After-Tax)	$ 9	$ (1)	$ 8
Other Comprehensive income (loss)	$ 9	$ (1)	$ 8
Comprehensive income	$ 69	$ (15)	$ 54
Comprehensive income attributable to Chemours	$ 69	$ (15)	$ 54

	Nine months ended September 30, 2025		
	As reported	Adjustments	As revised
Net loss	$ (324)	$ (14)	$ (338)
Unrealized (loss) gain on net investment hedge (Pre-Tax)	$ (125)	$ 7	$ (118)
Unrealized (loss) gain on net investment hedge (Tax)	$ 30	$ (1)	$ 29
Unrealized (loss) gain on net investment hedge (After-Tax)	$ (95)	$ 6	$ (89)
Hedging activities, net (Pre-Tax)	$ (144)	$ 7	$ (137)
Hedging activities, net (Tax)	$ 33	$ (1)	$ 32
Hedging activities, net (After-Tax)	$ (111)	$ 6	$ (105)
Other Comprehensive income (loss)	$ 83	$ 6	$ 89
Comprehensive loss	$ (241)	$ (8)	$ (249)
Comprehensive loss attributable to Chemours	$ (242)	$ (8)	$ (250)

Revised Interim Consolidated Balance Sheets (unaudited)

	March 31, 2025		
	As reported	Adjustments	As revised
Property, plant, and equipment	$ 9,624	$ 5	$ 9,629
Property, plant and equipment, net	$ 3,131	$ 5	$ 3,136
Operating lease right-of-use assets	$ 286	$ (5)	$ 281
Other assets	$ 782	$ (18)	$ 764
Total assets	$ 7,394	$ (18)	$ 7,376
Other accrued liabilities	$ 401	$ (5)	$ 396
Total current liabilities	$ 1,673	$ (5)	$ 1,668
Long-term debt, net	$ 4,064	$ 5	$ 4,069
Operating lease liabilities	$ 213	$ (5)	$ 208
Total liabilities	$ 6,814	$ (5)	$ 6,809
Retained earnings	$ 1,659	$ (17)	$ 1,642
Accumulated other comprehensive loss	$ (338)	$ 4	$ (334)
Total Chemours stockholders' equity	$ 579	$ (13)	$ 566
Total equity	$ 580	$ (13)	$ 567
Total liabilities and equity	$ 7,394	$ (18)	$ 7,376

The Chemours Company
Notes to the Consolidated Financial Statements
(Dollars in millions, except per share amounts and par values)

	June 30, 2025		
	As reported	Adjustments	As revised
Property, plant, and equipment	$ 9,781	$ 6	$ 9,787
Property, plant and equipment, net	$ 3,121	$ 6	$ 3,127
Operating lease right-of-use assets	$ 281	$ (6)	$ 275
Other assets	$ 710	$ (26)	$ 684
Total assets	$ 7,488	$ (26)	$ 7,462
Other accrued liabilities	$ 608	$ (23)	$ 585
Total current liabilities	$ 1,850	$ (23)	$ 1,827
Long-term debt, net	$ 4,102	$ 6	$ 4,108
Operating lease liabilities	$ 206	$ (5)	$ 201
Deferred income taxes	$ 23	$ 5	$ 28
Total liabilities	$ 7,249	$ (17)	$ 7,232
Retained earnings	$ 1,265	$ (16)	$ 1,249
Accumulated other comprehensive loss	$ (293)	$ 7	$ (286)
Total Chemours stockholders' equity	$ 237	$ (9)	$ 228
Total equity	$ 239	$ (9)	$ 230
Total liabilities and equity	$ 7,488	$ (26)	$ 7,462

	September 30, 2025		
	As reported	Adjustments	As revised
Property, plant, and equipment	$ 9,833	$ 6	$ 9,839
Property, plant and equipment, net	$ 3,090	$ 6	$ 3,096
Operating lease right-of-use assets	$ 281	$ (8)	$ 273
Other assets	$ 712	$ (22)	$ 690
Total assets	$ 7,570	$ (24)	$ 7,546
Other accrued liabilities	$ 589	$ (9)	$ 580
Total current liabilities	$ 1,880	$ (9)	$ 1,871
Long-term debt, net	$ 4,098	$ 6	$ 4,104
Operating lease liabilities	$ 203	$ (6)	$ 197
Deferred income taxes	$ 18	$ 9	$ 27
Retained earnings	$ 1,312	$ (30)	$ 1,282
Accumulated other comprehensive loss	$ (284)	$ 6	$ (278)
Total Chemours stockholders' equity	$ 298	$ (24)	$ 274
Total equity	$ 300	$ (24)	$ 276
Total liabilities and equity	$ 7,570	$ (24)	$ 7,546

Revised Interim Consolidated Statements of Stockholders' Equity (unaudited)

	Three months ended March 31, 2024		
	As reported	Adjustments	As revised
Retained earnings at 1/1/2024	$ 1,781	$ (15)	$ 1,766
Retained earnings at 3/31/2024	$ 1,798	$ (15)	$ 1,783

	Three months ended June 30, 2024		
	As reported	Adjustments	As revised
Retained earnings at 4/1/2024	$ 1,798	$ (15)	$ 1,783
Retained earnings at 6/30/2024	$ 1,819	$ (15)	$ 1,804

	Six months ended June 30, 2024		
	As reported	Adjustments	As revised
Retained earnings at 1/1/2024	$ 1,781	$ (15)	$ 1,766
Retained earnings at 6/30/2024	$ 1,819	$ (15)	$ 1,804

The Chemours Company
Notes to the Consolidated Financial Statements
(Dollars in millions, except per share amounts and par values)

	Three months ended September 30, 2024		
	As reported	Adjustments	As revised
Retained earnings at 7/1/2024	$ 1,819	$ (15)	$ 1,804
Retained earnings at 9/30/2024	$ 1,749	$ (15)	$ 1,734

	Nine months ended September 30, 2024		
	As reported	Adjustments	As revised
Retained earnings at 1/1/2024	$ 1,781	$ (15)	$ 1,766
Retained earnings at 9/30/2024	$ 1,749	$ (15)	$ 1,734

	Three months ended March 31, 2025		
	As reported	Adjustments	As revised
Retained earnings at 1/1/2025	$ 1,701	$ (16)	$ 1,685
Net loss	$ (4)	$ (1)	$ (5)
Retained earnings at 3/31/2025	$ 1,659	$ (17)	$ 1,642

	Three months ended June 30, 2025		
	As reported	Adjustments	As revised
Retained earnings at 4/1/2025	$ 1,659	$ (17)	$ 1,642
Net loss	$ (380)	$ 1	$ (379)
Retained earnings at 6/30/2025	$ 1,265	$ (16)	$ 1,249

	Six months ended June 30, 2025		
	As reported	Adjustments	As revised
Retained earnings at 1/1/2025	$ 1,701	$ (16)	$ 1,685
Net loss	$ (384)	$ (0)	$ (384)
Retained earnings at 6/30/2025	$ 1,265	$ (16)	$ 1,249

	Three months ended September 30, 2025		
	As reported	Adjustments	As revised
Retained earnings at 7/1/2025	$ 1,265	$ (16)	$ 1,249
Net income	$ 60	$ (14)	$ 46
Retained earnings at 9/30/2025	$ 1,312	$ (30)	$ 1,282

	Nine months ended September 30, 2025		
	As reported	Adjustments	As revised
Retained earnings at 1/1/2025	$ 1,701	$ (16)	$ 1,685
Net loss	$ (324)	$ (14)	$ (338)
Retained earnings at 9/30/2025	$ 1,312	$ (30)	$ 1,282

Revised Interim Consolidated Statements of Cash Flows (unaudited)

	Three Months Ended March 31, 2025		
	As reported	Adjustments	As revised
Net loss	$ (4)	$ (1)	$ (5)
Cash flows from operating activities:			
Deferred tax (benefit) provision	$ (15)	$ 1	$ (14)
Cash provided by (used for) operating activities	(112)	—	(112)

The Chemours Company
Notes to the Consolidated Financial Statements
(Dollars in millions, except per share amounts and par values)

	Six Months Ended June 30, 2025		
	As reported	Adjustments	As revised
Net loss	$ (384)	$ (0)	$ (384)
Cash flows from operating activities:			
Deferred tax provision (benefit)	$ 84	$ 13	$ 97
(Decrease) increase in operating liabilities:			
Other current operating liabilities	$ 83	$ (13)	$ 70
Cash provided by (used for) operating activities	(19)	—	(19)

	Nine Months Ended September 30, 2025		
	As reported	Adjustments	As revised
Net loss	$ (324)	$ (14)	$ (338)
Cash flows from operating activities:			
Deferred tax (benefit) provision	$ 68	$ 14	$ 82
Cash provided by (used for) operating activities	127	—	127

RECONCILIATION OF GAAP FINANCIAL MEASURES TO NON-GAAP FINANCIAL MEASURES (UNAUDITED)

(Dollars in millions)

The Company believes the presentation of these non-GAAP financial measures, when used in conjunction with GAAP financial measures, is a useful financial analysis tool that can assist investors in assessing the Company's operating performance and underlying prospects. This analysis should not be considered in isolation or as a substitute for analysis of our results as reported under GAAP. This analysis should be read in conjunction with the Company's financial statements and footnotes contained in the documents that the Company files with the U.S. Securities and Exchange Commission. The non- GAAP financial measures used by the Company may be different from the methods used by other companies.

GAAP NET INCOME (LOSS) ATTRIBUTABLE TO CHEMOURS TO ADJUSTED NET INCOME AND ADJUSTED EBITDA RECONCILIATION

Adjusted earnings before interest, taxes, depreciation, and amortization ("Adjusted EBITDA") is defined as income (loss) before income taxes, excluding the following items: interest expense, depreciation, and amortization; non- operating pension and other post-retirement employee benefit costs, which represents the components of net periodic pension costs excluding the service cost component; exchange (gains) losses included in other income (expense), net; restructuring, asset- related, and other charges; (gains) losses on sales of businesses or assets; and, other items not considered indicative of the Company's ongoing operational performance and expected to occur infrequently, including certain litigation related and environmental charges and Qualified Spend reimbursable by DuPont and/or Corteva as part of the Company's cost- sharing agreement under the terms of the MOU that were previously excluded from Adjusted EBITDA. Adjusted Net Income is defined as net income (loss) attributable to Chemours, adjusted for items excluded from Adjusted EBITDA, except interest expense, depreciation, amortization, and certain provision for (benefit from) income tax amounts.

	Year Ended December 31,	
	2025	2024
Income (loss) before income taxes	$(277)	$106
Net (loss) income attributable to Chemours	$(386)	$ 69
Non-operating pension and other post-retirement employee benefit (income) cost	(10)	(3)
Exchange losses, net	11	9
Restructuring, asset-related, and other charges[1]	58	58
Goodwill impairment charge[2]	—	56
Loss on extinguishment of debt	5	1
Gain on sales of assets and businesses, net[3]	(8)	(3)
Transaction costs[4]	6	2
Qualified spend recovery[5]	(42)	(26)
Litigation-related charges[6]	320	(2)
Environmental charges[7]	93	15
Adjustments made to income taxes[8]	182	9
Benefit from income taxes relating to reconciling items[9]	(86)	(6)
Adjusted Net Income	143	179
Net income attributable to non-controlling interests	—	—
Interest expense, net	269	263
Depreciation and amortization[10]	317	292
All remaining (benefit from) provision for income taxes[9]	13	34
Adjusted EBITDA	$ 742	$768

---

(1) For the year ended December 31, 2025, restructuring, asset-related and other charges primarily includes charges related to our decision to exit our SPS Capstone™ business and the 2024 Restructuring Program. For the year ended December 31, 2024, restructuring, asset-related and other charges primarily includes charges related to the 2024 Restructuring Program and the Titanium Technologies Transformation Plan. See "Note 7 — Restructuring, Asset-Related and Other Charges" to the Consolidated Financial Statements in our Quarterly Report on Form 10-K for the year ended December 31, 2025 for further details.

(2) Represents a non-cash goodwill impairment charge in the Advanced Performance Materials unit, which is discussed further in "Note 15 — Goodwill and Other Intangibles, Net" to the Consolidated Financial Statements in our Annual Report on Form 10-K for the year ended December 31, 2024.

(3) For the year ended December 31, 2025, gain on sales of assets and businesses, net includes a gain on sale of $7 million related to certain parcels of land at the Company's manufacturing site in Kuan Yin, Taiwan.

(4) For the year ended December 31, 2025, transaction costs includes $4 million of costs associated with the Senior Secured Credit Facilities. See "Note 20 — Debt" to the Consolidated Financial Statements in our Quarterly Report on Form 10-K for the year ended December 31, 2025 for further details.

(5) Qualified spend recovery represents costs and expenses that were previously excluded from Adjusted EBITDA, reimbursable by DuPont and/or Corteva as part of our cost-sharing agreement under the terms of the MOU which is discussed in further detail in "Note 2 — Commitments and Contingent Liabilities" to the Consolidated Financial Statements in our Quarterly Report on Form 10-K for the year ended December 31, 2025.

(6) Litigation-related charges pertains to litigation settlements, PFOA drinking water treatment accruals, and other related legal fees. For the year ended December 31, 2025, litigation-related charges primarily includes $270 million related to the Company's portion of Chemours, DuPont, Corteva, EID and the State of New Jersey's settlement agreement reached in August 2025, $12 million in third-party legal fees directly related to the New Jersey Settlement agreement, $14 million related to the Company's portion of Chemours, DuPont, Corteva, EID's settlement agreement to resolve the Hoosick Falls class action lawsuit and $18 million related to reserves for asbestos and production liability matters. For the year ended December 31, 2024, litigation-related charges includes $44 million of benefits from insurance recoveries, along with the $29 million accrual for the Ohio MDL.

See "Note 22 — Commitments and Contingent Liabilities" to the Consolidated Financial Statements in our Annual Report on Form 10-K for the year ended December 31, 2025 for further details.

(7) Environmental charges pertains to management's assessment of estimated liabilities associated with certain non-recurring environmental remediation expenses at various sites. For the year ended December 31, 2025, environmental charges primarily includes changes in remediation reserves at the four sites covered by the New Jersey settlement agreement. For the year ended December 31, 2024, environmental charges primarily includes off- site remediation costs at Dordrecht Works. See "Note 22 — Commitments and Contingent Liabilities" to the Consolidated Financial Statements in our Annual Report on Form 10-K for the year ended December 31, 2025 for further details.

(8) Includes the removal of certain discrete income tax impacts within our provision for income taxes, such as shortfalls and windfalls on our share-based payments, certain return-to-accrual adjustments, valuation allowance adjustments, unrealized gains and losses on foreign exchange rate changes, and other discrete income tax items.

(9) The income tax impacts included in this caption are determined using the applicable rates in the taxing jurisdictions in which income or expense occurred for each of the reconciling items and represent both current and deferred income tax expense or benefit based on the nature of the non-GAAP financial measure

CHEMOURS
BOARD OF DIRECTORS


MARY B. CRANSTON
Independent
Chair of the Board


ALISTER COWAN
Independent
Lead Director


DENISE M. DIGNAM
Director


GEORGE R. BROKAW
Independent
Director


PAMELA F. FLETCHER
Independent
Director


ERIN N. KANE
Independent
Director


JOSEPH D. KAVA
Independent
Director


SEAN D. KEOHANE
Independent
Director


COURTNEY R. MATHER
Independent
Director


LIVINGSTON L. SATTERTHWAITE
Independent
Director


LESLIE M. TURNER
Independent
Director

CHEMOURS
LEADERSHIP TEAM


DENISE M. DIGNAM
President &
Chief Executive
Officer


MATTHEW CONTI
Chief Human
Resources Officer


GERARDO FAMILIAR
President, Advanced
Performance
Materials


MICHAEL FOLEY
President,
Titanium Technologies


SHANE W. HOSTETTER
Senior Vice President,
Chief Financial Officer


JOSEPH MARTINKO
President, Thermal &
Specialized Solutions


DIANE IULIANO PICHO
Chief Enterprise
Enablement Officer


KRISTINE M. WELLMAN
Senior Vice President,
General Counsel &
Corporate Secretary

CORPORATE HEADQUARTERS

The Chemours Company
1007 Market Street
Wilmington, Delaware 19801
1 302 773 1000

STOCK EXCHANGE LISTING

New York Stock Exchange
Stock Exchange Symbol: CC

TRANSFER AGENT AND REGISTRAR OF STOCK

Computershare Investor Services

OVERNIGHT MAIL DELIVERY

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REGULAR MAIL DELIVERY

P.O. Box 505000
Louisville, Kentucky 40233-5000
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US & Canada: 1 866 478 8569
International: 1 781 575 2729



